Confidential Draft Submission No. 3 as submitted confidentially to the Securities and Exchange Commission on September 28, 2017. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EVO Payments, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7389	82-1304484
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Ten Glenlake Parkway, South Tower, Suite 950

Atlanta, Georgia 30328

(516) 479-9000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

James G. Kelly

Chief Executive Officer

EVO Payments, Inc.

Ten Glenlake Parkway, South Tower, Suite 950

Atlanta, Georgia 30328

(516) 479-9000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Keith M. Townsend Alan J. Prince King & Spalding LLP 1180 Peachtree Street, N.E. Atlanta, Georgia 30309 (404) 572-4600	Steven J. de Groot Executive Vice President and General Counsel EVO Payments, Inc. Ten Glenlake Parkway, South Tower, Suite 950 Atlanta, Georgia 30328 (516) 479-9000	Marc D. Jaffe Ian D. Schuman Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee
Class A Common Stock, par value $0.01 per share	$	$

(1)	Includes shares issuable upon the exercise of the underwriters’ option to purchase additional shares. See “Underwriting.”
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                     , 2017

Prospectus

             shares

Class A common stock

This is the initial public offering of EVO Payments, Inc. We are offering              shares of our Class A common stock. We expect that the initial public offering price will be between $         and $         per share.

Prior to this offering, there has been no public market for our Class A common stock.

We intend to apply to list our Class A common stock on              under the symbol “EVOP.”

We will have four classes of common stock outstanding after this offering: Class A common stock offered hereby, Class B common stock, Class C common stock and Class D common stock. The holders of our Class A common stock and our Class D common stock will be entitled to one vote per share, and, subject to aggregate voting power limitations and certain sunset provisions described herein, the holders of our Class C common stock will be entitled to 3.5 votes per share in all matters presented to our stockholders generally, including the election of our board of directors. Subject to certain sunset provisions described herein, our Class B common stock will be entitled to 15.9% of the combined voting power in all matters presented to our stockholder generally, including the election of our board of directors. All of our Class B common stock will be held by Blueapple, Inc., all of our Class C common stock will be held by our executive officers, and all of our Class D common stock will be held by entities controlled by Madison Dearborn Partners, LLC and by certain of our current and former employees. We refer to the holders of our Class B common stock, Class C common stock and Class D common stock as of the date of this prospectus as the Continuing LLC Owners. We will also issue              shares of our Class A common stock, based on an assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, to members of our management and certain of our current and former employees. Immediately following this offering, the holders of our Class A common stock, including the investors in this offering, will collectively hold 100% of the economic interests in us and     % of the combined voting power in us. The Continuing LLC Owners, through their ownership of our Class A common stock Class B common stock, Class C common stock and Class D common stock, as applicable, will hold     % of the combined voting power in us. Our Class B common stock, Class C common stock and Class D common stock will not have any economic rights.

We will be a holding company, and, upon consummation of this offering and the application of proceeds therefrom, our principal asset will be common units of EVO Investco, LLC, which we refer to as EVO LLC, representing a     % economic interest in EVO LLC (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full). The remaining     % economic interest (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) in EVO LLC will be owned by the Continuing LLC Owners through ownership of common units of EVO LLC. Although we will have a minority economic interest in EVO LLC, because we will be the sole managing member of EVO LLC, we will operate and control all of the business and affairs of EVO LLC and, through EVO LLC and its subsidiaries, conduct our business. See “Organizational structure.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus summary—Implications of being an emerging growth company.”

Investing in our Class  A common stock involves risks. See “Risk factors” beginning on page 25.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to EVO Payments, Inc., before expenses	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting.”

We have granted the underwriters an option to purchase up to              additional shares of Class A common stock. The underwriters can exercise this right at any time within 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on or about                     , 2017.

J.P. Morgan	Citigroup	BofA Merrill Lynch	SunTrust Robinson Humphrey

                    , 2017

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. Neither we nor the underwriters (or any of our or their respective affiliates) have authorized anyone to provide you with additional or different information. Neither we nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free-writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

Market data and forecasts

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.

Our estimates are derived from publicly available information released by third parties, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. None of the independent industry publications used in this prospectus were prepared on our behalf.

Trademarks, service marks and trade names

This prospectus includes certain of our trademarks, service marks and trade names, which are protected under applicable intellectual property laws and are the property of us or our subsidiaries. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names. This prospectus may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners.

Basis of presentation

In connection with this offering, we will effect certain reorganization transactions, which we refer to as the “Reorganization Transactions.” See “Organizational structure” for a description of the Reorganization Transactions and a diagram depicting our organizational structure after giving effect to the Reorganization Transactions, including this offering.

As used in this prospectus, unless the context otherwise requires, references to:

•

“EVO,” “we,” “us,” “our,” the “Company,” and similar references refer: (1) on or prior to the completion of the Reorganization Transactions, including this offering, to EVO LLC and, unless otherwise stated, all of its direct and indirect subsidiaries, and (2) following the consummation of the Reorganization Transactions, including this offering, to EVO Payments, Inc., and, unless otherwise stated, all of its direct and indirect subsidiaries, including EVO LLC.

•	“EVO LLC” refers to EVO Investco, LLC, a Delaware limited liability company, and, unless otherwise stated, all of its direct and indirect subsidiaries.

•

“Continuing LLC Owners” refers collectively to the holders of our Class B common stock, Class C common stock and Class D common stock immediately following this offering, which includes Blueapple, MDP, our executive officers and certain of our current and former employees. See “Principal stockholders.”

•

“LLC Interests” refers to the single class of common membership interests of EVO LLC following the consummation of the Reorganization Transactions. An “LLC Interest” refers to a single common membership interest of EVO LLC following the consummation of the Reorganization Transactions.

•	“Blueapple” refers to Blueapple, Inc., a Delaware S corporation, which is controlled by entities affiliated with our founder and Chairman of our board of directors, Rafik R. Sidhom.

•	“MDP” refers to entities controlled by Madison Dearborn Partners, LLC. See “Prospectus summary—About Madison Dearborn Partners.”

We will be a holding company and the sole managing member of EVO LLC. Upon completion of this offering and the application of proceeds therefrom, our principal asset will be the LLC Interests we purchase from EVO LLC. EVO LLC is the predecessor of the issuer, EVO Payments, Inc., for financial reporting purposes. EVO Payments, Inc. will be the financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:

•

EVO Payments, Inc.    Other than the balance sheet as of April 21, 2017 and the statement of changes in shareholder’s equity for the period April 20, 2017 to April 21, 2017, the historical financial information of EVO Payments, Inc. has not been included in this prospectus as it is a newly incorporated entity, has no business transactions or activities to date, and had no assets or liabilities during the periods presented in this prospectus.

•

EVO Investco, LLC.    As we will have no other interest in any operations other than those of EVO Investco, LLC, the historical consolidated financial information included in this prospectus is that of EVO Investco, LLC.

The unaudited pro forma financial information of EVO Payments, Inc. presented in this prospectus has been derived by the application of pro forma adjustments to the historical consolidated financial statements of EVO LLC included elsewhere in this prospectus. These pro forma adjustments give effect to the Reorganization Transactions as described in “Organizational structure—Reorganization transactions,” including the completion of this offering, as if all such transactions had occurred on January 1, 2016, in the case of the unaudited pro forma consolidated statement of operations, and as of June 30, 2017, in the case of the unaudited pro forma consolidated balance sheet. See “Unaudited pro forma consolidated financial information” for a complete description of the adjustments and assumptions underlying the unaudited pro forma financial information included in this prospectus.

Throughout this prospectus, we provide a number of key performance indicators used by management and typically used by our competitors in the payment processing industry, including transactions processed, EBITDA and adjusted EBITDA attributable to EVO. We caution investors that amounts presented in accordance with our definitions of these key performance indicators may not be directly comparable to similar measures disclosed by our competitors because not all companies calculate these measures in the same manner.

These and other key performance indicators are discussed in more detail in the section entitled “Management’s discussion and analysis of financial condition and results of operations—Key performance indicators.” In this prospectus, we reference EBITDA and adjusted EBITDA attributable to EVO, which are non-GAAP financial measures. See “Prospectus summary—Summary historical and unaudited pro forma consolidated financial and other data” for a discussion of EBITDA and adjusted EBITDA attributable to EVO, as well as a reconciliation of those measures to the most directly comparable financial measure required by, or presented in accordance with, generally accepted accounting principles in the United States, or U.S. GAAP.

Certain other defined terms used in this prospectus include the following:

•

“markets” refers to countries and territories where we are authorized by card networks to acquire transactions. For purposes of determining our markets, territories refers to non-sovereign geographic areas that fall under the authority of another government. As an example, we consider Gibraltar (a territory of the United Kingdom) and the United Kingdom to be two distinct markets as our licensing agreements with the card networks gives us the ability to acquire transactions in both markets.

•	“merchant” refers to an organization that accepts electronic payments, including for-profit, not-for-profit and governmental entities.

•

“transactions processed” refers to the number of transactions we processed during any given period of time and is a meaningful indicator of our business and financial performance, as a significant portion of our revenue is driven by the number of transactions we process. In addition, transactions processed provides a valuable measure of the level of economic activity across our merchant base. In our North America segment, transactions include acquired Visa and Mastercard credit and signature debit, American Express, Discover, UnionPay, PIN-debit, electronic benefit transactions and gift card transactions. In our Europe segment, transactions include acquired Visa and Mastercard credit and signature debit, other card network merchant acquiring transactions, and ATM transactions.

Prospectus summary

This summary provides an overview of selected information contained elsewhere in this prospectus, but does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should carefully read this entire prospectus and the registration statement of which this prospectus is a part in their entirety before deciding to invest in our Class A common stock, including the information discussed under “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and the information presented in our consolidated financial statements and related notes contained elsewhere in this prospectus. Certain statements in this summary are forward-looking statements that involve risk and uncertainty. Our actual results may differ significantly for future periods. See “Forward-looking statements.”

Overview

We are a global merchant acquirer and payment processor servicing approximately 450,000 merchants in North America and Europe and processing more than two billion transactions annually. We operate at the center of global electronic commerce with local operations in 10 countries, with the ability to serve 50 markets around the world through our three proprietary, in-market processing platforms that are connected by a single point of integration. We differentiate ourselves from our competitors through (1) a highly productive and scaled sales distribution network, including exclusive global financial institution referral partnerships, (2) our three proprietary, in-market processing platforms, and (3) a comprehensive suite of payment and commerce solutions. We believe these points of differentiation allow us to deliver strong organic growth, increase market share, and attract additional financial institution, technology and other strategic partner relationships.

We are one of only four global merchant acquirers and are well positioned in some of the most attractive markets worldwide, including the United States, Canada, Mexico and Europe. Our global footprint differentiates us from many of our competitors who have a limited international presence. The U.S. payments market is one of the largest markets globally, with purchase volume on credit, debit and prepaid cards reaching approximately $5.8 trillion in 2015 and expected to grow 9.7% per year over the next 10 years, according to The Nilson Report. The competitive dynamics of the U.S. market are changing such that small and medium-sized enterprises, or SMEs, are increasingly looking to adopt sophisticated integrated point of sale, or IPOS, systems to manage various parts of their business, including helping them accept electronic payments. In the shifting U.S. market, our scale and strategic distribution relationships with independent software vendors, or ISVs, IPOS dealers and eCommerce gateway providers further position us to succeed. Internationally, we have entered high-growth markets across Europe and in Latin America, both of which are supported by favorable sector trends such as credit and debit cards per capita that have yet to reach the penetration levels of the United States. Internationally, financial institution distribution channels are a key component of our growth strategy. Our exclusive referral relationships with leading bank partners in these regions are a barrier to entry and we believe position us to grow organically above projected industry growth rates.

Our business, both domestically and abroad, is supported by partnerships with ISVs, IPOS dealers and eCommerce gateway providers. These partnerships function by way of a technical integration between us and the third party in which the third party seamlessly passes information to our systems to streamline the merchant boarding process. We have emerged as a preferred partner for these third-party referral partners because of our ease of integration through our proprietary solutions, high merchant satisfaction levels driven by the quality of our service, the ease and speed of our boarding systems for new merchants, and our consistent and transparent approach to risk and underwriting.

Our business is also supported by long-term, exclusive referral relationships with nine leading financial institutions. In the aggregate, these banks represent more than 10,000 branch locations which actively pursue new merchant relationships on our behalf every day. These financial institutions provide us with access to their brands, significantly enhancing our credibility and recognition. We build and maintain a direct relationship with our merchants in order to control our sales, price negotiation, underwriting, boarding and support processes. We also drive growth through our extensive direct sales capabilities and relationships with ISVs, dealers and independent sales organizations, or ISOs.

We are focused on delivering the products and services that provide the most value and convenience to our merchants. Our payment and commerce solutions consist of internally owned products, as well as other services that we enable through technical integrations with third-party providers. Our internally owned, value-added solutions include gateway solutions, online fraud prevention and management reporting, online hosted payments page capabilities, security tokenization and encryption solutions at the point-of-sale, or POS, and online, dynamic currency conversion, or DCC, loyalty offers, and other ancillary solutions. We offer processing capabilities tailored to specific industries and provide merchants with recurring billing, multi-currency authorization and settlement and cross-border processing. Our global footprint and ease of integration consistently attract new partner relationships, allowing us to develop a robust integrated solutions partner network and uniquely positioning us to stay ahead of major trends in each of our markets.

We operate three proprietary, in-house processing platforms, all connected via our EVO Snap solution and each supporting a different geographic region. EVO Snap provides a technical connection to our regional processing systems and a central point of integration for all third-party product partners. Importantly, our platforms allow us to address the specific needs of specific payment markets and to control the entire customer experience. In-market processing also allows us to directly address merchant and regulatory concerns regarding the flow of cardholder data and other sensitive information. Our systems also provide scale efficiencies which minimize our variable costs as merchant counts and transaction volumes increase.

We operate as an intermediary between merchants and card networks, collecting a series of fees primarily driven by the number and value of transactions processed. In addition, we generate fees for the value-added services and more advanced technology solutions that we increasingly provide to our merchants. For the year ended December 31, 2016, our revenue from continuing products increased 23.2% from the prior year to $419.2 million. Also for the year ended December 31, 2016, we reported net income attributable to the members of EVO Investco, LLC of $47.7 million and adjusted EBITDA attributable to EVO of $108.5 million, an increase of 45.3% and 30.9%, respectively, over the prior year. See “Prospectus summary—Summary historical and unaudited pro forma consolidated financial and other data” for a discussion of adjusted EBITDA attributable to EVO, as well as a reconciliation of this measure to the most directly comparable financial measure required by, or presented in accordance with, U.S. GAAP.

Our transformation

Since our founding in 1989 as an independent sales organization, we have evolved into one of the leading merchant acquirers globally. We are well positioned in some of the most attractive markets worldwide. We have consistently aligned our strategy to the shifting payments landscape with three primary objectives: (1) expanding distribution, (2) developing market-leading solutions and (3) providing high quality service to our merchant customers. Beginning in 2012, we have leveraged our scale to significantly grow our presence in high-growth international markets, broaden our strategic distribution in the United States, enhance our technology solutions and establish a proven, world-class management team.

Expanded into high-growth international markets

We expanded our international presence with local operations in 10 countries and today have the ability to provide processing services to clients in 50 markets worldwide. Outside the United States and Canada, we have a local presence in the Czech Republic, Germany, Ireland, Mexico, Poland, Spain and the United Kingdom. We now generate 64% of our revenue from these attractive, international markets. We have entered these markets through exclusive, long-term relationships with nine leading financial institutions. Our international markets have much stronger growth dynamics with higher overall personal consumer expenditure growth and significantly underpenetrated bankcards per capita as compared to the United States.

Broadened our strategic distribution in the United States

We developed a network of strategic and highly successful sales distribution channels to drive growth in our merchant portfolio. We made significant investments to broaden our distribution channels to include ISVs and eCommerce gateway providers, which represent some of the largest opportunities for growth in the United States. The acquisition of the EVO Snap technology created the foundation for our platform that provides merchants with access to our globally integrated products from a single connection point. In January 2017, we acquired Sterling Payment Technologies LLC, or Sterling, which provides us with a significant number of new omni-channel relationships and strengthens our position as the preferred partner to ISVs.

Enhanced our technology advantage

Through internal innovation and strategic acquisitions, we enhanced our technology solutions globally. Our three interconnected processing platforms in the United States, Poland and Mexico allow our local delivery organizations to efficiently and effectively run their applications, while leveraging the interconnectability of EVO Snap to export solutions from one market to the next. Our proprietary eCommerce gateway solution allows online merchants to leverage our global suite of products. Our integrated solution offering allows omni-channel partners to connect to our systems via a simple, single integration, giving them access to our global products and services offerings. We believe these proprietary, in-market platforms and technology solutions provide us with a unique and hard to replicate advantage in the industry and differentiate us from our competitors.

Established a proven, world-class management team

We expanded our senior leadership team to add several highly experienced payment technology professionals, including James G. Kelly, our CEO, Kevin M. Hodges, our CFO, Brendan F. Tansill, our President of North America, Darren Wilson, our President of International, and Michael L. Reidenbach, our Chief Information Officer. Our executive management team has extensive experience in developing and managing global payments companies, including developing new markets and sales distribution channels, consolidating and insourcing operations, and leading multi-cultural dispersed teams. The team has structured and managed numerous financial institution alliances providing merchant referrals on multiple continents over the past 15 years and, where appropriate, has migrated and integrated processing and operations platforms on over 30 occasions.

Industry growth opportunities

Within the merchant acquiring industry, we target high-growth segments of our existing North American and European markets, as well as new markets that we believe are poised to grow even faster as merchants and customers migrate from cash to cards and other electronic payments.

According to The Nilson Report, purchase volume on credit, debit and prepaid cards in the United States was $5.8 trillion in 2015 and is estimated to reach $11.4 trillion by 2025, representing a compound annual growth rate, or CAGR, of 9.7%. Purchase transactions on credit, debit and prepaid cards in the United States were 104 billion in 2015 and are expected to grow 9.2% per year over the next 10 years. Overall electronic payments growth is expected to be driven by growth in gross domestic product, or GDP, and the continued shift from cash-to-card conversion.

In the United States, we focus on the SME segment, which has traditionally been the fastest growing and most profitable payments segment. Today, this segment is characterized by an accelerating shift towards IPOS systems and multi-channel solutions, displacing traditional stand-alone terminals. As merchants demand more specialized, industry-specific business management solutions, we anticipate that the number of unique ISVs and IPOS system providers will continue to grow. By being a single, value-added resource point for the entire payments ecosystem (providing “one-stop shopping” for a merchant), we believe fully integrated merchant acquirers like EVO will benefit from significant network effects, which will drive benefits to all of the participants in the system.

Consolidation among the merchant acquirers serving the United States has also resulted in several scaled players. We believe benefits to scale include lower processing costs and an increased ability to continue investing in innovative technology solutions. Based on The Nilson Report, we are one of the largest non-bank merchant acquirers in the United States.

Outside the United States, the bulk of global credit and debit card payment volume is concentrated within a few countries. Within Europe, the United Kingdom, France, Spain and Germany account for half of all credit and debit card purchase volume. The most developed countries, defined as those countries with a per capita GDP of greater than $30,000 per year, represent the most tangible, immediate growth opportunities. However, we believe the underpenetrated, developing markets (defined as developed countries where the total volume of transactions processed by merchant acquirers is less than 15% of GDP) and emerging markets offer the greatest long-term growth potential.

Internationally, credit and debit cards per capita have yet to reach the penetration level of the United States. Significant opportunities for growth exist in emerging markets should international card penetration rise closer to the level of penetration seen in the United States, and we anticipate that banks will continue marketing cards in those regions that are comparatively underpenetrated. As these regions continue to adopt card-based payments and merchants situated in these regions continue to increase acceptance, merchant acquirers with an international presence stand to benefit.

Our competitive strengths

Global footprint enables us to serve clients around the world

We have operations in 10 countries with the ability to service merchants in 50 markets around the world. Our customers include large national and multi-national corporations as well as SMEs spanning across most industry verticals. Our global merchant footprint is diversified among retail, restaurants, petroleum, government, transit and telecom, among others, providing stable and recurring revenue streams across different geographies.

We have established sales channels and relationships in large developed economies, such as the United States, Canada, and Western Europe, where the penetration of electronic payments is high. In addition, we have investments and partnerships in fast-growing developing and emerging markets with lower penetration rates of electronic payments, such as Mexico and Eastern Europe. We also operate in developed economies that have a lower electronic payment penetration rate, such as Spain, Ireland and the United Kingdom.

We believe our global footprint is a significant competitive advantage as we compete for large, multi-national clients as well as ISVs, IPOS dealers, and other partners. Large, multi-national merchants choose us because we can act as a single acquirer and processor in the markets in which they operate. Additionally, because of our global footprint, our referral relationships can reach new markets by leveraging their connection with us to access our global processing services.

Strategic distribution partnerships with financial institutions and tech-enabled referral partners

Across Europe and Mexico, our exclusive financial institution distribution relationships represent more than 10,000 bank branches, including retail and corporate banking locations. We have experienced significant success in all of our financial institution alliances in attracting new customers on behalf of our bank partners, frequently leveraging their brand and adding higher quality service and brand value, thus strengthening the goodwill of our bank partners with their merchant customers. We have demonstrated success in integrating and cross-selling our services to this expanded merchant customer base, as well as generating new banking customers for our partners through our direct sales strategies.

We have also established deep relationships with a large network of tech-enabled referral partners, including ISVs, IPOS dealers, eCommerce providers, and other membership or distribution partners that wish to offer payment processing services to their merchant customers. We believe our expertise in serving tech-enabled referral partners is differentiated and enabled by our three proprietary, in-market processing platforms and service-oriented culture. Through a single, easy integration point, partners gain access to our global processing platform and solutions. Furthermore, our commitment to customer service drives high merchant satisfaction levels and provides us with a strong reputation as a reliable and trusted partner around the world. We believe our expertise in serving tech-enabled distribution partners is a competitive advantage and will position us for continued growth.

Comprehensive suite of payment and commerce solutions

We are focused on delivering the products and services that provide the most value and convenience to our merchants. As such, we continuously survey the competitive landscape, our merchants and our experience in multiple markets throughout the world to develop products, propositions, pricing, promotions and partnering plans for each region that we believe best suits the current and future needs of each unique market. Our wide-ranging experience serving multi-national merchants in markets around the world, as well as our close relationships with major international merchants and various card networks—including Visa, Mastercard, American Express, Discover, UnionPay and other in-country card networks—uniquely position us to stay ahead of major trends in each of our markets.

We intend to maximize the number of merchants we serve in each of the markets in which we operate. To accomplish this objective, we offer a wide-ranging portfolio that contains products, services and pricing functionality that appeal to a broad range of merchants, as well as products, services and pricing solutions that are specifically designed for particular vertical markets. Our extensive product offering enables us to provide multiple solutions to each of our merchants, allowing our merchants to select a package of solutions and services that best suit their needs.

In addition, because we operate in markets around the world and have a global perspective, our proprietary, in-market processing platforms enable us to export best-in-class strategies and solutions from one market into another. Specifically, EVO Snap provides a technical connection to our regional processing systems and a central point of integration for all third-party product partners. We believe this capability differentiates us relative to our competitors. Our multi-market footprint provides scale to our product development efforts and lowers our research and development costs so we can more effectively compete for larger merchants.

Finally, everything we bring to market is designed and implemented with security as a primary requirement. Our goal is to make the acceptance of payments as worry-free for our merchants as possible. This perspective results in the development of products and services that meets or exceeds all industry and regulatory standards, making us the right choice for any merchant looking to reduce their compliance burdens.

Best-in-class technology and security

Our processing platforms are supported by full back office, security and monitoring infrastructures. Our EVO Snap product line is focused on providing a collection of integrated solution offerings which allow omni-channel partners to connect to our systems via a simple, single integration, giving them access to our platforms. This product line includes (1) a proprietary eCommerce marketplace solution that allows online merchants to leverage our global suite of products, including paperless reporting and boarding, (2) an ISV platform that offers merchants a variety of connections directly to software companies and through various IPOS dealers, and (3) a full eCommerce gateway solution that provides a comprehensive payments gateway solution. We believe this full suite of owned payment processing platforms and related solutions is unique in the industry and differentiates us from our competitors.

Providing essential financial services without interruption to merchants and bank partners is a mission-critical operation. As a result, we have invested in creating a world-class, safe and secure technology infrastructure designed to prioritize both efficiency and security. Our technology infrastructure is supported by professionals with decades of experience in operating high-volume, real-time processing systems and has been developed around state-of-the-art data centers located in North America and Europe. We have also designed our environments with the ability to redirect processing to the most appropriate operating location at any given time. This flexibility enables us to continue to offer processing services during catastrophic events and disasters that would otherwise adversely affect our clients.

In addition, we have implemented a formal program, EVO Secure, which continuously audits and refines our security toolset and procedures to ensure that we have the best possible protection in place against various security threats. This program is applied consistently across all of our operations, making it possible for us to monitor and react to alerts as quickly as possible from either of two centralized security operations centers that are staffed around the clock.

Proven management team with strong track record of value-creating acquisitions

Beginning in January 2012, we expanded our senior leadership team to include highly experienced payment technology professionals based in the United States and Europe, allowing us to successfully expand domestically and internationally. Many members of our senior leadership team have previously worked together in the industry, and have extensive experience in developing and managing a global payments company. As we have expanded our international operations, we have invested substantial resources to attract and retain experienced, executive-level talent with significant in-country experience to further develop our current markets and enter new ones.

Our executive management team has demonstrated exceptional execution capabilities around developing new markets and sales distribution channels, consolidating and insourcing operations, and leading multi-cultural dispersed teams. The team has structured and managed numerous financial institution alliances on multiple continents over the past 15 years and, where appropriate, has migrated and integrated processing and operations platforms on over 30 occasions. The team has been successful in managing complex alliance relationships with large financial institutions, which provide a significant number of merchant referrals to our business.

Our growth strategies

We believe our competitive strengths will continue to generate significant growth opportunities in our existing and new markets. We plan to grow our business and improve our operations by executing the following strategies:

Organically growing existing markets

We believe there is considerable opportunity for growth not only in new markets, but in our existing markets as well. Many of our international markets are less mature than the U.S. market with respect to the growth drivers of our business. Specifically, these markets exhibit higher overall personal consumer expenditure growth, provide more opportunity for cash-to-card conversion, offer more penetration of integrated and eCommerce solutions, and present upside growth opportunities with new financial institution partners.

We believe there is significant growth potential in our U.S. and Canadian markets due to share shifts from technological advancements in the electronic payments industry. Our focus stems from integrated payments and eCommerce solutions, which currently comprise a significant portion of our business. These solutions currently enjoy a premium growth rate to the traditional POS systems, and we expect this trend to continue for the foreseeable future.

To continue growing our merchant base we focus primarily on the following strategies:

•	supporting our existing portfolio and adding new customers;

•	introducing our comprehensive, global set of payment and commerce solutions to our existing markets;

•	leveraging our global infrastructure to ensure efficiency and competitiveness; and

•	customizing solutions to meet in-market needs.

By implementing these strategies, we believe we will increase adoption of our current payment and commerce solutions, continue to grow our merchant base and enable our partners to offer their merchants the broadest set of solutions in the market.

Expanding our global footprint

Our partnership strategy has been a source of significant growth, and we believe it will continue to facilitate growth in the future. Since 2012, we have established nine exclusive bank partnerships in seven countries. While we have made meaningful headway in penetrating new markets, we believe considerable opportunities remain in both establishing additional partnerships in our current markets, as well as entirely new markets around the world.

This strategy drives us to expand into select international markets that we believe present attractive investment opportunities for long-term, sustainable merchant growth. In determining which markets to enter, we evaluate a wide range of factors, including the reputation of our potential bank partner, the size of the domestic economy, card usage penetration, growth prospects, profitability, commerce and technology trends, regulatory and other risks, required investments, management resources and the likely return on investment.

Broadening our distribution network

We aim to grow our business and broaden our global reach by generating new distribution relationships that add merchants to our portfolio. We reach new merchants primarily through our direct sales force and referral relationships. Our focus is to build these relationships across all channels, including financial institutions, software vendors, POS dealers, gateway providers and agents. In addition to developing these growth channels, we are able to leverage our infrastructure, both in servicing our existing markets and in expanding to new markets. We plan to continue to broaden our distribution network by identifying and securing new distribution opportunities within both our existing markets and future markets.

Growing and enhancing our innovative payments and commerce solutions

We believe our innovative payments and commerce solutions represent one of our competitive advantages. We have made significant investments in both technology and personnel, through strategic acquisitions and internal development, to propel our product innovation forward. In order to continue to expand our competitive advantage, we believe we must continue to offer our customers state-of-the-art products and services. Through a combination of building products organically, partnering with leading technology innovators and selectively pursuing acquisitions, we are constantly driving innovation to enhance our products and services.

Capitalizing on our operating leverage

Our focus on cost optimization is a part of our culture that allows us to pursue other growth strategies. The deep industry and operating expertise of our management team enables us to identify opportunities to improve the operating efficiencies of our technology, product and operations infrastructure. With in-house processing solutions and proprietary internal systems in North America and Europe, we have significant operating leverage as we grow overall volumes and transactions. With each newly acquired business, we utilize this infrastructure to optimize costs and efficiencies. Through the support and reporting of our global systems, we eliminate redundancies and improve operating efficiencies post-acquisition.

Reorganization transactions

In connection with this offering, we will consummate the following transactions, which we refer to as the Reorganization Transactions. The number of shares of each class of our common stock set forth below is based on an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

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All of the outstanding limited liability interests in EVO LLC will be reclassified into LLC Interests. The number of LLC Interests to be issued to each member of EVO LLC will be determined based on a hypothetical liquidation of EVO LLC based on an initial public offering price of $             per share of our Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and the amount of underwriting discounts and commissions to be paid in this offering.

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All time-based and performance-based vesting requirements applicable to EVO LLC’s outstanding unvested Class D units will be waived in connection with the reclassification of the outstanding limited liability company interests in EVO LLC into LLC Interests. Our executive officers collectively hold            Class D units for which vesting would be waived in connection with the reclassification and, based on an initial public offering price of $            per share of our Class A common stock (which is the midpoint of the price range set forth on the cover page of this prospectus), will collectively receive            LLC Interests in connection with the reclassification of those Class D units. Our current and former employees collectively hold            Class D units for which vesting would be waived in connection with the reclassification and, based on an initial public offering price of $            per share of our Class A common stock (which is the midpoint of the price range set forth on the cover page of this prospectus), will collectively receive            LLC Interests in connection with the reclassification of those Class D units.

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Affiliates of MDP holding all of the Class E units held by MDP will engage in a series of transactions that will result in MDCP VI-C Cardservices II Blocker Corp., which we refer to as the MDP Blocker Sub, merging with and into EVO Payments, Inc., with EVO Payments, Inc. remaining as the surviving corporation. At the time of the merger, the MDP Blocker Sub will only own equity interests in EVO LLC. As a result of these transactions, an affiliate of MDP will exchange all of their equity interests in the MDP Blocker Sub for shares of our Class A common stock.

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We will amend and restate EVO Payments, Inc.’s certificate of incorporation to, among other things, provide for Class A common stock, Class B common stock, Class C common stock and Class D common stock. The terms of each class of our common stock are described in “Description of capital stock.”

•	We will issue shares of our Class A common stock to investors in this offering (or shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

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We will issue              shares of our Class A common stock to members of our management and certain of our current and former employees upon conversion of the outstanding unit appreciation awards held by these individuals (and we will be deemed to have made a related capital contribution to EVO LLC in exchange for LLC Interests corresponding to these shares of Class A common stock). Each of these shares of our Class A common stock (and the corresponding LLC Interests) will vest on the anniversary of the completion of this offering, a change of control of EVO Payments, Inc. or the individual’s death or disability, and will be forfeited, in the case of our management and current employees, if the individual ceases to be employed by us for any other reason. Each share of Class A common stock subject to vesting as described above will be entitled to vote and receive dividends prior to vesting; any dividends received will be paid upon vesting and will be forfeited if the related shares of Class A common stock are forfeited.

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We will issue              shares of our Class B common stock to Blueapple for nominal consideration on a one-to-one basis with the number of LLC Interests it owns, which will provide for 15.9% of the combined voting power in us until the earlier of (1) the third anniversary of the consummation of this offering, and (2) the date on which Blueapple no longer beneficially owns units in EVO LLC equal to or greater than 3% of the outstanding economic interest in EVO LLC.

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We will issue              shares of our Class C common stock to our executive officers for nominal consideration on a one-to-one basis with the number of LLC Interests they own, which will provide holders 3.5 votes per share. The voting rights associated with our Class C common stock are capped so that the aggregate voting power of all shares of Class C common stock outstanding, when taken together with any shares of Class A common stock held by our executive officers or directors that are subject to vesting or forfeiture, will not exceed 20% of the combined voting power in us. Each share of our Class C common stock will be automatically converted into a share of our Class D common stock upon the earlier of (1) the third anniversary of the consummation of this offering, and (2) the date on which the holder’s employment with us is terminated.

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We will issue              shares of our Class D common stock to MDP and to certain current and former employees for nominal consideration on a one-to-one basis with the number of LLC Interests they own, which will provide one vote per share.

•	The voting and economic rights associated with our classes of common stock to be issued in the Reorganization Transactions are summarized in the following table:

Class of common stock	Holders	Voting rights*	Economic rights
Class A common stock	Public, MDP Executive Officers, and Current and Former Employees	One vote per share	Yes
Class B common stock	Blueapple	15.9%	No
Class C common stock	Executive Officers	3.5 votes per share, subject to aggregate cap	No
Class D common stock	MDP and Current and Former Employees	One vote per share	No

*	Subject to certain ownership requirements, on the third anniversary of the consummation of this offering the voting rights of our Class B common stock will cease and each share of our Class C common stock will automatically convert into a share of our Class D common stock. See “Description of capital stock.”

Shares of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders. See “Description of capital stock.”

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We will use the net proceeds from the sale of Class A common stock in this offering to purchase LLC Interests directly from EVO LLC, at a purchase price per LLC Interest equal to the initial public offering price per share of Class A common stock less underwriting discounts and commissions paid in connection with this offering.

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We will amend and restate the limited liability company agreement of EVO LLC, effective as of the completion of this offering to, among other things, (1) appoint EVO Payments, Inc. as the sole managing member of EVO LLC and (2) provide certain sale and exchange rights to the Continuing LLC Owners.

•	EVO LLC will pay fees and expenses related to the Reorganization Transactions of approximately $ million.

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The Continuing LLC Owners will continue to own their LLC Interests and, except for MDP through its ownership of shares of our Class A common stock, will have no economic interests in EVO Payments, Inc. despite their ownership of Class B common stock, Class C common stock and Class D common stock, as applicable (where “economic interests” means the right to receive any distributions or dividends, whether in cash or stock, in connection with Class A common stock). See “Certain relationships and related party transactions—EVO LLC agreement.”

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We will enter into a tax receivable agreement, which we refer to as the TRA, with the Continuing LLC Owners. The TRA will generally require us to pay to the Continuing LLC Owners 85% of the amount of cash savings, if any, in U.S. federal, state or local tax that we actually realize directly or indirectly (or are deemed to realize in certain circumstances) as a result of (1) certain increases in tax basis as a result of any future purchase by us of their LLC Interests for cash or, in the case of the Continuing LLC Owners (other than Blueapple), any future exchange by us of their LLC Interests for shares of our Class A common stock, including any basis adjustment relating to the assets of EVO LLC, and (2) tax benefits attributable to payments made under the TRA (including imputed interest). See “Certain relationships and related party transactions—Tax receivable agreement.”

Organizational structure following this offering

Immediately following the completion of this offering, we will be a holding company and our principal asset will be the LLC Interests we purchase from EVO LLC. As the sole managing member of EVO LLC, we will operate and control all of the business and affairs of EVO LLC and, through EVO LLC and its subsidiaries, conduct our business. Accordingly, although we will have a minority economic interest in EVO LLC, we will have the sole voting interest in, and control the management of, EVO LLC. Therefore, we will consolidate the financial results of EVO LLC and its subsidiaries in our consolidated financial statements.

As a result of the Reorganization Transactions, and based on an assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, upon completion of this offering:

•	EVO Payments, Inc. will exercise exclusive control over EVO LLC as its sole managing member.

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The investors in this offering will collectively own     % of our outstanding Class A common stock, consisting of              shares of our Class A common stock (or        % of our outstanding Class A common stock, consisting of              shares of our Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full), representing     % of the combined voting power in us (or     % of the combined voting power in us if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

•	Blueapple, through its ownership of all of our outstanding Class B common stock, will possess 15.9% of the combined voting power in us.

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Our executive officers will collectively own        % of our outstanding Class A common stock, consisting of            shares of Class A common stock, and 100% of our Class C common stock, consisting of              shares of our Class C common stock. Certain of our current and former employees will also collectively own     % of our outstanding Class A common stock, consisting of              shares of Class A common stock, and     % of our outstanding Class D common stock, consisting of              shares. Collectively, our executive officers will hold shares of our common stock representing        % of the combined voting power in us (or        % of the combined voting power in us if the underwriters exercise their option to purchase additional shares of Class A common stock in full), and our current and former employees will hold shares of our common stock representing     % of the combined voting power in us (or     % of the combined voting power in us if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

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MDP will own     % of our outstanding Class D common stock, consisting of              shares of our Class D common stock, and     % of our outstanding Class A common stock, consisting of              shares of Class A common stock, representing      % of the combined voting power in us (or     % of the combined voting power in us if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

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EVO Payments, Inc. will own              LLC Interests (or              LLC Interests if the underwriters exercise their option to purchase additional shares of Class A common stock in full), representing     % of the LLC Interests (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

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Blueapple will have a sale right providing that, upon our receipt of a sale notice from Blueapple, we will use our commercially reasonable best efforts to pursue a public offering of shares of our Class A common stock and use the net proceeds therefrom to purchase LLC Interests from Blueapple. Upon our receipt of such a sale notice, we may elect, at our option (determined solely by our independent directors (within the meaning

of the rules of the             ) who are disinterested), to cause EVO LLC to instead redeem the applicable LLC Interests for cash; provided that Blueapple consents to any election by us to cause EVO LLC to redeem the LLC Interests. See “Certain relationships and related party transactions—EVO LLC agreement.”

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Each Continuing LLC Owner (other than Blueapple) will have an exchange right providing that, upon receipt of an exchange notice from such Continuing LLC Owner, we will exchange the applicable LLC Interests from such Continuing LLC Owner for newly issued shares of our Class A common stock on a one-for-one basis pursuant to an exchange agreement that we will enter into in connection with this offering, which we refer to as the Exchange Agreement. Upon our receipt of such an exchange notice, we may elect, at our option (determined solely by our independent directors (within the meaning of the rules of the             ) who are disinterested), to cause EVO LLC to instead redeem the applicable LLC Interests for cash; provided that such Continuing LLC Owner consents to any election by us to cause EVO LLC to redeem the LLC Interests. In the event that a Continuing LLC Owner does not consent to an election by us to cause EVO LLC to redeem the LLC Interests, we are required to exchange the applicable LLC Interests for newly issued shares of Class A common stock. See “Certain relationships and related party transactions—Exchange agreement.”

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If we elect to cause EVO LLC to redeem LLC Interests in lieu of pursuing a public offering or exchanging LLC Interests for newly issued shares of our Class A common stock, we will offer the other Continuing LLC Owners the right to have their respective LLC Interest redeemed in an amount up to such person’s pro rata share of the aggregate LLC Interests to be redeemed. We will not be required to redeem any LLC Interest from Blueapple or any other Continuing LLC Owner in response to a sale notice from Blueapple if we elect to pursue, but are unable to complete, a public offering of shares of our Class A common stock.

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Each Continuing LLC Owner (other than Blueapple) will also receive certain registration rights pursuant to our registration rights agreement that we will amend and restate in its entirety in connection with this offering, which we refer to as the Registration Rights Agreement. MDP will receive customary demand registration rights that require us to register shares of Class A common stock held by it, including any Class A common stock received upon our exchange of Class A common stock for its LLC Interests. All Continuing LLC Owners (other than Blueapple) will receive customary piggyback registration rights, which will include the right to participate on a pro rata basis in any public offering we conduct in response to our receipt of a sale notice from Blueapple. In addition, we will agree to maintain a registration statement with respect to the issuance of the Class A common stock to be issued in exchange for any outstanding LLC Interests pursuant to any exchange under the Exchange Agreement. Blueapple will also have the right, in connection with any public offering we conduct (including any offering conducted as a result of an exercise by MDP of its registration rights), to request that we use our commercially reasonable best efforts to pursue a public offering of shares of our Class A common stock and use the net proceeds therefrom to purchase a pro rata portion of its LLC Interests. See “Certain relationships and related party transactions—EVO LLC agreement” and “Certain relationships and related party transactions—Registration rights agreement.”

The diagram below depicts our organizational structure immediately following this offering assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock and based on an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus.

(1)	Blueapple is controlled by entities affiliated with our founder, Mr. Sidhom. See “Basis of presentation.”
(2)	The aggregate voting power in EVO Payments, Inc. for each class of our common stock immediately following the consummation of this offering is summarized in the following table.

Holders	Class of common stock	Voting power(i)
Public, MDP, Executive Officers and Current and Former Employees	Class A	%
Blueapple	Class B	15.9%
Executive Officers	Class C	%
MDP and Current and Former Employees	Class D	%

(i)	Subject to certain ownership and employment requirements, on the third anniversary of the consummation of this offering the voting rights of our Class B common stock will cease and each share of our Class C common stock will automatically convert into a share of our Class D common stock. See “Description of capital stock.”

(3)	See “Certain relationships and related party transactions—EVO LLC agreement,” “Certain relationships and related party transactions—Exchange agreement” and “Certain relationships and related party transactions—Registration rights agreement” for a description of the sale and exchange rights and the registration rights of the Continuing LLC Owners.

Summary risk factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, liquidity and prospects. You should carefully consider these risks, including the risks discussed in the section entitled “Risk factors,” before deciding to invest in our Class A common stock. Risks relating to our business include, among others:

•	our inability to anticipate and respond to changing industry trends and the needs and preferences of our merchants and consumers;

•	substantial and increasingly intense competition worldwide in the financial services and payment technology industries;

•	the effects of global economic, political and other conditions and trends in consumer, business and government spending;

•	our inability to protect our systems and data from continually evolving cybersecurity risks or other technological risks;

•	risks related to our pursuit of acquisitions in the future;

•	continued consolidation in the banking industry;

•	our dependence, in part, on our merchant and sales agent relationships and strategic partnerships with various financial institutions to grow our business;

•	a significant number of our merchants are small- and medium-sized businesses and small affiliates of large companies, which can be more difficult and costly to retain than larger enterprise merchants;

•	our reliance on third parties for significant services;

•	our failure to comply with and changes to government regulations and card network rules and standards, including with respect to privacy, data protection and information security;

•	our inability to successfully manage our intellectual property;

•	our substantial indebtedness and operating and financial restrictions imposed by our Senior Secured Credit Facilities (as defined herein);

•	increased costs and obligations we will incur as a result of being a public company;

•	our ability to realize any tax benefits that may arise from our organizational structure; and

•	the significant influence that the Continuing LLC Owners will continue to have over us after this offering, including control over decisions that require the approval of stockholders.

About Madison Dearborn Partners

Based in Chicago, MDP is one of the most experienced private equity investment firms in the United States. MDP has received approximately $23 billion of capital commitments through its seven private equity funds. Since its inception in 1992, MDP has invested in more than 130 companies across a broad spectrum of industries, including healthcare, basic industries, business and government services, consumer, financial and transaction services, and telecommunications, media and technology services. MDP has an outstanding track record of helping build and grow successful companies within each of these industry sectors.

Implications of being an emerging growth company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For so long as we are an emerging growth company, we will, among other things:

•	not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of Securities Exchange Act of 1934, as amended, or the Exchange Act;

•	not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act;

•	be exempt from any rule adopted by the Public Company Accounting Oversight Board, requiring mandatory audit firm rotation or a supplemental auditor discussion and analysis; and

•	be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will continue to qualify as an emerging growth company until the earliest of:

•	the last day of our fiscal year following the fifth anniversary of the date of our initial public offering;

•	the last day of our fiscal year in which we have annual gross revenue of $1.07 billion or more;

•	the date on which we have, during the previous three-year period, issued more than $1.07 billion in non-convertible debt; and

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the date on which we are deemed to be a “large accelerated filer,” which will occur at such time as we (1) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (2) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (3) have filed at least one annual report pursuant to the Exchange Act.

Corporate information

EVO Payments, Inc., the issuer of the Class A common stock in this offering, was incorporated on April 20, 2017 as a Delaware corporation. Our principal executive offices are located at Ten Glenlake Parkway, South Tower, Suite 950, Atlanta, Georgia 30328, and our telephone number is (516) 479-9000. Our principal website address is www.evopayments.com. The information on, or that can be accessed through, our website is not incorporated into this prospectus and is not part of this prospectus. We have included our website address as an inactive textual reference only.

Immediately following this offering, EVO Payments, Inc. will be a holding company and its principal asset will be the LLC Interests we purchase from EVO LLC.

The offering

Issuer	EVO Payments, Inc.

Class A common stock offered by us	shares.

Option to purchase additional shares of Class A common stock	The underwriters have a 30-day option to purchase up to an additional shares of Class A common stock from us.

Class A common stock outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Class B common stock to be outstanding immediately after this offering	shares.

Class C common stock to be outstanding immediately after this offering	shares.

Class D common stock to be outstanding immediately after this offering	shares.

LLC Interests to be held by us immediately after this offering	units, representing a % economic interest in EVO LLC (or units representing a % economic interest if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Voting power held by holders of Class A common stock after giving effect to this offering	% (or % if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Voting power held by holders of Class B common stock after giving effect to this offering	15.9%.

Voting power held by holders of Class C common stock after giving effect to this offering	% (or % if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Voting power held by holders of Class D common stock after giving effect to this offering	% (or % if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Voting rights	Each share of our Class A common stock entitles its holder to one vote per share.

Our Class B common stock is entitled to 15.9% of the combined voting power of our issued and outstanding common stock upon completion of this offering. All shares of our Class B common stock will be held by Blueapple. Upon the earlier of (1) the third anniversary of the consummation of this offering and (2) the date on which Blueapple no longer beneficially owns LLC Interests equal to 3% of the outstanding economic interest in EVO LLC, the voting rights for holders of our Class B common stock will cease.

Our Class C common stock entitles its holders to 3.5 votes per share. All shares of our Class C common stock will be held by our executive officers. The voting rights associated with our Class C common stock are capped so that the aggregate voting power of all shares of Class C common stock outstanding, when taken together with any shares of Class A common stock held by our executive officers or directors that are subject to vesting or forfeiture, will not exceed 20% of the combined voting power in us. Each share of our Class C common stock will be automatically converted into a share of our Class D common stock upon the earlier of (1) the third anniversary of the consummation of this offering, and (2) the date on which the holder’s employment with us is terminated.

Our Class D common stock entitles its holders to one vote per share. All shares of our Class D common stock will be held by entities controlled by MDP and certain of our current and former employees.

Holders of our Class A common stock, Class B common stock, Class C common stock and Class D common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. See “Description of capital stock.”

Following the Reorganization Transactions, holders of our Class B common stock, Class C common stock and our Class D common stock will hold one share of Class B common stock, Class C common stock or Class D common stock, as applicable, for each LLC Interest held by them. The shares of Class B common stock, Class C common stock and Class D common stock have no economic rights.

Use of proceeds	We estimate that we will receive net proceeds of approximately $ million from the sale of Class A common stock in this offering (or approximately $ million if the underwriters exercise their option to purchase additional shares of Class A common stock in full) based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to purchase LLC Interests directly from EVO LLC at a purchase price per LLC Interest equal to the initial public offering price per share of Class A common stock less underwriting discounts and commissions payable thereon. EVO LLC will use proceeds from the sale of LLC Interests to us to repay a portion of the indebtedness outstanding under the Senior Secured Credit Facilities, with any remaining amount used for general corporate purposes. See “Use of proceeds.”

Sale rights, exchange rights and registration rights of the Continuing LLC Owners	Blueapple will have a sale right providing that, upon our receipt of a sale notice from Blueapple, we will use our commercially reasonable best efforts to pursue a public offering of shares of our Class A common stock and use the net proceeds therefrom to purchase LLC Interests from Blueapple. Upon our receipt of such a sale notice, we may elect, at our option (determined solely by our independent directors (within the meaning of the rules of the ) who are disinterested), to cause EVO LLC to instead redeem the applicable LLC Interests for cash; provided that Blueapple consents to any election by us to cause EVO LLC to redeem the LLC Interests. See “Certain relationships and related party transactions—EVO LLC agreement.”

Each Continuing LLC Owner (other than Blueapple) will have an exchange right providing that, upon receipt of an exchange notice from such Continuing LLC Owner, we will exchange the applicable LLC Interests from such Continuing LLC Owner for newly issued shares of our Class A common stock on a one-for-one basis pursuant to the Exchange Agreement. Upon our receipt of such an exchange notice, we may elect, at our option (determined solely by our independent directors (within the meaning of the rules of the ) who are disinterested), to cause EVO LLC to instead redeem the applicable LLC Interests for cash; provided that such Continuing LLC Owner consents to any election by us to cause EVO LLC to redeem the LLC Interests. In the event that a Continuing LLC Owner does not consent to an election by us to cause EVO LLC to redeem the LLC Interests, we are required to exchange the applicable LLC Interests for newly issued shares of Class A common stock. See “Certain relationships and related party transactions—Exchange agreement.”

If we elect to cause EVO LLC to redeem LLC Interests in lieu of pursuing a public offering or exchanging LLC Interests for newly issued shares of our Class A common stock, we will offer the other Continuing LLC Owners the right to have their respective LLC Interest redeemed in an amount up to such person’s pro rata share of the aggregate LLC Interests to be redeemed. We will not be required to redeem any LLC Interest from Blueapple or any other Continuing LLC Owner in response to a sale notice from Blueapple if we elect to pursue, but are unable to complete, a public offering of shares of our Class A common stock.

Each Continuing LLC Owner (other than Blueapple) will also receive certain registration rights pursuant to the Registration Rights Agreement. MDP will receive customary demand registration rights that require us to register shares of Class A common stock held by it, including any Class A common stock received upon our exchange of Class A common stock for its LLC Interests. All Continuing LLC Owners (other than Blueapple) will receive customary piggyback registration rights, which will include the right to participate on a pro rata basis in any public offering we conduct in response to our receipt of a sale notice from Blueapple. In addition, we will agree to maintain a registration statement with respect to the issuance of the Class A common stock to be issued in exchange for any outstanding LLC Interests pursuant to any exchange under the Exchange Agreement. Blueapple will also have the right, in connection with any public offering we conduct (including any offering conducted as a result of an exercise by MDP of its registration rights), to request that we use our commercially reasonable best efforts to pursue a public offering of shares of our Class A common stock and use the net proceeds therefrom to purchase a pro rata portion of its LLC Interests. See “Certain relationships and related party transactions—EVO LLC agreement” and “Certain relationships and related party transactions—Registration rights agreement.”

Dividend policy	We do not intend to pay dividends on our Class A common stock in the foreseeable future.

Immediately following this offering, EVO Payments, Inc. will be a holding company and its principal asset will be the LLC Interests we purchase from EVO LLC. If we decide to pay a dividend in the future, we would need to cause EVO LLC to make distributions to us in an amount sufficient to cover such dividend. If EVO LLC makes such distributions to us, the other holders of LLC Interests will be entitled to receive pro rata distributions.

Our ability to pay dividends on our Class A common stock is limited by our existing indebtedness, and may be further restricted by the terms of any future debt or preferred securities incurred or issued by us or our subsidiaries. See “Dividend policy” and “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.”

Risk factors	Investing in our Class A common stock involves a high degree of risk. See “Risk factors” beginning on page 25 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Tax Receivable Agreement

We will enter into the TRA with EVO LLC and the Continuing LLC Owners that will provide for the payment by us to the Continuing LLC Owners of 85% of the amount of tax benefits, if any, that we actually realize (or are deemed to realize in certain circumstances) as a result of (1) certain increases in tax basis as a result of any future purchase by us of the Continuing LLC Owners’ LLC Interests for cash or, in the case of Continuing LLC Owners (other than Blueapple), any future exchange by us of their LLC Interests for shares of our Class A common stock, including any basis adjustment relating to the assets of EVO LLC, and

(2) tax benefits attributable to payments made under the TRA (including imputed interest). See “Certain relationships and related party transactions—Tax receivable agreement.”

Proposed ticker symbol	“EVOP”

The number of shares of Class A common stock to be outstanding after this offering excludes the following:

•

                shares of Class A common stock reserved for issuance under the EVO Payments, Inc. 2017 Omnibus Equity Incentive Plan, or the 2017 Plan, which will become effective in connection with this offering; and

•

the issuance of shares of Class A common stock in connection with the Sterling severance payment or the Zenith contingent payment, each as described in Note 7 to the unaudited pro forma consolidated balance sheet in “Unaudited pro forma consolidated financial information.”

Unless otherwise indicated, the information in this prospectus reflects and assumes the following:

•	the consummation of the Reorganization Transactions as described under “Organizational structure” prior to the completion of this offering, and the estimated impact of the TRA;

•	the filing and effectiveness of our amended and restated certificate of incorporation and adoption of our amended and restated bylaws prior to the consummation of this offering; and

•	no exercise of the underwriters’ option to purchase additional shares of Class A common stock in this offering.

Summary historical and unaudited pro forma consolidated financial and other data

Set forth below is summary historical and unaudited pro forma consolidated financial and other data of EVO LLC and EVO Payments, Inc. as of the dates and for the periods indicated.

We derived the consolidated statements of operations and comprehensive income (loss) and cash flow data for the years ended December 31, 2016 and 2015 from EVO LLC’s audited consolidated financial statements and related notes thereto, which are included elsewhere in this prospectus. We derived the consolidated statements of operations and comprehensive income (loss) and cash flow data for the six months ended June 30, 2017 and 2016, and the related consolidated balance sheet data as of June 30, 2017, from EVO LLC’s unaudited consolidated financial statements and related notes thereto, which are included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods.

We derived the summary unaudited pro forma consolidated financial data of EVO Payments, Inc. presented below from our unaudited pro forma consolidated financial statements, which are included elsewhere in this prospectus. The summary unaudited pro forma consolidated financial data for the six months ended June 30, 2017 and year ended December 31, 2016 gives effect to the Reorganization Transactions as described in “Organizational structure” and the consummation of this offering, the use of proceeds therefrom and related transactions, as described in “Use of proceeds” and “Unaudited pro forma consolidated financial information,” as if all such transactions had occurred on January 1, 2016, in the case of the summary unaudited pro forma consolidated statements of operations data, and as of June 30, 2017, in the case of the summary unaudited pro forma consolidated balance sheet data. The unaudited pro forma consolidated financial information includes various estimates which are subject to change and may not be indicative of what our operations or financial position would have been had the Reorganization Transactions and this offering taken place on the dates indicated, or of what may occur in the future.

The summary historical consolidated per share and other data of EVO Payments, Inc. have not been presented, as EVO Payments, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

The historical results presented below are not necessarily indicative of the results to be expected for any future period, and the results for any interim period are not necessarily indicative of the results that may be expected for a full year. This information should be read in conjunction with “Risk factors,” “Unaudited pro forma consolidated financial information,” “Selected historical consolidated financial and other data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	EVO LLC historical				EVO Payments, Inc. pro forma
	Six months ended June 30,		Year ended December 31,		Six months ended June 30, 2017	Year ended December 31, 2016
(in thousands, except per share data and transactions processed)	2017	2016	2016	2015

Consolidated Statements of Operations and Comprehensive Income (Loss):
Revenue	$233,519	$204,070	$419,221	$355,509	$	$

Operating expenses:
Cost of services and products, exclusive of depreciation and amortization shown separately below	75,823	69,013	140,659	109,393
Selling, general and administrative	104,537	81,046	174,198	147,128
Depreciation and amortization	35,673	31,747	64,012	49,428

Total operating expenses	216,033	181,806	378,869	305,949

Income from operations	17,486	22,264	40,352	49,560

Other income (expense):
Interest income	638	497	1,096	948
Interest expense	(30,577)	(19,297)	(40,658)	(20,880)
Income from investment in unconsolidated investees	758	575	1,547	4,552
Other income, net	(174)	71,334	72,147	13

Total other (expense) income	(29,355)	53,109	34,132	(15,367)

(Loss) income before income taxes	(11,869)	75,373	74,484	34,193
Income tax (expense) benefit	(9,357)	(11,633)	(17,033)	5,860

Net (loss) income	(21,226)	63,740	57,451	40,053
Less net income attributable to non-controlling interests	(2,854)	(3,371)	(9,746)	(7,218)

Net (loss) income attributable to the Members of EVO Investco, LLC	(24,080)	60,369	$47,705	$32,835	$	$

Comprehensive (loss) income:
Net (loss) income	(21,226)	63,740	57,451	40,053
Unrealized gain on defined benefit pension plan	520	—	294	1
Unrealized foreign currency translation adjustment	53,799	(15,507)	(52,454)	(38,539)

Other comprehensive income (loss)	54,319	(15,507)	(52,160)	(38,538)
Comprehensive income	33,093	48,233	5,291	1,515
Less comprehensive income attributable to non-controlling interests	(2,854)	(3,371)	(9,685)	(7,175)

Comprehensive income (loss) attributable to the Members of EVO Investco, LLC	$30,239	$44,862	$(4,394)	$(5,660)	$	$

	EVO LLC historical				EVO Payments, Inc. pro forma
	Six months ended June 30,		Year ended December 31,		Six months ended June 30, 2017	Year ended December 31, 2016
(in thousands, except per share data and transactions processed)	2017	2016	2016	2015

Pro Forma Net Income per Share Data(1):

Pro forma weighted average shares of Class A common stock outstanding:
Basic
Diluted

Pro forma net income available to Class A common stock per share:
Basic					$	$
Diluted					$	$

Consolidated Statement of Cash Flow Data:
Net cash (used in) provided by operating activities	$(30,705)	$6,020	$32,753	$7,322	$	$
Net cash (used in) provided by investing activities	$(25,113)	$28,579	$(117,247)	$(249,813)	$	$
Net cash provided by (used in) financing activities	$48,579	$(54,469)	$42,180	$228,898	$	$
Effect of exchange rate changes on cash and cash equivalents	$9,007	$(178)	$(8,062)	$(21,743)	$	$
Net increase (decrease) in cash and cash equivalents	$1,768	$(20,048)	$(50,376)	$(35,336)	$	$

Other Financial Data (unaudited):
Revenue from continuing products(2)	$233,519	$204,070	$419,221	$340,291	$	$
Adjusted EBITDA attributable to EVO(3)	$56,390	$52,480	$108,497	$82,903	$	$
Transactions processed (in billions)(4)	1.25	1.03	2.16	1.59

	As of June 30, 2017
(in thousands)	EVO LLC historical	EVO Payments, Inc. pro forma(5)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$205,092	$
Total assets	$1,327,401	$
Total debt(6)	$886,895	$
Total deficit	$(125,531)	$

(1)	See Note 6 to the unaudited pro forma consolidated statements of operations in “Unaudited pro forma consolidated financial information” for the computations of the pro forma weighted-average shares of Class A common stock outstanding.

(2)	For a description of revenue from continuing products see “Management’s discussion and analysis of financial condition and results of operations—Comparison of results for the years 2016 and 2015.”

(3)	EBITDA and adjusted EBITDA attributable to EVO are supplemental measures of our performance that are not required by, or presented in accordance with, U.S. GAAP. EBITDA and adjusted EBITDA attributable to EVO are included in this prospectus because they are key metrics used by management and our board of directors to assess our financial performance. EBITDA and adjusted EBITDA attributable to EVO are frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

EBITDA is defined as income before provision for income taxes, net interest expense, and depreciation and amortization. EBITDA is not a term defined under U.S. GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

Adjusted EBITDA attributable to EVO is defined as EBITDA less net income attributable to non-controlling interests, excluding the items described in the table below. Adjusted EBITDA attributable to EVO is used by management as a measure of operating performance. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting adjusted EBITDA attributable to EVO is appropriate to provide additional information to investors about our results of operations that management utilizes on an ongoing basis to assess our core operating performance.

EBITDA and adjusted EBITDA attributable to EVO may not be comparable to similarly titled measures used by other companies. You should not consider our EBITDA and adjusted EBITDA attributable to EVO as alternatives to operating income or net income, determined in accordance with U.S. GAAP. Our calculations of EBITDA and adjusted EBITDA attributable to EVO have limitations as analytical tools, including:

•	these measures do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	these measures do not reflect changes in, or cash requirements for, our working capital needs;

•	these measures do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	these measures do not reflect our tax expense or the cash requirements to pay our taxes; and

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and these measures do not reflect any cash requirements for such replacements.

The following table reconciles EBITDA and adjusted EBITDA attributable to EVO to the most directly comparable U.S. GAAP financial performance measure, which is net income:

(in thousands)	EVO LLC historical
	Six months ended June 30,		As of December 31,
	2017	2016	2016	2015
Net (loss) income	$(21,226)	$63,740	$57,451	$40,053
Income tax expense (benefit)	9,357	11,633	17,033	(5,860)
Interest income	(638)	(497)	(1,096)	(948)
Interest expense	30,577	19,297	40,658	20,880
Depreciation and amortization	35,673	31,747	64,012	49,428

EBITDA	$53,743	$125,920	$178,058	$103,553
Net income attributable to non-controlling interests	(2,854)	(3,371)	(9,746)	(7,218)
Discontinued product line(a)	—	—	—	(13,389)
Gain related to minority owned affiliates(b)	—	—	—	(2,000)
Non-cash equity compensation(c)	—	—	—	636
Restructuring charges(d)	2,952	742	2,500	2,871
Acquisition related transaction costs(e)	2,548	1,549	10,045	(1,550)
Gain on sale of interest in Visa Europe Limited(f)	—	(72,360)	(72,360)	—

Adjusted EBITDA attributable to EVO	$56,390	$52,480	$108,497	$82,903

(a)	In early 2015, we elected to cease processing for certain eCommerce merchants due to increased scrutiny of these businesses by U.S. regulators. As a result, we have excluded the results of this product line from our calculation of adjusted EBITDA attributable to EVO.

(b)	In March 2015, we received an incremental cash distribution from a North America affiliate in which we own a minority stake. Our investment balance in this subsidiary is zero, and we recognize distributions as income until such time as the investment balance exceeds zero. We do not expect incremental cash distributions to recur at these levels in the future.

(c)	Represents share-based compensation expense associated with an incentive equity grant, which was awarded in 2013 and was fully amortized as of December 2015. We could incur similar non-cash expenses in future periods if we grant additional stock-based awards.

(d)	Represents expenses associated with employee severance charges associated with office consolidations and other restructuring activities.

(e)	Represents advisory, legal and other fees arising from acquisition related due diligence and closing activities. Management excludes these expenses when evaluating core operating performance as the amounts vary from period to period depending upon the level of acquisition activity.

(f)	Visa Inc. acquired Visa Europe Limited, or Visa Europe, on June 21, 2016. As a member and shareholder of Visa Europe through certain of our subsidiaries in Europe, we recognized a gain on the sale in the period of the acquisition.

(4)	Transactions processed refers to the number of transactions we processed during any given period of time. See “Basis of presentation” above for more information.

(5)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease cash and cash equivalents and total deficit on a pro forma as adjusted basis by approximately $ million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(6)	Amounts do not reflect any reduction for original issue discounts or deferred financing costs associated with such indebtedness.

Risk factors

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes, before deciding to invest in our Class A common stock. The occurrence of any of the events described below could harm our business, financial condition, results of operations, liquidity or prospects. In such an event, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business.

Business risks

Our ability to anticipate and respond to changing industry trends and the needs and preferences of our merchants and consumers may adversely affect our competitiveness or the demand for our products and services.

The financial services and payments technology industries are subject to rapid technological advancements, resulting in new products and services, including mobile payment applications and customized integrated software payment solutions, and an evolving competitive landscape, as well as changing industry standards and merchant and consumer needs and preferences. We expect that new services and technologies applicable to the financial services and payment technology industries will continue to emerge. These changes may limit the competitiveness of and demand for our services. Also, our merchants and consumers continue to adopt new technology for business and personal uses. We must anticipate and respond to these changes in order to remain competitive within our relative markets. In addition, failure to develop value-added services that meet the needs and preferences of our merchants could adversely affect our ability to compete effectively in our industry. Furthermore, merchants’ or consumers’ potential negative reaction to our products and services can spread quickly through social media and damage our reputation before we have the opportunity to respond. If we are unable to anticipate or respond to technological or industry standard changes on a timely basis, our ability to remain competitive could be adversely affected.

Substantial and increasingly intense competition worldwide in the financial services and payment technology industries may adversely affect our overall business and operations.

The financial services and payment technology industries are highly competitive, and our payment services and solutions compete against all forms of financial services and payment systems, including cash and checks, and electronic, mobile, eCommerce and integrated payment platforms. If we are unable to differentiate ourselves from our competitors and drive value for our merchants, we may not be able to compete effectively. Our competitors may introduce their own value-added or other innovative services or solutions more effectively than we do, which could adversely impact our current competitive position and prospects for growth. They also may be able to offer and provide services that we do not offer. We also compete against new entrants that have developed alternative payment systems, eCommerce payment systems, payment systems for mobile devices and customized integrated software payment solutions. Failure to compete effectively against any of these competitive threats could adversely affect our business, financial condition or results of operations. In addition, some of our competitors are larger and have greater financial resources than us, enabling them to maintain a wider range of product offerings, mount extensive promotional campaigns and be more aggressive in offering products and services at lower rates, which may adversely affect our business, financial condition or results of operations.

Potential changes in the competitive landscape, including disintermediation from other participants in the payments chain, could harm our business.

We expect that the competitive landscape will continue to change, including:

•

rapid and significant changes in technology, resulting in new and innovative payment methods and programs, that could place us at a competitive disadvantage and reduce the use of our products and services;

•

competitors, merchants, governments and other industry participants may develop products and services that compete with or replace our value-added products and services, including products and services that enable card networks and banks to transact with consumers directly;

•

participants in the financial services and payment technology industries may merge, create joint ventures, or form other business combinations that may strengthen their existing business services or create new payment services that compete with our services; and

•

new services and technologies that we develop may be impacted by industry-wide solutions and standards related to migration to EMV standards, including chip technology, tokenization and other safety and security technologies.

Failure to compete effectively against any of these or other competitive threats could adversely affect our business, financial condition or results of operations.

Global economic, political and other conditions may adversely affect trends in consumer, business and government spending, which may adversely impact the demand for our services and our revenue and profitability.

The financial services and payment technology industries in which we operate depend heavily upon the overall level of consumer, business and government spending. A sustained deterioration in general economic conditions (including distress in financial markets, turmoil in specific economies around the world and additional government intervention), particularly in North America or Europe, or increases in interest rates in key countries in which we operate, may adversely affect our financial performance by reducing the number or average purchase amount of transactions we process. A reduction in the amount of consumer spending could result in a decrease of our revenue and profits.

Adverse economic trends may accelerate the timing, or increase the impact of, risks to our financial performance. These trends could include:

•

declining economies, foreign currency fluctuations and the pace of economic recovery can change consumer spending behaviors, such as cross-border travel patterns, on which the majority of our revenue is dependent;

•

low levels of consumer and business confidence typically associated with recessionary environments, and those markets experiencing relatively high unemployment, may result in decreased spending by cardholders;

•

budgetary concerns in the United States and other countries around the world could affect the United States and other specific sovereign credit ratings, impact consumer confidence and spending, and increase the risks of operating in those countries;

•

emerging market economies tend to be more volatile than the more established markets we serve in North America and Europe, and adverse economic trends may be more pronounced in those emerging markets where we conduct business;

•	financial institutions may restrict credit lines to cardholders or limit the issuance of new cards to mitigate cardholder credit concerns;

•	uncertainty and volatility in the performance of our merchants’ businesses may make estimates of our revenues and financial performance less predictable;

•	cardholders may decrease spending for value-added services we market and sell; and

•

government intervention, including the effect of laws, regulations and government investments in our merchants, may have potential negative effects on our business and our relationships with our merchants or otherwise alter their strategic direction away from our products and services.

We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and consumer protection laws across different markets where we conduct our business. Our actual or perceived failure to comply with such obligations could harm our business.

In the United States, Canada, the European Union, or EU, and in other markets in which we operate, we are subject to various consumer protection laws (including laws on disputed transactions) and related regulations. If we are found to have breached any consumer protection laws or regulations in any such market, we may be subject to enforcement actions that require us to change our business practices in a manner which may negatively impact revenue, as well as litigation, fines, penalties and adverse publicity that could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business in a manner that harms our financial position.

We collect personally identifiable information and other data from our consumers and merchants. Laws and regulations in several countries restrict certain collection, processing, storage, use, disclosure and security of personal information, require notice to individuals of privacy practices, and provide individuals with certain rights to prevent use and disclosure of protected information. Several foreign countries and governmental bodies, including the countries of the EU and Canada, have laws and regulations which are often more restrictive than those in the United States. The data privacy regime in the EU includes certain directives which, among other things, require EU member states to regulate the processing and movement of personal data, marketing and the use of cookies. Each EU member state has transposed the requirements of these directives into its own national data privacy regime, and therefore the laws differ from jurisdiction to jurisdiction. These laws and regulations are subject to frequent revisions and differing interpretations, and have generally become more stringent over time.

Future restrictions on the collection, use, sharing or disclosure of personally identifiable information or additional requirements and liability for security and data integrity could require us to modify our solutions and features, possibly in a material manner, and could limit our ability to develop new services and features. For example, the EU-wide General Data Protection Regulation, or GDPR, will replace the data protection laws of each EU member state. The GDPR will implement more stringent operational requirements for processors and controllers of personal data, including, for example, increased requirements to erase an individual’s information upon request, mandatory data breach notification requirements and onerous new obligations on service providers. It also significantly increases penalties for non-compliance, including where we act as a service provider (e.g., data processor). If our privacy or data security measures fail to comply with applicable current or future laws and regulations, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data or our marketing practices, fines, for example, of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year (whichever is higher) under the GDPR, or other liabilities, as well as negative publicity and a potential loss of business.

In February 2013, the European Commission proposed EU-wide legislation regarding cyber security in the form of the proposed Network and Information Security Directive, or the NIS Directive. The NIS Directive requires EU member states to impose cybersecurity obligations—including data breach notification requirements—to operators of “essential services” and to “digital service providers.” The NIS Directive and its implementing legislation, if held to apply to us, may lead to compliance obligations that require us to change one or more aspects of the way we operate our business, which could increase our operating costs, and failure to comply may result in governmental enforcement actions, litigation, fines, penalties and adverse publicity.

Our inability to protect our systems and data from continually evolving cybersecurity risks or other technological risks could affect our reputation among our merchants and consumers and may expose us to liability.

In conducting our business, we process, transmit and store sensitive business information and personal information about our merchants, consumers, sales and financial institution partners, vendors, and other parties. This information may include account access credentials, credit and debit card numbers, bank account numbers, social security numbers, driver’s license numbers, names and addresses and other types of sensitive business or personal information. Some of this information is also processed and stored by our merchants, sales and financial institution partners, third-party service providers to whom we outsource certain functions and other agents, which we refer to collectively as our associated third parties. We have certain responsibilities to card networks and their member financial institutions for any failure, including the failure of our associated third parties, to protect this information. While we have implemented and maintain plans and procedures in place to protect this sensitive data, we cannot be certain that these measures will be successful and will be sufficient to counter all current and emerging technology threats that are designed to breach our systems in order to gain access to confidential information.

Our computer systems and our associated third parties’ computer systems have been, and could be in the future, subject to breach, and our data protection measures may not prevent unauthorized access. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect. Threats to our systems and our associated third parties’ systems can derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Computer viruses can be distributed and could infiltrate our systems or those of our associated third parties. In addition, denial of service or other attacks could be launched against us for a variety of purposes, including to interfere with our services or create a diversion for other malicious activities. Our defensive measures may not prevent unauthorized access or use of sensitive data. While we maintain cyber errors and omissions insurance coverage that may cover certain aspects of cyber risks, our insurance coverage may be insufficient to cover all losses.

We could also be subject to liability for claims relating to misuse of personal information, such as unauthorized marketing purposes and violation of data privacy laws. We cannot provide assurance that the contractual requirements related to security and privacy that we impose on our service providers who have access to customer and consumer data will be followed or will be adequate to prevent the unauthorized use or disclosure of data. In addition, we have agreed in certain agreements to take certain protective measures to ensure the confidentiality of merchant and consumer data. The costs of systems and procedures associated with such protective measures may increase and could adversely affect our ability to compete effectively. Any failure to adequately enforce or provide these protective measures could result in liability, protracted and costly litigation, governmental and card network intervention and fines and, with respect to misuse of personal information of our merchants and consumers, lost revenue and reputational harm.

Any type of security breach, attack or misuse of data described above or otherwise, whether experienced by us or an associated third party, could harm our reputation and deter existing and prospective merchants from using our services or from making electronic payments generally, increase our operating expenses in order to contain and remediate the incident, expose us to unbudgeted or uninsured liability, disrupt our operations (including potential service interruptions), distract our management, increase our risk of regulatory scrutiny, result in the imposition of penalties and fines under state, federal and foreign laws or by card networks and adversely affect our continued card network registration and financial institution sponsorship. If we were to be removed from networks’ lists of PCI DSS compliant service providers, our existing merchants, sales and financial institution partners or other third parties may cease using or referring our services. Also, prospective merchants, sales partners, financial institution partners or other third parties may choose to terminate their relationship with us, or delay or choose not to consider us for their processing needs. In addition, card networks could refuse to allow us to process through their networks.

We may experience failures in our processing systems due to software defects, computer viruses and development delays, which could damage customer relations and expose us to liability.

Our core business depends heavily on the reliability of our processing systems. A system outage or other failure could adversely affect our business, financial condition or results of operations, including by damaging our reputation or exposing us to third-party liability. Card network rules and certain governmental regulations allow for possible penalties if our systems do not meet certain operating standards. To successfully operate our business, we must be able to protect our processing and other systems from interruption, including from events that may be beyond our control. Events that could cause system interruptions include fire, natural disaster, unauthorized entry, power loss, telecommunications failure, computer viruses, terrorist acts and war. Although we have taken steps to protect against data loss and system failures, there is still risk that we may lose critical data or experience system failures. To help protect against these events, we perform a significant portion of disaster recovery operations ourselves, as well as utilize select third parties for certain operations, particularly outside of the United States. To the extent we outsource any disaster recovery functions, we are at risk of the vendor’s unresponsiveness or other failures in the event of breakdowns in our systems. In addition, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

Our products and services are based on sophisticated software and computing systems that are constantly evolving. We often encounter delays and cost overruns in developing changes implemented to our systems. In addition, the underlying software may contain undetected errors, viruses or defects. Defects in our software products and errors or delays in our processing of electronic transactions could result in additional development costs, diversion of technical and other resources from our other development efforts, loss of credibility with current or potential merchants, harm to our reputation or exposure to liability claims. In addition, we rely on technologies supplied to us by third parties that may also contain undetected errors, viruses or defects that could adversely affect our business, financial condition or results of operations. Although we attempt to limit our potential liability for warranty claims through disclaimers in our software documentation and limitation of liability provisions in our licenses and other agreements with our merchants and partners, we cannot assure that these measures will be successful in limiting our liability. Additionally, we and our merchants and partners are subject to card network rules. If we do not comply with card network requirements or standards, we may be subject fines or sanctions, including suspension or termination of our registrations and licenses necessary to conduct business.

Degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain merchants and partners.

Our merchants and partners expect a consistent level of quality in the provision of our products and services. The support services we provide are a key element of the value proposition to our merchants and partners. If the reliability or functionality of our products and services is compromised or the quality of those products or services is otherwise degraded, or if we fail to continue to provide a high level of support, we could lose existing merchants and partners and find it harder to attract new merchants and partners. If we are unable to scale our support functions to address the growth of our merchant and partner network, the quality of our support may decrease, which could adversely affect our ability to attract and retain merchants and partners.

Acquisitions create certain risks and may adversely affect our business, financial condition or results of operations.

We have actively acquired businesses and may continue to make acquisitions of businesses or assets in the future. The acquisition and integration of businesses or assets involve a number of risks. These risks include valuation (determining a fair price for the business or assets), integration (managing the process of integrating the acquired business’ people, products, technology and other assets to extract the value and synergies projected to be realized in connection with the acquisition), regulation (obtaining regulatory or other government approvals that may be necessary to complete the acquisition) and due diligence (including identifying risks to the prospects of the business, including undisclosed or unknown liabilities or restrictions to be assumed in the acquisition).

In addition, acquisitions outside of the United States often involve additional or increased risks including:

•	managing geographically separated organizations, systems and facilities;

•	integrating personnel with diverse business backgrounds and organizational cultures;

•	complying with non-U.S. regulatory and other legal requirements;

•	addressing financial and other impacts to our business resulting from fluctuations in currency exchange rates;

•	enforcing intellectual property rights in non-U.S. countries;

•	difficulty entering new non-U.S. markets due to, among other things, consumer acceptance and business knowledge of these markets; and

•	general economic and political conditions.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our combined businesses and the possible loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with acquisitions and their integration could adversely affect our business, financial condition or results of operations.

Continued consolidation in the banking industry could adversely affect our growth.

The banking industry remains subject to consolidation regardless of overall economic conditions. In addition, in times of economic distress, various regulators in the markets we serve have acquired and in the future may acquire financial institutions, including banks with which we partner. If a current financial institution referral partner of ours is acquired by another bank, the acquiring bank may seek to terminate our agreement and impose its own merchant services program on the acquired bank. If a financial institution referral partner acquires another bank, our financial institution referral partner may take the opportunity to conduct a competitive bidding process to determine whether to maintain our merchant acquiring services or switch to another provider. In either situation, we may be unable to retain the relationship post-acquisition, or may have to offer financial concessions to do so, which could adversely affect our results of operations or growth. If a current financial institution referral partner of ours is acquired by a regulator, the regulator may seek to alter the terms or terminate our existing agreement with the acquired financial institution.

One of our financial institution referral partners, Grupo Banco Popular, was acquired by Banco Santander SA in June 2017. Following the acquisition, we believe our referral relationship remains in full force and effect and will continue to provide us with referrals during the remainder of the term of the underlying agreement. However, we cannot assure you that the acquisition will not have an adverse impact on our referral relationship during the remaining term of the agreement. If so impacted, it could have a material adverse effect on our business.

Increased customer, referral partner or sales partner attrition could cause our financial results to decline.

We experience attrition in merchant credit and debit card processing volume resulting from several factors, including business closures, transfers of merchants’ accounts to our competitors, unsuccessful contract renewal negotiations and account closures that we initiate for various reasons, such as heightened credit risks or contract breaches by merchants. In addition, if an existing sales partner switches to another payment processor, terminates our services, internalizes payment processing functions that we perform, merges with or is acquired by one of our competitors, or shuts down or becomes insolvent, we may no longer receive new customer referrals from the sales partner, and we risk losing existing merchants that were originally enrolled by the sales partner. We cannot predict the level of attrition in the future and it could increase. Our referral partners are a significant source of new business. Higher than expected attrition could adversely affect our business, financial condition or results of operations. In addition, in certain of the markets in which we conduct business, a substantial portion of our revenue is derived from long-term contracts. If we are unable to renew our referral partner and our merchant contracts on favorable terms, or at all, our business, financial condition or results of operations could be adversely affected.

We incur chargeback liability when our merchants refuse to or cannot reimburse chargebacks resolved in favor of their customers. Any increase in chargebacks not paid by our merchants may adversely affect our business, financial condition or results of operations.

In the event a dispute between a cardholder and a merchant is not resolved in favor of the merchant, the transaction is normally charged back to the merchant and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect such amounts from the merchant’s account or reserve account (if applicable), or if the merchant refuses or is unable, due to closure, bankruptcy or other reasons, to reimburse us for a chargeback, we are responsible for the amount of the refund paid to the cardholder. The risk of chargebacks is typically greater with those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment, as well as “card not present” transactions in which consumers do not physically present cards to merchants in connection with the purchase of goods and services, such as eCommerce, telephonic and mobile transactions. We may experience significant losses from chargebacks in the future. Any increase in chargebacks not paid by our merchants could have a material adverse effect on our business, financial condition or results of operations. We have policies and procedures to monitor and manage merchant-related credit risks and often mitigate such risks by requiring collateral (such as cash reserves) and monitoring transaction activity. Notwithstanding our policies and procedures for managing credit risk, it is possible that a default on such obligations by one or more of our merchants could adversely affect our business, financial condition or results of operations.

Fraud by merchants or others could adversely affect our business, financial condition or results of operations.

We may be liable for certain fraudulent transactions and credits initiated by merchants or others. Examples of merchant fraud include merchants or other parties knowingly using a stolen or counterfeit credit or debit card, card number, or other credentials to record a false sales or credit transaction, processing an invalid card or intentionally failing to deliver the merchandise or services sold in an otherwise valid transaction. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. Failure to effectively manage risk and prevent fraud could increase our chargeback liability or cause us to incur other liabilities. It is possible that incidents of fraud could increase in the future. Increases in chargebacks or other liabilities could adversely affect our business, financial condition or results of operations.

Because we rely on third-party vendors to provide products and services, we could be adversely impacted if they fail to fulfill their obligations.

We depend on third-party vendors and partners to provide us with certain products and services, including components of our computer systems, software, data centers and telecommunications networks, to conduct our business. For example, we rely on third parties for services such as organizing and accumulating certain daily transaction data on a merchant-by-merchant and card issuer-by-card issuer basis and forwarding the accumulated data to the relevant card network. We also rely on third parties for specific software and hardware used in providing our products and services. Some of these organizations and service providers are our competitors or provide similar services and technology to our competitors, and we do not have long-term or exclusive contracts with them.

Our systems and operations or those of our third-party vendors and partners could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry, computer viruses, denial-of-service attacks, acts of terrorism, human error, vandalism or sabotage, financial insolvency, bankruptcy and similar events. In addition, we may be unable to renew our existing contracts with our most significant vendors and partners or our vendors and partners may stop providing or otherwise supporting the products and services we obtain from them, and we may not be able to obtain these or similar products or services on the same or similar terms as our existing arrangements, if at all. The failure of our vendors and partners to perform their obligations and provide the products and services we obtain from them in a timely manner for any reason could adversely affect our operations and profitability due to, among other consequences:

•	loss of revenues;

•	loss of merchants and partners;

•	loss of merchant and cardholder data;

•	fines imposed by card networks;

•	harm to our business or reputation resulting from negative publicity;

•	exposure to fraud losses or other liabilities;

•	additional operating and development costs; or

•	diversion of management, technical and other resources.

We depend, in part, on our merchant and sales agent relationships and strategic partnerships with various financial institutions to grow our business. If we are unable to maintain these relationships and partnerships, our business may be adversely affected.

We depend, in part, on our merchant and sales and distribution agent relationships and partnerships with various financial institutions, including our partnerships with Deutsche Bank, Deutsche Postbank, PKO Bank Polski, Bank of Ireland, Raiffeisen and Citibanamex, to grow our business. These relationships take on different forms, including consolidated subsidiaries, equity method investments, joint ventures and revenue sharing arrangements. For our financial institution partners, we typically enter into long-term, exclusive referral arrangements with our partner banks, either contractually or through a separate legal entity. Our bank partners act as referral sources for the bank’s merchant customers and, in some cases, also provide card association sponsorship. We typically provide transaction processing and related functions. Both we and our partners may also provide management, sales, marketing and other administrative services. These arrangements allow us to be the processor for multiple financial institutions, any one of which may be selected by the merchant as its bank partner. We rely on the growth of our merchant and other strategic relationships, and our ability to maintain these relationships and other distribution channels, to support and grow our business. If we fail to maintain these relationships, or if these partners fail to maintain their brands or decrease the size of their branded networks, our business may be adversely affected. In addition, our contractual arrangements with our merchants and other strategic partners vary in length, and may also allow for early termination upon the occurrence of certain events. There can be no assurance that we will be able to renew these contractual arrangements on similar terms or at all. The loss of merchant relationships or other strategic partners could adversely affect our business and result in a reduction of our revenue and profit.

We rely on various financial institutions to provide clearing services in connection with our settlement activities. If these financial institutions stop providing clearing services, we must find other financial institutions to provide those services. If we are unable to find a replacement financial institution we may no longer be able to provide processing services to certain merchants, which could adversely affect our business, financial condition or results of operations. In addition, certain financial institutions that provide clearing services to us require us to prefund settlement payments. In the event of a chargeback, merchant bankruptcy or other failure to fund, or other intervening failure in the banking card network system, we may be unable to recoup these prepayments, which could adversely affect our business, financial condition or results of operations.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

We operate in a rapidly changing industry. Accordingly, our risk management policies and procedures may not be fully effective to identify, monitor and manage all risks our business encounters. If our policies and procedures are not fully effective or we are not successful in identifying and mitigating all risks to which we are or may be exposed, we may suffer uninsured liability, harm to our reputation or be subject to litigation or regulatory actions that could adversely affect our business, financial condition or results of operations.

A significant number of our merchants are small- and medium-sized businesses and small affiliates of large companies, which can be more difficult and costly to retain than larger enterprises and may increase the impact of economic fluctuations on us.

We market and sell our products and services to, among others, SMEs and small affiliates of large companies. To continue to grow our revenue, we must add merchants, sell additional services to existing merchants and encourage existing merchants to continue doing business with us. However, retaining SMEs can be more difficult than retaining large enterprises as SME merchants:

•	often have higher rates of business failures and more limited resources;

•	are typically less sophisticated in their ability to make technology-related decisions based on factors other than price;

•	may have decisions related to the choice of payment processor dictated by their affiliated parent entity; and

•	are more able to change their payment processors than larger organizations dependent on our services.

SMEs are typically more susceptible to the adverse effects of economic fluctuations. Adverse changes in the economic environment or business failures of our SME merchants may have a greater impact on us than on our competitors who do not focus on SMEs to the extent that we do. As a result, we may need to attract and retain new merchants at an accelerated rate or decrease our expenses to reduce negative impacts on our business, financial condition and results of operations.

Our business depends on a strong and trusted brand, and damage to our reputation, or the reputation of our partners, could adversely affect our business, financial condition or results of operations.

We market our products and services under our brand or the brand of our partners, or both, and we must protect and grow the value of our brand to continue to be successful in the future. If an incident were to occur that damages our reputation, or the reputation of our partners, in any of our major markets, the value of our brand could be adversely affected and our business could be damaged.

Our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenues and operating results or in perceptions of our business prospects.

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenue, which can vary by region. In North America, our revenue has been strongest in our fourth quarter and weakest in our first quarter. In Europe, our revenue has been strongest in our third quarter and weakest in our first quarter. Some variability results from seasonal retail events and the number of business days in a month or quarter. We also experience volatility in certain other metrics, such as number of transactions processed and payment processing volumes. Volatility in our key operating metrics or their rates of growth could result in fluctuations in financial condition or results of operations and may lead to adverse inferences about our prospects, which could result in declines in our stock price.

Our ability to recruit, retain and develop qualified personnel is critical to our success and growth.

All of our businesses function at the intersection of rapidly changing technological, social, economic and regulatory environments that require a wide range of expertise and intellectual capital. For us to successfully compete and grow, we must recruit, retain and develop personnel who can provide the necessary expertise across a broad spectrum of intellectual capital needs. In addition, we must develop, maintain and, as necessary, implement appropriate succession plans to assure we have the necessary human resources capable of maintaining continuity in our business. The market for qualified personnel is competitive and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure that key personnel, including our executive officers, will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to recruit, retain or develop qualified personnel could adversely affect our business, financial condition or results of operations.

Our business may be adversely affected by geopolitical and other risks associated with operations outside of the United States and, as we continue to expand internationally, we may become more susceptible to these risks.

We offer merchant acquiring and processing services in many geographies outside of the United States, including in Canada, Czech Republic, Germany, Ireland, Mexico, Poland, Spain and the United Kingdom. We are subject to risks associated with operations in international markets, including changes in foreign governmental policies and requirements applicable to our business. In particular, some countries where we operate lack well-developed legal systems or have not adopted clear legal and regulatory frameworks for the payment services industry. This lack of legal certainty exposes our operations to increased risks, including increased difficulty in enforcing our agreements in those jurisdictions and increased risks of adverse actions by local government authorities, such as expropriations. In addition, our current and future partners in foreign jurisdictions, particularly in Europe, may be acquired, reorganized or otherwise disposed of in the event of further market turmoil or losses in their loan portfolio that result in such financial institutions becoming less than adequately capitalized. Our revenue derived from these and other non-U.S. operations is subject to additional risks, including those resulting from social and geopolitical instability and unfavorable political or diplomatic developments, all of which could adversely affect our business, financial condition or results of operations. Certain of our partners in foreign jurisdictions are also state-controlled entities, which may adversely affect our ability to seek redress for any contractual breach to the extent these partners can successfully claim sovereign immunity.

As we continue to expand internationally, we may face challenges due to the presence of more established competitors and our lack of experience in such non-U.S. markets. If we are unable to successfully manage these risks relating to the international expansion of our business, it could adversely affect our business, financial condition or results of operations.

There may be a decline in the use of cards as a payment mechanism for consumers or adverse developments with respect to the card industry in general.

If consumers do not continue to use credit or debit cards as a payment mechanism for their transactions or if there is a change in the mix of payments between cash, credit cards and debit cards our business could be adversely affected. Consumer credit risk may make it more difficult or expensive for consumers to gain access to credit facilities such as credit cards. Regulatory changes may result in financial institutions seeking to charge their customers additional fees for use of credit or debit cards. Such fees may result in decreased use of credit or debit cards by cardholders. We believe future growth in the use of credit and debit cards and other electronic payments will be driven by the cost, ease-of-use and quality of services offered to consumers and businesses. In order to consistently increase and maintain our profitability, consumers and businesses must continue to use electronic payment methods that we process, including credit and debit cards.

Increases in card network fees may result in the loss of merchants or a reduction in our earnings.

From time to time, card networks, including Visa and Mastercard, increase the fees that they charge processors. We could attempt to pass these increases along to our merchants, but this strategy might result in the loss of merchants to our competitors who do not pass along the increases. If competitive practices prevent us from passing along the higher fees to our merchants in the future, we may have to absorb all or a portion of such increases, which may increase our operating costs and reduce our earnings.

If we fail to comply with the applicable requirements of card networks, they could seek to fine us, suspend us or terminate our registrations. If our merchants or sales partners incur fines or penalties that we cannot collect from them, we may have to bear the cost of such fines or penalties.

In order to provide our transaction processing services, several of our subsidiaries are registered with Visa and Mastercard and other card networks as members or service providers for member institutions. Visa, Mastercard, and other card networks, set the rules and standards with which we must comply. The termination of our member registration or our status as a certified service provider, or any changes in network rules or standards, including interpretation and implementation of the rules or standards, that increase the cost of doing business or limit our ability to provide transaction processing services to or through our merchants or partners, could adversely affect our business, financial condition or results of operations.

As such, we and our merchants are subject to card network rules that could subject us or our merchants to a variety of fines or penalties that may be levied by card networks for certain acts or omissions by us. The rules of card networks are set by their boards, which may be influenced by card issuers, and some of those issuers are our competitors with respect to these processing services. Many banks directly or indirectly sell processing services to merchants in direct competition with us. These banks could attempt, by virtue of their influence on the networks, to alter the networks’ rules or policies to the detriment of non-members including certain of our businesses. The termination of our registrations or our status as a service provider or a merchant processor, or any changes in network rules or standards, including interpretation and implementation of the rules or standards, that increase the cost of doing business or limit our ability to provide transaction processing services to our merchants, could adversely affect our business, financial condition or results of operations. If a merchant or sales partner fails to comply with the applicable requirements of card networks, it could be subject to a variety of fines or penalties that may be levied by card networks. If we cannot collect the amounts from the applicable merchant or sales partner, we may have to bear the cost of the fines or penalties, resulting in lower earnings for us. The termination of our registration, or any changes in card network rules that would impair our registration, could require us to stop providing payment processing services relating to the affected card network, which would adversely affect our ability to conduct our business.

Financial risks

We may be required to purchase the remainder of our eService subsidiary in Poland.

In December 2013, we acquired a 66.0% ownership interest in Centrum Elektronicznych Uslug Platniczych eService Sp. z o.o., or eService, from PKO Bank Polski. In connection with the purchase, we granted a put option to PKO Bank Polski that, if exercised, could force us to buy the remainder of the business that we do not already own at a current market price. If we are forced to purchase the remainder of our eService subsidiary at a time in which it is not otherwise in our best interest to do so, our business, including our liquidity, could be adversely affected.

Our results of operations may be adversely affected by changes in foreign currency exchange rates.

Revenue and profit generated by our non-U.S. operations will increase or decrease compared to prior periods as a result of changes in foreign currency exchange rates. For example, revenue generated by our non-U.S. operations represented 65% of our total revenue for the year ending December 31, 2016, and a hypothetical uniform 10% weakening of the local currencies of our non-U.S. operations would result in a decrease of approximately $4.8 million in pretax income for the year ending December 31, 2016. In addition, we may become subject to exchange control regulations that restrict or prohibit the conversion of our other revenue currencies into U.S. dollars. Any of these factors could decrease the value of revenues and earnings we derive from our non-U.S. operations and adversely affect our business.

While we currently have limited diversification in foreign currency, we may seek to reduce our exposure to fluctuations in foreign currency exchange rates through the use of hedging arrangements. To the extent that we hedge our foreign currency exchange rate exposure, we forgo the benefits we would otherwise experience if foreign currency exchange rates changed in our favor. No strategy can completely insulate us from risks associated with such fluctuations and our currency exchange rate risk management activities could expose us to substantial losses if such rates move materially differently from our expectations.

Our balance sheet includes significant amounts of goodwill and intangible assets. The impairment of a significant portion of these assets would negatively affect our business, financial condition or results of operations.

As a result of our prior acquisitions, a significant portion of our total assets consists of intangible assets (including goodwill). Goodwill and intangible assets, net of amortization, together accounted for approximately 49% of the total assets on our balance sheet as of June 30, 2017. To the extent we engage in additional acquisitions we may recognize additional intangible assets and goodwill. We evaluate on a regular basis whether all or a portion of our goodwill and other intangible assets may be impaired. Under current accounting rules, any determination that impairment has occurred would require us to record an impairment charge, which would adversely affect our earnings. An impairment of a significant portion of goodwill or intangible assets could adversely affect our business, financial condition or results of operations.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our debt obligations.

Our substantial indebtedness could have adverse consequences, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, reducing our ability to use cash flow to fund our operations, capital expenditures and future business opportunities;

•

making it more difficult for us to satisfy our obligations with respect to our indebtedness, including restrictive covenants and borrowing conditions, which could result in an event of default under the agreements governing such indebtedness;

•	restricting us from making strategic acquisitions or causing us to make nonstrategic divestitures;

•	making it more difficult for us to obtain network sponsorship and clearing services from financial institutions or to obtain or retain other business with financial institutions;

•

limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, and general corporate or other purposes; and

•

limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

Successful execution of our business strategy is dependent in part upon our ability to manage our capital structure to reduce interest expense and enhance free cash flow generation. As of June 30, 2017, our Senior Secured Credit Facilities have revolver, first lien, and second lien commitments of $100.0 million, $568.8 million, and $175.1 million, respectively, that are scheduled to mature in December 2021, December 2023, and December 2024, respectively. We may not be able to refinance our Senior Secured Credit Facilities or our other existing indebtedness at or prior to their maturity at attractive rates of interest because of our high levels of debt, debt incurrence restrictions under our debt agreements or because of adverse conditions in credit markets generally.

In addition, certain of our borrowings, including borrowings under our Senior Secured Credit Facilities to the extent the interest rate is not fixed by an interest rate swap, are at variable rates of interest. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. In addition, developments in our business and operations could lead to a ratings downgrade for us or our subsidiaries. As of June 30, 2017, we had $810.1 million aggregate principal amount of variable rate long-term indebtedness. As a result, as of June 30, 2017, the impact of a 100 basis point increase in interest rates would increase our annual interest expense by approximately $8.1 million.

Any such fluctuation in the financial and credit markets, or in the rating of us or our subsidiaries, may impact our ability to access debt markets in the future or increase our cost of current or future debt, which could adversely affect our business, financial condition or results of operations.

Restrictions imposed by our Senior Secured Credit Facilities and our other outstanding indebtedness may materially limit our ability to operate our business and finance our future operations or capital needs.

The terms of our Senior Secured Credit Facilities restrict us and our restricted subsidiaries, which currently includes all of our operating subsidiaries, from engaging in specified types of transactions. These covenants restrict our ability, and that of our restricted subsidiaries, to, among other things:

•	incur indebtedness;

•	create liens;

•	engage in mergers or consolidations;

•	make investments, loans and advances;

•	pay dividends and distributions and repurchase capital stock;

•	sell assets;

•	engage in certain transactions with affiliates;

•	enter into sale and leaseback transactions;

•	make certain accounting changes; and

•	make prepayments on junior indebtedness.

In addition, the credit agreements governing our Senior Secured Credit Facilities contains a springing maximum total leverage ratio financial covenant. See “Description of indebtedness.” A breach of any of these covenants (or any other covenant in the documents governing our Senior Secured Credit Facilities) could result in a default or event of default under our Senior Secured Credit Facilities. In the event of any event of default under our Senior Secured Credit Facilities, the applicable lenders or agents could elect to terminate borrowing commitments and declare all borrowings and loans outstanding thereunder, together with accrued and unpaid interest and any fees and other obligations, to be immediately due and payable. In addition, or in the alternative, the applicable lenders or agents could exercise their rights under the security documents entered into in connection with our Senior Secured Credit Facilities. We have pledged substantially all of our U.S. assets as collateral securing our Senior Secured Credit Facilities and any such exercise of remedies on any material portion of such collateral would likely materially adversely affect our financial condition and our ability to continue operations.

If we were unable to repay or otherwise refinance these borrowings and loans when due, and the applicable lenders proceeded against the collateral granted to them to secure that indebtedness, we may be forced into bankruptcy or liquidation. In the event the applicable lenders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under our Senior Secured Credit Facilities would also likely have a material adverse effect on us.

Accelerated funding programs increase our working capital requirements and expose us to incremental credit risk, and if we are unable to access or raise sufficient liquidity to address these funding programs we may be exposed to additional competitive risk.

In response to demand from our merchants and competitive offerings, we offer certain of our merchants various accelerated funding programs, which are designed to enable qualified participating merchants to receive their deposits from credit card transactions in an expedited manner. These programs increase our working capital requirements and expose us to incremental credit risk related to our merchants, which could constrain our ability to raise additional capital to fund our operations and adversely affect our growth, financial condition and results of operations. Our inability to access or raise sufficient liquidity to address our needs in connection with the anticipated expansion of such advance funding programs could put us at a competitive disadvantage by restricting our ability to offer programs to all of our merchants similar to those made available by various of our competitors.

Legal and regulatory risks

Failure to comply with the U.S. Foreign Corrupt Practices Act, or the FCPA, anti-money laundering, economic and trade sanctions regulations, and similar laws could subject us to penalties and other adverse consequences.

We operate our business in several foreign countries where companies often engage in business practices that are prohibited by U.S. and other regulations applicable to us. We are subject to anti-corruption laws and regulations, including the FCPA, the U.K. Bribery Act and other laws that prohibit the making or offering of improper payments to foreign government officials and political figures, including anti-bribery provisions enforced by the Department of Justice and accounting provisions enforced by the SEC. These laws prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the U.S. and other business entities for the purpose of obtaining or retaining business. We have implemented policies, procedures, systems, and controls designed to identify and address potentially impermissible transactions under such laws and regulations; however, there can be no assurance that all of our employees, consultants and agents, including those that may be based in or from countries where practices that violate U.S. or other laws may be customary, will not take actions in violation of our policies, for which we may be ultimately responsible.

In addition, we are subject to anti-money laundering laws and regulations, including the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, or the BSA. Among other things, the BSA requires money services businesses (such as money transmitters and providers of prepaid access) to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity, and maintain transaction records.

We are also subject to certain economic and trade sanctions programs that are administered by the Department of Treasury’s Office of Foreign Assets Control, or OFAC, which prohibit or restrict transactions to or from or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers, and terrorists or terrorist organizations. Other group entities may be subject to additional foreign or local sanctions requirements in other relevant jurisdictions.

Similar anti-money laundering and counter terrorist financing and proceeds of crime laws apply to movements of currency and payments through electronic transactions and to dealings with persons specified in lists maintained by the country equivalents to OFAC lists in several other countries and require specific data retention obligations to be observed by intermediaries in the payment process. Our businesses in those jurisdictions are subject to those data retention obligations.

Failure to comply with any of these laws and regulations or changes in this regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government, may result in significant financial penalties, reputational harm or change the manner in which we currently conduct some aspects of our business, which could adversely affect our business, financial condition or results of operations.

Failure to enforce and defend our intellectual property rights may diminish our competitive advantages or interfere with our ability to market and promote our products and services.

Our trademarks, trade names, trade secrets, know-how, proprietary technology and other intellectual property are important to our future success, including the rights associated with our EVO, BOIPA and eService trademarks and trade names, among others. We believe our trademarks and trade names are widely recognized and associated with quality and reliable service. While it is our policy to protect and defend vigorously our rights to our intellectual property, we cannot predict whether steps taken by us to protect our intellectual property will be adequate to prevent infringement, misappropriation or other violation of our rights. We also cannot guarantee that others will not independently develop technology with the same or similar functions to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors. Furthermore, we may face claims of infringement of third-party intellectual property that could interfere with our ability to market and promote our brands. Any litigation to enforce our intellectual property rights or defend ourselves against claims of infringement of third-party intellectual property rights could be costly, divert attention of management and may not ultimately be resolved in our favor. Moreover, if we are unable to successfully defend against claims that we have infringed the intellectual property rights of others, we may be prevented from using certain intellectual property and may be liable for damages, which in turn could materially adversely affect our business, financial condition or results of operations. In addition, the laws of certain non-U.S. countries where we do business or may do business in the future may not recognize intellectual property rights or protect them to the same extent as do the laws of the United States.

Changes in tax laws or their interpretations, or becoming subject to additional foreign or U.S. federal, state or local taxes that cannot be passed through to our merchants or partners, could reduce our net income.

We are subject to tax laws in each jurisdiction where we do business. Changes in tax laws or their interpretations could decrease the amount of revenues we receive, the value of any tax loss carry-forwards and tax credits recorded on our balance sheet and the amount of our cash flow, and adversely affect our business, financial condition or results of operations. Furthermore, companies in the electronic payments industry, including us, may become subject to incremental taxation in various tax jurisdictions. Taxing jurisdictions have not yet adopted uniform positions on this topic. If we are required to pay additional taxes and are unable to pass the tax expense through to our merchants, our costs would increase and our net income would be reduced.

Failure to comply with, or changes in, laws, regulations and enforcement activities may adversely affect the products, services and markets in which we operate.

We and our merchants are subject to laws and regulations that affect the electronic payments industry in the many countries in which our services are used. In particular, our merchants are subject to numerous laws and regulations applicable to banks, financial institutions, and card issuers in the United States and abroad, and, consequently, we are at times affected by these foreign, federal, state, and local laws and regulations. The U.S. government has increased its scrutiny of a number of credit card practices, from which some of our merchants derive significant revenue. Regulation of the payments industry, including regulations applicable to us and our merchants, has increased significantly in recent years. Failure to comply with laws and regulations applicable to our business may result in the suspension or revocation of licenses or registrations, the limitation, suspension or termination of services or the imposition of consent orders or civil and criminal penalties, including fines which could adversely affect our business, financial condition or results of operations.

We are also subject to U.S. and international financial services regulations, a myriad of consumer protection laws, including economic sanctions, laws and regulations, anticorruption laws, escheat regulations and privacy and information security regulations. Changes to legal rules and regulations, or interpretation or enforcement of them, could have a negative financial effect on us. Any lack of legal certainty exposes our operations to increased risks, including increased difficulty in enforcing our agreements in those jurisdictions and increased risks of adverse actions by local government authorities, such as expropriations. In addition, certain of our alliance partners are subject to regulation by federal and state authority and, as a result, could pass through some of those compliance obligations to us, which could adversely affect our business, financial condition or results of operations.

In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, recently significantly changed the U.S. financial regulatory system. Among other things, Title X of the Dodd-

Frank Act established a new, independent regulatory agency known as the Consumer Financial Protection Bureau, or CFPB, to regulate consumer financial products and services (including some offered by our merchants). The CFPB rules, examinations and enforcement actions may require us to adjust our activities and may increase our compliance costs.

Separately, under the Dodd-Frank Act, debit interchange transaction fees that a card issuer receives and are established by a payment card network for an electronic debit transaction are now regulated by the Board of Governors of the Federal Reserve System, or the Federal Reserve, and must be “reasonable and proportional” to the cost incurred by the card issuer in authorizing, clearing, and settling the transaction. Effective October 1, 2011, the Federal Reserve capped debit interchange rates for card issuers operating in the United States with assets of $10 billion or more at the sum of $0.21 per transaction and an ad valorem component of 5 basis points to reflect a portion of the card issuer’s fraud losses plus, for qualifying card issuers, an additional $0.01 per transaction in debit interchange for fraud prevention costs. Regulations such as these could result in the need for us to make capital investments to modify our services to facilitate our existing merchants’ and potential merchants’ compliance and reduce the fees we are able to charge our merchants. These regulations also could result in greater pricing transparency and increased price-based competition leading to lower margins and higher rates of merchant attrition. Furthermore, the requirements of the regulations and the timing of their effective dates could result in changes in our merchants’ business practices, which could change the demand for our services and alter the type or volume of transactions that we process on behalf of our merchants.

From time to time we are subject to various legal proceedings which could adversely affect our business, financial condition or results of operations.

We are involved in various litigation matters. We are also involved in or are the subject of governmental or regulatory agency inquiries or investigations and make voluntary self-disclosures to government or regulatory agencies from time to time. Our insurance or indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. If we are unsuccessful in our defense in these litigation matters, or any other legal proceeding, we may be forced to pay damages or fines, enter into consent decrees or change our business practices, any of which could adversely affect our business, financial condition or results of operations.

In particular, on May 2, 2017, an indictment by a grand jury in the U.S. District Court for the Southern District of New York was unsealed. The indictment charges two former managers—the chief executive officer and a senior sales person—of one of our U.S. subsidiaries with mail fraud, wire fraud and conspiracy to commit mail fraud and wire fraud based on allegations that the managers were engaged in a scheme to overbill the subsidiary’s customers. We are not named in the indictment and are not suspected of wrongdoing. In addition, the indictment alleges that the managers actively concealed the fraudulent scheme from us, including by deceiving our internal auditors who reviewed certain of the subsidiary’s sales and billing procedures.

We initially acquired an interest in this subsidiary in 2009, and the subsidiary operated its business independently since that time. Immediately upon learning of the investigation in July 2015, we shifted control of the subsidiary’s ongoing operations to EVO senior management, terminated all employees (including all management) of the subsidiary, and have actively worked to remedy any misconduct that is the subject of the investigation and charges. We are not currently a focus of the investigation and are cooperating fully with the U.S. Attorney’s Office handling the matter. Although we are not currently the target of any investigation, we may in the future be subject to investigation, legal proceedings or enforcement actions based on this investigation and our ownership and control of this subsidiary. Any such investigation, legal proceeding or enforcement action, including our continued cooperation with the current investigation and criminal charges, may divert management’s attention from the operation of our business or may result in other payments, fines, activity restrictions, or liabilities, any of which may materially and adversely affect our financial condition, results of operations or liquidity. Although we believe the diligence we conduct in connection with our acquisitions and joint ventures is extensive and that we possess a sufficient internal control and compliance environment related to financial and legal matters, if similar allegations are made against, or if any violations of applicable laws or regulations are discovered at, any of our other subsidiaries or joint ventures, our business may be materially and adversely affected.

Risks related to our organizational structure

Our principal asset after the completion of this offering will be our interest in EVO LLC, and, as a result, we will depend on distributions from EVO LLC to pay our taxes and expenses, including payments under the TRA. EVO LLC’s ability to make such distributions may be subject to various limitations and restrictions.

Upon the consummation of this offering, we will be a holding company and will have no material assets other than our ownership of LLC Interests. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of EVO LLC and its subsidiaries and distributions we receive from EVO LLC. There can be no assurance that our subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in our debt instruments, will permit such distributions. Although EVO LLC is not currently subject to any debt instruments or other agreements that would restrict its ability to make distributions to EVO Payments, Inc., the terms of our Senior Secured Credit Facilities restrict the ability of our subsidiary EVO Payments International, LLC, which we refer to as EPI, and certain of its subsidiaries to pay dividends to EVO LLC.

EVO LLC will continue to report as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, any taxable income of EVO LLC will be allocated to holders of LLC Interests, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of EVO LLC. Under the terms of the EVO LLC Agreement, EVO LLC will be obligated to make tax distributions to holders of LLC Interests, including us. In addition to tax expenses, we will also incur expenses related to our operations, including payments under the TRA, which we expect could be significant. See “Certain relationships and related party transactions—Tax receivable agreement.” We intend, as its managing member, to cause EVO LLC to make cash distributions to the owners of LLC Interests in an amount sufficient to (1) fund all or part of their tax obligations in respect of taxable income allocated to them and (2) cover our operating expenses, including payments under the TRA. However, EVO LLC’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which EVO LLC is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering EVO LLC insolvent. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make timely payments under the TRA for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the TRA and therefore accelerate payments due under the TRA. See “Certain relationships and related party transactions—Tax receivable agreement” and “Certain relationships and related party transactions—EVO LLC agreement—Agreement in effect upon completion of this offering—Distributions.” In addition, if EVO LLC does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired. See “—Risks related to this offering and ownership of our Class A common stock” and “Dividend policy.”

The TRA with the Continuing LLC Owners requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.

Under the TRA, we will be required to make cash payments to the Continuing LLC Owners equal to 85% of the tax benefits, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (1) the increases in our share of the tax basis of assets of EVO LLC resulting from any purchases or redemptions of LLC Interests from the Continuing LLC Owners as described under “Certain relationships and related party transactions—EVO LLC agreement—Agreement in effect upon completion of this offering—Common unit sale and exchange rights,” and (2) certain other tax benefits related to our making payments under the TRA. The amount of the cash payments that we will be required to make under the TRA we expect will be significant. Any payments made by us to the Continuing LLC Owners under the TRA will generally reduce the amount of overall cash flow that might have otherwise been available to us. Furthermore, our future obligation to make payments under the TRA could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the TRA. For more information, see “Certain relationships and related party transactions—Tax receivable agreement.”

The actual amount and timing of any payments under the TRA, will vary depending upon a number of factors, including the timing of redemptions or exchanges by the holders of LLC Interests, the amount of gain recognized by such holders of LLC Interests, the amount and timing of the taxable income allocated to us or otherwise generated by us in the future, and the federal tax rates then applicable.

Our organizational structure, including the TRA, confers certain benefits upon the Continuing LLC Owners that will not benefit holders of our Class A common stock to the same extent that it will benefit the Continuing LLC Owners.

Our organizational structure, including the TRA, confers certain benefits upon the Continuing LLC Owners that will not benefit the holders of our Class A common stock to the same extent that it will benefit the Continuing LLC Owners. We will enter into the TRA with EVO LLC and the Continuing LLC Owners in connection with the completion of this offering, which will provide for the payment by EVO Payments, Inc. to the Continuing LLC Owners of 85% of the amount of tax benefits, if any, that EVO Payments, Inc. actually realizes, or in some circumstances is deemed to realize, as a result of (1) the increases in the tax basis of assets of EVO LLC resulting from any redemptions or exchanges of LLC Interests from the Continuing LLC Owners as described under “Certain relationships and related party transactions—EVO LLC agreement—Agreement in effect upon completion of this offering—Common unit sale and exchange rights” and (2) certain other tax benefits related to our making payments under the TRA. See “Certain relationships and related party transactions—Tax receivable agreement.” Although EVO Payments, Inc. will retain 15% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock.

In certain cases, payments under the TRA to the Continuing LLC Owners may be accelerated or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the TRA.

The TRA provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control or if, at any time, we elect an early termination of the TRA, then our obligations, or our successor’s obligations, under the TRA to make payments thereunder would be based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the TRA.

As a result of the foregoing, (1) we could be required to make payments under the TRA that are greater than the specified percentage of any actual benefits we ultimately realize in respect of the tax benefits that are subject to the TRA and (2) if we elect to terminate the TRA early, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the TRA, based on certain assumptions, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the TRA could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund or finance our obligations under the TRA.

We will not be reimbursed for any payments made to the Continuing LLC Owners under the TRA in the event that any tax benefits are disallowed.

Payments under the TRA will be based on the tax reporting positions that we determine, and the Internal Revenue Service, or the IRS, or another tax authority may challenge all or part of the tax basis increases or other tax benefits we claim, as well as other related tax positions we take, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to materially affect a recipient’s payments under the TRA, then we will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of each Continuing LLC Owner that directly or indirectly owns at least 10% of the outstanding LLC Interests. The interests of the Continuing LLC Owners in any such challenge may differ from or conflict with our interests and your interests, and the Continuing LLC Owners may exercise their consent rights relating to any such challenge in a manner adverse to our interests and your interests. If we determine that any tax basis increases or other tax benefits for which we would otherwise make payments under the TRA may be subjected to a reasonable challenge by a taxing authority, we may withhold payments to the Continuing LLC Owners in an interest-bearing escrow account until such a challenge is no longer possible. We will not be reimbursed for any cash payments previously made to the Continuing LLC Owners under the TRA in the event that any tax benefits initially claimed by us and for which payment has been made to a Continuing LLC Owner are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to a Continuing LLC Owner will be netted against any future cash payments that we might otherwise be required to make to such Continuing LLC Owner under the terms of the TRA. However, we might not determine that we have effectively made an excess cash payment to a Continuing LLC Owner for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the TRA until any such challenge is finally settled or determined. Moreover, the excess cash payments we previously made under the TRA could be greater than the amount of future cash payments against which we would otherwise be permitted to net such excess. As a result, payments could be made under the TRA significantly in excess of any tax savings that we realize in respect of the tax attributes with respect to a Continuing LLC Owner that are the subject of the TRA.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We are subject to taxes by the U.S. federal, state, local and foreign tax authorities. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	allocation of expenses to and among different jurisdictions;

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	tax effects of stock-based compensation;

•	changes in tax laws, tax treaties, regulations or interpretations thereof; or

•	mix of future earnings and tax liabilities recognized in foreign jurisdictions at varying rates and U.S. federal, state and local income taxes.

In addition, we may be subject to audits of our income, sales and other taxes by U.S. federal, state, and local and foreign taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act, as a result of our ownership of EVO LLC, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

As the sole managing member of EVO LLC, we will control and operate EVO LLC. On that basis, we believe that our interest in EVO LLC is not an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of EVO LLC, our interest in EVO LLC could be deemed an “investment security” for purposes of the 1940 Act.

We and EVO LLC intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Risks related to the offering and ownership of our Class A common stock

The Continuing LLC Owners will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders.

Upon consummation of this offering, the Continuing LLC Owners will control, in the aggregate, approximately     % of the voting power represented by all our outstanding classes of stock. As a result, the Continuing LLC Owners will continue to exercise significant influence over all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions and will continue to have significant control over our management and policies.                      members of our board of directors are Continuing LLC Owners or are affiliated with our Continuing LLC Owners. The Continuing LLC Owners can take actions that have the effect of delaying or preventing a change of control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power with the Continuing LLC Owners may have an adverse effect on the price of our Class A common stock. The interests of the Continuing LLC Owners may not be consistent with your interests as a stockholder.

Certain provisions of Delaware law and antitakeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may have an antitakeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions provide for, among other things:

•	a multi-class common stock structure;

•	a classified board of directors with staggered three-year terms;

•	the ability of our board of directors to issue one or more series of preferred stock;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	certain limitations on convening special stockholder meetings;

•	prohibit cumulative voting in the election of directors;

•	the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the voting power represented by our then-outstanding common stock; and

•	that certain provisions may be amended only by the affirmative vote of at least 66 2/3% of the voting power represented by our then-outstanding common stock.

These antitakeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.

In addition, we have opted out of Section 203 of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, but our amended and restated certificate of incorporation will provide that engaging in any of a broad range of business combinations with any “interested” stockholder (any stockholder with 15% or more of our voting stock) for a period of three years following the date on which the stockholder became an “interested” stockholder is prohibited, subject to certain exceptions. See “Description of capital stock.”

The JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC. We cannot be certain if this reduced disclosure will make our Class A common stock less attractive to investors.

The JOBS Act is intended to reduce the regulatory burden on “emerging growth companies.” As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurs after December 8, 2011 and whose annual gross revenues are less than $1.07 billion will, in general, qualify as an “emerging growth company” until the earliest of:

•	the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;

•	the last day of its fiscal year in which it has annual gross revenue of $1.07 billion or more;

•	the date on which it has, during the previous three-year period, issued more than $1.07 billion in nonconvertible debt; and

•

the date on which it is deemed to be a “large accelerated filer,” which will occur at such time as the company (1) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (2) has been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (3) has filed at least one annual report pursuant to the Exchange Act.

Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an “emerging growth company” until as late as the fifth anniversary of the completion of this offering. For so long as we are an “emerging growth company,” we will, among other things:

•	not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act;

•	not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of the Exchange Act;

•	not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act;

•	be exempt from any rule adopted by the Public Company Accounting Oversight Board, requiring mandatory audit firm rotation or a supplemental auditor discussion and analysis; and

•	be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Furthermore, if we take advantage of some or all of the reduced disclosure requirements above, we cannot predict if investors will find our Class A common stock less attractive. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our Class A common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under our Senior Secured Credit Facilities. Therefore, any return on investment in our Class A common stock is solely dependent upon the appreciation of the price of our Class A common stock on the open market, which may not occur. See “Dividend policy” for more detail.

No market currently exists for our Class A common stock, and an active, liquid trading market for our Class A common stock may not develop, which may cause our Class A common stock to trade at a discount from the initial offering price and make it difficult for you to sell the Class A common stock you purchase.

Prior to this offering, there has not been a public market for our Class A common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling any of our Class A common stock that you purchase. The initial public offering price for the shares was determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our Class A common stock may decline below the initial offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all.

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our Company, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee or stockholder of our Company to the Company or the Company’s stockholders, creditors or other constituents, (3) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

We have renounced the doctrine of corporate opportunity to the fullest extent permitted by applicable law.

Our amended and restated certificate of incorporation will provide that the corporate opportunity doctrine will not apply, to the extent permitted by applicable law, against any of our officers, directors or stockholders or their respective affiliates (other than those officers, directors, stockholders or affiliates acting in their capacity as our employee or director) in a manner that would prohibit them from investing or participating in competing businesses. See “Description of capital stock—Corporate opportunity doctrine.” To the extent any of our officers, directors or stockholders or their respective affiliates invest in such other businesses, they may have differing interests than our other stockholders. For example, subject to any contractual limitations, our officers, directors or stockholders or their respective affiliates funds may currently invest, and may choose to invest in the future, in other companies within the electronic payments industry which may compete with our business. Accordingly, the interests of our officers, directors or stockholders or their respective affiliates may supersede ours, causing it or its affiliates to compete against us or to pursue opportunities instead of us, for which we have no recourse. These actions on the part of our officers, directors or stockholders or their respective affiliates and inaction on our part could adversely impact our business, financial condition or results of operations.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts stops covering us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC and                  regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.

Upon completion of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and                 . These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting by the time our second annual report is filed with the SEC and thereafter, which will require us to document and make significant changes to our internal control over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an “emerging growth company,” as defined in the JOBS Act, and we become an accelerated or large accelerated filer although, as described above, we could potentially qualify as an “emerging growth company” until as late as the fifth anniversary of the completion of this offering.

We expect to incur costs related to implementing an internal audit and compliance function in the upcoming years to further improve our internal control environment. If we identify future deficiencies in our internal control over financial reporting or if we are unable to comply with the demands that will be placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. We also could become subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our stock price may be adversely affected.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our Class A common stock to decline.

After this offering, the sale of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of this offering, we will have outstanding a total of              shares of Class A common stock. Of the outstanding shares, the              shares sold in this offering (or              shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, other than any shares held by our affiliates. In addition, the restricted shares of Class A common stock issued in the Reorganization Transactions will be freely tradable without restriction or further registration under the Securities Act, other than any shares held by our affiliates, following the expiration of the vesting period on the one year anniversary of the completion of this offering. Any shares of Class A common stock held by our affiliates will be eligible for resale pursuant to Rule 144 under the Securities Act, subject to the volume, manner of sale, holding period and other limitations of Rule 144.

As part of the Reorganization Transactions, the Continuing LLC Owners will receive certain sale and exchange rights. Specifically, Blueapple will have a sale right providing that, upon our receipt of a sale notice from Blueapple, we will use our commercially reasonable best efforts to pursue a public offering of shares of our Class A common stock and use the net proceeds therefrom to purchase LLC Interests from Blueapple, and each Continuing LLC Owner (other than Blueapple) will have an exchange right providing that, upon receipt of an exchange notice from such Continuing LLC Owner, we will exchange the applicable LLC Interests from such Continuing LLC Owner for newly issued shares of our Class A common stock on a one-for-one basis pursuant to the Exchange Agreement. Upon our receipt of any sale or exchange notice from a Continuing LLC Owner, we may elect, at our option (determined solely by our independent directors (within the meaning of the rules of the                    ) who are disinterested), to cause EVO LLC to instead redeem the applicable LLC Interests for cash; provided that such Continuing LLC Owner consents to any election by us to cause EVO LLC to redeem the LLC Interests. In addition, each Continuing LLC Owner (other than Blueapple) will also receive certain registration rights pursuant to the Registration Rights Agreement. MDP will receive customary demand registration rights that require us to register shares of Class A common stock held by it, including any Class A common stock received upon our exchange of Class A common stock for its LLC Interests. All Continuing LLC Owners (other than Blueapple) will receive customary piggyback registration rights, which will include the right to participate on a pro rata basis in any public offering we conduct in response to our receipt of a sale notice from Blueapple. In addition, we will agree to maintain a registration statement with respect to the issuance of the Class A common stock to be issued in exchange for any outstanding LLC Interests pursuant to any exchange under the Exchange Agreement. Blueapple will also have the right, in connection with any public offering we conduct (including any offering conducted as a result of an exercise by MDP of its registration rights), to request that we use our commercially reasonable best efforts to pursue a public offering of shares of our Class A common stock and use the net proceeds therefrom to purchase a pro rata portion of its LLC Interests. See “Certain relationships and related party transactions—EVO LLC agreement” and “Certain relationships and related party transactions—Registration rights agreement.”

Our directors and executive officers, and all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, subject to certain exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. See “Underwriting.”

In addition, we have reserved              shares of Class A common stock for issuance under the 2017 Plan. Any Class A common stock that we issue under the 2017 Plan or other equity incentive plans that we may adopt in the future would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of Class A common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.

In the future, we may also issue securities in connection with investments, acquisitions or capital raising activities. In particular, the number of shares of our Class A common stock issued in connection with an investment or acquisition, or to raise additional equity capital, could constitute a material portion of our then-outstanding shares of our Class A common stock. Any such issuance of additional securities in the future may result in additional dilution to you or may adversely impact the price of our Class A common stock.

Our stock price may change significantly following the offering, and you may not be able to resell shares of our Class A common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

The initial public offering price for the shares was determined by negotiations between us and the underwriters. You may not be able to resell your shares at or above the initial public offering price due to a number of factors included herein, including the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	technology changes, changes in consumer behavior or changes in merchant relationships in our industry;

•	security breaches related to our systems or those of our merchants, affiliates or strategic partners;

•	changes in economic conditions for companies in our industry;

•	changes in market valuations of, or earnings and other announcements by, companies in our industry;

•	declines in the market prices of stocks generally, particularly those of global payment companies;

•	strategic actions by us or our competitors;

•

announcements by us, our competitors or our strategic partners of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships, or capital commitments;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the consumer spending environment;

•	changes in business or regulatory conditions;

•	future sales of our Class A common stock or other securities;

•	investor perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation or governmental investigations;

•	guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from system failures and disruptions, natural disasters, war, acts of terrorism or responses to these events.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Class A common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of management from our business regardless of the outcome of such litigation.

If you purchase shares of Class A common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. Based on the initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $         per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of Class A common stock in this offering will have contributed     % of the aggregate price paid by all purchasers of our Class A common stock but will own only approximately     % of our Class A common stock outstanding after this offering. See “Dilution” for more detail, including the calculation of the pro forma net tangible book value per share of our Class A common stock.

Forward-looking statements

This prospectus contains statements about future events and expectations that constitute forward-looking statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements, and you should not place undue reliance on such statements. Factors that could contribute to these differences include the following:

•	our ability to anticipate and respond to changing industry trends and the needs and preferences of our customers and consumers;

•	the impact of substantial and increasingly intense competition worldwide in the financial services and payment technology industries on our overall business and operations;

•	the impact of changes in the competitive landscape, including disintermediation from other participants in the payments chain, on our business;

•	the effects of global economic, political and other conditions on trends in consumer, business and government spending, and the corresponding impact on the demand for our services;

•	our compliance with governmental regulations and other legal obligations, particularly related to privacy, data protection and information security, and consumer protection laws;

•	our ability to protect our systems and data from continually evolving cybersecurity risks or other technological risks;

•	failures in our processing systems software defects, computer viruses and development delays, which could damage customer relations and expose us to liability;

•	degradation of the quality of the products and services we offer, including support services, which could adversely impact our ability to attract and retain merchants and partners;

•	risks associated with our ability to successfully complete, integrate and realize the expected benefits of any acquisitions we elect to pursue, including our recent acquisition of Sterling;

•	continued consolidation in the banking and payment services industries;

•	increased customer, referral partner or sales partner attrition;

•	the incurrence of chargeback liability if our merchants refuse to or cannot reimburse chargebacks resolved in favor of their customers;

•	fraud by merchants or others;

•	the failure of third-party vendors that provide products and services to us to fulfill their obligations in a timely manner or at all;

•	failure to maintain merchant relationships and alliances;

•	ineffective risk management policies and procedures;

•	damage to our reputation, or the reputation of our partners;

•	our inability to recruit, retain and develop qualified personnel;

•	geopolitical and other risks associated with our operations outside of the United States;

•	a decline in the use of cards as a payment mechanism for consumers or adverse developments with respect to the card industry in general;

•	increases in card network fees;

•	failure to comply with the applicable requirements of card networks, and potential fines, suspensions us or termination of our registrations resulting from such failure to comply;

•	changes in foreign currency exchange rates;

•	our inability to raise additional capital to fund our operations on economized terms or at all;

•	failure to protect our intellectual property rights and defend ourselves from potential patent claims;

•	failure to comply with, or changes in, laws, regulations and enforcement activities;

•

the JOBS Act allowing us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC;

•	future impairment charges;

•

our dependence on distributions from EVO LLC to pay our taxes and expenses, including payments to the Continuing LLC Owners in respect of certain tax benefits under the TRA, and in the event that any tax benefits are disallowed, our inability to be reimbursed for any payments made to the Continuing LLC Owners;

•	our organizational structure, which confers certain benefits upon the Continuing LLC Owners that will not benefit Class A common stockholders to the same extent;

•	the significant influence the Continuing LLC Owners will continue to have over us after this offering, including control over decisions that require the approval of stockholders;

•	certain provisions of Delaware law and antitakeover provisions in our organizational documents could delay or prevent a change of control; and

•	risks listed under “Risk factors” or discussed elsewhere in this prospectus.

Words such as “anticipates,” “believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” “potential,” “near-term,” “long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by the cautionary factors listed above, among others. Other risks, uncertainties and factors, not listed above, could also cause our actual results to differ materially from those projected in any forward-looking statements we make. We assume no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Organizational structure

Structure prior to the reorganization transactions

EVO Payments, Inc. was incorporated as a Delaware corporation on April 20, 2017 to serve as the issuer of the Class A common stock offered hereby. EVO Payments, Inc. has not engaged in any material business or other activities except in connection with its formation. In connection with this offering, we will consummate the Reorganization Transactions.

Prior to the commencement of the Reorganization Transactions, EVO LLC had limited liability company interests outstanding in the form of Class A units, Class B units, Class C units, Class D units and Class E units. EVO LLC also issued unit appreciation awards to certain of its officers and certain current and former employees. Immediately prior to the commencement of the Reorganization Transactions, the limited liability interests of EVO LLC were beneficially owned as set forth below. The percentage of economic interest in EVO LLC set forth below is based on the liquidation value of EVO LLC assuming it is liquidated at the time of this offering with a value implied by an initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus.

•	Blueapple owned Class A units, representing a % economic interest in EVO LLC on a fully-diluted basis.

•	MDP owned an aggregate of Class B units, representing a % economic interest in EVO LLC on a fully-diluted basis.

•

Current and former management and employees owned an aggregate of             Class C units and             Class D units, representing a combined     % economic interest in EVO LLC on a fully-diluted basis. The Class D units were granted pursuant to the EVO Investco, LLC Incentive Equity Plan, or the Incentive Equity Plan, and contain certain vesting restrictions, including time-based and performance-based measures. The Class D units also contain a participation threshold used to determine if a particular grant is eligible to participate in distributions, including distributions made in connection with a sale, liquidation event or initial public offering.

•	Blueapple, MDP and certain members of management owned an aggregate of Class E units, representing a combined % economic interest in EVO LLC on a fully-diluted basis.

•

Management and current and former employees owned unit appreciation awards with an aggregate estimated value of $        . The unit appreciations rights were granted pursuant to the EVO Investco, LLC Unit Appreciation Equity Plan, or the Unit Appreciation Plan, and provide a right to the recipient to receive an amount in cash or other consideration equal to the value of a hypothetical Class D unit in connection with a sale, liquidation event or initial public offering.

Reorganization transactions

In connection with this offering, we will consummate the following transactions. The number of shares of each class of our common stock set forth below is based on an assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

•

All of the outstanding limited liability interests in EVO LLC will be reclassified into LLC Interests. The number of LLC Interests to be issued to each member of EVO LLC will be determined based on a hypothetical liquidation of EVO LLC based on an initial public offering price of $            per share of our Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and the amount of underwriting discounts and commissions to be paid in this offering.

•

All time-based and performance-based vesting requirements applicable to EVO LLC’s outstanding unvested Class D units will be waived in connection with the reclassification of the outstanding limited liability company interests in EVO LLC into LLC Interests. Our executive officers collectively hold         Class D units for which vesting would be waived in connection with the reclassification and, based on an initial public offering price of $            per share of our Class A common stock (which is the midpoint of the price range set forth on the cover page of this prospectus), will collectively receive         LLC Interests in connection with the reclassification of those Class D units. Our current and former employees collectively hold         Class D units for which vesting would be waived in connection with the reclassification and, based on an initial public offering price of $            per share of our Class A common stock (which is the midpoint of the price range set forth on the cover page of this prospectus), will collectively receive         LLC Interests in connection with the reclassification of those Class D units.

•

Affiliates of MDP holding all of the Class E units held by MDP will engage in a series of transactions that will result in MDP Blocker Sub merging with and into EVO Payments, Inc., with EVO Payments, Inc. remaining as the surviving corporation. At the time of the merger, the MDP Blocker Sub will only own equity interests in EVO LLC. As a result of these transactions, an affiliate of MDP will exchange all of their equity interests in the MDP Blocker Sub for shares of our Class A common stock.

•

We will amend and restate EVO Payments, Inc.’s certificate of incorporation to, among other things, provide for Class A common stock, Class B common stock, Class C common stock and Class D common stock. The terms of each class of our common stock are described in “Description of capital stock.”

•	We will issue shares of our Class A common stock to investors in this offering (or shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

•

We will issue              shares of our Class A common stock to members of our management and certain of our current and former employees upon conversion of the outstanding unit appreciation awards held by these individuals (and we will be deemed to have made a related capital contribution to EVO LLC in exchange for LLC Interests corresponding to these shares of Class A common stock). Each of these shares of our Class A common stock (and the corresponding LLC Interests) will vest on the anniversary of the completion of this offering, a change of control of EVO Payments, Inc. or the individual’s death or disability, and will be forfeited, in the case of our management and current employees, if the individual ceases to be employed by us for any other reason. Each share of Class A common stock subject to vesting as described above will be entitled to vote and receive dividends prior to vesting; any dividends received will be paid upon vesting and will be forfeited if the related shares of Class A common stock are forfeited.

•

We will issue              shares of our Class B common stock to Blueapple for nominal consideration on a one-to-one basis with the number of LLC Interests it owns, which will provide for 15.9% of the combined voting power in us until the earlier of (1) the third anniversary of the consummation of this offering and (2) the date on which Blueapple no longer beneficially owns units in EVO LLC equal to or greater than 3% of the outstanding economic interest in EVO LLC.

•

We will issue              shares of our Class C common stock to our executive officers for nominal consideration on a one-to-one basis with the number of LLC Interests they own, which will provide holders 3.5 votes per share. The voting rights associated with our Class C common stock are capped so that the aggregate voting power of all shares of Class C common stock outstanding, when taken together with any shares of Class A common stock held by our executive officers or directors that are subject to vesting or forfeiture, will not exceed 20% of the combined voting power in us. Each share of our Class C common stock will be automatically converted into a share of our Class D common stock upon the earlier of (1) the third anniversary of the consummation of this offering and (2) the date on which the holder’s employment with us is terminated.

•

We will issue              shares of our Class D common stock to MDP and to certain current and former employees for nominal consideration on a one-to-one basis with the number of LLC Interests they own, which will provide one vote per share.

•	The voting and economic rights associated with our classes of common stock to be issued in the Reorganization Transactions are summarized in the following table:

Class of common stock	Holders	Voting rights*	Economic rights
Class A common stock	Public, MDP Executive Officers, and Current and Former Employees	One vote per share	Yes
Class B common stock	Blueapple	15.9%	No
Class C common stock	Executive Officers	3.5 votes per share, subject to aggregate cap	No
Class D common stock	MDP and Current and Former Employees	One vote per share	No

*	Subject to certain ownership requirements, on the third anniversary of the consummation of this offering the voting rights of our Class B common stock will cease and each share of our Class C common stock will automatically convert into a share of Class D common stock. See “Description of capital stock.”

Shares of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders. See “Description of capital stock.”

•

We will use the net proceeds from the sale of Class A common stock in this offering to purchase LLC Interests directly from EVO LLC, at a purchase price per LLC Interest equal to the initial public offering price per share of Class A common stock less underwriting discounts and commissions paid in connection with this offering.

•

We will amend and restate the limited liability company agreement of EVO LLC, effective as of the completion of this offering to, among other things, (1) appoint EVO Payments, Inc. as the sole managing member of EVO LLC and (2) provide certain sale and exchange rights to the Continuing LLC Owners.

•	EVO LLC will pay fees and expenses related to the Reorganization Transactions of approximately $ million.

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The Continuing LLC Owners will continue to own their LLC Interests and, except for MDP through its ownership of shares of our Class A common stock, will have no economic interests in EVO Payments, Inc. despite their ownership of Class B common stock, Class C common stock and Class D common stock, as applicable (where “economic interests” means the right to receive any distributions or dividends, whether in cash or stock, in connection with Class A common stock). See “Certain relationships and related party transactions—EVO LLC agreement.”

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We will enter into a tax receivable agreement, which we refer to as the TRA, with the Continuing LLC Owners. The TRA will generally require us to pay to the Continuing LLC Owners 85% of the amount of cash savings, if any, in U.S. federal, state or local tax that we actually realize directly or indirectly (or are deemed to realize in certain circumstances) as a result of (1) certain increases in tax basis as a result of any future purchase by us of their LLC Interests for cash or, in the case of the Continuing LLC Owners (other than Blueapple), any future exchange by us of their LLC Interests for shares of our Class A common stock, including any basis adjustment relating to the assets of EVO LLC and (2) tax benefits attributable to payments made under the TRA (including imputed interest). See “Certain relationships and related party transactions—Tax receivable agreement.”

Organizational structure following this offering

Immediately following the completion of this offering, we will be a holding company and our principal asset will be the LLC Interests we purchase from EVO LLC. As the sole managing member of EVO LLC, we will operate and control all of the business and affairs of EVO LLC and, through EVO LLC and its subsidiaries, conduct our business. Accordingly, although we will have a minority economic interest in EVO LLC, we will have the sole voting interest in, and control the management of, EVO LLC. Therefore, we will consolidate the financial results of EVO LLC and its subsidiaries in our consolidated financial statements.

As a result of the Reorganization Transactions, and based on an assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, upon completion of this offering:

•	EVO Payments, Inc. will exercise exclusive control over EVO LLC as its sole managing member.

•

The investors in this offering will collectively own     % of our outstanding Class A common stock, consisting of              shares of our Class A common stock (or        % of our outstanding Class A common stock, consisting of              shares of our Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full), representing     % of the combined voting power in us (or     % of the combined voting power in us if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

•	Blueapple, through its ownership of all of our outstanding Class B common stock, will possess 15.9% of the combined voting power in us.

•

Our executive officers will collectively own     % of our outstanding Class A common stock, consisting of              shares of Class A common stock, and 100% of our Class C common stock, consisting of              shares of our Class C common stock. Certain of our current and former employees will also collectively own     % of our outstanding Class A common stock, consisting of              shares of Class A common stock, and     % of our outstanding Class D common stock, consisting of              shares. Collectively, our executive officers will hold shares of our common stock representing     % of the combined voting power in us (or     % of the combined voting power in us if the underwriters exercise their option to purchase additional shares of Class A common stock in full), and our current and former employees will hold shares of our common stock representing     % of the combined voting power in us (or     % of the combined voting power in us if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

•

MDP will own     % of our outstanding Class D common stock, consisting of              shares of our Class D common stock, and     % of our outstanding Class A common stock, consisting of              shares of Class A common stock, representing      % of the combined voting power in us (or     % of the combined voting power in us if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

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EVO Payments, Inc. will own             LLC Interests (or             LLC Interests if the underwriters exercise their option to purchase additional shares of Class A common stock in full), representing     % of the LLC Interests (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

•

Blueapple will have a sale right providing that, upon our receipt of a sale notice from Blueapple, we will use our commercially reasonable best efforts to pursue a public offering of shares of our Class A common stock and use the net proceeds therefrom to purchase LLC Interests from Blueapple. Upon our receipt of such a sale notice, we may elect, at our option (determined solely by our independent directors (within the meaning of the rules of the             ) who are disinterested), to cause EVO LLC to instead redeem the applicable LLC Interests for cash; provided that Blueapple consents to any election by us to cause EVO LLC to redeem the LLC Interests. See “Certain relationships and related party transactions—EVO LLC agreement.”

•

Each Continuing LLC Owner (other than Blueapple) will have an exchange right providing that, upon receipt of an exchange notice from such Continuing LLC Owner, we will exchange the applicable LLC Interests from such

Continuing LLC Owner for newly issued shares of our Class A common stock on a one-for-one basis pursuant to the Exchange Agreement. Upon our receipt of such an exchange notice, we may elect, at our option (determined solely by our independent directors (within the meaning of the rules of the             ) who are disinterested), to cause EVO LLC to instead redeem the applicable LLC Interests for cash; provided that such Continuing LLC Owner consents to any election by us to cause EVO LLC to redeem the LLC Interests. In the event that a Continuing LLC Owner does not consent to an election by us to cause EVO LLC to redeem the LLC Interests, we are required to exchange the applicable LLC Interests for newly issued shares of Class A common stock. See “Certain relationships and related party transactions—Exchange agreement.”

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If we elect to cause EVO LLC to redeem LLC Interests in lieu of pursuing a public offering or exchanging LLC Interests for newly issued shares of our Class A common stock, we will offer the other Continuing LLC Owners the right to have their respective LLC Interest redeemed in an amount up to such person’s pro rata share of the aggregate LLC Interests to be redeemed. We will not be required to redeem any LLC Interest from Blueapple or any other Continuing LLC Owner in response to a sale notice from Blueapple if we elect to pursue, but are unable to complete, a public offering of shares of our Class A common stock.

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Each Continuing LLC Owner (other than Blueapple) will also receive certain registration rights pursuant to the Registration Rights Agreement. MDP will receive customary demand registration rights that require us to register shares of Class A common stock held by it, including any Class A common stock received upon our exchange of Class A common stock for its LLC Interests. All Continuing LLC Owners (other than Blueapple) will receive customary piggyback registration rights, which will include the right to participate on a pro rata basis in any public offering we conduct in response to our receipt of a sale notice from Blueapple. In addition, we will agree to maintain a registration statement with respect to the issuance of the Class A common stock to be issued in exchange for any outstanding LLC Interests pursuant to any exchange under the Exchange Agreement. Blueapple will also have the right, in connection with any public offering we conduct (including any offering conducted as a result of an exercise by MDP of its registration rights), to request that we use our commercially reasonable best efforts to pursue a public offering of shares of our Class A common stock and use the net proceeds therefrom to purchase a pro rata portion of its LLC Interests. See “Certain relationships and related party transactions—EVO LLC agreement” and “Certain relationships and related party transactions—Registration rights agreement.”

The diagram below depicts our organizational structure immediately following this offering assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock and based on an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus.

(1)	Blueapple is controlled by entities affiliated with our founder, Mr. Sidhom. See “Basis of presentation.”

(2)	The aggregate voting power in EVO Payments, Inc. for each class of our common stock immediately following the consummation of this offering is summarized in the following table.

Holders	Class of common stock	Voting power(i)
Public, MDP, Executive Officers and Current and Former Employees	Class A	%
Blueapple	Class B	15.9%
Executive Officers	Class C	%
MDP and Current and Former Employees	Class D	%

(i)	Subject to certain ownership and employment requirements, on the third anniversary of the consummation of this offering the voting rights of our Class B common stock will cease and each share of our Class C common stock will automatically convert into a share of our Class D common stock. See “Description of capital stock.”

(3)	See “Certain relationships and related party transactions—EVO LLC agreement,” “Certain relationships and related party transactions—Exchange agreement ” and “Certain relationships and related party transactions—Registration rights agreement” for a description of the sale and exchange rights and the registration rights of the Continuing LLC Owners.

Use of proceeds

We estimate that the net proceeds to us from the sale of              shares of Class A common stock in this offering will be approximately $        million at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds will be approximately $        million after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to purchase             LLC Interests directly from EVO LLC at a purchase price per LLC Interest equal to the initial public offering price per share of Class A common stock less underwriting discounts and commissions payable thereon.

EVO LLC anticipates that it will use the $        million in net proceeds it receives from the sale of LLC Interests to us to repay $        million of borrowings under our Senior Secured Credit Facilities, with the remainder used for general corporate purposes. Our Senior Secured Credit Facilities are comprised of a revolver, first lien term loan and second lien term loan which are scheduled to mature on December 2021, December 2023 and December 2024, respectively. As of June 30, 2017, our Senior Secured Credit Facilities had an interest rate of 7.50% for revolver borrowings, 6% for first lien term loan borrowings, and 10% for second lien term loan borrowings. We entered into our Senior Secured Credit Facilities in December 2016 and used the proceeds to refinance our then-existing credit arrangements with our lenders, repay a portion of the BMO Loan (as defined herein) and finance our acquisition of Sterling.

Each 1,000,000 share increase or decrease in the number of shares offered in this offering would increase or decrease our ownership in EVO LLC by     %.

Pending use of the net proceeds from this offering described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

Dividend policy

We currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our Class A common stock. Holders of our Class B common stock, Class C common stock and Class D common stock are not entitled to participate in any dividends declared by our board of directors. Any future determination to pay dividends to holders of Class A common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, capital requirements, restrictions in our debt agreements and other factors that our board of directors deems relevant. The terms of our Senior Secured Credit Facilities restrict the ability of our subsidiary EPI and certain of its subsidiaries from paying dividends to EVO LLC. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. See “Description of indebtedness,” “Description of capital stock” and “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources.”

Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk factors—Risks related to the offering and ownership of our Class A common stock—Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.”

Immediately following this offering, we will be a holding company, and our principal asset will be the LLC Interests we purchase from EVO LLC. If we decide to pay a dividend in the future, we would need to cause EVO LLC to make distributions to us in an amount sufficient to cover such dividend. If EVO LLC makes such distributions to us, the other holders of LLC Interests will be entitled to receive pro rata distributions. See “Risk factors—Risks related to our organizational structure—Our principal asset after the completion of this offering will be our interest in EVO LLC, and, as a result, we will depend on distributions from EVO LLC to pay our taxes and expenses, including payments under the TRA. EVO LLC’s ability to make such distributions may be subject to various limitations and restrictions.”

Capitalization

The following table sets forth the cash and cash equivalents and capitalization as of June 30, 2017:

•	of EVO LLC on an actual basis; and

•

of EVO Payments, Inc. and its direct and indirect subsidiaries on a pro forma basis to reflect the Reorganization Transactions as described under “Organizational structure” and the issuance and sale of              shares of Class A common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions, and the application of the net proceeds therefrom as described under “Use of proceeds.”

This table should be read in conjunction with the sections titled “Unaudited pro forma consolidated financial information,” “Selected historical consolidated financial and other data,” “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2017
(in thousands, except per share and share amounts)	EVO LLC actual	EVO Payments, Inc. pro forma
	(unaudited)
Cash and cash equivalents	$205,092	$

Long-term debt (including current portion)(1):
Senior Secured Credit Facilities:
First lien term loan	568,767
First lien revolver	65,214
Second lien term loan	175,098
Letter of credit	1,000
Deferred purchase price	72,577
Settlement facilities	4,239

Total debt	$886,895

Redeemable non-controlling interests	$119,908

Members’ / stockholders’ equity (deficit):
Total EVO Investco, LLC deficit	$(111,817)
Stockholders’ equity:
Class A common stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual, and shares authorized, shares issued and outstanding, pro forma	—
Class B common stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual, and shares authorized, shares issued and outstanding, pro forma	—
Class C common stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual, and shares authorized, shares issued and outstanding, pro forma	—
Class D common stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual, and shares authorized, shares issued and outstanding, pro forma	—
Additional paid-in capital	—
Nonredeemable non-controlling interests(2)	(13,714)

Total members’/stockholders’ equity (deficit)	(125,531)

Total capitalization	$881,272	$

(1)	See “Description of indebtedness” for a description of our currently outstanding indebtedness. Amounts above do not reflect any reduction for original issue discounts or deferred financing costs associated with such indebtedness.

(2)	On a pro forma basis, includes the LLC Interests not owned by us, which represents % of EVO LLC’s outstanding common equity. The Continuing LLC Owners will hold the non-controlling interest in EVO LLC. EVO Payments, Inc. will hold % of the economic interests in EVO LLC, and the Continuing LLC Owners will hold % of the economic interests in EVO LLC.

Each $1.00 increase or decrease in the assumed initial public offering price of $    per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease cash and cash equivalents and long-term debt by approximately $        million, additional paid-in capital, total members’/stockholders’ equity (deficit) and non-controlling interest by approximately $        million and total capitalization on a pro forma as adjusted basis by approximately $        million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions.

Each 1,000,000 share increase or decrease in the number of shares offered in this offering would increase or decrease the net proceeds to us from this offering by approximately $        million, cash and cash equivalents and long-term debt by approximately $        , additional paid-in capital, total members’/stockholders’ equity (deficit) and non-controlling interest by approximately $        million and total capitalization on a pro forma as adjusted basis by approximately $    million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions.

The table above does not including the following:

•	shares of Class A common stock reserved for issuance under the 2017 Plan, which will become effective in connection with this offering; and

•

the issuance of shares of Class A common stock in connection with the Zenith contingent payment as described in Note 7 to the unaudited pro forma consolidated balance sheet in “Unaudited pro forma consolidated financial information.”

Dilution

The Continuing LLC Owners will maintain their LLC Interests after the Reorganization Transactions. Because the Continuing LLC Owners (other than MDP) do not own any Class A common stock or have any right to receive distributions from EVO Payments, Inc., we have presented dilution in pro forma net tangible book value per share after this offering assuming that all of the holders of LLC Interests (other than EVO Payments, Inc.) had their LLC Interests redeemed or exchanged for newly-issued shares of Class A common stock on a one-for-one basis (rather than for cash) and the cancellation for no consideration of all of their shares of Class B common stock, Class C common stock and Class D common stock, as applicable (none of which are entitled to receive distributions or dividends, whether in cash or stock from EVO Payments, Inc.), in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed redemption or exchange of all common units for shares of Class A common stock as described in the previous sentence as the “Assumed Redemption.”

Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding at that date.

If you invest in our Class A common stock in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering.

EVO LLC’s net tangible book value as of                     , 2017 was $        million. As of                     , 2017, all of the outstanding LLC Interests were owned by the Continuing LLC Owners. Pro forma net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock, after giving effect to the Reorganization Transactions and the Assumed Redemption. Our pro forma net tangible book value as of                     , 2017 would have been approximately $        million, or $        per share of Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $        per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $        per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of , 2017 before this offering(1)	$
Increase per share attributable to new investors in this offering	$

Pro forma net tangible book value per share after this offering(2)		$

Dilution per share to new Class A common stock investors		$

(1)	Gives pro forma effect to the Reorganization Transactions (other than this offering) and the Assumed Redemption. Based on shares of Class A common stock outstanding immediately following the Assumed Redemption, including the issuance of restricted shares of Class A common stock to certain of our current and former employees based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus.

(2)	Gives pro forma effect to the Reorganization Transactions (including this offering) and the Assumed Redemption.

If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, the pro forma net tangible book value after the offering would be $        per share, the increase in pro forma net tangible book value per share to existing stockholders would be $        and the dilution per share to new Class A common stock investors would be $        per share.

The following table shows, as of                     , 2017 after giving effect to the Reorganization Transactions (including this offering) and the Assumed Redemption, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, to us and the average price per share paid, or to be paid, by investors in this offering and by our existing stockholders. The calculation below is based on an assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The calculation also assumes for these purposes only that all LLC Interests held by the Continuing LLC Owners are redeemed in exchange for newly issued Class A common stock on a one-for-one basis.

	Shares purchased(1)		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		%	$	%	$

(1)	If the underwriters exercise their option to purchase additional shares in full, and assuming for these purposes only that the Continuing LLC Owners Interests were redeemed in exchange for newly issued Class A common stock on a one-for-one basis, the number of shares held by new investors purchasing shares of Class A common stock in this offering will increase to , or % of the total number of shares of Class A common stock after this offering and the percentage of shares held by the Continuing LLC Owners would decrease to % of the total shares outstanding.

Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. In addition, the discussion and tables above assume the cancellation for no consideration of all shares of Class B common stock, Class C common stock and Class D common stock because holders of those classes of common stock are not entitled to distributions or dividends, whether in cash or stock, from EVO Payments, Inc. The number of shares of our Class A common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of                     , 2017, after giving effect to the Reorganization Transactions and the Assumed Redemption, and excludes              shares of Class A common stock reserved for issuance under the 2017 Plan, which will become effective in connection with this offering.

To the extent all of such outstanding options had been exercised as of                     , 2017, the pro forma net tangible book value per share after this offering would be $        , and total dilution per share to new investors purchasing shares of Class A common stock in this offering would be $        .

A $1.00 increase or decrease in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease total consideration paid by new Class A common stock investors and the total average price per share by approximately $        and $        , respectively, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same.

A 1,000,000 share increase or decrease in the number of shares offered in this offering would increase or decrease the percent of shares purchased and percent of total consideration by new investors purchasing shares of Class A common stock in this offering by approximately     %.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, new investors purchasing shares of Class A common stock in this offering will experience further dilution.

Unaudited pro forma consolidated financial information

The following unaudited pro forma information reflects the impact of this offering, after giving effect to the Reorganization Transactions discussed in “Organizational structure.” Following the completion of the Reorganization Transactions, EVO Payments, Inc. will be a holding company whose principal asset will be the             LLC Interests (or             LLC Interests if the underwriters exercise their option to purchase additional shares of Class A common stock in full) that we purchase from EVO LLC in connection with this offering. The remaining LLC Interests will be held by the Continuing LLC Owners. EVO Payments, Inc. will act as the sole managing member of EVO LLC, will operate and control all of the business and affairs of EVO LLC and, through EVO LLC and its subsidiaries, conduct its business.

The following unaudited pro forma consolidated statements of operations for the year ended December 31, 2016 and for the six months ended June 30, 2017 give effect to the Reorganization Transactions, including this offering, as if the same had occurred on January 1, 2016. The unaudited pro forma consolidated balance sheet as of June 30, 2017 presents our unaudited pro forma balance sheet giving pro forma effect to the Reorganization Transactions, including this offering, as if they had occurred as of the balance sheet date.

We have derived the unaudited pro forma consolidated statement of operations and unaudited pro forma consolidated balance sheet from the consolidated financial statements of EVO LLC and its subsidiaries included elsewhere in this prospectus. The historical consolidated financial information of EVO LLC has been adjusted in these unaudited pro forma consolidated financial statements to give effect to pro forma events that are directly attributable to the Reorganization Transactions, are factually supportable and, with respect to the consolidated statement of operations, are expected to have a continuing impact on EVO Payments, Inc. The unaudited pro forma consolidated financial information reflects pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change.

The pro forma adjustments related to the Reorganization Transactions, which we refer to as the Reorganization Adjustments, include the impact of all the Reorganization Transactions described in “Organizational structure,” other than the pro forma adjustments related to this offering described below.

The pro forma adjustments related to this offering, which we refer to as the Offering Adjustments, are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:

•

the amendment and restatement of the limited liability company agreement of EVO LLC to, among other things, appoint EVO Payments, Inc. as the sole managing member of EVO LLC and provide certain sale and exchange rights to the Continuing LLC Owners;

•

the issuance of              shares of our Class A common stock to the investors in this offering in exchange for net proceeds of approximately $          (based on an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions but before offering expenses;

•

the payment of fees and expenses related to this offering and the application of the net proceeds from the sale of Class A common stock in this offering to purchase LLC Interests directly from EVO LLC, at a purchase price per LLC Interest equal to the initial public offering price per share of Class A common stock less the underwriting discount, with such LLC Interests representing     % of the outstanding LLC Interests; and

•

the use by EVO LLC of the proceeds from the sale of LLC Interests to us to repay a portion of the outstanding borrowings under our Senior Secured Credit Facilities as described under “Use of proceeds.”

Except as otherwise indicated, the unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock in the offering.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing, tax and legal fees, stock exchange listing fees and similar expenses. We have not included any pro forma adjustments relating to these costs. We currently estimate these incremental costs to be between $                     and $                     per year, although it is possible that our actual incremental costs will be higher than we currently estimate.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our results of operations or financial position that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial condition had the Reorganization Transactions, including this offering, occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date. The unaudited pro forma consolidated statement of operations and balance sheet information should be read in conjunction with the “Risk factors,” “Prospectus summary—Summary historical and unaudited pro forma consolidated financial and other data,” “Selected historical consolidated financial and other data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

EVO Payments, Inc. and subsidiaries

Unaudited pro forma consolidated balance sheet as of June 30, 2017

(in thousands)	Historical EVO LLC(1)	Reorganization adjustments		As adjusted before this offering	Offering adjustments	Pro forma EVO Payments, Inc.

Assets:
Current assets:
Cash and cash equivalents	$205,092	$		$	$(5)(6)(7)	$
Accounts receivable	11,729
Other receivables	65,308
Due from related parties	5,978
Inventory	11,214
Settlement processing assets	237,706
Other current assets	17,423				(5)

Total current assets	554,450

Restricted cash	—
Equipment and improvements, net	82,073
Goodwill	308,473
Intangible assets, net	336,292
Investment in unconsolidated investees	4,039
Due from related parties	176
Deferred tax assets	16,450		(2)
Other assets	25,448

Total assets	1,327,401

Liabilities and members’/shareholders’ equity (deficit):
Current liabilities:
Current portion of long-term debt	82,820				(6)
Accounts payable	62,688
Accrued expenses	91,283
Settlement processing obligations	292,039
Due to related parties	3,410

Total current liabilities	532,240

Long-term debt, net of current portion	784,020				(6)
Due to related parties	1,210
Deferred tax liability	13,317		(2)
ISO reserves	2,237

Total liabilities	1,333,024

Commitments and contingencies
Redeemable non-controlling interests	119,908
Members’/shareholders’ equity (deficit):
Class A units	54,453		(4)
Class B Units	—		(4)
Class C Units	9,463		(4)
Class D Units	—		(4)
Class E Units	71,250		(4)
Class A common stock	—		(4)		(7)
Class B common stock	—		(4)
Class C common stock	—		(4)
Class D common stock	—		(4)
Accumulated deficit/additional paid-in capital	(173,838)		(2)(4)		(5)(7)
Retained earnings	—		(2)(3)
Accumulated other comprehensive income (loss)	(73,145)

Members’/shareholders’ equity (deficit)	(111,817)
Nonredeemable non-controlling interests	(13,714)		(3)		(8)

Total members’/shareholders’ equity (deficit)	(125,531)

Total liabilities and members’/shareholders’ equity	1,327,401

See accompanying Notes to unaudited pro forma consolidated balance sheet.

EVO Payments, Inc. and subsidiaries

Notes to unaudited pro forma consolidated balance sheet

Reorganization adjustments

(1)	EVO Payments, Inc. was formed on April 20, 2017 and will have no material assets or results of operations until the completion of this offering. Therefore, its historical financial position is not shown in a separate column in this unaudited pro forma consolidated balance sheet.

(2)	EVO Payments, Inc. is subject to U.S. federal and state income taxes and will file income tax returns for U.S. federal and certain state jurisdictions. These adjustments reflect the recognition of deferred taxes resulting from our status as a C corporation. We expect to obtain an increase in the tax basis of our share of the assets of EVO LLC when LLC Interests are purchased or redeemed from the Continuing LLC Owners and in connection with other qualifying transactions. This increase in tax basis may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities. The increase in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

Upon completion of this offering, we will enter into the TRA with EVO LLC and the Continuing LLC Owners that will provide for the payment by us to the Continuing LLC Owners of 85% of the amount of tax benefits, if any, that we actually realize (or are deemed to realize in certain circumstances) as a result of (1) certain increases in tax basis as a result of any future purchase by us of the Continuing LLC Owners’ LLC Interests for cash or, in the case of Continuing LLC Owners (other than Blueapple), any future exchange by us of the Continuing LLC Owners’ LLC Interests for shares of our Class A common stock, including any basis adjustment relating to the assets of EVO LLC, and (2) tax benefits attributable to payments made under the TRA (including imputed interest). Under the TRA, we will retain the benefit of the remaining 15% of any applicable tax savings. See “Certain relationships and related party transactions—Tax receivable agreement.”

The deferred tax asset of $        million related to, and the $        million in amounts payable under, the TRA (representing 85% of the tax benefits due to Continuing LLC Owners and an adjustment to additional paid-in capital for the difference) are assuming: (1) an assumed initial public offering price of $        per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus, (2) a constant corporate income tax rate of     %, (3) no material changes in tax law, and (4) the ability to utilize tax attributes. If the underwriters exercise their option to purchase additional shares, the deferred tax asset would increase by $        million, and the amounts payable under the TRA would increase by $        million. In addition, a $1.00 increase (decrease) in the assumed initial public offering price of $        per share of Class A common stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the deferred tax asset by $        million and increase (decrease) the amounts payable under the TRA by $        million.

We anticipate that we will account for the income tax effects resulting from future taxable purchases by us or redemptions by EVO LLC of LLC Interests of the Continuing LLC Owners by recognizing an increase in our deferred tax assets, based on enacted tax rates at the date of each such purchase or redemption. Further, we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset, and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance.

(3)	Consists of an adjustment equal to the total economic value of the LLC Interests owned by the Continuing LLC Owners immediately following this offering, which is based on an assumed initial offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share of Class A common stock would increase (decrease) the LLC Interest put obligations by $ million.

(4)	In connection with this offering, we will issue shares of Class B common stock to Blueapple, shares of Class C common stock to our executive officers, and shares of Class D common stock to MDP and certain current and former employees, in each case on a one-to-one basis with the number of LLC Interests they own. The shares of Class B common stock, Class C common stock and Class D common stock will all be issued for nominal consideration.

Following the Reorganization Transactions, holders of our Class B common stock, Class C common stock and Class D common stock will hold one share of Class B common stock, Class C common stock or Class D common stock, as applicable, for each LLC Interest held by them. The shares of Class B common stock, Class C common stock and Class D common stock have no economic rights. The shares of Class B common stock issued to Blueapple will provide it with 15.9% of the combined voting power in us until the earlier of (1) the third anniversary of the consummation of this offering and (2) the date on which Blueapple no longer beneficially owns LLC Interests equal to or greater than 3% of the outstanding economic interest in EVO LLC. The shares of Class C common stock issued to our executive officers will provide each holder with 3.5 votes per share of Class C common stock, subject to a cap on the aggregate voting power of Class C common stock. The shares of Class D common stock issued to MDP and to certain of our current and former employees will provide them with one vote per share of Class D common stock.

We will also issue              shares of Class A common stock (based on an assumed initial offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus), subject to vesting one-year from the date of the consummation of the offering, to certain current and former employees and members of our management team upon conversion of their outstanding unit appreciation awards granted under the Unit Appreciation Plan in connection with this offering. We will be deemed to have made a related capital contribution to EVO LLC in exchange for LLC Interests corresponding to these shares of Class A common stock. A $1.00 increase (decrease) in the assumed initial public offering price of $        per share of Class A common stock would increase (decrease) the number of restricted shares of Class A common stock issued to certain current and former employees and members of our management team (and the related number of LLC Interests issued to us) by                     .

Holders of our Class A common stock, Class B common stock, Class C common stock and Class D common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. See “Description of capital stock.”

Offering adjustments

(5)	We are deferring certain costs in our historical financial statements directly associated with this offering, including certain legal, accounting and other related expenses, which have been recorded in other current assets on our consolidated balance sheet. Some of these costs were incurred during the year ended December 31, 2016 and the six months ended June 30, 2017, while others were incurred subsequent to June 30, 2017. Upon completion of this offering, approximately $ million of these deferred costs will be reversed out of other current assets and charged against the proceeds from this offering as a reduction to additional paid-in capital. The total amount of estimated offering expenses is $ million.

(6)	As described in “Use of proceeds,” we plan to repay a portion of the outstanding borrowings under our Senior Secured Credit Facilities with the net proceeds from this offering. As of June 30, 2017, there were $810.1 million of borrowings under the Senior Secured Credit Facilities. This adjustment reflects a reduction of $ million of borrowings under the Senior Secured Credit Facilities as if the outstanding borrowings had been repaid on June 30, 2017. We estimate that the outstanding borrowings under our Senior Secured Credit Facilities immediately prior to the closing of this offering will be approximately $ million. The repayment of a portion of our borrowings under our Senior Secured Credit Facilities will result in a $ million loss on debt repayment as the result of the write-off of a portion of the unamortized original issue discount and capitalized finance costs.

(7)	We estimate that the net proceeds from this offering, after deducting the underwriting discounts and commissions but before estimated offering expenses, will be approximately $ million, based on an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds will be approximately $ million after deducting underwriting discounts and commissions but before estimated offering expenses. A reconciliation of the gross proceeds from this offering to the net cash proceeds, assuming the underwriters do not exercise their option to purchase additional shares, is set forth below:

Initial public offering price per share	$
Shares of Class A common stock issued in this offering

Gross proceeds
Less: underwriting discounts and commissions and offering expenses (including $ million previously deferred)

Net cash proceeds	$

In connection with our acquisition of the remaining 49% of Zenith Merchant Services in May 2017, we agreed to make certain earn-out payments to the sellers upon Zenith’s satisfaction of certain thresholds tied to Zenith’s continuing performance, which we refer to as the Zenith contingent payment. Each of the sellers may elect to receive these earn-out payments in cash or in the form of phantom units, which are intended to mirror the rights of units held by management and which will have a per-unit value based on the per-unit value at the time of the Zenith transaction. If we complete this offering prior to the dates these earn-out payments are intended to be made, each seller will have the right to elect to be paid in shares of Class A common stock instead of phantom units. No adjustment has been made for the shares of Class A common stock issuable under the Zenith contingent payment as the amount of shares is not determinable at this time. We do not expect the aggregate amount of the Zenith contingent payment to exceed $2.5 million.

(8)	Upon completion of this offering, EVO Payments, Inc. will become the sole managing member of EVO LLC. Although EVO Payments, Inc. will have a minority economic interest in EVO LLC, EVO Payments, Inc. will have the sole voting interest in, and control the management of, EVO LLC. As a result, EVO Payments, Inc. will consolidate the financial results of EVO LLC and will report a non-controlling interest related to the LLC Interests held by the Continuing LLC Owners on our consolidated balance sheet. The computation of the non-controlling interest following the consummation of this offering is as follows:

	Units	Percentage
Interest in EVO LLC held by EVO Payments, Inc.		%
Non-controlling interest in EVO LLC held by Continuing LLC Owners		%

100.0%

If the underwriters were to exercise their option to purchase additional shares of our Class A common stock, EVO Payments, Inc. would own     % of the economic interest of EVO LLC and the Continuing LLC Owners would own the remaining     % of the economic interest of EVO LLC.

The EVO LLC Agreement will provide Blueapple a sale right requiring that, upon our receipt of a sale notice from Blueapple, we will use our commercially reasonable best efforts to pursue a public offering of shares of our Class A common stock and use the net proceeds therefrom to purchase LLC Interests from Blueapple. Upon our receipt of such a sale notice, we may elect, at our option (determined solely by our independent directors (within the meaning of the rules of the ) who are disinterested), to cause EVO LLC to instead redeem the applicable LLC Interests for cash; provided that Blueapple consents to any election by us to cause EVO LLC to redeem the LLC Interests.

The EVO LLC Agreement will provide that each Continuing LLC Owner (other than Blueapple) will have an exchange right requiring that, upon receipt of an exchange notice from such Continuing LLC Owner, we will exchange the applicable LLC Interests from such Continuing LLC Owner for newly issued shares of our Class A common stock on a one-for-one basis pursuant to the Exchange Agreement. Upon our receipt of such an exchange notice, we may elect, at our option (determined solely by our independent directors (within the meaning of the rules of the                     ) who are disinterested), to cause EVO LLC to instead redeem the applicable LLC Interests for cash; provided that such Continuing LLC Owner consents to any election by us to cause EVO LLC to redeem the LLC Interests. In the event that a Continuing LLC Owner does not consent to an election by us to cause EVO LLC to redeem the LLC Interests, we are required to exchange the applicable LLC Interests for newly issued shares of Class A common stock.

Each Continuing LLC Owner (other than Blueapple) will also receive certain registration rights pursuant to the Registration Rights Agreement. MDP will receive customary demand registration rights that require us to register shares of Class A common stock held by it, including any Class A common stock received upon our exchange of Class A common stock for its LLC Interests. All Continuing LLC Owners (other than Blueapple) will receive customary piggyback registration rights, which will include the right to participate on a pro rata basis in any public offering we conduct in response to our receipt of a sale notice from Blueapple. In addition, we will agree to maintain a registration statement with respect to the issuance of the Class A common stock to be issued in exchange for any outstanding LLC Interests pursuant to any exchange under the Exchange Agreement. Blueapple will also have the right, in connection with any public offering we conduct (including any offering conducted as a result of an exercise by MDP of its registration rights), to request that we use our commercially reasonable best efforts to pursue a public offering of shares of our Class A common stock and use the net proceeds therefrom to purchase a pro rata portion of its LLC Interests. See “Certain relationships and related party transactions—EVO LLC agreement” and “Certain relationships and related party transactions—Registration rights agreement.”

EVO Payments, Inc. and subsidiaries

Unaudited pro forma consolidated statement of operations for the six months ended June 30, 2017

(in thousands, except per share data)	Historical EVO LLC(1)	Reorganization adjustments	As adjusted before this offering	Offering adjustments		Pro forma EVO Payments, Inc.

Revenue	$233,519	$	$	$		$

Operating expenses:
Cost of services and products, exclusive of depreciation and amortization shown separately below	75,823
Selling, general and administrative	104,537				(4)
Depreciation and amortization	35,673

Total operating expenses	216,033

Income from operations	17,486

Other income (expense):
Interest income	638
Interest expense	(30,577)				(5)
Income from investment in unconsolidated investees	758
Other income, net	(174)

Total other (expense) income	(29,355)

(Loss) income before income taxes	(11,869)
Income tax (expense) benefit	(9,357)	(2)

Net (loss) income	(21,226)
Net (loss) income attributable to non-controlling interests	(2,854)				(3)

Net (loss) income attributable to EVO Payments, Inc.	(24,080)

Pro forma net (loss) income per share data(6):

Weighted-average shares of Class A common stock outstanding
Basic
Diluted

Net income available to Class A common stock per share
Basic
Diluted

See accompanying Notes to unaudited pro forma consolidated statement of operations.

EVO Payments, Inc. and subsidiaries

Unaudited pro forma consolidated statement of operations for the year ended December 31, 2016

(in thousands, except per share data)	Historical EVO LLC(1)	Reorganization adjustments	As adjusted before this offering	Offering adjustments		Pro forma EVO Payments, Inc.

Revenue	$419,221	$	$	$		$

Operating expenses:
Cost of services and products, exclusive of depreciation and amortization shown separately below	140,659
Selling, general and administrative	174,198				(4)
Depreciation and amortization	64,012

Total operating expenses	378,869

Income from operations	40,352

Other income (expense):
Interest income	1,096
Interest expense	(40,658)				(5)
Income from investment in unconsolidated investees	1,547
Other income, net	72,147

Total other income (expense)	34,132

Income before income taxes	74,484
Income tax (expense) benefit	(17,033)	(2)

Net income	57,451
Net (loss) income attributable to non-controlling interests	(9,746)				(3)

Net income attributable to EVO Payments, Inc.	47,705

Pro forma net income per share data(6):

Weighted-average shares of Class A common stock outstanding
Basic
Diluted

Net income available to Class A common stock per share
Basic
Diluted

See accompanying Notes to unaudited pro forma consolidated statement of operations.

EVO Payments, Inc. and subsidiaries

Notes to unaudited pro forma consolidated statement of operations

Reorganization adjustments

(1)	EVO Payments, Inc. was formed on April 20, 2017 and will have no material assets or results of operations until the completion of this offering. Therefore, its historical results of operations are not shown in a separate column in this unaudited pro forma consolidated statement of operations.

(2)	EVO LLC has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, income generated by EVO LLC will flow through to its partners, including us, and is generally not subject to tax at the EVO LLC level. Following the Reorganization Transactions, we will be subject to U.S. federal income taxes, in addition to state, local and foreign income taxes with respect to our allocable share of any taxable income of EVO LLC. As a result, the unaudited pro forma consolidated statement of operations reflect adjustments to our income tax expense to reflect an effective income tax rate of % and % for the year ended December 31, 2016 and the six months ended June 30, 2017, respectively, which was calculated assuming the U.S. federal rates currently in effect and the highest statutory rates apportioned to each applicable state, local and foreign jurisdiction.

Offering adjustments

(3)	Upon completion of the Reorganization Transactions, EVO Payments, Inc. will become the sole managing member of EVO LLC. Although EVO Payments, Inc. will have a minority economic interest in EVO LLC, EVO Payments, Inc. will have the sole voting interest in, and control the management of, EVO LLC. As a result, EVO Payments, Inc. will consolidate the financial results of EVO LLC and will report a non-controlling interest related to the LLC Interests held by the Continuing LLC Owners on our consolidated statement of operations.

Following this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, EVO Payments, Inc. will own     % of the economic interest of EVO LLC and the Continuing LLC Owners will own the remaining     % of the economic interest of EVO LLC. Net income attributable to non-controlling interests will represent     % of the income before income taxes of EVO Payments, Inc. These amounts have been determined based on the assumption that the underwriters’ option to purchase              additional shares of our Class A common stock is not exercised. If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, EVO Payments, Inc. will own     % of the economic interest of EVO LLC and the Continuing LLC Owners will own the remaining     % of the economic interest of EVO LLC and net income attributable to non-controlling interests would represent     % of the income before income taxes of EVO Payments, Inc.

(4)	Upon completion of the Reorganization Transactions, the vesting of any unvested Class D units will be accelerated, and each holder of Class D units will exchange their Class D units for a number of LLC Interests, and the vesting of any unvested unit appreciation awards will be accelerated, and all outstanding unit appreciation awards will be converted into a number of restricted shares of Class A common stock. The number of LLC Interests and restricted shares of Class A common stock issued for outstanding Class D units and unit appreciation awards, respectively, will be determined based on the initial public offering price for shares of Class A common stock sold in this offering and the participation threshold for the applicable Class D unit or unit appreciation award. As a result, upon consummation of this offering, we will recognize a non-cash equity-based compensation expense. This adjustment reflects recognition of a $ million compensation expense, based on an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(5)	As described in “Use of proceeds,” we plan to repay a portion of the outstanding borrowings under our Senior Secured Credit Facilities with the net proceeds from this offering. This adjustment reflects a reduction in interest expense of $ million, computed at a weighted-average interest rate of %, as if the outstanding borrowings had been repaid on January 1, 2016. We estimate that the outstanding borrowings under our Senior Secured Credit Facilities immediately prior to the closing of this offering will be approximately $ million. These borrowings bear interest at a rate of % with respect to our first lien revolver borrowings, % with respect to our first lien term loan borrowings and % with respect to our second lien term loan borrowings.

(6)	Pro forma basic net income per share is computed by dividing the net income available to Class A common stockholders by the weighted-average shares of Class A common stock outstanding during the period. Pro forma diluted net income per share is computed by adjusting the net income available to Class A common stockholders and the weighted-average shares of Class A common stock outstanding to give effect to potentially dilutive securities. Shares of our Class B common stock, Class C common stock and Class D common stock are not entitled to receive any distributions or dividends and are therefore not included in the computation of pro forma basic or diluted net income per share. In addition, the exercise by the Continuing LLC Owners of their sale or exchange rights under the EVO LLC Agreement would not have a dilutive effect on earnings per share as net income attributable to controlling interests would increase proportionately with each exercise, if their LLC Interests were purchased for Class A common stock on a one-for-one basis.

The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted net income per share:

	Six months ended June 30, 2017	Year ended December 31, 2016

Basic net income per share:
Numerator
Net income	$	$
Less: net income attributable to non-controlling interests

Net income attributable to Class A common stock—basic

Denominator
Shares of Class A common stock held by Continuing LLC Owners
Restricted shares of Class A common stock

Shares of Class A common stock sold in this offering

Weighted-average shares of Class A common stock outstanding—basic

Basic net income per share	$	$

Diluted net income per share:
Numerator
Net income attributable to Class A common stock—basic	$	$

Reallocation of net income assuming conversion of LLC Interests(i)

Net income attributable to Class A common stock—diluted

Denominator
Weighted-average shares of Class A common stock outstanding—basic

Weighted-average effect of dilutive securities(ii)

Weighted-average shares of Class A common stock outstanding—diluted

Diluted net income per share	$	$

(i)	The reallocation of net income assuming conversion of LLC Interests represents the tax effected net income attributable to non-controlling interests using the effective income tax rates described in footnote (2) and assuming all LLC Interests were exchanged for Class A common stock at the beginning of the period. The LLC Interests held by the Continuing LLC Owners are potentially dilutive securities and the computations of pro forma diluted net income per share assume that all LLC Interests were exchanged for shares of Class A common stock at the beginning of the period. This adjustment was made for purposes of calculating pro forma diluted net income per share only and does not necessarily reflect the amount of exchanges that may occur subsequent to this offering.

(ii)	Includes shares of Class A common stock issuable upon the exchange of LLC Interests to be held by the Continuing LLC Owners.

Selected historical consolidated financial and other data

The following tables present the selected historical consolidated financial and other data for EVO LLC and its subsidiaries as of the dates and for the periods indicated. EVO LLC is the predecessor of the issuer, EVO Payments, Inc., for financial reporting purposes.

We derived the consolidated statements of operations and comprehensive income (loss) and cash flow data for the years ended December 31, 2016 and 2015, and the related consolidated balance sheet data as of December 31, 2016, from EVO LLC’s audited consolidated financial statements and related notes thereto, which are included elsewhere in this prospectus. We derived the consolidated statements of operations and comprehensive income (loss) and cash flow data for the six months ended June 30, 2017 and 2016, and the related consolidated balance sheet data as of June 30, 2017, from EVO LLC’s unaudited consolidated financial statements and related notes thereto, which are included elsewhere in this prospectus. We have prepared the unaudited consolidated financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods.

The summary historical consolidated per share and other data of EVO Payments, Inc. have not been presented, as EVO Payments, Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

The historical results presented below are not necessarily indicative of the results to be expected for any future period, and the results for any interim period are not necessarily indicative of the results that may be expected for a full year. This information should be read in conjunction with “Risk factors,” “Unaudited pro forma consolidated financial information,” “Prospectus summary—Summary historical and unaudited pro forma consolidated financial and other data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Six months ended June 30,		Year ended December 31,
(in thousands, except per share data and transactions processed)	2017	2016	2016	2015

Consolidated Statements of Operations and Comprehensive Income (Loss):
Revenue	$233,519	$204,070	$419,221	$355,509
Operating expenses:
Cost of services and products, exclusive of depreciation and amortization shown separately below	75,823	69,013	140,659	109,393
Selling, general and administrative	104,537	81,046	174,198	147,128
Depreciation and amortization	35,673	31,747	64,012	49,428

Total operating expenses	216,033	181,806	378,869	305,949

Income from operations	17,486	22,264	40,352	49,560

Other income (expense):
Interest income	638	497	1,096	948
Interest expense	(30,577)	(19,297)	(40,658)	(20,880)
Income from investment in unconsolidated investees	758	575	1,547	4,552
Other income, net	(174)	71,334	72,147	13

Total other (expense) income	(29,355)	53,109	34,132	(15,367)

Income (loss) before income taxes	(11,869)	75,373	74,484	34,193
Income tax (expense) benefit	(9,357)	(11,633)	(17,033)	5,860

Net (loss) income	(21,226)	63,740	57,451	40,053
Less net income attributable to non-controlling interests	(2,854)	(3,371)	(9,746)	(7,218)

Net (loss) income attributable to the Members of EVO Investco, LLC	(24,080)	60,369	$47,705	$32,835

Comprehensive (loss) income:
Net (loss) income	(21,226)	63,740	57,451	40,053
Unrealized gain on defined benefit pension plan	520	-	294	1
Unrealized foreign currency translation adjustment	53,799	(15,507)	(52,454)	(38,539)

Other comprehensive income (loss)	54,319	(15,507)	(52,160)	(38,538)
Comprehensive income	33,093	48,233	5,291	1,515
Less comprehensive income attributable to non-controlling interests	(2,854)	(3,371)	(9,685)	(7,175)

Comprehensive income (loss) attributable to the Members of EVO Investco, LLC	$30,239	$44,862	$(4,394)	$(5,660)

Pro Forma Net Income per Share Data (unaudited)(1):

Pro forma weighted average shares of Class A common stock outstanding:
Basic
Diluted

Pro forma net income available to Class A common stock per share:
Basic
Diluted

Consolidated Statement of Cash Flow Data:
Net cash (used in) provided by operating activities	$(30,705)	$6,020	$32,753	$7,322
Net cash (used in) provided by investing activities	$(25,113)	$28,579	$(117,247)	$(249,813)
Net cash provided by (used in) financing activities	$48,579	$(54,469)	$42,180	$228,898
Effect of exchange rate changes on cash and cash equivalents	$9,007	$(178)	$(8,062)	$(21,743)
Net increase (decrease) in cash and cash equivalents	$1,768	$(20,048)	$(50,376)	$(35,336)

Other Financial Data (unaudited):
Revenue from continuing products(2)	$233,519	$204,070	$419,221	$340,291
Adjusted EBITDA attributable to EVO(3)	$56,390	$52,480	$108,497	$82,903
Transactions processed (in billions)(4)	1.25	1.03	2.16	1.59

(in thousands)	As of June 30, 2017	As of December 31, 2016

Consolidated Balance Sheet Data:
Cash and cash equivalents	$205,092	203,324
Total assets	$1,327,401	$1,259,242
Total debt(5)	$886,895	$830,207
Total deficit	$(125,531)	$(197,763)

(1)	See Note 6 to the unaudited pro forma consolidated statements of operations in “Unaudited pro forma consolidated financial information” for the computations of the pro forma weighted-average shares of Class A common stock outstanding.

(2)	For a description of revenue from continuing products see “Management’s discussion and analysis of financial condition and results of operations—Comparison of results for the years 2016 and 2015.”

(3)	See “Prospectus summary—Summary historical and unaudited pro forma consolidated financial and other data” for our definition of adjusted EBITDA attributable to EVO and why we consider it useful, as well as a reconciliation to the most directly comparable U.S. GAAP financial measure.

(4)	Transactions processed refers to the number of transactions we processed during any given period of time. See “Basis of presentation” for more information.

(5)	Amounts do not reflect any reduction for original issue discounts or deferred financing costs associated with such indebtedness.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information presented in “Selected historical consolidated financial and other data” and our historical consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements, such as statements regarding our expectation for future performance, liquidity and capital resources, that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause such differences include those identified below and those described in “Forward-looking statements,” “Risk factors” and “Unaudited pro forma consolidated financial information.” We assume no obligation to update any of these forward-looking statements.

Overview

Founded in 1989, EVO is a global merchant acquirer and payment processor servicing approximately 450,000 merchants in North America and Europe and processing more than two billion transactions annually. We operate at the center of global electronic commerce with local operations in 10 countries, with the ability to serve 50 markets around the world through our three proprietary, in-market processing platforms that are connected by a single point of integration. We differentiate ourselves from our competitors through (1) a highly productive and scaled sales distribution network, including exclusive global financial institution referral partnerships, (2) our three proprietary, in-market processing platforms, and (3) a comprehensive suite of payment and commerce solutions. We believe these points of differentiation allow us to deliver strong organic growth, increase market share, and attract additional financial institution, technology and other strategic partner relationships.

Our business, both domestically and abroad, is supported by partnerships with ISVs, IPOS dealers and eCommerce gateway providers. These partnerships function by way of a technical integration between us and the third party in which the third party seamlessly passes information to our systems to streamline the merchant boarding process. We have emerged as a preferred partner for these third-party referral partners because of our ease of integration through our proprietary solutions, high merchant satisfaction levels driven by the quality of our service, the ease and speed of our boarding systems for new merchants, and our consistent and transparent approach to risk and underwriting.

Our business is also supported by long-term, exclusive referral relationships with nine leading financial institutions. In the aggregate, these banks represent more than 10,000 branch locations which actively pursue new merchant relationships on our behalf every day. These financial institutions provide us with access to their brands, significantly enhancing our credibility and recognition. We build and maintain a direct relationship with our merchants in order to control our sales, price negotiation, underwriting, boarding and support processes. We also drive growth through our extensive direct sales capabilities and relationships with ISVs, dealers and ISOs.

We are focused on delivering the products and services that provide the most value and convenience to our merchants. Our payment and commerce solutions consist of internally owned products, as well as other services that we enable through technical integrations with third-party providers. Our internally owned, value-added solutions include gateway solutions, online fraud prevention and management reporting, online hosted payments page capabilities, security tokenization and encryption solutions at the POS and online, DCC, loyalty offers, and other ancillary solutions. We offer processing capabilities tailored to specific industries and provide merchants with recurring billing, multi-currency authorization and settlement and cross-border processing. Our global footprint and ease of integration consistently attract new partner relationships, allowing us to develop a robust integrated solutions partner network and uniquely positioning us to stay ahead of major trends in each of our markets.

We operate three proprietary, in-house processing platforms, all connected via our EVO Snap solution and each supporting a different geographic region. EVO Snap provides a technical connection to our regional processing systems and a central point of integration for all third-party product partners. Importantly, our platforms allow us to address the specific needs of specific payment markets and to control the entire customer experience. In-market processing also allows us to directly address merchant and regulatory concerns regarding the flow of cardholder data and other sensitive information. Our systems also provide scale efficiencies which minimize our variable costs as merchant counts and transaction volumes increase.

Recent acquisitions

POS Transact

In July 2015, we completed the acquisition of POS Transact, the merchant acquiring subsidiary of Postbank, owned by Deutsche Bank in Germany. In connection with this acquisition, we entered into a five-year exclusive relationship with Postbank with an option to extend an additional five years. This relationship provides us with access to over 1,000 direct and 4,500 post office agency branches across Germany.

Promocion de Negocios de Adquirente (Citibanamex)

In August 2015, we completed the acquisition, which we refer to as the Mexico acquisition, of the merchant acquiring business of Banco Nacional de México, or Citibanamex, under the name Promocion de Negocios de Adquirente. Citibanamex is a leading Mexico bank owned by Citibank and operating more than 1,600 branch locations across Mexico. Our alliance operates under the “Servicios de Pago—Citibanamex” brand to create marketing leverage with the strong Citibanamex name. Mexico is an attractive market for merchant acquiring due to the relatively lower card usage among consumers and acceptance among merchants, the large population, proximity to the U.S. market, stability of government and rule of law, and the strong desire of regulators to diminish the role of cash in commerce.

Raiffeisen Poland and Raiffeisen Czech Republic

In August 2015 and February 2016, we acquired 100% of Raiffeisen’s merchant acquiring assets in each of Poland and the Czech Republic, respectively. In connection with these transactions, we entered into ten year exclusive referral relationships with both financial institutions. Our alliance with Raiffeisen operates under the “REVO” brand to create marketing leverage with the strong Raiffeisen name. This alliance further expands our presence in Eastern Europe, which represents an attractive market with low relative card penetration and acceptance.

Intelligent Payments Group Limited

In December 2016, we acquired the gateway processing business of Intelligent Payments Group Limited, or IPG. The acquisition will enable lower third-party processing costs by leveraging existing technologies developed by IPG and expand our product portfolio for our European teams to sell to existing and potential merchants.

Sterling Payment Technologies

In January 2017, we completed the acquisition of Sterling, a leading provider of value-added integrated payments solutions in the United States. The acquisition significantly enhances our position in the integrated payment solutions market, which management believes is a key market for accelerated growth in the United States.

Reorganization transactions

The historical results of operations discussed in this “Management’s discussion and analysis of financial condition and results of operations” are those of EVO LLC prior to the completion of the Reorganization Transactions, including this offering, and do not reflect certain items that we expect will affect our results of operations and financial condition after giving effect to the Reorganization Transactions and the use of proceeds from this offering.

Following the completion of the Reorganization Transactions, EVO Payments, Inc. will become the sole managing member of EVO LLC. Although we will have a minority economic interest in EVO LLC, we will have the sole voting interest in, and control the management of, EVO LLC. As a result, we will consolidate the financial results of EVO LLC and will report a non-controlling interest related to the LLC Interests held by the Continuing LLC Owners on our consolidated statements of operations and comprehensive income (loss). Immediately after the Reorganization Transactions, investors in this offering will collectively own     % of our outstanding Class A common stock, consisting of              shares (or              shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full), EVO Payments, Inc. will own              LLC Interests (or              LLC Interests if the underwriters exercise their option to purchase additional shares of Class A common stock in full), representing      % of the LLC Interests (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and the Continuing LLC Owners will collectively own              LLC Interests, representing     % of the LLC Interests (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full). Accordingly, net income attributable to non-controlling interests will represent     % of the income before income taxes of EVO Payments, Inc. (or     % if the underwriters exercise their option to purchase additional shares of Class A common stock in full). EVO Payments, Inc. is a holding company that conducts no operations and, as of the consummation of this offering, its principal asset will be LLC Interests we purchase from EVO LLC.

After consummation of this offering, we will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of EVO LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur public company expenses related to our operations, plus payment obligations under the TRA, which we expect to be significant. We intend to cause EVO LLC to make distributions to us in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any payments due under the TRA. See “Certain relationships and related party transactions—EVO LLC agreement—Agreement in effect upon completion of this offering—Distributions.”

Factors impacting our business and results of operations

In general, our revenue is impacted by factors such as global consumer spending trends, foreign exchange rates, the pace of adoption of commerce-enablement and payment solutions, acquisitions and dispositions, types and quantities of products and services provided to enterprises, timing and length of contract renewals, new enterprise wins, retention rates, mix of payment solution types employed by consumers, changes in interchange rates and size of enterprises served. In addition, we may pursue acquisitions from time to time. These acquisitions could result in redundant costs, such as increased interest expense resulting from any indebtedness incurred to finance any acquisitions, or could require us to incur losses as we restructure or reorganize our operations following these acquisitions.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonality in our revenue as a result of consumer spending patterns. In North America, our revenue has been strongest in our fourth quarter and weakest in our first quarter as many of our merchant categories experience a seasonal lift during the traditional vacation and holiday months. In Europe, our revenue has been strongest in our third quarter and weakest in our first quarter. Operating expenses do not typically fluctuate seasonally.

Foreign currency translation impact on our operations

Our consolidated revenues and expenses are subject to variations caused by the net effect of foreign currency translation on revenues recognized and expenses incurred by our non-U.S. operations. It is difficult to predict the future fluctuations of foreign currency exchange rates and how those fluctuations will impact our consolidated statements of operations and comprehensive income (loss) in the future. As a result of the relative size of our international operations, these fluctuations may be material on individual balances. Our revenues and expenses from our international operations are generally denominated in the local currency of the country in which they are derived or incurred. Therefore, the impact of currency fluctuations on our operating results and margins is partially mitigated.

Key performance indicators

“Transactions processed” refers to the number of transactions we processed during any given period of time and is a meaningful indicator of our business and financial performance, as a significant portion of our revenue is driven by the number of transactions we process. In addition, transactions processed provides a valuable measure of the level of economic activity across our merchant base. In our North America segment, transactions include acquired Visa and Mastercard credit and signature debit, American Express, Discover, UnionPay, PIN-debit, electronic benefit transactions and gift card transactions. In our Europe segment, transactions include acquired Visa and Mastercard credit and signature debit, other card network merchant acquiring transactions, and ATM transactions.

In 2016, we processed 2.2 billion transactions, an increase of 36.8% compared to 2015, driven by organic growth and the impact of acquisitions. Excluding the impact of acquisitions, transactions processed grew 17.2% from 2015 to 2016.

“Adjusted EBITDA attributable to EVO” is a supplemental measure of our performance that are not required by, or presented in accordance with, U.S. GAAP. Adjusted EBITDA attributable to EVO is defined as EBITDA less net income from non-controlling interests, excluding certain items that we believe are not reflective of our ongoing operations. We use this measure to evaluate operating performance, as it reflects our ongoing business on a consistent basis. A reconciliation to net income is included in “Prospectus summary—Summary historical and unaudited pro forma consolidated financial and other data.”

Our segments

We classify our business into two segments: North America and Europe. The alignment of our segments is designed to establish lines of business that support the geographical markets we operate in and allow us to further globalize our solutions while working seamlessly with our teams across these markets. Both segments provide businesses with merchant acquiring solutions, including omni-channel solutions for retail transactions at physical business locations, as well as eCommerce and mobile transactions.

The business segment measurements provided to and evaluated by the segment leaders are computed in accordance with the principles listed below:

•	The accounting policies of the operating segments are the same as those described in the summary of the significant accounting policies.

•

Segment profit, which is the measure used by our chief decision maker to evaluate the performance of our segments, is calculated as segment revenue less (1) segment expenses, plus (2) segment income from unconsolidated investees, plus (3) segment other income, net, less (4) segment non-controlling interests. Certain corporate-wide governance functions are not allocated to segments.

North America

The North America segment is comprised of the United States, Canada and Mexico. We distribute our products and services through a combination of bank referrals, a direct sales force, specialized integrated solution companies, sales agents and ISOs.

Europe

The Europe segment is comprised of Western Europe (Spain, United Kingdom, Ireland, Germany) and Eastern Europe (Poland, Czech Republic). We distribute our products and services through a combination of bank referrals, a direct sales force, specialized integrated solution companies and ISOs. We also provide ATM processing services to a financial institution and third-party ATM providers.

Corporate

Corporate operations include corporate-wide governance functions such as our executive management team, corporate strategy, and certain accounting, finance, human resources and legal costs not directly attributable to our North America and Europe segments. Any material impact of our Corporate operations is included in the consolidated results discussion below.

Key financial definitions

Revenue consists primarily of fees derived from the monetary value of and number of transactions processed for our merchants, as defined through contractual agreements with the merchants. We also receive revenues related to other fees for certain services and products.

We follow guidance provided in ASC 605-45, Principal Agent Considerations, which establishes guidance for whether revenue is recognized based on the gross amount billed to a customer or the net amount retained. Through the evaluation of ASC 605-45, certain revenues are presented net of interchange fees paid to issuers, certain fees and assessments paid to the card networks (e.g., Visa, Mastercard, American Express and Discover), as these costs are controlled by the networks in which we effectively act as a clearing house collecting and remitting fees, and commissions paid to our distribution partners. Revenues earned from processing merchant transactions are recognized at the time merchant transactions are processed. These revenues include a rate charged to the merchant based on the percentage of the value of the transaction processed, a rate per transaction or some combination thereof.

Cost of services and products, exclusive of depreciation and amortization shown separately below consists primarily of fees paid to card networks, front- and back-end fees paid to third-party network service providers and hardware vendors (such as vendors selling terminals or mobile devices), and payments to third parties for other product offerings. These fees are presented on a gross basis as we contract directly with the end customer, assume the risk of loss and have pricing flexibility. These expenses exclude any depreciation or amortization, which is described below.

Selling, general and administrative consists primarily of sales, customer support, advertising, and other administrative costs. Sales expenses are comprised of salaries, commissions for internal sales personnel, payroll-related benefits and office infrastructure expenses. General and administrative expenses are comprised of compensation, benefits and other expenses associated with corporate management, finance, human resources, shared services, information technology, and other activities.

Depreciation and amortization consists of depreciation and amortization expenses related to furniture and fixtures, leasehold improvements, computer processing and office equipment, acquired and internally developed software, acquired merchant contracts, referral agreements and other intangible assets.

Interest income consists of interest earned by investing excess cash balances.

Interest expense consists of interest cost incurred from our borrowings and the amortization of finance costs.

Income from investment in unconsolidated investees consists of income earned from the investment in businesses in which we have a minority ownership stake and under which our share in the investees’ financial results are not consolidated for reporting purposes.

Other income consists primarily of other income items not considered part of the normal course of business operations.

Income tax (expense) benefit represents federal, state and local taxes based on income in multiple domestic and foreign jurisdictions.

Net income attributable to non-controlling interest arises from net income from the non-owned portion of businesses where we have a controlling interest but less than 100% ownership.

Overview

In January 2017, we completed the purchase of Sterling, a provider of integrated payment solutions in the U.S. This acquisition strengthens our integrated solution offering by adding hundreds of additional relationships and thousands of integrated merchants.

For the six months ended June 30, 2017, revenue increased 14.4% to $233.5 million. This increase was driven primarily by the inclusion of revenue from the Sterling acquisition and organic growth in our Mexico market and European segment.

For the six months ended June 30, 2017, net loss was $21.2 million, a decrease of $85.0 million compared to net income of $63.7 million for the six months ended June 30, 2016. Net loss attributable to the Members of EVO Investco, LLC was $24.1 million, a decrease of $84.5 million compared to net income of $60.4 million for the six months ended June 30, 2016. These decreases were due primarily to the gain on the sale of the company’s interest in Visa Europe in the prior year period, the increase in operating expenses related to strategic investments and the increase in interest expense from higher debt balances related to the Sterling acquisition. EBITDA decreased 57.3% to $53.7 million, primarily as a result of the one-time gain related to the sales of the company’s membership interest in Visa Europe in 2016. Adjusted EBITDA attributable to EVO increased 7.4% to $56.4 million. The increase was due primarily to revenue growth across both the North America and Europe segments, including the contribution from the Sterling acquisition. This increase offset the impact of unfavorable foreign exchange rates.

For the six months ended June 30, 2017, North America revenue increased 17.0% to $141.9 million. North America segment profit increased 10.2% to $35.6 million, primarily as a result of the Sterling acquisition.

For the six months ended June 30, 2017, Europe revenue increased 10.7% to $91.6 million. Europe segment profit decreased to $25.4 million, primarily as a result of the gain on the sale of our Visa Europe interest in the prior period.

For the year ended December 31, 2016, revenue increased 17.9% to $419.2 million. Revenue from continuing products increased 23.2% to $419.2 million. These increases were driven by growth in transactions processed across our Europe segment and the full year contribution of the Citibanamex acquisition completed in September 2015, offset by the impact of unfavorable foreign exchange rates.

For the year ended December 31, 2016, net income increased 43.4% to $57.5 million. Net income attributable to Members of EVO Investco, LLC increased 45.3% to $47.7 million. These increases were primarily as a result of revenue growth across our business and a gain on the sale of our Visa Europe interest offset by increased interest expense resulting from acquisition-related borrowings and the impact of unfavorable foreign exchange rates. EBITDA increased 71.9% to $178.1 million. Adjusted EBITDA attributable to EVO increased 30.9% to $108.5 million. These increases were due to growth in transactions processed and the impact of the Mexico acquisition, offset by the impact of unfavorable foreign exchange rates.

For the year ended December 31, 2016, North America revenue increased 11.9% to $241.1 million. North America segment profit increased 1.3% to $66.1 million.

For the year ended December 31, 2016, Europe revenue increased 27.1% to $178.1 million. Europe segment profit increased 187.1% to $128.0 million as a result of the gain on the sale of our Visa Europe interest and strong transaction growth.

In December 2016, we entered into a new $845.0 million borrowing arrangement which replaced our old credit facility which was due to expire in May 2017. In addition, we used $35.0 million from this arrangement to make a partial payment on a loan from BMO Harris Bank N.A., or BMO Harris Bank, that was established when we completed the Citibanamex acquisition. Also in January 2017, we completed an equity raise of $71.3 million in order to pay off the remainder of the BMO Harris Bank debt.

Comparison of results for the six months ended June 30, 2017 and 2016

The following table sets forth the consolidated statements of income in dollars and as a percentage of revenue for the period presented.

(dollar amounts in thousands)	Six months ended June 30, 2017	% of revenue	Six months ended June 30, 2016	% of revenue	$ change	% change

Segment revenue:
North America	$141,914	60.8%	$121,314	59.4%	$20,600	17.0%
Europe	91,605	39.2%	82,756	40.6%	8,849	10.7%

Revenue	$233,519	100.0%	$204,070	100.0%	$29,449	14.4%

Operating expenses:
Cost of services and products, exclusive of depreciation and amortization shown separately above	$75,823	32.5%	$69,013	33.8%	$6,810	9.9%
Selling, general and administrative	104,537	44.8%	81,046	39.7%	23,491	29.0%
Depreciation and amortization	35,673	15.3%	31,747	15.6%	3,926	12.4%

Total operating expenses	$216,033	92.5%	$181,806	89.1%	$34,227	18.8%

Segment profit:
North America	$35,637	15.3%	32,331	15.8%	$3,306	10.2%
Europe	$25,394	10.9%	98,547	48.3%	$(73,153)	(74.2)%

Revenue

Revenue was $233.5 million for the six months ended June 30, 2017, an increase of $29.4 million, or 14.4%, compared to revenue of $204.1 million for the six months ended June 30, 2016. This increase was driven primarily by the inclusion of revenue from the Sterling acquisition and organic growth in our Mexico market and European segment.

North America segment revenue was $141.9 million for the six months ended June 30, 2017, an increase of $20.6 million, or 17.0%, compared to the six months ended June 30, 2016. This increase was driven by the contribution of the Sterling business purchased on January 4, 2017 and organic growth in the Mexico business. North America transactions increased 16.0% from the six months ended June 30, 2016 compared to the six months ended June 30, 2017, primarily driven by the Sterling acquisition and organic growth in Mexico. Changes in foreign currency exchange rates decreased revenue by $3.4 million.

Europe segment revenue was $91.6 million for the six months ended June 30, 2017, an increase of $8.8 million, or 10.7%, compared to the six months ended June 30, 2016. Europe transactions increased 26.0% from double digit growth across all countries. The number of transactions processed increased faster than revenue due to certain incentive payments received in the six months ended June 30, 2016 that were not received in 2017. Changes in foreign currency exchange rates decreased revenue by $1.8 million for the six months ended June 30, 2017.

Operating expenses

Cost of services and products, exclusive of depreciation and amortization shown above. Cost of services and products, exclusive of depreciation and amortization shown above was $75.8 million for the six months ended June 30, 2017, an increase of $6.8 million, or 9.9%, compared to the six months ended June 30, 2016. This increase was due to the increase in transactions processed and the inclusion of costs from the Sterling acquisition. Our cost of services and products includes both fixed and variable components, with variable components dependent upon transactions processed, among other secondary measures. The increase in cost was due to the variable component from the increase in transactions processed and the inclusion of costs from the Sterling acquisition.

Selling, general and administrative expenses. Selling, general and administrative expenses was $104.5 million for the six months ended June 30, 2017, an increase of $23.5 million, or 29.0%, compared to the six months ended June 30, 2016. The increase was due primarily to the inclusion of expenses from the Sterling acquisition, severance charges incurred and other strategic investments to support continued growth.

Depreciation and amortization. Depreciation and amortization was $35.7 million for the six months ended June 30, 2017, an increase of $3.9 million, or 12.4%, compared to the six months ended June 30, 2016. This increase was due primarily to the inclusion of expenses from the Sterling acquisition.

Other income (expense)

Interest income. Interest income was $0.6 million and $0.5 million for the six months ended June 30, 2017 and the six months ended June 30, 2016, respectively.

Interest expense. Interest expense was $30.6 million for the six months ended June 30, 2017, an increase of $11.3 million compared to interest expense of $19.3 million for the six months ended June 30, 2016. This increase was due primarily to higher debt balances related to the Sterling acquisition and higher interest rates applicable to the Senior Secured Credit Facilities.

Income from investment in unconsolidated investees. Income from investment in unconsolidated investees was $0.8 million and $0.6 million for the six months ended June 30, 2017 and 2016, respectively.

Other income (expense), net. Other expense, net was $0.2 million for the six months ended June 30, 2017. Other expense, net was $71.3 million for the six months ended June 30, 2016, due primarily to a gain on sale of the company’s Visa Europe interest. The company was a member and shareholder of Visa Europe through certain of our subsidiaries in Europe and recognized a gain of $72.4 million related to this transaction.

(Loss) income before income taxes

Loss before income taxes was $11.9 million for the six months ended June 30, 2017, a decrease of $87.2 million, compared to income before income taxes of $75.4 million for the six months ended June 30, 2016. This change was due primarily to the gain from the sale of the company’s interest in Visa Europe in the prior year period.

Income tax (expense) benefit

Income tax expense was $9.4 million for the six months ended June 30, 2017, a decrease of $2.3 million compared to an income tax expense of $11.6 million for the six months ended June 30, 2016. This decrease was due primarily to higher income before income tax for the prior period resulting from the gain on the sale of the company’s interest in Visa Europe.

Net (loss) income

Net loss was $21.2 million for the six months ended June 30, 2017, a decrease of $85.0 million compared to net income of $63.7 million for the six months ended June 30, 2016. This decrease was due primarily to the gain on the sale of the company’s interest in Visa Europe in the prior year period, the increase in operating expenses related to strategic investments and the increase in interest expense from higher debt balances related to the Sterling acquisition.

Net loss attributable to non-controlling interests

Net loss attributable to non-controlling interests was $2.9 million and $3.4 million for the six months ended June 30, 2017 and 2016, respectively.

Net loss attributable to the Members of EVO Investco, LLC

Net loss attributable to the Members of EVO Investco, LLC was $24.1 million for the six months ended June 30, 2017, compared to net income of $60.4 million for the six months ended June 30, 2016. The decrease was due primarily to the gain on the sale of the company’s interest in Visa Europe in the prior year period, the increase in operating expenses related to strategic investments and the increase in interest expense from higher debt balances related to the Sterling acquisition.

Segment performance

North America segment profit in the six months ended June 30, 2017 was $35.6 million, or 10.2% higher than the six months ended June 30, 2016, primarily due to the results from the Sterling acquisition in the current period. North America segment profit margin was 25.1% in the six months ended June 30, 2017, compared to 26.7% for the six months ended June 30, 2016.

Europe segment profit was $25.4 million in the six months ended June 30, 2017, a decrease of $73.2 million compared to the six months ended June 30, 2016. This decrease was driven by the gain on the sale of our Visa Europe interest in the prior period. Europe segment profit margin was 27.7% for the six months ended June 30, 2017, compared to 119.1% for the six months ended June 30, 2016. The prior year segment profit margin includes the impact of the gain on sale of the company’s interest in Visa Europe.

Corporate expenses not allocated to a segment increased $1.8 million to $10.1 million in the six months ended June 30, 2017, compared to $8.3 million in the six months ended June 30, 2016. The increase was due to acquisition related transaction costs and additional overhead costs [or “strategic investments”] to support our expanding operations.

Comparison of results for the years 2016 and 2015

The following table sets forth the consolidated statements of income in dollars and as a percentage of revenue for the periods presented.

(dollar amounts in thousands)	2016	% of revenue	2015	% of revenue	$ change	% change

Segment revenue:
North America	$241,083	57.5%	$215,405	60.6%	$25,678	11.9%
Europe	178,138	42.5%	140,104	39.4%	38,034	27.1%

Revenue	$419,221	100.0%	$355,509	100.0%	$63,712	17.9%

Operating expenses:
Cost of services and products, exclusive of depreciation and amortization shown separately below	$140,659	33.6%	$109,393	30.8%	$31,266	28.6%
Selling, general and administrative	174,198	41.6%	147,128	41.4%	27,070	18.4%
Depreciation and amortization	64,012	15.3%	49,428	13.9%	14,584	29.5%

Total operating expenses	$378,869	90.4%	$305,949	86.1%	$72,920	23.8%

Segment profit:
North America	$66,066	15.8%	$65,197	18.3%	$868	1.3%
Europe	$127,966	30.5%	$44,576	12.5%	$83,390	187.1%

Revenue

Revenue was $419.2 million for 2016, an increase of $63.7 million, or 17.9%, compared to revenue of $355.5 million for 2015. This increase was driven primarily by revenue growth in the Europe segment and inclusion of a full year of results from acquisitions completed in 2015. Revenue was negatively impacted by fluctuations in foreign currency exchange rates which decreased 2016 revenue by $20.4 million compared to the prior year. We calculated this impact by translating 2016 revenues in local currency using 2015 foreign exchange rates. Excluding the negative impact of currency fluctuations, 2016 revenue increased 23.7% compared to the prior year.

The table below provides additional detail concerning certain key components of our revenue.

	As of December 31,
(in thousands)	2016	2015
Revenue from continuing products	$419,221	$340,291
Discontinued product line	—	15,218

Total revenue	$419,221	$355,509

North America segment revenue was $241.1 million for 2016, an increase of $25.7 million, or 11.9%, compared to 2015. This increase was driven by the full year contribution of the Mexico merchant acquiring business purchased in August 2015 and growth in the U.S. integrated payments solution, partially offset by a negative impact of $15.2 million from the discontinued product line in 2015. North America segment revenue from continuing products increased $40.9 million, or 20.4%, compared to 2015. North America transactions increased 56.4% from 2015 to 2016, primarily as a result of the Mexico acquisition.

Europe segment revenue was $178.1 million for 2016, an increase of $38.0 million, or 27.1%, compared to 2015. The increase was partially driven by inclusion of a full year from the acquisition of POS Transact and new strategic partnerships formed in Poland and the Czech Republic. Revenue was positively impacted by transaction growth of 27.9% resulting from a combination of organic growth and the acquisitions and partnerships described above. The revenue growth in 2016 was negatively impacted by fluctuations in foreign currency exchange rates, which decreased 2016 revenue by $4.5 million.

Operating expenses

Cost of services and products, exclusive of depreciation and amortization shown separately below.    Cost of services and products, exclusive of depreciation and amortization shown separately below was $140.7 million for 2016, an increase of $31.3 million, or 28.6%, compared to 2015. This increase was due to growth in transactions processed and the inclusion of a full year of costs from the Mexico acquisition. Our cost of services and products includes both fixed and variable components, with variable components dependent upon transactions processed, among other secondary measures. The increase in cost was due to the variable component from the increase in transactions processed and the inclusion of a full year of costs from the Mexico acquisition.

Selling, general and administrative.    Selling, general and administrative was $174.2 million in 2016, an increase of $27.1 million, or 18.4%, compared to the prior year. The increase was due primarily to the inclusion of a full year of costs from the Mexico acquisition, as well as strategic investments to support our business model.

Depreciation and amortization.    Depreciation and amortization was $64.0 million for 2016, an increase of $14.6 million, or 29.5%, compared to the prior year. This increase was due primarily to additional amortization of intangible assets acquired as part of the Mexico acquisition and increased depreciation on POS terminals that we own and deploy to our merchant locations.

Other income (expense)

Interest income.    Interest income was $1.1 million 2016, compared to interest income of $0.9 million for 2015.

Interest expense.    Interest expense was $40.7 million for 2016, an increase of $19.8 million compared to interest expense of $20.9 million for 2015. This increase was due primarily to higher debt balances in 2016 related to the Mexico acquisition and the redemption of a non-controlling interest in 2015 related to the buyout of Banco Popular’s 50% ownership interest in Spain.

Income from investment in unconsolidated investees.    Income from investment in unconsolidated investees was $1.5 million for 2016, a decrease of $3.1 million compared to $4.6 million for the prior year. This decrease was due primarily to an incremental $2.0 million in distribution earnings from a minority owned affiliate in 2015 and lower earnings in 2016 from other minority held affiliates.

Other income, net.    Other income, net increased $72.1 million for 2016 compared to the prior year, due primarily to a gain on sale of our Visa Europe interest. We were a member and shareholder of Visa Europe through certain of our subsidiaries in Europe and recognized a gain of $72.4 million related to this transaction.

Income before income taxes

Income before income taxes was $74.5 million for 2016, an increase of $40.3 million, or 117.8%, compared to the prior year. This increase was due primarily to the increase in revenues from the Mexico acquisition and the gain from the sale of our Visa Europe interest.

Income tax (expense) benefit

Income tax expense was $17.0 million for 2016, an increase of $22.9 million compared to an income tax benefit of $5.9 million for 2015. This increase was due primarily to the higher income before income taxes for the period resulting from the Mexico acquisition and the gain on the sale of our Visa Europe interest.

Net income

Net income was $57.5 million for 2016, an increase of $17.4 million compared to net income of $40.1 million for 2015. This increase was due primarily to a gain on the sale of our Visa Europe interest.

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests was $9.7 million for 2016, an increase of $2.5 million, compared to net income attributable to non-controlling interests of $7.2 million for 2015. The increase was a result of the December 2015 buyout of Banco Popular’s 50% ownership interest in Spain.

Net income attributable to the Members of EVO Investco, LLC

Net income attributable to the Members of EVO Investco, LLC was $47.7 million for 2016, an increase of $14.9 million, or 45.3%, compared to net income of $32.8 million for 2015. The increase was a result of the gain on the sale of our Visa Europe interest.

Segment performance

North America segment profit in 2016 was $66.1 million, or $0.9 million higher than the prior year, primarily due to the impact of the Mexico acquisition, as well as the impact of cost reduction programs in the U.S., including the partial year impact of a migration of backend processing from a third party to our own internal platform. North America segment profit margin was 27.4% in 2016, lower than the prior year margin of 30.3%.

Europe segment profit was $128.0 million in 2016, an increase of $83.4 million, or 187.1%, compared to 2015. This growth was driven by the gain on the sale of our Visa Europe interest and higher revenues across all Europe businesses, as well as the impact of the full year from the acquisition of POS Transact and the Poland and Czech Republic partnerships executed in 2015.

Corporate expenses not allocated to a segment increased $12.3 million to $25.7 million, compared to $13.4 million in the prior year. The increase was due to consulting fees related to acquisition and financing advisory services, acquisition related transaction costs, severance costs, and additional overhead costs to support our expanding operations.

Liquidity and capital resources

Overview

We have historically funded our operations primarily with cash flow from operations and, when needed, with borrowings, including under our Senior Secured Credit Facilities. Our principal uses for liquidity have been debt service, capital expenditures, working capital and funds required to finance acquisitions. We expect to continue to use capital to innovate and advance our products as new technologies emerge. We expect these strategies to be funded primarily through cash flow from operations and borrowings from our Senior Secured Credit Facilities, as needed. Short-term liquidity needs will primarily be funded through the revolving credit facility portion of our Senior Secured Credit Facilities. As of June 30, 2017, our capacity under the revolving credit facility portion of our Senior Secured Credit Facilities was $100.0 million, with availability of $34.8 million for additional borrowings. To the extent that additional funds are necessary to finance future acquisitions, and to meet our long-term liquidity needs as we continue to execute on our strategy, we anticipate that they will be obtained through additional indebtedness or equity or debt issuances, or both.

We have structured our operations in a manner to allow for cash to be repatriated using tax-efficient methods using dividends from foreign jurisdictions as our main source of repatriation. We follow local government regulations and contractual restrictions which regulate the nature of cash as well as how much and when dividends can be repatriated. As of June 30, 2017, cash and cash equivalents of $205.1 million includes cash in the United States of $103 million and $102.1 million in foreign jurisdictions. Of the foreign cash balances, $39.2 million is available for general purposes. The remaining $62.9 million is considered settlement and merchant reserves related cash and is therefore unable to be repatriated.

In addition, following the consummation of this offering, we will be obligated to make payments under the TRA. Although the actual timing and amount of any payments that may be made under the TRA will vary, we expect that the payments that we will be required to make to the Continuing LLC Owners will be significant. Any payments made by us to Continuing LLC Owners under the TRA will generally reduce the amount of overall cash flow that might have otherwise been available to us and, to the extent that we are unable to make payments under the TRA for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us. See “Certain relationships and related party transactions—Tax receivable agreement.”

The following table sets forth summary cash flow information for the years ended December 31, 2016 and 2015 and the six months ended June 30, 2017 and 2016.

	Six months ended June 30,		Year ended December 31,
(In thousands)	2017	2016	2016	2015
Net cash (used in) provided by operating activities	$(30,705)	$6,020	$32,753	$7,322
Net cash (used in) provided by investing activities	(25,113)	28,579	(117,247)	(249,813)
Net cash provided by (used in) financing activities	48,579	(54,469)	42,180	228,898
Effect of exchange rate changes on cash and cash equivalents	9,007	(178)	(8,062)	(21,743)

Net increase (decrease) in cash and cash equivalents	$1,768	$(20,048)	$(50,376)	$(35,336)

Operating activities

Net cash used in operating activities was $30.7 million for the six months ended June 30, 2017, an increase of $36.7 million compared to net cash provided by operating activities of $6.0 million for the six months ended June 30, 2016. This increase in cash used by operating activities was due to primarily to changes in working capital, including the timing of settlement-related assets and liabilities.

Net cash provided by operating activities was $32.8 million for 2016, an increase of $25.5 million compared to operating activities of $7.3 million for 2015. This increase was due to changes in working capital.

Investing activities

Net cash used in investing activities provided by investing activities was $25.1 million for the six months ended June 30, 2017, a decrease of $53.7 million compared to net cash provided by investing activities of $28.6 million for the six months ended June 30, 2016. This decrease was due primarily to the gain on the sale of the company’s interest in Visa Europe in the prior year period. During the six months ended June 30, 2017, restricted cash in escrow was used to fund the January 2017 acquisition of Sterling.

Capital expenditures were $14.2 million in the six months ended June 30, 2017, a decrease of $2.0 million compared to capital expenditures of $16.2 million in the six months ended June 30, 2016. The decrease primarily relates to a decline in the purchase of point-of-sale terminals installed at merchant locations outside of the United States.

Net cash used in investing activities was $117.2 million for 2016, a decrease of $132.6 million compared to net cash used in investing activities of $249.8 million for 2015. This decrease was due primarily to the Mexico acquisition in 2015 offset by the increase in restricted cash in 2016 related to the escrow of proceeds to fund the January 2017 acquisition of Sterling. Cash proceeds received in 2016 related to our sale of Visa Europe equity also reduced the net cash used in investing activities.

Capital expenditures were $31.7 million in 2016, an increase of $1.5 million compared to capital expenditures of $30.2 million in 2015. Capital expenditures primary relate to the purchase of POS terminals that are installed at merchant locations outside of the United States. As is customary in those markets, we provide the POS terminal hardware to merchants and charge associated fees related to this hardware. Additionally, our capital expenditures include hardware and software necessary for our data centers, processing platforms, and information security initiatives.

Financing activities

Net cash provided by financing activities was $48.6 million for the six months ended June 30, 2017, an increase of $103.0 million, compared to net cash used in financing activities of $54.5 million for the six months ended June 30, 2016. This increase was due primarily to the contribution by members of $71.3 million used to repay the BMO Loan of $65.4 million in principal and interest and to fund operations of the company.

Net cash provided by financing activities was $42.2 million for the year ended December 31, 2016, a decrease of $186.7 million, compared to net cash provided by financing activities of $228.9 million for the year ended December 31, 2015. This decrease was due primarily to the 2015 redemption of a non-controlling interest and lower 2016 net borrowings.

Senior Secured Credit Facilities

On December 22, 2016, we (through our subsidiary EPI) entered into a new borrowing arrangement, referred to as our Senior Secured Credit Facilities, which includes the following:

•

A first lien senior secured credit facility, comprised of a $100.0 million revolving credit facility maturing on December 22, 2021, and a $570.0 million term loan maturing on December 22, 2023, with SunTrust Bank, as administrative agent, swingline lender and issuing bank; and

•	A second lien senior secured credit facility, comprised of a $175.0 million term loan maturing on December 22, 2024, with SunTrust Bank, as administrative agent.

In addition, our Senior Secured Credit Facilities also provide us with the option to access incremental credit facilities, refinance the loans with debt incurred outside our Senior Secured Credit Facilities and extend the maturity date of the revolving loans and term loans, subject to certain limitations and terms.

Borrowings under our Senior Secured Credit Facilities bear interest at an annual rate equal to, at our option, either (a) a base rate, plus an applicable margin or (b) LIBOR, plus an applicable margin. Under our first lien senior secured credit facility, the applicable margin for base rate denominated revolving loans ranges from 3.00% to 3.50% and for LIBOR denominated revolving loans ranges from 4.00% to 4.50%, in each case based upon specified consolidated leverage ratios, and the applicable margin for base rate denominated term loans is 4.00% and for LIBOR denominated term loans is 5.00%. Under our second lien senior secured credit facility, the applicable margin for base rate denominated term loans is 8.00% and for LIBOR denominated term loans is 9.00%.

In addition to paying interest on outstanding principal under our Senior Secured Credit Facilities, under our first lien senior secured credit facility, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder of 0.50% per annum. We also pay customary closing fees, arrangement fees, letter of credit and agency fees.

For additional detail regarding our Senior Secured Credit Facilities, see “Description of indebtedness.”

Mexico acquisition financing

On August 25, 2015, in connection with the Mexico acquisition, we entered into a loan, which we refer to as the BMO loan, between BMO Harris Bank, as the lender, MDP, as the guarantor, and us. BMO Harris Bank provided the BMO loan as an unsecured demand note, with no maturity date, in an amount up to $104.5 million, and we withdrew $95.3 million on the execution date. This loan is, therefore, classified as current in the consolidated balance sheets. On December 22, 2016, we made a principal payment of $35.0 million. On January 30, 2017, we issued 1,011,931 Class E units in order to raise capital of $71.3 million, the proceeds of which were used to repay the BMO loan, including $65.4 million in principal and interest, and to fund our operations.

Sterling acquisition deferred purchase price

In connection with the acquisition of Sterling on January 4, 2017, we agreed to a deferred purchase price of $70.0 million, which we refer to as the deferred purchase price. The deferred purchase price accrues interest at a rate of 5% per annum, and is payable in quarterly installments of $5.0 million, plus accrued and unpaid interest, beginning September 30, 2017. Any remaining unpaid principal and interest is due in full on September 30, 2018. In addition, we have agreed to prepay $1.35 million of the deferred purchase price on or before December 28, 2017 to offset certain of the seller’s tax obligations.

The deferred purchase price is subject to certain negative covenants, including a prohibition against certain distributions to the unit holders of EVO LLC until the deferred purchase price is paid in full. In addition, upon the occurrence of certain of events, including a change of control (which does not include this offering), failure to maintain a threshold leverage ratio, insolvency, failure to make required quarterly payments and a material default of our Senior Secured Credit Facilities, all outstanding amounts under the deferred purchase price will accelerate and become immediately due and payable. We may voluntarily prepay the deferred purchase price at any time, without premium, subject to the satisfaction of leverage incurrence test under our Senior Secured Credit Facilities.

Contractual obligations

The following table summarizes our contractual obligations as of December 31, 2016.

	Payments due by period
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$827,671	$70,926	$17,100	$17,428	$722,217
Operating leases(1)	26,704	4,757	11,711	7,435	2,801
Settlement facilities	2,535	2,535	—	—	—
Interest payments	379,757	59,131	157,166	138,387	25,073
Other long-term liabilities(2)	622	120	407	95	—

Total	$1,237,289	$137,469	$186,384	$163,345	$750,091

(1)	As of December 31, 2016, we are obligated under non-cancelable operating leases for our premises, which expire through 2021. Rent expense, inclusive of real estate taxes, utilities and maintenance incurred under operating leases, which totaled $9.6 million during the year ended December 31, 2016, is included in selling, general and administrative in our consolidated statements of operations and comprehensive income (loss).

(2)	Deferred consideration related to acquisitions.

Critical accounting policies

Our discussion and analysis of our historical financial condition and results of operations for the periods described is based on our audited consolidated financial statements and our unaudited interim consolidated financial statements, each of which have been prepared in accordance with U.S. GAAP. The preparation of these historical financial statements in conformity with U.S. GAAP requires management to make estimates, assumptions and judgments in certain circumstances that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We have provided a summary of our significant accounting policies in Note 1 to our audited consolidated financial statements included elsewhere in this prospectus. The following critical accounting discussion pertains to accounting policies management believes are most critical to the portrayal of our historical financial condition and results of operations and that require significant, difficult, subjective or complex judgments. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

Revenue recognition

Our primary revenue sources consist of fees for payment processing services. Payment processing service revenue is primarily based on a percentage of transaction value or on a specified amount per transaction or related services. Our arrangements are considered multiple element arrangements. We follow the guidance in ASC 605-25, Revenue Recognition – Multiple-Element Arrangements. However, because the elements are primarily accounted for as services or rentals with a similar delivery pattern, the elements have the same revenue recognition timing.

We recognize revenue when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the sales price is fixed or determinable; and (4) collectability is reasonably assured.

We follow the guidance in ASC 605-45, Principal Agent Consideration. ASC 605-45 states that the determination of whether a company should recognize revenue based on the gross amount billed to a customer or the net amount retained is a matter of judgment that depends on the facts and circumstances of the arrangement and that certain factors should be considered in the evaluation. Revenue is generally reported net of interchange and card network fees, commissions and network processing costs and other fees.

Goodwill and intangible assets

We regularly evaluate whether events and circumstances have occurred that indicate the carrying amounts of goodwill, acquired merchant portfolios and other intangible assets may warrant revision or may not be recoverable. Goodwill represents the excess of cost over fair value of identifiable tangible and intangible net assets acquired through acquisitions. We evaluate our goodwill and intangible assets (finite and indefinite lives) for impairment annually as of October 1, or more frequently as circumstances warrant.

We have the option of performing a qualitative assessment to test goodwill for impairment to determine whether any further quantitative testing for impairment is necessary. The option of whether or not to perform a qualitative assessment is made annually and may vary. For a qualitative assessment, we consider macroeconomic conditions, industry and market considerations for changes in the environment we operate, the competitive environment, changes in market-depending metrics, overall financial performance, and regulatory development. If we determine that a quantitative testing is appropriate, we then evaluate the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the overall fair value for the reporting unit is compared to its book value including goodwill. When determining fair value of a reporting unit, we utilize a combination of income and market approaches which consider future cash flows using various assumptions, including projection of revenue based on long-term growth rates, estimated costs and appropriate risk-adjusted discount rates. If the potential for impairment exists, in the second step, we estimate the implied fair value of the reporting unit’s goodwill, and recognize an impairment if the implied fair value of the goodwill is less than its book value.

Finite-lived assets include merchant contract portfolios, marketing alliance agreements, trademarks and internally developed software stated net of accumulated amortization or impairment charges and foreign currency translation adjustments. Finite-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that they carrying amount of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the respective asset. Estimated future cash flows for merchant contract portfolios, represented by merchant contracts acquired from third parties that will generate revenue for us, marketing alliance agreements and trademarks are based on estimates of revenue, expenses and merchant attrition associated with the underlying portfolio of merchant accounts or expected merchant referrals from our referral partners. Estimating merchant attrition involves analysis of historical attrition rates adjusted for management’s assumptions about future business closures, transfers of merchants’ accounts to our competitors, unsuccessful contract renewal and changes in our relationships with referral partners. For internally developed software, assigning estimated useful lives involves significant judgment and includes an analysis of potential obsolescence due to new technology, competition, and other economic factors.

Indefinite-life intangible assets include other trademarks and are evaluated for impairment annually comparing the estimated fair value with its carrying value. When factors indicate that long-lived assets should be evaluated for possible impairment, we assess our recoverability by determining whether the carrying value will be recovered through its future undiscounted cash flows and its eventual disposition. When the carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to the difference. The determination of fair values requires significant judgments and is subject to changes in underlying assumptions.

Our analyses during 2016 and 2015 did not indicate any impairment of our goodwill and intangible assets, and accordingly, no impairment was recorded. We believe such assets are recoverable; however, there can be no assurances these assets will not be impaired in future periods. Any future impairment charges could adversely impact our consolidated results of operations.

Income taxes

EVO LLC is considered a flow-through entity for U.S. federal and most applicable state and local income tax purposes. As a flow-through entity, taxable income or loss is passed through to and included in the taxable income of its members. Accordingly, the consolidated financial statements included in this prospectus do not include a provision for federal income taxes.

After the Reorganization Transaction and the consummation of this offering, EVO LLC will continue to be treated as a pass-through entity. EVO Payments, Inc. will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of EVO LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also make payments under the TRA, which we expect to be significant. We anticipate that we will account for the income tax effects and corresponding TRA’s effect resulting from future taxable purchases or redemptions of LLC Interests of the Continuing LLC Owners by us or EVO LLC by recognizing an increase in our deferred tax assets, based on enacted tax rates at the date of the purchase or redemption. Further, we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the TRA will be estimated at the time of any purchase or redemption as a reduction to shareholders’ equity, and the effects of changes in any of our estimates after this date will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income. We currently believe that all deferred tax assets will be recovered based upon the projected profitability of our operations, with the exception of our deferred tax assets in Germany, the United Kingdom and Ireland. We have concluded that our deferred tax assets related to net operating loss carry-forwards in Germany, the United Kingdom and Ireland are not likely to be realized and have therefore recorded a valuation allowance against their net deferred tax asset positions. Judgement is required in assessing the future tax consequences of events that have been recognized in EVO Payments, Inc.’s financial statements. A change in the assessment of such consequences (e.g., realization of deferred tax assets, changes in tax laws or interpretations thereof) could materially impact our results.

Redeemable non-controlling interests

Redeemable non-controlling interests relate to the portion of equity in a consolidated subsidiary not attributable, directly or indirectly, to us, which is realizable upon the occurrence of an event that is not solely within our control. Such interests are reported in the mezzanine section between total liabilities and member’s equity (deficit) in our consolidated balance sheets. We adjust the redeemable non-controlling interests to reflect our estimate of the maximum redemption amount against our member’s equity (deficit). Such estimate is based on the conditions that exist as of a balance sheet date, including the current fair value. Depending on the underlying non-controlling interest, fair value estimate may be based on projected operating performance and satisfying other conditions specified in the related agreements, or our stock value, and may not be what we will eventually pay for the business.

Stock-based compensation

Prior to this offering, we granted equity awards consisting of Class D units and unit appreciation awards to certain of our officers and employees under the Incentive Equity Plan and the Unit Appreciation Plan, respectively. We do not recognize stock-based compensation expense for these awards because payouts under these awards are linked to a liquidity event, including our sale or initial public offering, which is not considered probable until its occurrence.

Class D units contain certain vesting restrictions including time—based and performance—based measures. No Class D units contain solely time-based vesting restrictions. The vesting provisions of the Class D units and the unit appreciation awards are described in “Executive compensation—Equity incentive compensation—Terms of the Class D units and unit appreciation awards.” Each of our Class D units and unit appreciation awards also contains a participation threshold used to determine if a particular grant is eligible to participate in distributions connected with a sale, liquidation event, or initial public offering. Class D unitholders receive income allocations and distributions based on both vested and unvested Class D units.

This offering will not constitute a liquidity event under the Incentive Equity Plan or the Unit Appreciation Plan. However, as part of the Reorganization Transactions:

•	the vesting of any unvested Class D units will be accelerated, and each holder of Class D units is expected to exchange their Class D units for a number of LLC Interests; and

•	the vesting of any unvested unit appreciation awards will be accelerated, and all outstanding unit appreciation awards will be converted into a number of restricted shares of Class A common stock.

The number of LLC Interests and restricted shares of Class A common stock issued for outstanding Class D units and unit appreciation awards, respectively, will be determined based on the initial public offering price for shares of Class A common stock sold in this offering and the participation threshold for the applicable Class D unit or unit appreciation award. See “Organizational structure” for more information. As a result, the potential compensation expense to be recorded for these awards upon consummation of this offering is approximately $         million based on an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We will recognize non-cash equity-based compensation expense with respect to these awards in the period in which the offering is consummated.

Inflation

While inflation may impact our revenue and expenses, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. Section 102 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period is irrevocable.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an emerging growth company we choose to rely on such exemptions, we may not be required to, among other things, (1) provide an auditor’s attestation report on our systems of internal controls over financial reporting pursuant to Section 404, (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Act, (3) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (4) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply until we no longer meet the requirements of being an emerging growth company. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year (i) following the fifth anniversary of the completion of our IPO, (ii) in which we have total annual gross revenue of at least $1.07 billion or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our prior second fiscal quarter, and (b) the date on which we have issued more than $1.07 billion in non-convertible debt during the prior three-year period.

Quantitative and qualitative disclosures of market risks

Our future income, cash flows and fair values relevant to financial instruments are subject to risks relating to interest rates and foreign currency exchange rates.

Interest rate risk

We are subject to interest rate risk in connection with our long-term debt and settlement facilities, which have variable interest rates. The interest rates on these facilities are based on a fixed margin plus a market interest rate, which can fluctuate accordingly but is subject to a minimum rate. Interest rate changes do not affect the market value of such debt, but could impact the amount of our interest payments, and accordingly, our future earnings and cash flows, assuming other factors are held constant.

As of June 30, 2017, we had approximately $810.1 million of variable rate debt, none of which was subject to an interest rate hedge. As of June 30, 2017, the interest rate was at the minimum rate. However, in the future, the interest rate may increase, and we may be subject to interest rate risk. Based on the amount outstanding on our Senior Secured Credit Facilities on June 30, 2017, an increase of 100 basis points in the applicable interest rate would increase our annual interest expense by approximately $8.1 million. A decrease of 100 basis points in the applicable rate (assuming such reduction would not be below the minimum rate) would reduce our annual interest expense by approximately $8.1 million.

Foreign currency risk

We are exposed to changes in foreign currency rates as a result of our significant foreign operations. Revenue and income generated by international operations will increase or decrease compared to prior periods as a result of changes in foreign currency exchange rates.

A hypothetical uniform 10% weakening in the value of the U.S. dollar relative to all the currencies in which our revenue and income are denominated would result in an increase to pretax income of approximately $4.8 million on an annualized basis. The increase results from revenue and income earned in foreign currencies, primarily denominated in the Euro, Polish Zloty and Mexican Peso offset by foreign currency-denominated expenses, primarily the Euro and British Pound. Similarly, a hypothetical uniform 10% strengthening in the value of the U.S. dollar relative to all the currencies in which our revenue and income are denominated would result in a decrease to pretax income of approximately $4.8 million on an annualized basis. The decrease results from revenue and income earned in foreign currencies, primarily denominated in the Euro, Polish Zloty and Mexican Peso offset by foreign currency-denominated expenses, primarily the Euro and British Pound. There are inherent limitations in the sensitivity analysis presented, primarily due to the assumption that foreign exchange rate movements are linear and instantaneous. As a result, the analysis is unable to reflect the potential effects of more complex market changes that could arise, which may positively or negatively affect income.

Business

Our company

We are a global merchant acquirer and payment processor servicing approximately 450,000 merchants in North America and Europe and processing more than two billion transactions annually. We operate at the center of global electronic commerce with local operations in 10 countries, with the ability to serve 50 markets around the world through our three proprietary, in-market processing platforms that are connected by a single point of integration. We differentiate ourselves from our competitors through (1) a highly productive and scaled sales distribution network, including exclusive global financial institution referral partnerships, (2) our three proprietary, in-market processing platforms, and (3) a comprehensive suite of payment and commerce solutions. We believe these points of differentiation allow us to deliver strong organic growth, increase market share, and attract additional financial institution, technology and other strategic partner relationships.

We are one of only four global merchant acquirers and are well positioned in some of the most attractive markets worldwide, including the United States, Canada, Mexico and Europe. Our global footprint differentiates us from many of our competitors who have a limited international presence. The U.S. payments market is one of the largest markets globally, with purchase volume on credit, debit and prepaid cards reaching approximately $5.8 trillion in 2015 and expected to grow 9.7% per year over the next 10 years, according to The Nilson Report. Purchase transactions in the U.S. on credit, debit and prepaid cards were 104 billion in 2015 and are expected to grow 9.2% per year over the next 10 years, also according to The Nilson Report. The competitive dynamics of the U.S. market are changing such that SMEs are increasingly looking to adopt sophisticated IPOS systems to manage various parts of their business, including helping them accept electronic payments. In the shifting U.S. market, our scale and strategic distribution relationships with ISVs, IPOS dealers and eCommerce gateway providers further position us to succeed. Internationally, we have entered high-growth markets across Europe and in Latin America, both of which are supported by favorable sector trends such as credit and debit cards per capita that have yet to reach the penetration levels of the United States. Internationally, financial institution distribution channels are a key component of our growth strategy. Our exclusive referral relationships with leading bank partners in these regions are a barrier to entry and we believe position us to grow organically above projected industry growth rates.

Our business, both domestically and abroad, is supported by partnerships with ISVs, IPOS dealers and eCommerce gateway providers. These partnerships function by way of a technical integration between us and the third party in which the third party seamlessly passes information to our systems to streamline the merchant boarding process. We have emerged as a preferred partner for these third-party referral partners because of our ease of integration through our proprietary solutions, high merchant satisfaction levels driven by the quality of our service, the ease and speed of our boarding systems for new merchants, and our consistent and transparent approach to risk and underwriting.

Our business is also supported by long-term, exclusive referral relationships with nine leading financial institutions. In the aggregate, these banks represent more than 10,000 branch locations which actively pursue new merchant relationships on our behalf every day. These financial institutions provide us with access to their brands, significantly enhancing our credibility and recognition. We build and maintain a direct relationship with our merchants in order to control our sales, price negotiation, underwriting, boarding and support processes. We also drive growth through our extensive direct sales capabilities and relationships with ISVs, dealers and ISOs.

We are focused on delivering the products and services that provide the most value and convenience to our merchants. Our payment and commerce solutions consist of internally owned products, as well as other services that we enable through technical integrations with third-party providers. Our internally owned, value-added solutions include gateway solutions, online fraud prevention and management reporting, online hosted payments page capabilities, security tokenization and encryption solutions at the POS and online, DCC, loyalty offers, and other ancillary solutions. We offer processing capabilities tailored to specific industries and provide merchants with recurring billing, multi-currency authorization and settlement and cross-border processing. Our global footprint and ease of integration consistently attract new partner relationships, allowing us to develop a robust integrated solutions partner network and uniquely positioning us to stay ahead of major trends in each of our markets.

We operate three proprietary, in-house processing platforms, all connected via our EVO Snap solution and each supporting a different geographic region. EVO Snap provides a technical connection to our regional processing systems and a central point of integration for all third-party product partners. Importantly, our platforms allow us to address the specific needs of specific payment markets and to control the entire customer experience. In-market processing also allows us to directly address merchant and regulatory concerns regarding the flow of cardholder data and other sensitive information. Our systems also provide scale efficiencies which minimize our variable costs as merchant counts and transaction volumes increase.

We operate as an intermediary between merchants and card networks, collecting a series of fees primarily driven by the number and value of transactions processed. In addition, we generate fees for the value-added services and more advanced technology solutions that we increasingly provide to our merchants. For the year ended December 31, 2016, our revenue from continuing products increased 23.2% from the prior year to $419.2 million. Also for the year ended December 31, 2016, we reported net income attributable to the members of EVO Investco, LLC of $47.7 million and adjusted EBITDA attributable to EVO of $108.5 million, an increase of 45.3% and 30.9%, respectively, over the prior year. See “Prospectus summary—Summary historical and unaudited pro forma consolidated financial and other data” for a discussion of adjusted EBITDA attributable to EVO, as well as a reconciliation of this measure to the most directly comparable financial measure required by, or presented in accordance with, U.S. GAAP.

Our transformation

Since our founding in 1989 as an independent sales organization, we have evolved into one of the leading merchant acquirers globally. We are well positioned in some of the most attractive markets worldwide. We have consistently aligned our strategy to the shifting payments landscape with three primary objectives: (1) expanding distribution, (2) developing market-leading solutions, and (3) providing high quality service to our merchant customers. Beginning in 2012, we have leveraged our scale to significantly grow our presence in high-growth international markets, broaden our strategic distribution in the United States, enhance our technology solutions, and establish a proven, world-class management team.

Expanded into high-growth international markets

We expanded our international presence with local operations in 10 countries and today have the ability to provide processing services to clients in 50 markets worldwide. Outside the United States and Canada, we have a local presence in the Czech Republic, Germany, Ireland, Mexico, Poland, Spain and the United Kingdom. We now generate 64% of our revenue from these attractive, international markets. We have entered these markets through exclusive, long-term relationships with nine leading financial institutions. Our international markets have much stronger growth dynamics with higher overall personal consumer expenditure growth and significantly underpenetrated bankcards per capita as compared to the United States.

Broadened our strategic distribution in the United States

We developed a network of strategic and highly successful sales distribution channels to drive growth in our merchant portfolio. We made significant investments to broaden our distribution channels to include ISVs and eCommerce gateway providers, which represent some of the largest opportunities for growth in the United States. The acquisition of the EVO Snap technology created the foundation for our platform that provides merchants with access to our globally integrated products from a single connection point. In January 2017, we acquired Sterling, which provides us with a significant number of new omni-channel relationships and strengthens our position as the preferred partner to ISVs.

Enhanced our technology advantage

Through internal innovation and strategic acquisitions, we enhanced our technology solutions globally. Our three interconnected processing platforms in the United States, Poland and Mexico allow our local delivery organizations to efficiently and effectively run their applications, while leveraging the interconnectability of EVO Snap to export solutions from one market to the next. Our proprietary eCommerce gateway solution allows online merchants to leverage our global suite of products. Our integrated solution offering allows omni-channel partners to connect to our systems via a simple, single integration, giving them access to our global products and services offerings. We believe these proprietary, in-market platforms and technology solutions provide us with a unique and hard to replicate advantage in the industry and differentiate us from our competitors.

Established a proven, world-class management team

We expanded our senior leadership team to add several highly experienced payment technology professionals, including James G. Kelly, our CEO, Kevin M. Hodges, our CFO, Brendan F. Tansill, our President of North America, Darren Wilson, our President of International, and Michael L. Reidenbach, our Chief Information Officer. Our executive management team has extensive experience in developing and managing global payments companies, including developing new markets and sales distribution channels, consolidating and insourcing operations, and leading multi-cultural dispersed teams. The team has structured and managed numerous financial institution alliances providing merchant referrals on multiple continents over the past 15 years and, where appropriate, has migrated and integrated processing and operations platforms on over 30 occasions.

Industry background

Overview of the electronic payments industry

We operate in the large, highly profitable and fast growing global, electronic payments industry. According to The Nilson Report, personal consumption expenditures in the United States using cards and other electronic payments reached $5.8 trillion in 2015, and are projected to reach $11.4 trillion in 2025, representing a compound annual growth rate of 9.7%. The electronic payments industry continues to benefit from the migration from cash and checks to cards and other electronic payments, as well as intrinsic, aggregate growth in GDP in the markets we serve. This migration is being driven by consumer convenience and engagement, card issuer rewards, eCommerce, regulations and innovative payment and commerce solutions being introduced in our markets. In addition, broader merchant acceptance in industries that did not historically accept electronic payments helps to drive this migration. Merchants are taking advantage of new hardware options, such as mobile phone dongles and tablet solutions, to integrate payment processing solutions into general business applications, which reduce the cost and complexities of doing business and serving consumers. The Nilson Report expects purchase volumes on cards in the United States and Canada to grow 9.7% and 7.0%, respectively, per year from 2015 to 2025. In Latin America, The Nilson Report expects purchase volumes on cards to grow 11.1% per year from 2015 to 2025, while in Europe, they expect purchase volumes on cards to grow 13.7% per year from 2015 to 2025.

The electronic payments industry is served by a variety of providers including:

•

Card networks.    Card brand companies, such as Visa, Mastercard, American Express, Discover, UnionPay and other in-country card networks, set rules and route transactions among participants in their networks.

•	Issuers. Financial institutions that issue payment account products, such as credit and debit cards, to consumers backed by a credit line or a demand deposit account, such as a checking account.

•	Merchant acquirers. Providers like us that enable merchants to accept, process and settle electronic payments.

•

Third-party providers.    Other service, software and hardware companies that provide products and services designed to improve the payments experience for issuers, merchants, merchant acquirers and consumers, including mobile payment enablers, terminal manufacturers, payment gateway providers, ISVs, IPOS, dealers and risk management service providers.

Overview of the merchant acquiring industry

Within the overall electronic payments industry, we operate as a “non-bank” merchant acquirer. The primary role of the merchant acquirer is to facilitate interaction among various stakeholders within the payments ecosystem, including merchants, payment processors, ISOs, issuers, card networks and other providers, to facilitate the acceptance, processing and settling of electronic payments. With increasingly sophisticated demands driven by new POS technologies, each stakeholder participates in the payment transaction process and competes on various levels. Merchant acquirers can broadly be categorized into the following types:

•

Non-bank merchant acquirers.    These independent providers offer merchant acquiring solutions using their own proprietary and third-party platforms, and are capable of facilitating all elements of the payment transaction cycle, including the acceptance (i.e., authorization or rejection), processing and settling of merchant transactions. We function as a non-bank merchant acquirer.

•

Banks.    Historically, banks have been the merchant acquirers, as they marketed merchant acquiring services in combination with other commercial banking products to their customers. In the United States, however, most banks divested these services to non-bank merchant acquirers. While some banks elected to retain in-house merchant acquiring capabilities, the vast majority of U.S. banks chose to form joint ventures or referral relationships with independent merchant acquirers. Similar to the United States, this joint venture or referral relationship model has begun to reach acceptance in new markets in Europe and other regions across the world, where banks otherwise remain the predominant provider of merchant acquiring services.

•

IPOS providers.    These companies offer software and hardware solutions that enable merchants to manage various aspects of their business, including payment acceptance through separate relationships between the IPOS providers and merchant acquirers.

•

Payment service providers.    A distinction of the European market, payment service providers, or PSPs, are generally online merchant acquirers providing a variety of payment and commerce solutions, including credit card and bank-based payments such as direct debit, bank transfer and real-time bank transfer based on online banking.

•

ISOs.    ISOs typically specialize in managing a sales force that targets merchants in a specific market segment or geographic region. ISOs typically outsource most merchant acquiring back-office functions, including the processing and settling of transactions, to non-bank merchant acquirers.

•

New entrants.    These providers are primarily non-traditional and represent early stage, less established vendors seeking to offer new payment methods and devices, such as manufacturers offering electronic payment applications for their mobile or tablet devices, or healthcare organizations providing their own technology solutions for electronic payments.

Payments value chain

A typical card transaction requires a complex process involving various participants in a series of electronic messages, decisions and flow of funds. Credit or debit card processing involves a consumer or cardholder purchasing goods or services from a merchant and using a card to initiate a payment. The term “merchant” generally refers to any organization that accepts card-based payments in exchange for the goods and services they provide. Merchant acquirers such as EVO involve other participants in the process, including card issuers, cardholders, merchants, and card networks. Card networks, such as Visa and Mastercard, are independent companies that establish uniform regulations that govern much of the industry. During a typical card transaction, the merchant and the card issuer do not interface directly with each other, but instead rely on merchant acquirers who serve as the processing intermediary between the merchants, card networks and financial institutions.

Credit and debit card transaction process

A typical card transaction begins when a cardholder presents a card for payment at a merchant location and the cardholder swipes the card’s magnetic strip through, or in the case of an EMV chip inserts the card into, a POS terminal card reader. Some merchants may also have card readers that can receive cardholder information through a contactless connection with an enabled card or mobile phone. The card reader can be integrated either into a standalone POS terminal or a software application the merchant uses to manage its business. For

eCommerce transactions, the cardholder types in the card number and related information into the merchant’s website where it is collected by the website’s payment processing software. The POS terminal or software application electronically records sales draft information, such as the card identification number, transaction date and value of the goods or services purchased. After the card and transaction information is captured by the POS terminal or software, the merchant acquirer routes the authorization request through the applicable card network to the card issuer, whose systems determine whether a transaction is “approved” or “declined” based on a variety of factors, including a determination of whether the particular card is authentic and whether the impending transaction value will cause the cardholder to exceed defined limits for spending or balances. This response is then returned to the merchant’s POS terminal or software application. This entire authorization and response process is referred to as the “frontend” of a purchase transaction and typically occurs within seconds from the time the cardholder initiates the transaction.

Following the purchase transaction approval, an electronic draft capture process transfers sales draft data into an electronic format. Once in an electronic format, sales draft data is sent through the card networks for clearing and settlement, allowing the merchant to receive payment for the goods or services sold. Card networks use a system known as “interchange” to transfer the information and funds between the card issuer and the merchant acquirer to complete the link between the merchant and card issuer. This portion of the payment processing cycle is referred to as the “backend settlement” and typically occurs within 48 hours following a completed purchase transaction.

The services provided directly to merchants and associated fees to the merchant vary depending on the type of card (e.g., corporate, consumer, debit, rewards), manner in which it is used (e.g., credit/debit, eCommerce, face-to-face), merchant category, the provider’s in-house technology capabilities and the services that are outsourced to other providers. Only a few providers have the capability to provide all of these services, and even fewer can provide all of their services from an integrated platform. We are one of these providers.

Credit and debit card transaction economics

The merchant acquirer’s primary source of revenue is the “gross merchant charges” assessed against its merchant customers’ receipts. From these gross merchant charges, the issuing bank deducts its portion of the fees, known as interchange fees, from the daily settlement. The merchant acquirer is then responsible for the payment of card network fees, with the balance of the gross merchant charges being retained by the merchant acquirer for providing connectivity to the card networks, as well as converting card transactions to cash funds. The table below presents for illustrative purposes an example of the type of allocations that could occur with a $100 transaction that we process.

Industry growth opportunities

Within the merchant acquiring industry, we target high-growth segments of our existing North American and European markets, as well as new markets that we believe are poised to grow even faster as merchants and customers migrate from cash to electronic payments.

Source: Visa and Mastercard Operational Performance Data for 2016.

(1)	Total Europe only includes Mastercard.
(2)	APMEA (Asia Pacific and Middle East) also includes Central and Eastern Europe for Visa.

Electronic payments in the United States is a large and growing market. According to The Nilson Report, purchase volume on credit, debit and prepaid cards in the United States was approximately $5.8 trillion in 2015 and is estimated to reach $11.4 trillion by 2025 representing a CAGR of 9.7%. Overall electronic payments growth is expected to be driven by growth in GDP and continued shift from cash-to-card conversion.

In the United States, we focus on the SME segment, which has traditionally been the fastest growing and most profitable payments segment. Today, this segment is characterized by an accelerating shift towards IPOS systems and multi-channel solutions, displacing traditional stand-alone terminals. As merchants demand more specialized, industry-specific business management solutions, we anticipate that the number of unique ISVs and IPOS system providers will continue to grow. By being a single, value-added resource point for the entire payments ecosystem (providing “one-stop shopping” for a merchant), we believe fully integrated merchant acquirers like EVO will benefit from significant network effects, which will drive benefits to all of the participants in the system.

Consolidation among the merchant acquirers serving the United States has also resulted in several scaled players. We believe benefits to scale include lower processing costs and an increased ability to continue investing in innovative technology solutions. Based on The Nilson Report, we are one of the largest non-bank merchant acquirers in the United States.

Outside the United States, the bulk of global credit and debit card payment volume is concentrated within a few countries. Within Europe, the United Kingdom, France, Spain and Germany account for half of all credit and debit card purchase volume. The most developed countries, defined as those countries with a per capita GDP of greater than $30,000 per year, represent the most tangible, immediate growth opportunities. However, we believe the underpenetrated, developing markets (defined as developed countries where the total volume of transactions processed by merchant acquirers is less than 15% of GDP) and emerging markets offer the greatest long-term growth potential.

Internationally, credit and debit cards per capita have yet to reach the penetration level of the United States. Significant opportunities for growth exist in emerging markets should international card penetration rise closer to the level of penetration seen in the United States, and we anticipate that banks will continue marketing cards in those regions that are comparatively underpenetrated. As these regions continue to adopt card-based payments and merchants situated in these regions continue to increase acceptance, merchant acquirers with an international presence stand to benefit.

Our competitive strengths

Global footprint enables us to serve clients around the world

We have operations in 10 countries with the ability to service merchants in 50 markets around the world. Our customers include large national and multi-national corporations as well as SMEs spanning across most industry verticals. Our global merchant footprint is diversified among retail, restaurants, petroleum, government, transit and telecom, among others, providing stable and recurring revenue streams across different geographies.

We have established sales channels and relationships in large developed economies, such as the United States, Canada, and Western Europe, where the penetration of electronic payments is high. In addition, we have investments and partnerships in fast-growing developing and emerging markets with lower penetration rates of electronic payments, such as Mexico and Eastern Europe. We also operate in developed economies that have a lower electronic payment penetration rate, such as Spain, Ireland and the United Kingdom.

We believe our global footprint is a significant competitive advantage as we compete for large, multi-national clients as well as ISVs, IPOS dealers, and other partners. Large, multi-national merchants choose us because we can act as a single acquirer and processor in the markets in which they operate. Additionally, because of our global footprint, our referral relationships can reach new markets by leveraging their connection with us to access our global processing services.

Due to our broad distribution, diversified product offering, market leading omni-channel solutions, and outstanding client service, we have built very “sticky” client relationships with our merchants and referral relationships. These merchants benefit from our “one stop” product offerings, spanning from payment processing, on-boarding diligence, technology support, and secure infrastructure, to back office cash settlement. It is also costly and disruptive for merchants to switch their entire payment system because the technology is heavily embedded into the merchant’s infrastructure.

Strategic distribution partnerships with financial institutions and tech-enabled referral partners

Across Europe and Mexico, our exclusive financial institution distribution relationships represent more than 10,000 bank branches, including retail and corporate banking locations. We are highly selective in identifying optimal distribution partners, and we seek to align ourselves with financial institutions that have strong networks, a high-quality client portfolio and a trusted brand name. Following the formation of these partnerships, we provide the business with the needed investments such as introducing our sales and technology capabilities to the local market, identifying new merchant recruitment opportunities and strengthening our relationships with existing merchant clients. We have experienced significant success in all of our financial institution alliances in attracting new customers on behalf of our bank partners, frequently leveraging their brand and adding higher quality service and brand value, thus strengthening the goodwill of our bank partners with their merchant customers. We have demonstrated success in integrating and cross-selling our services to this expanded merchant customer base as well as generating new banking customers for our partners through our direct sales strategies.

We have also established deep relationships with a large network of tech-enabled referral partners including ISVs, IPOS dealers, eCommerce providers, and other membership or distribution partners that wish to offer payment processing services to their merchant customers. We believe our expertise in serving tech-enabled referral partners is differentiated and enabled by our three proprietary, in-market processing platforms and service-oriented culture. Through a single, easy integration point, partners gain access to our global processing platform and solutions. Furthermore, our commitment to customer service drives high merchant satisfaction levels and provides us with a strong reputation as a reliable and trusted partner around the world. We believe our expertise in serving tech-enabled distribution partners is a competitive advantage and will position us for continued growth.

Comprehensive suite of payment and commerce solutions

We are focused on delivering the products and services that provide the most value and convenience to our merchants. As such, we continuously survey the competitive landscape, our merchants and our experience in multiple markets throughout the world to develop products, propositions, pricing, promotions and partnering plans for each region that we believe best suits the current and future needs of each unique market. Our wide-ranging experience serving multi-national merchants in markets around the world, as well as our close relationships with major international merchants and various card networks—including Visa, Mastercard, American Express, Discover, UnionPay and other in-country card networks—uniquely position us to stay ahead of major trends in each of our markets.

We intend to maximize the number of merchants we serve in each of the markets in which we operate. To accomplish this objective, we offer a wide-ranging portfolio that contains products, services and pricing functionality that appeal to a broad range of merchants, as well as products, services and pricing solutions that are specifically designed for particular vertical markets. Our extensive product offering enables us to provide multiple solutions to each of our merchants, allowing our merchants to select a package of solutions and services that best suit their needs.

In addition, because we operate in markets around the world and have a global perspective, our proprietary, in-market processing platforms enable us to export best-in-class strategies and solutions from one market into another. Specifically, EVO Snap provides a technical connection to our regional processing systems and a central point of integration for all third-party product partners. We believe this capability differentiates us relative to our competitors. Our multi-market footprint provides scale to our product development efforts and lowers our research and development costs so we can more effectively compete for larger merchants.

Finally, everything we bring to market is designed and implemented with security as a primary requirement. Our goal is to make the acceptance of payments as worry-free for our merchants as possible. This perspective results in the development of products and services that meets or exceeds all industry and regulatory standards, making us the right choice for any merchant looking to reduce their compliance burdens.

Best-in-class technology and security

Our processing platforms are supported by full back office, security and monitoring infrastructures. Our EVO Snap product line is focused on providing a collection of integrated solution offerings which allow omni-channel partners to connect to our systems via a simple, single integration, giving them access to our platforms. This product line includes (1) a proprietary eCommerce marketplace solution that allows online merchants to leverage our global suite of products, including paperless reporting and boarding, (2) an ISV platform that offers merchants a variety of connections directly to software companies and through various IPOS dealers, and (3) a full eCommerce gateway solution that provides a comprehensive payments gateway solution. We believe this full suite of owned payment processing platforms and related solutions is unique in the industry and differentiates us from our competitors.

Providing essential financial services without interruption to merchants and bank partners is a mission-critical operation. As a result, we have invested in creating a world-class, safe and secure technology infrastructure designed to prioritize both efficiency and security. Our technology infrastructure is supported by professionals with decades of experience in operating high-volume, real-time processing systems and has been developed around state-of-the-art data centers located in North America and Europe. We have also designed our environments with the ability to redirect processing to the most appropriate operating location at any given time. This flexibility enables us to continue to offer processing services during catastrophic events and disasters that would otherwise adversely affect our clients.

In addition, we have implemented a formal program, EVO Secure, which continuously audits and refines our security toolset and procedures to ensure that we have the best possible protection in place against various security threats. This program is applied consistently across all of our operations, making it possible for us to monitor and react to alerts as quickly as possible from either of two centralized security operations centers that are staffed around the clock.

Proven management team with strong track record of value-creating acquisitions

Beginning in January 2012, we expanded our senior leadership team to include highly experienced payment technology professionals based in the United States and Europe, allowing us to successfully expand domestically and internationally. Many members of our senior leadership team have previously worked together in the industry, and have extensive experience in developing and managing a global payments company. As we have expanded our international operations, we have invested substantial resources to attract and retain experienced, executive-level talent with significant in-country experience to further develop our current markets and enter new ones.

Our executive management team has demonstrated exceptional execution capabilities around developing new markets and sales distribution channels, consolidating and insourcing operations, and leading multi-cultural dispersed teams. The team has structured and managed numerous financial institution alliances on multiple continents over the past 15 years and, where appropriate, has migrated and integrated processing and operations platforms on over 30 occasions. The team has been successful in managing complex alliance relationships with large financial institutions, which provide a significant number of merchant referrals to our business.

Our growth strategies

We believe our competitive strengths will continue to generate significant growth opportunities in our existing and new markets. We plan to grow our business and improve our operations by executing the following strategies:

Organically growing existing markets

We believe there is considerable opportunity for growth not only in new markets, but in our existing markets as well. When we initiated our international expansion plan in 2012, we methodically chose to pursue international markets that offered higher intrinsic growth as compared to the U.S. and Canadian markets. As of December 31, 2012, our operations in the United States and Canada accounted for 100% of our total revenue. Since 2012, these international operations have grown considerably, accounting for over 64% of our revenue in 2016.

Many of our international markets are less mature than the U.S. market with respect to the growth drivers of our business. Specifically, these markets exhibit higher overall personal consumer expenditure growth, provide more opportunity for cash-to-card conversion, offer more penetration of integrated and eCommerce solutions, and present upside growth opportunities with new financial institution partners.

We believe there is significant growth potential in our U.S. and Canadian markets due to share shifts from technological advancements in the electronic payments industry. Our focus stems from integrated payments and eCommerce solutions, which currently comprise a significant portion of our business. These solutions currently enjoy a premium growth rate to the traditional POS systems, and we expect this trend to continue for the foreseeable future.

To continue growing our merchant base we focus primarily on the following strategies:

•

Supporting our existing portfolio and adding new customers.    Our existing distribution partners currently service merchants that do not utilize our services, which presents new business opportunities within these existing relationships.

•

Introducing our comprehensive, global set of payment and commerce solutions to our existing markets.    With industry leading products and services, such as our proprietary DCC technology, our state-of-the-art integrated platform as well as our eCommerce gateway solution, we believe we are uniquely positioned to enable our distribution partners to offer their merchants the broadest product offering in the market.

•

Leveraging our global infrastructure to ensure efficiency and competitiveness.    As a result of having a single proprietary integrated platform, we are able to efficiently manage, update and maintain our technology, increase capacity and speed and realize significant operating leverage.

•

Customizing solutions to meet in-market needs.    We cater our products and services to meet the needs of our local customer base and partners. We also enable our systems to utilize local alternative payment mechanisms that are required in particular markets, such as Blik in Poland and Paydirekt in Germany.

By implementing these strategies, we believe we will increase adoption of our current payment and commerce solutions, continue to grow our merchant base and enable our partners to offer their merchants the broadest set of solutions in the market.

Expanding our global footprint

Our partnership strategy has been a source of significant growth, and we believe it will continue to facilitate growth in the future. Since 2012, we have established nine exclusive bank partnerships in seven countries. While we have made meaningful headway in penetrating new markets, we believe considerable opportunities remain in both establishing additional partnerships in our current markets, as well as entirely new markets around the world.

This strategy drives us to expand into select international markets that we believe present attractive investment opportunities for long-term, sustainable merchant growth, as supported by factors such as:

•	low penetration of cards-per capita among consumers;

•	high volume growth supported by cash-to-card conversion;

•	regulatory initiatives implemented with an aim to accelerate card acceptance among merchants;

•	less differentiated competitive landscape, given the prevalence of bank-owned acquiring businesses;

•	increased adoption of integrated point-of-sale, eCommerce and omni-channel technologies;

•	embedded distribution through partner retail branch footprint; and

•	ability to launch our global tool set and high-quality, customer-centric services globally to accelerate end-market growth and acceptance penetration.

We generally enter new markets by creating distribution partnerships with leading financial institutions that possess a high degree of market knowledge, brand recognition and a large distribution network. These distribution partnerships enable us to access a diverse group of merchants and expand the reach of our products and services. In determining which markets to enter, we evaluate a wide range of factors, including the reputation of our potential bank partner, the size of the domestic economy, card usage penetration, growth prospects, profitability, commerce and technology trends, regulatory and other risks, required investments, management resources and the likely return on investment.

Broadening our distribution network

We aim to grow our business and broaden our global reach by generating new distribution relationships that add merchants to our portfolio. We reach new merchants primarily through our direct sales force and referral relationships. Our focus is to build these relationships across all channels, including financial institutions, software vendors, POS dealers, gateway providers and agents. In addition to developing these growth channels, we are able to leverage our infrastructure, both in servicing our existing markets and in expanding to new markets. For example, we have introduced EVO Snap into our European operations, extending our ability for merchants to tap into EVO Snap as a single, global integration platform. We also have the ability to support U.S.-based IPOS dealers and distributors as they enter new markets. We plan to continue to broaden our distribution network by identifying and securing new distribution opportunities within both our existing markets and future markets.

Growing and enhancing our innovative payments and commerce solutions

We believe our innovative payments and commerce solutions represent one of our competitive advantages. We have made significant investments in both technology and personnel, through strategic acquisitions and internal development, to propel our product innovation forward. In order to continue to expand our competitive advantage, we believe we must continue to offer our customers state-of-the-art products and services. Through a combination of building products organically, partnering with leading technology innovators and selectively pursuing acquisitions, we are constantly driving innovation to enhance our products and services.

We have invested significant resources in both technology, as well as personnel, to propel our product innovation forward. Through acquisitions and internal development, we have invested heavily in supporting a diverse network of integrated point of sale providers, ISVs and POS dealers. These investments have allowed us to expand our ability through our proprietary processing platforms to support the software community in all markets where we operate, including POS, mobile, and eCommerce developers, with the tools necessary to develop a broader suite of multi-channel, multi-service solutions needed to serve our worldwide base of merchant customers. This distribution-centric strategy has created our key, global technology solution, in which software developers can integrate and we can sign up IPOS providers as strategic distribution partners.

Capitalizing on our operating leverage

Our focus on cost optimization is a part of our culture that allows us to pursue other growth strategies. The deep industry and operating expertise of our management team enables us to identify opportunities to improve the operating efficiencies of our technology, product and operations infrastructure. With in-house processing solutions and proprietary internal systems in North America and Europe, we have significant operating leverage as we grow overall volumes and transactions. With each newly acquired business, we utilize this infrastructure to optimize costs and efficiencies. Through the support and reporting of our global systems, we eliminate redundancies and improve operating efficiencies post-acquisition.

Our sales and distribution network

We have developed a network of highly successful sales distribution channels to drive growth in our merchant portfolio. We continue to make strategic investments in new products and distribution strategies, and then seamlessly introduce these assets to our global markets, as a central underpinning of our growth strategy. These proven sales distribution channels consist of both omni-channel and direct sales channels.

Through our diverse group of sales channels, we target merchants across a wide variety of industries and sizes. Through our network of omni-channel relationships, we target SME merchants who desire an IPOS solution for their physical locations and/or eCommerce capabilities for online sales. We also target larger business-to-business merchants with our differentiated product offering. In the direct sales channel, we target SME merchants via referrals from our financial institution and other partners. We are also able to utilize our direct sales force to target these merchants. We also target large merchants through a coordinated sales approach with our financial institution partners.

Omni-channel

Integrated payment solutions

Over the past three years, we have invested in an infrastructure that allows IPOS providers to offer multiple integrated payment solutions to merchants throughout the markets we serve. For example, software developers can access a simple yet powerful connection point through our EVO Snap platform that allows them to fully leverage their integrated solutions by connecting to all of our processing platforms—thereby expanding their reach to include merchants in all of our geographic markets. Our EVO Snap platform is fully EMV enabled and provides an extensive menu of advanced features to our current and prospective IPOS partners, including tokenization, point-to-point encryption and real-time fraud scoring. We believe this platform also allows us to deliver outsized value to our merchants by providing them with access to a broad range of industry-specific business management software tools at the POS (e.g., inventory management, advanced accounting functions and real-time promotions), even if the software vendor that created the tool is located half a world away. Without EVO Snap, a merchant would have to hire a third party to develop and maintain the software necessary to integrate the merchant’s POS system with a merchant acquirer to enable the merchant to accept card payments.

In January 2017, we further invested in our omni-channel solution by acquiring Sterling, providing us with both a portfolio of existing IPOS merchants and hundreds of IPOS and dealer partners in the United States. These IPOS and dealer partner relationships provide yet another channel through which we can market our payment processing services to merchants who rely on our IPOS and dealer partners for a broad array of technology-driven business solutions, including payment solutions.

*	Application programming interfaces, or APIs, are interfaces that allow software programs to interact with each other. Software Development Kits, or SDKs, are sets of tools that can be used to develop software applications targeting a specific platform.

With the Sterling acquisition, we are able to partner with integrated payments companies directly or through dealer relationships. Dealer relationships are important as they enable us to access multiple IPOS companies through a single relationship. In both models, we provide a common interface to connect our payment processing infrastructure to the IPOS’s software application. In return for providing us with merchant referrals, the IPOS company and/or dealer earns a commission based on the revenue being generated.

We believe that as merchants continue to seek POS capabilities coupled with other integrated value-added services, the flexibility that we offer to quickly adapt to address these needs is and will be a compelling value proposition that differentiates our offerings from those of our competitors.

Our integration solutions offering also includes our business-to-business offering where we target larger merchants operating in this space. By using our proprietary processing platforms, we can offer various interchange management and reporting solutions specially created for these larger merchants.

eCommerce

Our eCommerce channel continues to provide, what we believe to be, substantial global growth opportunities. This sales channel revolves around a highly customized lead management, boarding and risk management software tool that accepts leads from integrated referral partners, allows online boarding of eCommerce merchants and manages transaction risk in real-time. Our domestic and multinational gateway partners refer merchant customers, the majority of which then board merchants utilizing our eCommerce boarding tool. The eCommerce channel accounts for a significant portion of our U.S. business and has also been successfully deployed in our European operations. Similar to the replication of our direct sales strategy, we expect this channel to grow as it is deployed across international markets, especially as those markets experience further penetration and growth in eCommerce transactions. Owning our own eCommerce gateway capability allows us to directly control our own direct processing capability to multi-channel, omni-channel or eCommerce-only merchants through our other sales channels. We believe the eCommerce market will continue to grow and are well positioned to capitalize on this macro trend.

Direct sales

Financial institutions

For many banks, the merchant acquiring business is considered a necessary but “non-core” function. Accordingly, a bank’s acquiring business is less likely to receive the same strategic focus, including financial investment that “core” bank functions receive. Since we are a mono-line merchant services provider, our sole focus is to provide dedicated investment and strategic focus in meeting the needs of the merchant acquiring market. We thus serve as a valuable strategic partner to ensure the banks’ merchant customers are offered a full state-of-the-art suite of payment processing solutions and the success of our financial institutions sales channels reflect that focus.

Through our current financial institution referral relationships, we have succeeded as a result of concentrated efforts embracing increased focus, enhanced products and services, new sales distribution and increased bank referrals. Since 2012, we have established long-term, exclusive partnerships with leading international financial institutions, including partnerships with Deutsche Bank, Deutsche Postbank, PKO Bank Polski, Bank of Ireland, Raiffeisen and Citibanamex.

Direct

We have a 25-year history of operating as a direct sales organization, having earned our customer relationships by aggressively and creatively pursuing the market and retaining relationships through excellent customer service leading to high customer satisfaction and retention rates. We view our direct sales force as complementary to our financial institution channel, as we expect our direct sales force to generate new merchant opportunities in addition to leads outside of the referrals coming from our various partners. This additional direct channel benefits our financial institution partners as we regularly refer new banking business to them through us successfully recruiting merchants who are not customers of our bank alliance partners.

The direct sales channel has more recently proven beneficial in the support of our integration solutions channel. We can offer our sales distribution channels to our integration solutions partners, effectively extending their sales reach by actively recruiting merchants directly ourselves on their behalf as well as cross selling their services to our customer base, creating win-win marketing solutions and stickier merchant and partner relationships.

As we have expanded internationally, we have exported our expertise in this channel and extended our direct sales capabilities into Ireland, the United Kingdom and Mexico, using tools and sales practices developed in the United States.

Partner sales channel

Domestically and internationally, and across multiple markets, we partner with traditional independent feet-on-the-street agents, ISOs, payments service providers and other partners. These partners allow us to further penetrate niche segments, verticals, geographies or selected strategic markets and broaden our merchant base without incremental investment obligations or any cannibalization of our financial institution partner relationships. While most of our relationships are commercial partnerships, in select situations we retain an equity stake in a partner. Historically, we invested in ISOs and received controlling or non-controlling interests in the companies in exchange for a processing relationship with the ISOs.

Our products and services

We offer a comprehensive portfolio of card-present and card-not-present payment solutions for a variety of industry types and business sizes to facilitate merchants accepting credit, debit, prepaid, and other alternative payment types. The spectrum of solutions includes EMV, chip and signature enabled POS terminals, virtual POS terminals for desktops, mobile acceptance and mobile point-of-sale, or mPOS, solutions for mobile devices and tablets, online hosted payments and PSP for card-not-present bankcard, direct debit and alternative payment scheme processing. We also offer value-added solutions such as online fraud prevention and management solutions, online hosted payments page capabilities, gateway solutions, security tokenization and encryption solutions at the POS and online, DCC, and loyalty offers, among others. Other industry-specific processing capabilities are also in our product suite, such as recurring billing, multi-currency authorization and settlement and cross-border processing.

Our solutions enable merchants of all sizes to accept and settle cards, ACH, closed loop gift, pre-paid, security services and other payment capabilities. This spectrum of solutions includes:

•	EMV chip, magnetic swipe readers, contactless, chip and signature, chip debit and gift services for hardware terminals;

•	Our mPOS solutions and services for integrators and merchants for global processing;

•	a variety of eCommerce solutions including hosted payments, payment link, shopping cart-plug-ins & gateway/PSP products;

•	comprehensive real-time digital and signatureless merchant boarding systems (from application to merchant processing);

•	market-specific business models for partners, including PSP and referral programs; and

•	online reporting systems for partners, integrators and merchants providing access to our platforms worldwide.

In addition, as a merchant acquirer, we provide in-house customer service, with in-market call centers, as we believe customers need to be served locally in market. We have developed a consolidated shared services operational capability, for back-office services, including credit underwriting, risk, chargebacks, and terminal deployment and repair. Our capabilities also include a regionally based merchant boarding system, risk management and ISV technology development centers, supporting North America and Europe.

Our diverse offerings are supported by our two unique underlying global products, EVO Snap and our proprietary customer relationship management solutions. EVO Snap is a highly customized technology platform that allows merchants to easily access our products in all of the markets we service with one single integration, including both core (settlement and authorization) and value-added (ACH, Level 3 processing, DCC) services in many of the markets in which we operate. The platform is fully EMV compliant, a critical component as the United States continues to adopt this international system, which is already fully operational in Europe. Merchants and partners benefit from a single global certification and common interface in North America & Europe, a key feature for retail and eCommerce merchants and referral partners with a global customer base. This common API allows ISVs and developers to seamlessly integrate to the platform and access all of its new features.

Our global customer relationship management, or CRM, solutions enable all merchants, whether they are recruited through our financial institutions, direct sales or partner channels, to be seamlessly managed from lead to live, through these state of the art tools. We enable all partners and agents access to the tools, to ensure effective customer lifecycle management, as well as enabling all relevant customer details, commercial terms and contracts to be processed entirely digitally, thus streamlining the boarding and management of customers and complementing our digital payment product and service strategy.

Technology

Providing payment and commerce solutions to merchants of all types has become increasingly dependent upon a strong foundation of secure and flexible technology as the rate of innovation has increased dramatically. We have designed our technology, platforms, applications and networks with a singular focus in mind—to provide the products and services our merchants want in the most secure, efficient and effective manner possible. Underpinning this focus is a worldwide team of professionals from multiple disciplines, all dedicated to continuously improving our service levels while expanding our offerings to merchants across the various regions in which we operate.

Systems

Our philosophy is to own and operate our technology to the maximum extent possible. We believe that this approach provides us with the flexibility to emphasize the markets, products and services that are most in demand by our customers, while enabling us to easily differentiate ourselves from our competitors. In many markets, we provide leading-edge solutions that merchants are unable to obtain from other sources, and we constantly seek opportunities to leverage successful products, services, platforms and applications across all of our markets—providing a broad, consistent experience for our multinational and inter-regional customers.

We believe that a key success factor for our technology is its ability to scale efficiently. This ability is built into our technology infrastructure, and we continuously monitor both our current capacity and our forecasted volumes to ensure that we maintain the ability to process any peak volumes that our customers could generate.

Additionally, our footprint enables us to adapt to new opportunities and challenges alike in a manner that many of our competitors are unable to match, due to their geographically limited reach. Our technology developers partner with local business leaders in key markets and work to uncover untapped or underserved possibilities and develop them, helping to ensure that the products and services we offer best meet the unique needs of our merchants in each region throughout the world.

Platforms

We operate three separate processing platforms located in Poland, the United States and Mexico. These three platforms are all designed with resiliency and security in mind, and they are all managed locally with centralized oversight to maintain consistency of delivery. These three processing platforms share a common CRM for boarding, a common reporting infrastructure and are all accessible in a consistent manner due to their integrations to our EVO Snap platform.

Our infrastructure is comprised of platforms that have been validated and rigorously tested, while being based upon the most recent technologies and architectural concepts available in the marketplace. Our design engineers are focused on providing environments that our delivery organizations can rely upon to operate their applications in the most efficient and effective manner possible, and our computer operations group monitors our entire platform infrastructure from our command centers located in Europe and North America. This monitoring enables us to plan our delivery capacity efficiently and accurately, resulting in an extremely high focus on service availability levels for our customers. At any time of day or night, dedicated resources split across two continents are immediately capable of responding to any potential issue or event—whether natural or man-made. We regularly shift processing loads between our multiple regional data centers to minimize any possibility of negatively impacting our merchants or their downstream customers—a capability that is even more critical now in the age of round-the-clock eCommerce processing.

Applications

We utilize a combination of proprietary and commercial applications in line with our philosophy of using technology as a key differentiator from our competitors. Many customer-facing products and services, from boarding to billing, are applications created or acquired by us, while our core processing engines are a mixture of internal and commercial applications selected for their capabilities and industrial strength. Each application undergoes continuous review and testing—to ensure that it meets the needs of our customers while maintaining the highest standards of security and availability, and we have delivery teams distributed across our various markets that are experts in providing for the unique needs of each merchant population. This focus results in a portfolio of products and services that collectively provides merchants across the world with the ability to accept the broad range of payment types that customers demand, along with advanced data analytics and reporting options to make managing their businesses as seamless as possible. In all cases, we look to provide the best available functionality to all of our merchants all of the time.

We have also developed an extensive set of proprietary interfaces that enable our partners to integrate with our systems in multiple ways. Each partner can select the options that best meet their needs and capabilities.

Networks

We manage our own network with the help of leading telecommunication partners in each of our markets. This network enables us to provide secure communications for our merchants in whatever form they desire—whether via a dedicated phone line, a wireless connection, a cellular provider, a fixed circuit or the Internet. A critical dimension of this service is the fact that we provide multiple, locally-based options to all of our merchants, so they can process with the confidence that they are using well-known, familiar providers in the most cost-efficient manner possible. Our proprietary encryption offerings, coupled with our diverse security options, allow us to partner with small and large corporate merchants alike—and that each can be confident in knowing that we are offering quality solutions to suit their needs.

Security

We have developed and implemented a formal program, EVO Secure, to address threats to our merchants and our collective infrastructures. This multi-layered program, headed by a team of dedicated security professionals, ensures that we evaluate, protect against, monitor and react to potential threats in a consistent manner across our global network. We extend our security knowledge and programs to our merchants and partners, to ensure a common and mutually coordinated approach to data security. We also collaborate with local, national and international law enforcement, industry experts and cyber threat specialists to leverage the most recent intelligence and best practices concerning potential threats to the financial ecosystem. EVO Secure is supported by two in-house security operations centers—dedicated facilities with round-the-clock staffing that are empowered to react quickly to any perceived threats to our systems, networks or data.

Our markets

Most recently, we have significantly grown our international operations and currently operate in North America and Europe, with the ability to provide processing services to merchants in 50 markets around the world.

North America

In 2016, our North America segment, which includes our operations in the United States, Canada and Mexico, processed more than 750 million transactions. We believe the changing trends in payment technologies, including the adoption of more integrated payment solutions will continue to drive growth in this market, in addition to the ongoing cash-to-card conversion.

Card penetration in the United States and Canada is among the highest in the world. The largest growth opportunity is arising from the shift to omni-channel payment solutions. This includes integrated solutions and eCommerce, as merchants are making an effort to enhance the payments experience for their customers. Merchant acquirers are pursuing this channel by signing specialized, integration solution companies that focus on high-growth, niche markets with an emphasis on frictionless boarding, underwriting and quality risk monitoring. We have been particularly active in this market, including the development of our EVO Snap platform, through which we provide our partners integrated solutions with a single connection point that is fully integrated with our front end, authorization systems. EVO Snap, along with other innovations in our omni-channel products, has been accretive to our growth in North America. In addition, the Sterling acquisition in 2017 provided us with a significant number of new omni-channel relationships.

We believe that the merchant acquiring market in Mexico represents a very attractive growth opportunity. As overall card penetration continues to increase, we believe we will enjoy outsized benefits because of our status as the only scaled independent acquirer in the market. We see significant opportunity to differentiate from our competitors, which is principally comprised of financial institutions which see acquiring as a tertiary product necessary to attract core banking business. This adoption trend is being accelerated by various government efforts to promote electronic payments in order to reduce crime, increase tax collections and reduce the share of cash in the domestic economy.

Europe

In 2016, through our offices located in Germany, Spain, Poland, Ireland, the United Kingdom and Czech Republic, as well as supporting merchants in France, Austria, Italy, the Nordics and many central and eastern European countries, we processed over 1.3 billion transactions.

The European merchant acquiring market has certain unique structural characteristics including self-sponsoring with the major card schemes, penetration of local debit versus international debit/credit, terminal-centric SME markets, pooled in-country processing with competitors, and a bank-centric acquiring model which we believe provide us with future opportunities for growth. In addition, the European market has undergone significant regulatory changes in the last few years that will likely reshape the acquiring landscape and accelerate the shift to mono-line acquirers like us.

We believe these factors, our positioning across Europe, the organic cash-to-card conversion in many markets and the opportunity to launch new products and services at the early stage of merchant adoption of market innovations such as gateway integrations, ISV solutions and omni-channel products, provide significant opportunities for existing in-market growth coupled with future investment opportunities in adjacent countries.

Europe’s payment infrastructure was largely built upon local card networks (debit) versus the credit model of the United States (i.e., Visa and Mastercard). In 2015, the EU and the two major international card networks agreed to a comprehensive interchange reform of their historical EU cross-border pricing schedule. This change, once enacted, lowered domestic and cross-border international credit and debit interchange rates across Europe. This action proved to be a catalyst to cause the local in-country debit schemes and banks to lower interchange rates generally to levels at or below the new cross-border interchange rates as a defensive move to protect their customer base. This “leveling of the playing field” for acquiring across all EU markets, will now allow further seamless cross-border international credit and debit acquiring. It will also cause the local in-country schemes to evolve or face elimination in the face of direct competition from the two dominant international card networks. We believe this likely market shift provides us with the opportunity to leverage our existing technology and product infrastructure across the EU without the burden of certifying to the myriad of local EU schemes. Prior to this legislative change, an acquirer would have needed to invest significant time and resources to certify to all in-country debit networks to offer ubiquitous acceptance to merchants. While still in the very early stages, we anticipate this shift to be a positive, long-term change for the EU market.

Many financial institutions across Europe entered the acquiring business decades ago by pooling their capital with their direct in-country bank competitors to set up “captive” shared processing businesses. These businesses were generally owned by the same banks which utilized the processor services, and the processors were therefore designed to provide each of the owners/users with common card issuing and merchant acquiring processing solutions. While financially efficient and initially successful, over time this structure has caused a dearth of innovation and investment in payments generally. As such, the banks find themselves with limited differentiating solutions given the evolution of their local markets and now face stiffening competition from cross-border mono-line acquirers. Our European-based platform, coupled with an array of market leading payments products, including omni-channel solutions for all of our operating markets, allows our partners and customers to access these solutions as part of our long-term exclusive relationships.

We are an authorized Payments Institution, or PI, under the European Payment Services Directive of 2007, which enables non-financial institutions to participate in the payments industry provided they can meet the regulatory requirements of the licensing jurisdiction’s regulators. We currently hold PI licenses in two markets, Germany and Spain, which enable us to operate as a direct member of the payment card networks. In some markets outside the EU, applicable regulations and the local and international networks generally require non-financial institutions similar to us to be sponsored by a bank to become an acquirer. The ability to participate in the EU payments industry with direct licenses and without the requirement for third-party sponsorship provides us with greater flexibility and control of our European business, especially given the forthcoming EU membership and regulatory changes.

Our acquisition history

In 2012, we initiated an international expansion strategy to extend our footprint beyond our two existing markets, which were then the United States and Canada. Our focus with the expansion strategy has been primarily to acquire the existing merchant portfolios of market-leading financial institutions, and concurrent with the acquisition, to establish long-term exclusive referral relationships.

Our first expansion outside of North America was the acquisition of Deutsche Card Services, or DeuCS, formerly the merchant acquiring unit of the Global Transaction Banking, or the GTB, division of Deutsche Bank, based in Cologne, Germany. In conjunction with the DeuCS acquisition, we obtained our first PI license and became a principal member of Visa and Mastercard, enabling us to process in 47 markets. As part of the transaction, we entered into a ten-year exclusive marketing alliance with Deutsche Bank in which the GTB division exclusively refers current and prospective banking customers to us for merchant services across Europe. Immediately subsequent to the DeuCS transaction, we expanded our partnership with Deutsche Bank to include the United States through the execution of a second, long-term referral agreement.

Following our acquisition of DeuCS and alliance with Deutsche Bank, we increased our international footprint by executing a number of additional transactions, which yielded long-term, exclusive partnerships with various leading financial institutions in Europe and North America.

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Spain:    In October 2013, we acquired a 50% interest (and operating control) in the merchant acquiring business of Grupo Banco Popular (one of the largest banks in Spain). In connection with this transaction, we entered into a ten-year exclusive referral relationship with Banco Popular. In December 2015, we acquired Banco Popular’s residual 50% ownership interest and extended the referral relationship for five additional years, until 2028. We operate as a PI in Spain and use the brand “Popular Payments”, leveraging the bank’s well-known Banco Popular brand. In June 2017, Banco Popular was acquired by Banco Santander SA. Following the acquisition, we believe our referral relationship remains in full force and effect.

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Poland:    In December 2013, we acquired a 66% interest in eService, the merchant acquiring and payment processing subsidiary of PKO Bank Polski, the largest bank in Poland. We entered into a 20-year exclusive referral relationship with PKO Bank Polski. The alliance retains the “eService” brand, leveraging the strong ten year old brand name synonymous with PKO Bank Polski in Poland. Critically, the acquisition of eService provided us with a European-based in-house processing infrastructure with sufficient scale to service all of our merchants in Europe, and all of our European operations are now processing on the eService platform. This acquisition proved essential to our growth given changes in data privacy laws throughout the EU which enhanced the benefits of having processing capabilities located within Europe.

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Ireland / Northern Ireland:    In September 2014, we established a seven-year exclusive referral relationship with the Bank of Ireland. The Bank of Ireland is the largest bank in Ireland, with approximately 40% market share across all product categories. The alliance has been branded “BOIPA”, for “BOI Payment Acceptance”, leveraging the bank’s 230-year history as the leading financial institution in Ireland.

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Germany:    In July 2015, we acquired 100% of the merchant acquiring subsidiary of Deutsche Postbank in Germany. In conjunction with this transaction, entered into a five-year exclusive referral relationship with Deutsche Postbank.

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Poland, Czech Republic:    In August 2015 and February 2016, we acquired, through our 66% interest in eService, 100% of Raiffeisen’s merchant acquiring assets in each of Poland (Raiffeisen Polbank) and the Czech Republic (Raiffeisenbank), respectively. Similarly, we entered into ten-year exclusive referral relationships with both financial institutions. The alliances operate under the “REVO” brand with Raiffeisen, using the bank’s color scheme to show and create operating synergies aligned with the strong Raiffeisen name.

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Mexico:    In August 2015, we acquired 100% of the merchant acquiring business of Citibanamex, which is Mexico’s second largest bank and a subsidiary of Citigroup. In conjunction with this transaction, we entered into a ten-year exclusive referral relationship with Citibanamex. The alliance is branded “Servicios de Pago Citibanamex”, again leveraging strong brand affinity of the bank in Mexico.

In addition to establishing the above bank partnerships, we acquired 100% of Intelligent Payment Gateway, a European-based gateway provider, in December 2016. This acquisition reduces our dependence on third-party gateways in Europe and provides an additional solution for our European sales teams to offer.

We also acquired Sterling in January 2017. This acquisition strengthened our integrated solutions channel in North America by adding hundreds of new referral relationships and thousands of merchants. We intend to export Sterling’s capabilities to our other markets to continue to drive growth.

Competition

We believe the primary competitive factors in our markets are trust, brand, data security, product features and functionality, strength of financial institution partnerships, technology, price, and servicing capability.

We compete with a variety of merchant acquirers that have different business models, go-to-market strategies and technical capabilities in the markets in which we operate. Our competitors range in both size and geographic reach. In the United States and Canada, we compete with independent merchant acquirers including First Data, Global Payments, Vantiv, TSYS, and many others, in addition to financial institutions that provide acquiring and processing services on their own, including Chase Paymentech Solutions and Elavon (a subsidiary of U.S. Bancorp). We also face competition from ISOs that resell products of independent merchant processors, as well as earlier stage IPOS providers. In Europe (excluding the United Kingdom) and Mexico, financial institutions remain the primary providers of payment processing services to merchants, although outsourcing is becoming more prevalent. In the United Kingdom, we compete primarily with Worldpay, Barclaycard, Global Payments, First Data and Elavon.

Our broad and differentiated product offerings, service proposition, pricing and distribution strategies in our geographically diverse markets, drive our ability to compete effectively through the acceptance and use of our payment and commerce solutions by merchants. We specifically focus on the primary customer needs of speed, reliability and reconciliation, ensuring that at a minimum, our systems, solutions, products and service models are designed to put these minimum customer expectations at the top of the priority list.

Intellectual property

Our products and services utilize a combination of proprietary software and hardware that we own and license from third parties. Our owned intellectual property is protected by federal patent, trademark, trade secret, and copyright law, as well as state trade secret laws. We generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including entering into non-disclosure and confidentiality agreements with both our employees and third parties.

As of June 30, 2017, we had one patent application pending related to our EVO Snap product. In addition, we own a portfolio of trademarks in multiple jurisdictions around the world, including for our primary mark, EVO Payments International.

Regulatory

Various aspects of our service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. Certain of our services also are subject to rules promulgated by various card networks and banking and other authorities as more fully described below.

The Dodd-Frank Act

In July 2010, the Dodd—Frank Act was signed into law in the United States. The Dodd-Frank Act has resulted in significant structural and other changes to the regulation of the financial services industry. Among other things, Title X of the Dodd-Frank Act established a new, independent regulatory agency known as the Consumer Financial Protection Bureau to regulate consumer financial products and services (including some offered by our customers). The CFPB may also have authority over us as a provider of services to regulated financial institutions in connection with consumer financial products. Separately, under the Dodd-Frank Act, debit interchange transaction fees that a card issuer receives and are established by a payment card network for an electronic debit transaction are now regulated by the Federal Reserve and must be “reasonable and proportional” to the cost incurred by the card issuer in authorizing, clearing, and settling the transaction. Effective October 1, 2011, the Federal Reserve capped debit interchange rates for card issuers operating in the United States with assets of $10 billion or more at the sum of $0.21 per transaction and an ad valorem component of 5 basis points to reflect a portion of the issuer’s fraud losses plus, for qualifying issuers, an additional $0.01 per transaction in debit interchange for fraud prevention costs. In addition, the new regulations contain non-exclusivity provisions that ban debit card networks from prohibiting an issuer from contracting with any other card network that may process an electronic debit transaction involving an issuer’s debit cards and prohibit card issuers and card networks from inhibiting the ability of merchants to direct the routing of debit card transactions over any network that can process the transaction. Beginning April 1, 2012, all debit card issuers in the United States were required to participate in at least two unaffiliated debit card networks. On April 1, 2013, the ban on network exclusivity arrangements became effective for prepaid card and healthcare debit card issuers, with certain exceptions for prepaid cards issued before that date.

Effective July 22, 2010, merchants were allowed to set minimum dollar amounts (not to exceed $10) for the acceptance of a credit card (while federal governmental entities and institutions of higher education may set maximum amounts for the acceptance of credit cards). They were also allowed to provide discounts or incentives to entice consumers to pay with an alternative payment method, such as cash, checks or debit cards.

Association and network rules

We are subject to the rules of Mastercard, Visa, INTERAC and other credit and debit networks. In order to provide processing services, a number of our subsidiaries are registered with Visa or Mastercard as service providers for member institutions. Various subsidiaries of ours are also processor level members of numerous debit and electronic benefits transaction networks or are otherwise subject to various network rules in connection with processing services and other services we provide. As such, we are subject to applicable network rules. Card networks and their member financial institutions regularly update and generally expand security expectations and requirements related to the security of cardholder data and environments. We are also subject to network operating rules promulgated by the National Automated Clearing House Association relating to payment transactions processed by us using the Automated Clearing House Network and to various state federal and foreign laws regarding such operations, including laws pertaining to electronic benefits transactions.

Financial services regulations

As a result of the implementation of the Payment Services Directive (2007/64/EC) in the European Union, a number of our subsidiaries in our European segment hold a PI license which allows them to operate in the European Union member states in which such subsidiaries do business. As a PI, we are subject to regulation and oversight in the applicable European Union member states, which includes (amongst other obligations) a requirement to maintain specified regulatory capital and adhere to certain rules regarding the conduct of our business. In July 2013, the European Commission proposed legislation in two parts, covering a wide range of proposed regulatory reforms affecting the payments industry across the European Union. The first part was a European Union-wide regulation on interchange fees for card-based payment transactions, which we refer to as the Interchange Fee Regulation. The Interchange Fee Regulation (2015/751) was published in May 2015 and entered into effect in June 2015. The second part consisted of a recasting of the Payment Services Directive. The European Commission’s PSD2 proposal has been considered by the two other main European Union legislative institutions, the Council of the European Union and the European Parliament. The Council of the European Union published its final compromise proposal on the PSD2 in June 2015 and the PSD2 entered into force in January 2016 and will replace the current Payment Services Directive in January 2018.

Further, several of our international subsidiaries provide services that make them subject to regulation by local banking agencies and other regulatory authorities.

Privacy and information security regulations

We provide services that may be subject to various state, federal, and foreign privacy laws and regulations, including, among others, the Financial Services Modernization Act of 1999, which we refer to as the Gramm-Leach-Bliley Act, and Directive 95/46/EC, and the Personal Information Protection and Electronic Documents Act in Canada. These laws and their implementing regulations restrict certain collection, processing, storage, use, and disclosure of personal information, require notice to individuals of privacy practices, and provide individuals with certain rights to prevent use and disclosure of protected information. These laws also impose requirements for the safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. Certain federal, state and foreign laws and regulations impose similar privacy obligations and, in certain circumstances, obligations to notify affected individuals, state officers or other governmental authorities, the media, and consumer reporting agencies, as well as businesses and governmental agencies, of security breaches affecting personal information. In addition, there are state and foreign laws restricting the ability to collect and utilize certain types of information such as Social Security and driver’s license numbers. In February 2013, the European Commission proposed additional European Union-wide legislation regarding cyber security in the form of the proposed NIS Directive. The NIS Directive was adopted by the European Parliament in July 2016 and entered into force in August 2016. The NIS Directive provides legal measures intended to boost the overall level of cybersecurity in the EU by ensuring: (1) Member States’ preparedness by requiring them to be appropriately equipped, for example, via a Computer Security Incident Response Team and a competent national NIS authority; (2) cooperation among all the Member States, by setting up a cooperation group, in order to support and facilitate strategic cooperation and the exchange of information among Member States; and (3) a culture of security across sectors vital to the EU’s economy and society, including banking, financial market infrastructures and digital infrastructure.

As a processor of personal data of EU data subjects, we are also subject to regulation and oversight in the applicable EU Member States with regard to data protection legislation. The existing Data Protection Directive, contains various obligations on the processing of personal data in the EU including restrictions on transferring personal data outside of the EU to countries which have not been recognized as having adequate data protection standards, unless specific conditions are met. Our EU operations are currently operating in accordance with these standards. In May 2018, a new European wide Regulation on data privacy will come into force. The GDPR contains additional obligations on data controllers and data processors operating in the EU or offering services to consumers within the EU. While the core rules contained in the Data Protection Directive are retained in GDPR, there are significant enhancements with regard to the rights of data subjects (which include the right to be forgotten and the right of data portability), stricter regulation on obtaining consent to processing of personal data and sensitive personal data, stricter obligations with regard to the information to be included in privacy notices and significant enhanced requirements with regard to compliance, including a regime of “accountability” for processors and controllers and a requirement to embed compliance with GDPR into the fabric of an organization by developing appropriate policies and practices, to achieve a standard of data protection by “design and default.” The GDPR includes enhanced data security obligations (to run in parallel to those contained in NIS regulations), requiring data processors and controllers to take appropriate technical and organizational measures to protect the data they process and their systems. Organizations that process significant amounts of data may be required to appoint a Data Protection Officer responsible for reporting to highest level of management within the business. There are greatly enhanced sanctions under GDPR for failing to comply with the core principles of the GDPR or failing to secure data. We are working to prepare for the GDPR in readiness for its implementation in May 2018.

Unfair trade practice regulations

We and our clients are subject to various federal, state, and international laws prohibiting unfair or deceptive trade practices, such as Section 5 of the Federal Trade Commission Act. Various regulatory agencies, including the Federal Trade Commission, the Consumer Financial Protection Bureau, and state attorneys general, have authority to take action against parties that engage in unfair or deceptive trade practices or violate other laws, rules, and regulations, and to the extent we are processing payments for a client that may be in violation of laws, rules, and regulations, we may be subject to enforcement actions and incur losses and liabilities that may impact our business.

Anti-money laundering, anti-bribery, sanctions, and counter-terrorist regulations

We are subject to anti-money laundering laws and regulations, including certain sections of the USA PATRIOT Act of 2001. We are also subject to anti-corruption laws and regulations, including the FCPA and other laws, that prohibit the making or offering of improper payments to foreign government officials and political figures and includes anti-bribery provisions enforced by the Department of Justice and accounting provisions enforced by the SEC. The FCPA has a broad reach and requires maintenance of appropriate records and adequate internal controls to prevent and detect possible FCPA violations. Many other jurisdictions where we conduct business also have similar anticorruption laws and regulations. We have policies, procedures, systems, and controls designed to identify and address potentially impermissible transactions under such laws and regulations.

We are also subject to certain economic and trade sanctions programs that are administered by the Office of Foreign Assets Control, or OFAC, which prohibit or restrict transactions to or from or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers, and terrorists or terrorist organizations. Other group entities may be subject to additional local sanctions requirements in other relevant jurisdictions.

Similar anti-money laundering and counter terrorist financing and proceeds of crime laws apply to movements of currency and payments through electronic transactions and to dealings with persons specified in lists maintained by the country equivalents to OFAC lists in several other countries and require specific data retention obligations to be observed by intermediaries in the payment process. Our businesses in those jurisdictions are subject to those data retention obligations. In the European Union, for example, certain of our businesses are subject to requirements under the Third Money Laundering Directive (2005/60/EC), or MLD3, as implemented in relevant European Union member states. MLD3 was repealed and replaced by the Fourth Money Laundering Directive ((EU) 2015/849), or MLD4, when the latter entered into force in June 2015. European Union member states are required to implement MLD4 into national law by June 26, 2017.

Legal proceedings

From time to time we may be involved in claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of any of these actions, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations, liquidity or capital resources.

Employees

As of June 30, 2017, we employed approximately 2,000 professionals. A majority of these employees are located in the United States, however many are also concentrated outside the United States, primarily in Mexico, Poland, Germany, and Ireland. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Facilities

We are headquartered in Atlanta, Georgia. Our other principal operations are located in Melville, New York; Portland, Maine; Addison, Texas; Denver, Colorado; Tampa, Florida; Edison, New Jersey; Cincinnati, Ohio; Omaha, Nebraska; Dublin, Ireland; Cologne, Germany; Madrid, Spain; Prague, Czech Republic; Mexico City, Mexico; Malta; Gibraltar; Montreal, Canada and Warsaw, Poland.

We lease all of the real property used in our business. The following table lists each of our material facilities and its location, use and approximate square footage.

Facility	Use	Approximate size
United States		Square Feet
Addison, Texas	Operations and customer support	74,000
Melville, New York	North America headquarters	65,000
Portland, Maine	Operations and customer support	56,000
Tampa, Florida	Integrated solutions development and support	44,000
Edison, New Jersey	Data center	19,000
Atlanta, Georgia	Global headquarters	12,000
Denver, Colorado	Integrated solutions development and support	9,000

International
Warsaw, Poland	Sales, operations and customer support	40,000
Cologne, Germany	Sales, operations and customer support	16,000
Dublin, Ireland	Sales, operations and customer support	13,000
Montreal, Canada	Sales, operations and customer support	11,000
Mexico City, Mexico	Sales, operations and customer support	7,000
Madrid, Spain	Sales, operations and customer support	7,000
Prague, Czech Republic	Sales and customer support	1,500

We also lease a number of additional facilities, including local sales and other offices. We believe that our facilities are suitable and adequate for our current business. However, we periodically review our space requirements and may acquire new space to meet the needs of our businesses or consolidate and dispose of or sublet facilities which are no longer required.

Management

The following table sets forth information regarding our executive officers, members of our board of directors and director nominees as of September 1, 2017:

Name	Age	Position(s)

James G. Kelly	55	Chief Executive Officer and Director Nominee*

Brendan F. Tansill	39	President, North America

Darren Wilson	49	President, International**

Kevin M. Hodges	38	Executive Vice President, Chief Financial Officer and Treasurer

Steven J. de Groot	58	Executive Vice President, General Counsel and Secretary

Michael L. Reidenbach	55	Executive Vice President, Chief Information Officer

Catherine E. Lafiandra	54	Chief Human Resources Officer

David L. Goldman	35	Executive Vice President, Business Development and Strategy

Rafik R. Sidhom	52	Director Nominee*

Vahe Dombalagian	43	Director Nominee*

Matthew W. Raino	39	Director Nominee*

*	To be elected to the board upon the completion of this offering.

**	To resign as a member of the board upon the completion of this offering.

Directors and executive officers

James G. Kelly has served as EVO Payments, Inc.’s Chief Executive Officer since its formation, and as Chief Executive Officer and a member of the board of managers of the EVO LLC since January 2012. Before joining EVO, Mr. Kelly served as President of Global Payments Inc. from November 2008 to June 2010, as Senior Executive Vice President of Global Payments Inc. from April 2004 to November 2008 and as Chief Financial Officer of Global Payments Inc. from February 2001 to October 2005. From March 1996 to April 2000, Mr. Kelly served as managing director of Alvarez & Marsal, a global professional services firm. Prior to that, Mr. Kelly served as manager of Ernst & Young’s mergers and acquisitions/audit groups from 1989 to 1990. Mr. Kelly is a graduate of the University of Massachusetts, Amherst. Mr. Kelly will be elected to our board of directors effective upon the completion of this offering because of his extensive experience in executive leadership positions in the payment services industry and his knowledge of our business in particular, gained through his service as our Chief Executive Officer and implementation of our strategic objectives over the past five years.

Brendan F. Tansill has served as EVO Payments, Inc.’s President, North America since its formation, and as President, North America of EVO LLC since January 2016. Prior to his current role, Mr. Tansill served as Executive Vice President, Business Development and Strategy of EVO LLC from April 2012 until December 2015, where he was responsible for EVO’s global mergers and acquisitions activity and corporate strategy. Before joining EVO, Mr. Tansill was an investment professional at CCMP Capital Advisors from 2008 to 2010. Mr. Tansill received his Masters of Business Administration from the Kellogg School of Management at Northwestern University and his Bachelor of Arts from the University of Virginia.

Darren Wilson has served as EVO Payments, Inc.’s President, International since its formation, and as President, International of EVO LLC since April 2014. Before joining EVO, Mr. Wilson served as Managing Director of

Streamline (a WorldPay company) from November 2011 to March 2014 and CEO/President of Global Payments’ Western European business from July 2008 to November 2011. In addition, Mr. Wilson held various positions at HSBC Bank from May 2000 to July 2008. Mr. Wilson has the Associate of the Chartered Institute of Bankers degree and has studied at Birmingham and Warwick Universities.

Kevin M. Hodges has served as EVO Payments, Inc.’s Executive Vice President, Chief Financial Officer and Treasurer since its formation, and as Executive Vice President, Chief Financial Officer and Treasurer of EVO LLC since December 2012. Before joining EVO, Mr. Hodges held various senior leadership positions at Global Payments Inc., serving as Vice President of Global Finance from April 2008 to December 2012, Vice President of International Finance and External Reporting from August 2006 to April 2008 and Director of Corporate Development and Strategy from March 2003 to August 2006. Mr. Hodges received his Masters of Professional Accountancy from Georgia State University and his Bachelor of Science from the Wharton School at the University of Pennsylvania. Mr. Hodges is a Certified Public Accountant and holds a Chartered Financial Analyst designation.

Steven J. de Groot has served as EVO Payments, Inc.’s Executive Vice President, General Counsel and Secretary since its formation, and as Executive Vice President, General Counsel and Secretary of EVO LLC since March 2013. Before joining EVO, Mr. de Groot was a partner in the corporate group at DLA Piper LLP from October 2009 until October 2012 and a partner in the corporate group at King & Spalding LLP from March 1992 until October 2009. Mr. de Groot received his Juris Doctorate and Bachelor of Business Administration from the University of Notre Dame.

Michael L. Reidenbach has served as EVO Payments, Inc.’s Executive Vice President, Chief Information Officer since its formation, and as Executive Vice President, Chief Information Officer of EVO LLC since March 2013. Before joining EVO, Mr. Reidenbach served as Executive Vice President, Chief Information Officer of Global Payments Inc. from September 1997 to December 2010. Mr. Reidenbach is a former U.S. Air Force instructor pilot and aircraft commander. Mr. Reidenbach received his Master in Business Administration/Finance from Georgia College and his Bachelor of Science from the U.S. Air Force Academy.

Catherine E. Lafiandra has served as EVO Payments, Inc.’s Chief Human Resources Officer since its formation, and as Chief Human Resources Officer of EVO LLC since March 2016. Before joining EVO, Ms. Lafiandra served as Vice President of Human Resources of Beazer Homes USA, Inc. from October 2014 to March 2016 and as Senior Vice President of Human Resources of PRGX Global, Inc. from March 2010 to March 2014. Ms. Lafiandra received her Juris Doctorate from the University of Virginia School of Law and her Bachelor of Arts from Southern Methodist University.

David L. Goldman has served as EVO Payments, Inc.’s Executive Vice President of Business Development and Strategy since its formation, and as Executive Vice President of Business Development and Strategy of EVO LLC since June 2016. Before joining EVO, Mr. Goldman served as Managing Director of PointState Capital LP from January 2011 to April 2014 and as Vice President of Duquesne Capital Management, LLC from April 2007 to December 2010. Prior to that, Mr. Goldman served as an Associate at TPG Capital, L.P. from August 2006 to February 2007. In addition, Mr. Goldman served as an investment banking analyst at Morgan Stanley from July 2004 to July 2006. Mr. Goldman received his Bachelor of Business Administration from the University of Michigan.

Rafik R. Sidhom has served as Chairman and a member of the board of managers of the EVO LLC since December 2012. As our original founder, Mr. Sidhom began his career in the acquiring industry selling card processing services and equipment to small retail merchants. Mr. Sidhom will be elected to our board of directors effective upon the completion of this offering because of his role in our founding and his extensive experience with and in-depth knowledge of, both the card processing services industry and our business in particular.

Vahe Dombalagian has served as a member of the board of managers of the EVO LLC since December 2012. Mr. Dombalagian is a Managing Director on the MDP Financial & Transaction Services team. Prior to joining MDP, he was with TPG and Bear, Stearns & Co. Inc. Mr. Dombalagian currently also serves on the boards of directors of Ankura Consulting Group, Cinemark Theatres, Fitness International, LLC, NFP Corp. and Towergate & Nevada Investments Topco Limited. Mr. Dombalagian received his Bachelor of Science from Georgetown University and his Master in Business Administration from the Harvard Graduate School of Business Administration. Mr. Dombalagian will be elected to our board of directors effective upon the completion of this offering because of his role in the development and implementation of our strategic objectives over the past five years as a member of our board of managers, his extensive experience serving as a director of other businesses and his experience as a private equity investor with respect to acquisitions and a variety of debt and equity financings.

Matthew W. Raino has served as a member the board of managers of EVO LLC since December 2012. Mr. Raino is a Managing Director on the MDP Financial & Transaction Services team. Prior to joining MDP in August 2007, Mr. Raino attended Northwestern University J.L. Kellogg Graduate School of Management. From July 2003 to July 2005, Mr. Raino served as an associate at MDP. Mr. Raino currently also serves on the boards of directors of Ankura Consulting Group, NFP Corp. and Towergate & Nevada Investments TopcoLimited. Mr. Raino has a B.B.A. from the University of Michigan and an M.B.A. from Northwestern University J.L. Kellogg Graduate School of Management. Mr. Raino will be elected to our board of directors effective upon the completion of this offering because of his role in the development and implementation of our strategic objectives over the past five years as a member of our board of managers, his extensive experience serving as a director of other businesses and his experience as a private equity investor with respect to acquisitions and a variety of debt and equity financings.

Board composition

Director independence

Our business and affairs are managed under the direction of our board of directors, which will consist of seven members upon consummation of this offering. Under              rules, independent directors must comprise a majority of a listed company’s board of directors within a specified period after completion of this offering. In addition,              rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent, subject to certain phase-ins for newly-public companies. Under              rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of each director and has determined that             ,              and              qualify as “independent” directors in accordance with              listing requirements. In making these determinations, our board of directors reviewed and discussed information provided by the directors with regard to each director’s business and personal activities and relationships as they may relate to us and our management. Messrs. Kelly and

Sidhom are not considered independent because each is an officer of EVO. There are no family relationships among any of our directors or executive officers.

Classified board of directors

In accordance with our amended and restated certificate of incorporation to be in effect prior to the consummation of this offering, our board of directors will be divided into three classes with staggered, three-year terms. We refer to each director class as a “Group.” At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the consummation of this offering, our directors will be divided among the three classes as follows:

•	the Group I directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2018;

•	the Group II directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2019; and

•	the Group III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2020.

Our amended and restated certificate of incorporation will provide that the authorized number of directors may only be decreased below seven by an affirmative vote at least 66  2/3% of the voting power of our outstanding common stock, voting together as a single class. The number of directors will otherwise be between seven and 15 directors, with the precise number of directors at or above seven directors being fixed from time to time exclusively by the board of directors (subject to MDP’s director nomination rights described below). In addition, our directors may be removed only by the affirmative vote of at least 66 2/3% of the voting power of our outstanding common stock voting together as a single class, and only for cause.

Director nomination rights

We will enter into a director nomination agreement with MDP effective upon completion of this offering that will provide MDP with the right to designate for nomination two of our seven directors. We will then be required, to the extent permitted by applicable law, to take all necessary action to cause our board of directors and the nominating and corporate governance committee to include such designees, as applicable, in the slate of director nominees for election by our stockholders. The designees will be divided among the three classes of our board of directors as follows:

•	one designee, who will initially be , as a Group II director; and

•	one designee, who will initially be , as a Group III director.

MDP’s right to designate two directors will terminate once MDP no longer holds at least 15% of the voting power of our outstanding voting stock. MDP will thereafter have the right to designate one director until such time as MDP no longer holds at least 5% of the voting power of our outstanding voting stock. MDP will be entitled to designate the replacement of any of its board designees whose service terminates prior to the end of the director’s term, regardless of MDP’s voting power at the time. In addition, so long as MDP maintains director nomination rights under the director nomination agreement, we will not increase the size of our board of directors from seven directors without MDP’s prior consent.

Board committees

We have established an audit committee, compensation committee and nominating and corporate governance committee, each of which will operate, upon the completion of this offering, under a charter that has been approved by our board of directors. The composition of each committee and its respective charter will be effective upon the listing of our Class A common stock on             , and copies of each charter will be posted on the corporate governance section of our website at www.evopayments.com. Each committee has the composition and responsibilities described below. Our board of directors may establish other committees from time to time.

                     permits a phase-in period of up to one year for an issuer registering securities in an initial public offering to meet the audit committee, compensation committee and nominating and corporate governance committee independence requirements. Under the initial public offering phase-in period, only one member of each committee is required to satisfy the heightened independence requirements at the time our registration statement becomes effective, a majority of the members of each committee must satisfy the heightened independence requirements within 90 days following the effectiveness of our registration statement, and all members of each committee must satisfy the heightened independence requirements within one year from the effectiveness of our registration statement.

Audit committee

In connection with this offering, our board of directors will adopt a new written charter for our audit committee that complies with the rules of              as applicable. Following this offering, our audit committee will be comprised of             ,              and             , with              serving as the chairperson of the committee. Our audit committee assists our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions, and is directly responsible for the approval of the services performed by our independent accountants and reviewing of their reports regarding our accounting practices and systems of internal accounting controls. Our audit committee also oversees the audit efforts of our independent accountants and takes actions as it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee is also responsible for monitoring the integrity of our consolidated financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters.

Our board of directors has determined that each member of the audit committee satisfies the independence criteria set forth in Rule 10A-3 under the Exchange Act and                 listing standards. Our board of directors has determined that              is an “audit committee financial expert” within the meaning of applicable SEC rules and that each member of our audit committee has the requisite financial expertise required under the applicable listing requirements of              .

Compensation committee

Following this offering our compensation committee will be comprised of             ,              and             , with              serving as the chairperson of the committee. Our compensation committee assists our board of directors in meeting its responsibilities with regard to oversight and determination of executive compensation and assesses whether our compensation structure establishes appropriate incentives for officers and employees. Our compensation committee reviews and makes recommendations to our board of directors with respect to our major compensation plans, policies and programs. In addition, our compensation committee reviews and makes recommendations for approval by the independent members of our board of directors regarding the compensation for our executive officers, establishes and modifies the terms and conditions of employment of our executive officers and administers our stock option plans.

Our board of directors has determined that each member of the compensation committee is independent as required by              listing standards, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code.

Nominating and corporate governance committee

Following this offering our nominating and corporate governance committee will be comprised of             ,              and             , with              serving as the chairperson of the committee. Our nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of the board of directors. In addition, our nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines, and reporting and making recommendations to the board of directors concerning corporate governance matters.

Our board of directors has determined that each member of the nominating and corporate governance committee is independent as required by              listing standards.

Risk oversight

Our board of directors is currently responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy and the most significant risks facing us, and ensures that appropriate risk mitigation strategies are implemented by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Following the completion of this offering, our board will delegate to the audit committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Code of ethics and business conduct

Prior to the completion of this offering, our board of directors will adopt a code of ethics and business conduct applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our website at www.evopayments.com upon completion of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Corporate governance guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chairman and vice chairman of the board and Chief Executive Officer and Chief Financial Officer, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines will be available on our website at www.evopayments.com upon completion of this offering.

Compensation committee interlocks and insider participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity, other than our company or our affiliates, that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director compensation

We are currently in the process of determining the appropriate compensation program for our non-employee directors following this offering. We will provide further information on our director compensation program after it has been finalized.

During the year ended December 31, 2016, Mr. Sidhom received $250,000 for his service as executive chairman of the EVO LLC board of managers. Mr. Sidhom’s compensation for service on our board of directors will be amended and included as part of our director compensation program.

Executive compensation

Introduction

This section provides an overview of our executive compensation program, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. For 2016, our named executive officers were:

•	James G. Kelly, who serves as our Chief Executive Officer;

•

Jeffrey Rosenblatt, who served as our President from December 2012 through November 2016 and currently serves as vice-chairman of EVO Merchant Services, LLC and senior advisor to our Chairman and Chief Executive Officer; and

•	Darren Wilson, who serves as our President, International.

The objective of our compensation program is to provide a total compensation package to each named executive officer that will enable us to attract, motivate and retain outstanding individuals, reward named executive officers for performance and align the financial interests of each named executive officer with the interests of our stockholders to encourage each named executive officer to contribute to our long-term performance and success.

The compensation program for our named executive officers consists of the following elements: base salary; performance-based cash bonus; equity-based incentive compensation; and severance and change of control benefits.

Historically, our compensation committee has determined the compensation for our named executive officers. Upon completion of this offering, we expect to have a compensation committee comprised solely of independent directors that will be responsible for determining the compensation for our named executive officers and administering our equity compensation plans and awards.

Employment agreements

We have entered into written employment agreements with each of Messrs. Kelly, Rosenblatt and Wilson. These agreements were negotiated on an arms-length basis and establish the key elements of compensation. These agreements are described below.

Mr. Kelly’s employment agreement

We entered into an employment agreement with Mr. Kelly on December 15, 2012. The agreement, as it is expected to be amended and restated, provides for an initial term expiring December 31, 2017, with automatic successive one year extensions after that time unless we or Mr. Kelly provide written notice to the other party not less than 90 days prior to the anniversary date of the agreement. The annual base salary set forth in the agreement is $650,000. In addition, Mr. Kelly will receive an additional amount, which we refer to as the Tax Gross Up, equal to the self-employment taxes that Mr. Kelly is obligated to pay as a result of his status as a partner in a partnership (rather than as an employee of a corporation) for federal and state income tax purposes. The Tax Gross Up shall be determined by us in a manner consistent with similar payments made to our other senior executives, and shall be payable in accordance with our general payroll practices in effect from time to time.

Mr. Kelly is eligible for an annual cash bonus with a target of not less than 100% of his base salary based upon the achievement of performance goals established by the board from time to time.

The agreement includes a 24-month non-compete provision, a 24-month non-solicitation provision and confidentiality and non-disparagement provisions.

Mr. Kelly is also eligible to participate in all employee benefit plans, programs and policies maintained by us from time to time. The agreement also provides for severance benefits in the event of his termination by us without cause or a termination by him for good reason, subject to his compliance with certain confidentiality, non- compete, non-solicitation and non-disparagement obligations and the execution of a general release of claims. For more information see “—Potential payments upon termination or change of control.”

Mr. Rosenblatt’s employment agreement

We entered into an employment agreement with Mr. Rosenblatt on December 28, 2012, which was amended and restated effective November 3, 2016. Under the amended and restated agreement, Mr. Rosenblatt served as our President from December 28, 2012 through November 4, 2016 and will serve as the vice-chairman of EVO Merchant Services, LLC and senior advisor to the board chairman and our chief executive officer from November 5, 2016 through the employment period. The employment period will terminate upon the consummation of a change of control (as defined in the agreement) or a qualified initial public offering in which Mr. Rosenblatt is permitted to sell equity, unless terminated earlier by us for cause, terminated by Mr. Rosenblatt upon 30 days’ notice to us or terminated due to Mr. Rosenblatt’s death. We and Mr. Rosenblatt may also agree to extend the employment period. We expect that this offering will constitute a qualifying initial public offering and the employment period will terminate upon consummation of the offering.

Mr. Rosenblatt’s annual base salary set forth in the agreement is $525,000. If we elect to extend the employment period beyond a change of control or qualified initial public offering or if a change of control or qualified initial public offering occurs prior to December 31, 2017, Mr. Rosenblatt’s annual base salary will be reduced to $150,000 from the date of such event through the end of the employment period.

For 2016, Mr. Rosenblatt was eligible for an annual cash bonus with a target of 75% of his base salary based upon the achievement of performance goals established by the board from time to time.

In addition, upon termination of the employment period in connection with a change of control or qualified initial public offering, Mr. Rosenblatt is also entitled to a special bonus of $837,500, subject to execution of a general release of claims. Mr. Rosenblatt is not entitled to participate in any other bonus programs, including any 2017 short-term bonus plan or equity bonus plan.

The agreement includes an 18-month non-compete provision, an 18-month non-solicitation provision and confidentiality and non-disparagement provisions.

The agreement provides that Mr. Rosenblatt will receive a car allowance of $1,500 per month, although the car allowance will not be continued if employment is extended beyond a change of control or qualifying initial public offering occurring after December 31, 2017. He is also eligible to participate in the employee benefit plans, programs and policies maintained by us from time to time. The amended and restated agreement also provides for severance benefits in the event of his termination by us due to Mr. Rosenblatt’s death, subject to the execution of a general release of claims. For more information see “—Potential payments upon termination or change of control.”

In connection with the amendment and restatement of his employment agreement in November 2016, we agreed that Mr. Rosenblatt’s Class D units issued under the Incentive Equity Plan will continue to vest in accordance with the terms of the applicable award agreements, including the vesting of any unvested units to be accelerated at the time of a change of control or qualified initial public offering, and that vesting will not be affected as a result of any expiration of Mr. Rosenblatt’s employment as a result of a qualified initial public offering. We further agreed that any forfeiture of units by Mr. Rosenblatt under the terms of his award agreements will be in the same proportion as any forfeiture by our chief executive officer. See “—Equity incentive compensation” for additional information about the Incentive Equity Plan and the Class D units.

Mr. Wilson’s employment agreement

We entered into an employment agreement with Mr. Wilson effective January 1, 2015. The agreement, as it is expected to be amended and restated, does not include a term of employment, and Mr. Wilson’s employment may be terminated by either party on not less than 18-months’ notice. The annual base salary set forth in the agreement is £300,000.

Mr. Wilson is eligible for an annual cash bonus with a target of not less than 50% of his base salary based upon the achievement of performance goals established by our board of directors from time to time.

The agreement includes a 6-month non-compete provision, a 12-month non-solicitation provision and confidentiality provisions.

The agreement provides that Mr. Wilson is eligible to participate in all employee benefit plans, programs and policies maintained by us from time to time. The agreement also provides for severance benefits in the event of his termination by us without cause or a termination by him for good reason or upon a change of control. For more information see “—Potential payments upon termination or change of control.”

Base salary

We pay base salaries to attract, recruit and retain qualified employees. For fiscal 2016, the annual base salaries of each named executive officer were as follows: Mr. Kelly – $650,000; Mr. Rosenblatt – $525,000; and Mr. Wilson – £275,000. Base salaries for 2017 will be as set forth in such named executive officer’s employment agreement. Following the consummation of this offering, our compensation committee will review and set base salaries of our named executive officers from time to time.

In addition, certain of our executive officers, including Messrs. Kelly and Rosenblatt, who hold Class D units are treated as partners of EVO LLC, rather than as employees, for federal and state income tax purposes. To equalize the tax payments effect for these executives, in 2016 we paid Messrs. Kelly and Rosenblatt a Tax Gross Up equal to the self-employment taxes that these executives were obligated to pay as a result of their status as partners in a partnership (rather than as employees of a corporation) for federal and state income tax purposes. The Tax Gross Ups were determined by us in a manner consistent with similar payments made to our other senior executives, and were paid in accordance with our general payroll practices in effect from time to time. For additional information, see “—Summary compensation table.”

Performance-based cash bonus compensation

Our named executive officers are eligible to participate in our annual performance-based cash bonus plan. The annual bonus targets for each named executive officer are set forth in the employment agreements. Our board of directors has established and, following the completion of this offering, our compensation committee intends to continue, an annual performance-based cash bonus plan for eligible employees, including the named executive officers.

All of the named executive officers participated in the annual performance-based cash bonus plan for fiscal year 2016, or the 2016 Bonus Plan, which was based upon achievement of our 2016 operating budget. We achieved our 2016 operating budget, and bonuses were paid to the named executive officers under the 2016

Bonus Plan at 100% of target levels. Bonuses paid to our executive officers who hold Class D units, including Messrs. Kelly and Rosenblatt, and are treated as partners of EVO LLC, rather than as employees, for federal income tax purposes, were paid on the basis of such executive’s base salary plus the applicable Tax Gross Up.

Equity incentive compensation

We provide equity-based incentive compensation to our named executive officers because it links our long-term results achieved for our stockholders and the rewards provided to named executive officers, thereby ensuring that such officers have a continuing stake in our long-term success. Historically, we have granted equity awards to our named executive officers in conjunction with a named executive officer’s initial hire pursuant to the terms of his employment agreement or offer letter and thereafter from time to time.

All awards granted to our U.S.-based executive officers prior to this offering, including Messrs. Kelly and Rosenblatt, have been granted under the Incentive Equity Plan as profits interests awards represented by Class D units. The Class D units generally include both a time-vesting component and a performance-vesting component, although certain Class D units granted to our named executive officers consisted solely of a performance-vesting component.

Awards granted to our non-U.S.-based executive officers prior to this offering, including Mr. Wilson, have been granted under the Unit Appreciation Plan as unit appreciation awards, or contractual rights to receive an amount of cash or other consideration equal to the excess value of a Class D unit on a set determination date over the pre-determined participation rate. The unit appreciation awards are intended to mirror the economic value of Class D units granted under the Incentive Equity Plan.

NEO equity awards

In connection with his initial employment agreement, in December 2012 Mr. Kelly was granted a profits interests award of 173,708 Class D units, 49% of which are subject to time vesting (85,117 units) and 51% of which are performance vesting units (88,591 units). In October 2013 Mr. Kelly was granted an additional profits interests award of 39,801 Class D units, 49% of which are subject to time vesting (19,502 units) and 51% of which are performance vesting units (20,299 units). Mr. Kelly received an additional 84,780 Class D units in October 2013 which vest solely based upon a sale transaction or qualified initial public offering.

In connection with his original employment agreement, in March 2013 Mr. Rosenblatt was granted a profits interests award of 115,802 Class D units, 49% of which are subject to time vesting (56,743 units) and 51% of which are performance vesting units (59,059 units). In October 2013 Mr. Rosenblatt was granted an additional profits interests award of 23,177 Class D units, 49% of which are subject to time vesting (11,357 units) and 51% of which are performance vesting units (11,820 units). Mr. Rosenblatt received an additional 50,077 Class D units in October 2013 which vest solely based upon a sale transaction or qualified initial public offering.

In April 2014, Mr. Wilson was granted an award of 50,000 unit appreciation awards, 49% of which are subject to time vesting (24,500 units) and 51% of which are performance vesting units (25,500 units). In December 2014, Mr. Wilson was granted awards representing an aggregate of 20,000 additional unit appreciation awards, 49% of which are subject to time vesting (9,800 units) and 51% of which are performance vesting units (10,200 units).

No equity awards were made to our named executive officers in 2016. On May 1, 2017, Mr. Kelly was granted an additional 13,840 Class D units which vest solely on a sale transaction or qualified initial public offering. No other named executive officer has received any equity awards in 2017.

Terms of the Class D units and unit appreciation awards

Unless vesting is accelerated in the discretion of our board, the time-vesting component of the Class D units and unit appreciation awards generally vests 20% per year over a five year period, subject to the recipient remaining in continuous employment. Vesting of the time-vested component also accelerates immediately prior to the effective date of a sale transaction, which is a sale of all or substantially all of our assets or the sale of more than 50% of the units other than in a public offering.

The performance-vesting Class D units and unit appreciation awards vest only if they satisfy both time vesting and performance vesting criteria. Unless vesting is accelerated in the discretion of our board, the time-vesting component of 20% of the performance-vesting awards generally vests 20% per year over a five year period, subject to the recipient remaining in continuous employment, and further provided that (1) the time-vesting component of 50% of the outstanding performance-vesting units for which the time-vesting component has not been met as of such date vests immediately prior to the effective date of a qualified public offering and (2) the time-vesting component of all outstanding performance-vesting units vests immediately prior to the effective date of a sale transaction.

In addition, unless vesting is accelerated in the discretion of our board, the performance-vesting component of the performance-vesting units vest immediately prior to the effective date of a liquidity event (which is consummation of a qualified public offering or a sale transaction) based upon achievement by MDP of internal rate of return targets following consummation of a liquidity event ranging from 15% (in which case 32% of the performance-vesting units vest) to 20% (in which case 64% of the performance-vesting units vest) to 25% or higher (in which case 100% of the performance-vesting units vest). In addition, in connection with any liquidity event, if MDP achieves an internal rate of return target between 15% and 20%, or between 20% and 25%, the amount of performance-vesting units that performance vest will be determined by our board to the nearest tenth of a percentage point using linear interpolation.

The unvested time-vesting component of the Class D units and unit appreciation awards are subject to immediate forfeiture upon termination for cause and otherwise upon termination of employment, including by reason of death or disability, if such termination occurs prior to the second anniversary of the grant date. The performance-vesting units for which the time-vesting component has not vested are subject to forfeiture upon termination of employment. Upon a liquidity event, any performance-vesting units for which the performance criteria are not met are subject to forfeiture.

The Class D units subject to vesting solely based upon a liquidity event are subject to repurchase/cancellation by us at any time prior to a liquidity event for an aggregate purchase price of $10.00.    In 2014, we exercised our right to repurchase/cancel the following Class D units subject to vesting solely based upon a liquidity event previously granted to our named executive officers in 2013: Mr. Kelly – an aggregate of 49,179 units; and Mr. Rosenblatt – an aggregate of 27,873 units.

We may also exercise a right of repurchase of any vested time-vesting units and/or outstanding performance-vesting units at any time within 90 days of a unit holder’s termination of employment at a purchase price equal to the fair market value of such units as of the date of termination.

Treatment of Class D units and unit appreciation awards in this offering

This offering will not constitute a liquidity event. However, as part of the Reorganization Transactions, the vesting of any unvested time and performance based Class D units will be accelerated, and each holder of Class D units is expected to exchange Class D units for LLC Interests. Each holder who receives LLC Interests in exchange for Class D units will sign a lock-up agreement agreeing not to exercise exchange rights for such holder’s LLC Interests for a period of one year following completion of this offering.

Each holder of unit appreciation awards will convert their unit appreciation awards into shares of restricted Class A common stock. The restricted stock will vest on the one year anniversary of this offering, subject to continuation of employment, or earlier upon (1) a change of control or (2) death or total disability of the holder.

The table below shows the number of LLC Interests or shares of restricted Class A common stock, as applicable, that may be issued to each named executive officer in connection with this offering, calculated based upon an estimated initial public offering price of $          (which is the midpoint of the price range set forth on the cover page of this prospectus):

Name	LLC Interests to be issued	Restricted Class A common stock to be issued
James G. Kelly
Jeffrey Rosenblatt
Darren Wilson

Future equity awards

In the future, we may increase our use of long-term equity incentives, particularly through grants of equity awards under the 2017 Plan that we expect to adopt upon the completion of this offering.

Upon completion of this offering, we intend to terminate the Incentive Equity Plan and the Unit Appreciation Plan, and no further awards will be granted under the Incentive Equity Plan or the Unit Appreciation Plan.

Benefits and perquisites

We offer health and welfare benefits and life insurance to our named executive officers on the same basis that these benefits are offered to our other eligible employees. We also offer a 401(k) plan to our eligible U.S. employees and a pension scheme for employees based in the United Kingdom. Our named executive officers participate in our 401(k) plan or pension scheme, as applicable, on the same basis as our other eligible employees. During 2016, Mr. Wilson was not eligible to participate in the pension scheme and instead received an additional cash payment in lieu of pension contribution.

We provide limited perquisites to our named executive officers. For additional information, see “—Summary compensation table.”

Summary compensation table

The following table sets forth information regarding compensation earned by our named executive officers during fiscal 2016.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)(1)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)(3)	Total ($)
James G. Kelly	2016	650,000	—	—	663,066	46,121	1,359,187
Chief Executive Officer

Jeffrey Rosenblatt	2016	525,000	—	—	402,599	62,414	990,013
Vice-chairman, EVO Merchant Services, LLC

Darren Wilson(4)	2016	371,250	—	—	185,625	26,632	583,507
President—International

(1)	No equity awards were granted to the named executive officers in 2016.

(2)	Amounts paid in the first quarter of 2017 under the 2016 Bonus Plan. See “—Performance-based cash bonus compensation” for additional information.

(3)	Amounts in this column are detailed in the table below:

Name	Tax Gross Up ($)(a)	Car allowance ($)	401(k) Match/pension ($)(b)	Life insurance ($)	Disability insurance ($)	Medical ($)	Total all other compensation ($)
James G. Kelly	13,066	—	7,950	192	5,476	19,437	46,121
Jeffrey Rosenblatt	11,799	18,000	7,800	192	5,102	19,521	62,414
Darren Wilson	—	—	18,562	1,916	4,496	1,658	26,632

(a)	Additional amount equal to the self-employment taxes that Messrs. Kelly and Rosenblatt were obligated to pay as a result of their status as partners in a partnership (rather than as employees of a corporation) for federal income tax purposes.

(b)	Matching 401(k) contribution for Messrs. Kelly and Rosenblatt; cash payment in lieu of pension contribution for Mr. Wilson.

(4)	Mr. Wilson’s 2016 base salary (£275,000), cash bonus (£137,500) and all other compensation was paid in British pounds sterling and was converted to U.S. dollars using the 2016 average of daily spot rates of $1.35 to £1.00.

Outstanding equity awards at 2016 fiscal year end

The following table provides information with respect to holdings of Class D units or unit appreciation awards, as applicable, held by our named executive officers at 2016 fiscal year end. None of our named executive officers holds any stock options or other stock-based awards. References to numbers of units are historical and have not been adjusted to reflect the Reorganization Transactions but will be adjusted to give effect to the Reorganization Transactions following this offering.

Unit awards
Name	Grant date	Number of units that have not vested(#)	Market value of shares or units that have not vested($)(1)
James G. Kelly(2)	12/15/2012	105,614
	10/30/2013	28,099
	10/30/2013	35,601

Jeffrey Rosenblatt(3)	3/20/2013	81,756
	10/30/2013	16,363
	10/30/2013	22,204

Darren Wilson(4)	4/1/2014	40,200
	12/11/2014	16,080

(1)	There is no current market for the Class D units or unit appreciation awards. Values in the table above are calculated based upon an estimated initial public offering price of $ (which is the midpoint of the price range set forth on the cover page of this prospectus).

(2)	For Mr. Kelly, all awards shown are Class D units granted under the Incentive Equity Plan. The time-vesting units granted on December 15, 2012 vested 20% on December 15, 2013, 2014, 2015 and 2016, and the remaining time-vested units will vest on December 15, 2017. The time-vesting units granted on October 30, 2013 vested 20% on January 1, 2014, 2015 and 2016, and the remaining time-vesting units will vest ratably on January 1, 2017 and January 1, 2018. The performance-vesting units include a time-vesting component as well as performance-vesting components and do not vest until both components are satisfied. An aggregate of 49,179 of Mr. Kelly’s performance-vesting Class D units were repurchased by us in 2014. See “—Equity incentive compensation” for more information about the performance-vesting units.

(3)	For Mr. Rosenblatt, all awards shown are Class D units granted under the Incentive Equity Plan. The time-vesting units vested 20% on January 1, 2014, 2015 and 2016, and the remaining time-vesting units will vest ratably on January 1, 2017 and January 1, 2018. The performance-vesting units include a time-vesting component as well as performance-vesting components. An aggregate of 27,873 of Mr. Rosenblatt’s performance-vesting Class D units were repurchased by us in 2014. See “—Equity incentive compensation” for more information about the performance-vesting units and “—Employment agreements—Mr. Rosenblatt’s employment agreement” for additional information regarding the vesting of Mr. Rosenblatt’s awards following his employment period.

(4)

For Mr. Wilson, all awards shown are unit appreciation awards granted under the Unit Appreciation Plan. The time-vesting units granted on April 1, 2014 vested 20% on April 1, 2015 and 2016, and the remaining time-vesting units will vest ratably on April 1, 2017, 2018 and 2019. The time-vesting units granted on December 11, 2014 vested 20% on December 11, 2015 and 2016, and the remaining time-vesting units will vest ratably on December 11, 2017, 2018 and 2019. The performance-vesting units include a time-vesting component as well as performance-vesting components and do not vest until both components are satisfied. See “—Equity incentive compensation” for more information about the performance-vesting units.

Upon the completion of this offering, we expect that all Class D units will be exchanged for LLC Interests and all unit appreciation awards will be exchanged for shares of restricted Class A common stock. See “—Equity incentive compensation—Treatment of Class D units and unit appreciation awards” for more information.

Potential payments upon termination or change of control

The employment agreements with each of our named executive officers provide for the payment of certain severance benefits upon termination. In addition, the terms of the Class D units and unit appreciation awards granted to the named executive officers under the Incentive Equity Plan and the Unit Appreciation Plan, as applicable, include certain vesting rights upon a liquidity event.

Severance benefits under the employment agreements

We have agreed to pay severance benefits in the event of an executive’s termination by us without cause or a termination by the executive for good reason. We also provide severance benefits in the case of death and disability.

Mr. Kelly

Mr. Kelly’s employment agreement, as it is expected to be amended and restated, provides for severance benefits if Mr. Kelly’s employment is terminated without cause (as defined in the agreement), for disability or if he resigns for good reason (as defined in the agreement). In such instance, Mr. Kelly is entitled to (1) $2.6 million payable in 24 monthly installments and (2) an additional $100,000 paid in a lump sum within 60 days of the termination date. Payment of severance is subject to Mr. Kelly’s compliance with certain confidentiality, non-compete, non-solicitation and non-disparagement obligations and the execution of a general release of claims.

If we terminate Mr. Kelly’s employment for cause or he resigns other than for good reason, we will pay his compensation and benefits otherwise payable to him through the last day of employment.

Mr. Rosenblatt

Mr. Rosenblatt’s amended and restated employment agreement provides for severance benefits if Mr. Rosenblatt’s employment is terminated due to his death. In such instance, Mr. Rosenblatt is entitled to (1) his compensation and benefits otherwise payable to him through the last day of his actual employment and (2) $418,750 to be paid in 12 monthly installments following Mr. Rosenblatt’s death.

If we terminate Mr. Rosenblatt’s employment for cause or he resigns other than for good reason, we will pay his compensation and benefits otherwise payable to him through the last day of employment.

Payment of any severance is subject to the execution of a general release of claims.

Mr. Wilson

Mr. Wilson’s employment agreement, as it is expected to be amended and restated, provides for severance benefits if we exercise our discretion to terminate Mr. Wilson’s employment upon not less than 18 months’ prior notice. In such terminations, we will pay Mr. Wilson an amount equal to the sum of (1) his base salary for that part of the period of notice not worked and (2) the target amount of any bonus for that would have otherwise been paid to Mr. Wilson during that part of the period of notice not worked.

We may also terminate Mr. Wilson for gross misconduct, material breach or non-observance of his employment agreement, conviction of certain criminal offenses, fraud or disability, all as described in his employment agreement. In such terminations, we are not required to pay any severance or additional compensation.

Accelerated vesting of Class D units and unit appreciation awards

The Class D units granted to the named executive officers under the Incentive Equity Plan and the unit appreciation awards granted under the Unit Appreciation Plan include provisions that accelerate vesting in certain circumstances, including upon a liquidity event. This offering is not expected to constitute a liquidity event. For a discussion of the treatment of the Class D units and unit appreciation awards in this offering, see “—Equity incentive compensation—Terms of the Class D units and unit appreciation awards.”

2017 omnibus incentive stock plan

We intend to adopt the 2017 Plan effective upon completion of this offering. The 2017 Plan is intended to promote our long-term success and increase shareholder value by attracting, motivating, and retaining non-employee directors, officers, employees, advisors and consultants. To achieve this purpose, the 2017 Plan will allow the flexibility to grant or award stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance unit awards, performance share awards, cash-based awards and other stock-based awards to eligible individuals, thereby strengthening their commitment to our success and aligning their interests with those of our shareholders. No awards have been issued under the 2017 Plan. We expect any Sterling IPO options to be issued under the 2017 Plan.

We intend to file with the SEC a registration statement on Form S-8 covering all shares of Class A common stock issuable under the 2017 Plan.

Administration

The compensation committee will have discretionary authority to administer the 2017 Plan in accordance with its terms and applicable laws. The compensation committee will determine the non-employee directors, employees, advisors and consultants who will be granted awards under the 2017 Plan, the size and types of awards, the terms and conditions of awards and the form and content of the award agreements representing awards. The compensation committee will not be required to grant awards on a uniform or consistent basis. The compensation committee will be authorized to establish, administer and waive terms, conditions and performance goals of outstanding awards and to accelerate the vesting or exercisability of awards, in each case, subject to limitations contained in the 2017 Plan. The compensation committee will be authorized to interpret the 2017 Plan and award agreements and will have authority to correct any defects, supply any omissions and reconcile any inconsistencies in the 2017 Plan or any award agreements and to take any other action that the compensation committee deems necessary or appropriate for the administration of the 2017 Plan. Unless otherwise expressly provided in the 2017 Plan, the compensation committee’s decisions, interpretations and actions concerning the 2017 Plan or any award will be within the sole discretion of the compensation committee, will be permitted to be made at any time and will be final, conclusive and binding upon all persons and entities, including any participant and any holder or beneficiary of any award. Within the limitations of the 2017 Plan and applicable law, the compensation committee will be authorized to delegate all or any part of its responsibilities and powers under the 2017 Plan to persons selected by it, and the board will be permitted to exercise all of the compensation committee’s powers under the 2017 Plan.

Shares subject to the 2017 Plan

A total of                  shares of Class A common stock will be available for delivery under the 2017 Plan. The number of shares available for delivery under the 2017 Plan will also be subject to adjustment for certain changes in our capital structure, as described below under “—Changes in capital.” The shares of Class A common stock that may be issued under the 2017 Plan will be either authorized and unissued shares (which will not be subject to preemptive rights) or previously issued shares that have been reacquired. Any shares subject to an award that is (1) forfeited, terminated, cancelled or otherwise expires, or (2) settled for cash, will be available for future awards under the 2017 Plan. If we acquire or combine with another company, any awards that may be granted under the 2017 Plan in substitution or exchange for outstanding stock options or other awards of that other company will not reduce the shares available for issuance under the 2017 Plan. The shares available for any incentive stock options granted under the 2017 Plan will be limited to                  shares of Class A common stock, adjusted as stated above.

Participation

The compensation committee will be authorized to grant awards under the 2017 Plan to (1) employees, advisors and consultants of us and our subsidiaries and affiliates, (2) those individuals who have accepted an offer of employment or consultancy from us or our subsidiaries or affiliates, and (3) our non-employee directors. However, only employees of us and our subsidiaries will be eligible to receive incentive stock options under the 2017 Plan.

Stock options

A stock option is the right to purchase a specified number of shares of Class A common stock in the future at a specified exercise price and subject to the other terms and conditions that will be specified in the option agreement and the 2017 Plan. Stock options granted under the 2017 Plan will be either “incentive stock options,” which may be eligible for special tax treatment under the Internal Revenue Code, or options other than incentive stock options, referred to as “nonqualified stock options,” as determined by the compensation committee. All stock options that are intended to qualify as incentive stock options will be granted pursuant to award agreements expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules provided under section 422 of the Internal Revenue Code. The number of shares covered by each option will be determined by the compensation committee, but no participant may be granted in any fiscal year options for more than                  shares of Class A common stock. The exercise price of each option will be set by the compensation committee but cannot be less than 100% of the fair market value of the shares of Class A common stock at the time of grant (or, in the case of an incentive stock option granted to a 10% or more shareholder of the company, or subsidiary, as applicable, 110% of the fair market value). Options granted under the 2017 Plan in substitution or exchange for options or awards of another company involved in a corporate transaction with the company or a subsidiary will have an exercise price that is intended to preserve the economic value of the award that is replaced. The fair market value of our shares of Class A common stock generally means the closing price of the shares of Class A common stock on the option grant date. The exercise price of any stock options granted under the 2017 Plan will be paid by check, or, with the compensation committee’s approval, shares already owned by the option holder, a cashless broker-assisted exercise that complies with law, withholding of shares otherwise deliverable to the option holder upon exercise of the option or any other method approved or accepted by the compensation committee in its discretion. Any fractional shares of Class A common stock will be settled in cash.

Options will become exercisable and expire at the times and on the terms established by the compensation committee, not later than the tenth anniversary of the grant date. If the exercise of a nonqualified stock option on its scheduled expiration date would violate law, the option may be extended until its exercise would not violate law. Further, if a nonqualified stock option would expire at a time when trading of shares of Class A common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. Options generally terminate when the holder’s employment or service with us terminates. However, an option may be exercised for up to one year following the holder’s termination of employment or services in specified circumstances, unless the compensation committee or the option agreement permits exercise of the option following the holder’s termination to any greater or lesser extent.

Stock appreciation rights

Stock appreciation rights, or SARs, may be granted by the compensation committee (either in connection with, or independent of, an option) upon such terms and conditions determined by the compensation committee which are permitted under the 2017 Plan. Generally, SARs are awards that, upon their exercise, give the holder a right to receive from us an amount equal to the product of (1) the number of shares for which the SAR is exercised, multiplied by (2) the excess of the (a) fair market value of a share of Class A common stock on the exercise date, over (b) the grant price per share. The grant price per share cannot be less than 100% of the fair market value of a common share on the grant date of such SAR. SARs granted under the 2017 Plan in substitution or exchange for SARs or awards of another company involved in a corporate transaction with the company or a subsidiary will have an exercise price that is intended to preserve the economic value of the award that is replaced. A SAR may be settled in cash, shares or a combination of cash and shares, as determined by the compensation committee. SARs will become exercisable and expire at the times and on the terms established by the compensation committee. The number of shares covered by each SAR will be determined by the compensation committee, but no participant may be granted in any fiscal year SARs covering more than                  shares of Class A common stock.

Restricted stock and restricted stock units

Restricted stock awards are shares of Class A common stock are awarded to a participant subject to the satisfaction of the terms and conditions established by the compensation committee. Until the applicable restrictions lapse, shares of restricted stock will be subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the participant who holds those shares. Restricted stock units will be denominated in units of shares of Class A common stock, except that no shares are actually issued to the participant on the grant date. When a restricted stock unit award vests, the participant will be entitled to receive shares of Class A common stock, a cash payment based on the value of shares of Class A common stock or a combination of shares and cash. Vesting of restricted stock awards and restricted stock units may be based on continued employment or service and/or satisfaction of performance goals or other conditions established by the compensation committee. Subject to the other terms of the 2017 Plan, a recipient of restricted stock will generally have the rights and privileges of a shareholder during the restriction period, including the right to receive any dividends, which may be subject to the same restrictions as the restricted stock, unless the compensation committee provides otherwise in the award agreement. A recipient of restricted stock units will have none of the rights of a shareholder unless and until shares are actually delivered to the recipient. The number of shares of restricted stock and/or restricted stock units granted to a participant will be determined by the compensation committee, but no participant may be granted in any fiscal year more than                  shares subject to awards of restricted stock or restricted stock units. Upon termination of employment or service, or failure to satisfy other vesting conditions, a participant’s unvested shares of restricted stock and unvested restricted stock units are forfeited unless the participant’s award agreement, or the compensation committee, provides otherwise.

Performance units, performance shares and cash-based awards

Performance units, performance shares and cash-based awards granted to a participant under the 2017 Plan will be amounts credited to a bookkeeping account established for the participant. A performance unit is a fixed or variable dollar-denominated unit with a value determined by the compensation committee and stated in the award agreement. The value of a performance share is based on the value of our common share. A cash-based award has a value that is established by the compensation committee at the time of its grant. The number of performance units, performance shares and cash-based awards granted to a participant will be determined by the compensation committee; however, no participant may be granted in any fiscal year performance units amounting to more than $                , performance shares with respect to more than                  shares or cash-based awards amounting to more than $                . Whether a performance unit, performance share or cash-based award actually will result in a payment to a participant will depend upon the extent to which performance goals or other conditions established by the compensation committee are satisfied. After a performance unit, performance share or cash-based award has vested, the participant will be entitled to receive a payout of cash, shares of Class A common stock or a combination thereof, as determined by the compensation committee. A participant’s award agreement will describe the effect of a termination of employment or service on the participant’s performance units, performance shares or cash-based award.

Other stock-based awards

The compensation committee will be authorized to grant to participants other stock-based awards under the 2017 Plan, which will be valued in whole or in part by reference to, or otherwise based on, shares of Class A common stock. The form of any other stock-based awards will be determined by the compensation committee, and may include a grant or sale of unrestricted shares of Class A common stock. The number of shares of Class A common stock related to another stock-based award will be determined by the compensation committee; however, no participant may be granted in any fiscal year other stock-based awards with respect to more than                  shares (or cash amounts based on the fair market value of this number of shares on the grant date of the award). Other stock-based awards may be paid in shares of Class A common stock, cash or a combination of shares and cash, according to the award agreement. The terms and conditions, including vesting conditions, of another stock-based award will be established by the compensation committee when the award is made. The compensation committee will determine the effect of a termination of employment or service on a participant’s other stock-based awards.

Dividend equivalents

The compensation committee will be authorized to provide part of an award with dividends or payment of dividend equivalents, on such terms and conditions as may be determined by the compensation committee in its sole discretion and consistent with the 2017 Plan; provided, however, that no dividends or dividend equivalents will be payable in respect to outstanding options or SARS. Dividend equivalents may not be paid until and to the extent the underlying award vests or is exercised.

Performance-based awards

Restricted stock awards, restricted stock units, performance units, performance shares, cash-based awards and other stock-based awards subject to performance conditions may, in the compensation committee’s discretion and subject to stockholder approval of the 2017 Plan prior to the payment of any awards, be structured to qualify as performance-based compensation that is exempt from the deduction limitations of section 162(m) of the Internal Revenue Code. Awards intended to satisfy this exemption must be conditioned on the achievement of objectively determinable performance goals based on one or more of the performance measures, determined in relation to the company or its subsidiaries or any of their business units, divisions, services or products, or in comparison to a designated group of other companies or index.

The compensation committee will determine whether the performance goals that have been chosen for a particular performance-based award have been met. The compensation committee will have the discretion to adjust downwards but not upwards amounts payable or benefits granted, issued, retained or vested under a performance-based award described above. The compensation committee may not waive the achievement of performance goals applicable to these awards, except in the case of the participant’s death, disability or a change of control of the company. The compensation committee’s evaluation of the achievement of performance goals may include or exclude any of the following events that occur during a performance period: (1) gains or losses on sales or dispositions, (2) asset write-downs, (3) changes in tax law or rate, including the impact on deferred tax liabilities, (4) the cumulative effect of changes in accounting principles, (5) extraordinary items, or with respect to fiscal years beginning after January 1, 2017, events of an “unusual nature” or of a type that indicate “infrequency of occurrence,” and appearing in our financial statements or notes thereto appearing in our Annual Report on Form 10-K, or in “management’s discussion and analysis of financial performance” appearing in such Annual Report, (6) acquisitions occurring after the start of a performance period or unbudgeted costs incurred related to future acquisitions, (7) operations discontinued, divested or restructured during the performance period, including severance costs, (8) gains or losses on refinancing or extinguishment of debt, (9) foreign exchange gains and losses, and (10) any other similar event or condition specified in the applicable award agreement.

Deferrals of awards

The compensation committee may, to the extent permitted by law, require or allow participants to defer receipt of all or part of any cash or shares subject to their award agreements on the terms of any deferred compensation plan of the company or other terms set by the compensation committee. Any such deferred compensation plan or other terms set by the compensation committee will be exempt from, or comply with the rules under Section 409A of the Internal Revenue Code.

Transferability of awards

Options, SARs, unvested restricted stock, and other awards under the 2017 Plan may not be sold or otherwise transferred except in the event of a participant’s death to his or her designated beneficiary or by will or the laws of descent and distribution, unless otherwise determined by the compensation committee. The compensation committee may permit awards other than incentive stock options and any related SARs to be transferred for no consideration.

Change of control

In the event of our change of control (as defined in the 2017 Plan), each outstanding award will be treated as the compensation committee determines, either by the terms of the award agreement or by resolution adopted by the compensation committee, including, without limitation, that the awards may be vested, assumed, replaced with substitute awards, cashed-out or terminated.

Changes in capital

In the event of a change in our capital structure, such as a stock dividend, stock split or recapitalization, or a corporate transaction, such as a merger, consolidation, reorganization or spin-off, the compensation committee or the board will make substitutions or adjustments that it deems appropriate and equitable to: (1) the aggregate number, class and kind of shares or other securities reserved for issuance and delivery under the 2017 Plan; (2) the number, class and kind of shares or other securities subject to outstanding awards; (3) the option exercise price, grant price or other price of securities subject to outstanding options, stock appreciation rights and, to the extent applicable, other awards; and (4) the limits on the number of shares that may be subject to awards granted to a single participant under the 2017 Plan. In the case of a corporate transaction, these adjustments may include, for example, (1) cancellation of outstanding awards in exchange for payments of cash or property; (2) substitution of other property (for example, stock of another company) for shares of Class A common stock subject to outstanding awards; and (3) in connection with a transaction in which a subsidiary, affiliate or division of us is sold or otherwise ceases to be owned by us, arranging for the assumption of awards, or replacement of awards with new awards based on other property or other securities, by the affected subsidiary, affiliate, or division, or by the entity that controls that subsidiary, affiliate, or division (as well as any corresponding adjustments to awards that remain based upon our securities). The compensation committee will also make appropriate adjustments and modifications in the terms of any outstanding awards to reflect, or related to, any such events, adjustments, substitutions or changes, including modifications of performance goals and changes in the length of performance periods.

Amendment and termination

The board will have the authority to amend, alter, suspend or terminate the 2017 Plan in whole or in part, in its sole discretion. However, the board will be required to obtain approval of the shareholders, if required by the exemption from the short-swing profit recovery rules of the Exchange Act, the tax law requirements for incentive stock options, or any applicable law, regulation or rule, of any amendment of the 2017 Plan that would: (1) increase the maximum number of shares of Class A common stock that may be sold or awarded under the 2017 Plan, or that may be subject to awards granted to a single participant; (2) decrease the minimum option exercise price or SAR grant price required by the 2017 Plan, except, in the case of (1) or (2), in the event of certain changes in capital of the company (as described above under “—Changes in capital”); (3) change the class of persons eligible to receive awards under the 2017 Plan; (4) change the performance measures applicable to awards intended to qualify as performance-based compensation under section 162(m) of the Internal Revenue Code; (5) extend the duration of the 2017 Plan or the maximum exercise periods of any options or SARs granted under the 2017 Plan; or (6) otherwise require shareholder approval to comply with applicable laws, regulations or rules. The compensation committee may also amend outstanding awards.

However, no amendment, alteration, suspension or termination of the 2017 Plan or amendment of outstanding awards may materially impair the previously accrued rights of a participant under any outstanding award without his or her written consent, except (1) to comply with (a) the exemption from the short-swing profit recovery rules of the Exchange Act or (b) the exception for performance-based compensation under section 162(m) of the Internal Revenue Code, or (2) where the board or the compensation committee determines that the amendment or alteration either (a) is required or advisable to comply with laws, regulations, rules or accounting standards or (b) is not reasonably likely to significantly diminish, without adequate compensation, the benefits provided under an award. Additionally, the provisions of the 2017 Plan described above under “—Change of control” may not be amended, terminated or modified on or after the date of a Change of Control to materially impair any participant’s outstanding award without that participant’s prior written consent. The board or the compensation committee will also make adjustments that it deems appropriate to awards under the 2017 Plan in recognition of unusual or nonrecurring events affecting the company or its financial statements or changes in laws, regulations, rules or accounting principles.

The 2017 Plan will prohibit the company from reducing the exercise price or grant price of an outstanding stock option or SAR or replacing an outstanding stock option or SAR with a new option or SAR that has a lower exercise price or grant price, or with any other type of new award under the 2017 Plan, except in connection with a share change, a corporate transaction or as otherwise described under “—Changes in capital” above, without first obtaining shareholder approval.

Duration of 2017 Plan

No awards will be made under the 2017 Plan on or after the earlier of (1) the tenth anniversary of the effective date of the 2017 Plan, or (2) the date on which all shares of Class A common stock reserved under the 2017 Plan have been issued or are no longer available for use under the 2017 Plan.

Forfeiture

The 2017 Plan will authorize the compensation committee to provide for the forfeiture or recoupment of a participant’s awards in certain situations, such as the termination of the participant’s employment for cause, serious misconduct, breach of noncompetition, confidentiality or other restrictive covenants, or other activity detrimental to our business, reputation or interests. If we are required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement under the federal securities laws, we may seek to recover from any current or former executive officer any payment in settlement of an award earned or accrued during the three-year period preceding the accounting restatement. The amount to be recovered will be based on the excess of the amount paid under the award over the amount that would have been paid under the award if the financial statements had been correct.

Certain relationships and related party transactions

The following is a description of transactions since January 1, 2014 to which we have been a party, in which the amount involved exceeds $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Issuance of EVO common stock and conversion of EVO LLC interests

As part of the Reorganization Transactions, we will issue shares of our common stock to the Continuing LLC Owners for nominal consideration, and all outstanding Class A units, Class B units, Class C units, Class D units and Class E units issued by EVO LLC and held by the Continuing LLC Owners will be converted into LLC Interests. In addition, we will issue shares of our Class A common stock to certain of our current and former employees upon conversion of the outstanding unit appreciation awards held by these individuals (and we will be deemed to have made a related capital contribution to EVO LLC in exchange for LLC Interests corresponding to these shares of Class A common stock).

The table below sets forth the number of shares of common stock and LLC Interests that will be issued to each of our directors, executive officers and 5% stockholders in the Reorganization Transactions based on an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus. The actual number of shares of common stock and LLC Interests issued will be based on the final public offering price per share of our Class A common stock in this offering. See “Principal stockholders” for more information.

Name	LLC Interests to be issued	Shares of Class A common stock	Shares of Class B common stock	Shares of Class C common stock	Shares of Class D common stock
Blueapple		—		—	—
MDP			—	—
James G. Kelly(1)		—	—		—
Jeffrey Rosenblatt(2)		—	—		—
Brendan F. Tansill		—	—		—
Darren Wilson	—		—	—	—
Kevin M. Hodges		—	—		—
Steven J. de Groot		—	—		—
Michael L. Reidenbach		—	—		—
Catherine E. Lafiandra	—		—	—	—
David L. Goldman		—	—		—

(1)	Includes LLC Interests and shares of Class C common stock issued to the James G. Kelly Grantor Trust Dated January 12, 2012.

(2)	Mr. Rosenblatt served as our President from December 2012 to November 2016.

EVO LLC agreement

Agreement in effect before completion of this offering

The Continuing LLC Owners are parties to a limited liability company agreement of EVO LLC, as amended and restated as of December 27, 2012, which governs the business operations of EVO LLC and defines the relative rights and privileges associated with the existing units of EVO LLC. We refer to this agreement as the Existing LLC Agreement. The day-to-day business operations of EVO LLC are overseen and implemented by officers of EVO LLC. Each existing member’s rights under the Existing LLC Agreement continue until the effective time of EVO LLC’s amended and restated operating agreement to be adopted in connection with this offering, as described below, at which time the existing members will continue as members that hold LLC Interests with the respective rights thereunder.

Agreement in effect upon completion of this offering

In connection with the completion of this offering, we and the Continuing LLC Owners will enter into the EVO LLC amended and restated limited liability company agreement, which we refer to as the EVO LLC Agreement.

Appointment as manager.    Under the EVO LLC Agreement, we will become a member and the sole manager of EVO LLC. As the sole manager, we will be able to control all of the day-to-day business affairs and decision-making of EVO LLC without the approval of any other member. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of EVO LLC and the day-to-day management of EVO LLC’s business. Pursuant to the terms of the EVO LLC Agreement, we cannot, under any circumstances, be removed as the sole manager of EVO LLC except by our election.

Compensation.    We will not be entitled to compensation for our services as manager. We will be entitled to reimbursement by EVO LLC for fees and expenses incurred on behalf of EVO LLC, including all expenses associated with this offering and maintaining our corporate existence.

Distributions.    The EVO LLC Agreement will require “tax distributions” to be made by EVO LLC to its members, as that term is defined in the agreement, except to the extent such distributions would render EVO LLC insolvent or are otherwise prohibited by law, our Senior Secured Credit Facilities or any of our future debt agreements. Tax distributions will be made as and when members are required to make estimated payments or file tax returns, which we expect will be approximately on a quarterly basis, to each member of EVO LLC, including us, based on such member’s allocable share of the taxable income of EVO LLC and an assumed tax rate that will be determined by us. For this purpose, the taxable income of EVO LLC, and the members’ allocable share of such taxable income, shall be determined without regard to any tax basis adjustments that are personal to any member, including as a result from our deemed or actual purchase of an LLC Interest from the Continuing LLC Owners (as described below under “—Tax receivable agreement”). The assumed tax rate that we expect to use for purposes of determining tax distributions from EVO LLC to its members will be the highest combined federal, state, and local tax rate that may potentially apply to any one of EVO LLC’s members (currently 52.22% of taxable income), regardless of the actual final tax liability of any such member. We expect EVO LLC may make distributions out of distributable cash periodically to enable us to cover our operating expenses and other obligations, including our obligations under the TRA, as well as to make dividend payments, if any, to the holders of our Class A common stock, except to the extent such distributions would render EVO LLC insolvent or are otherwise prohibited by law, our Senior Secured Credit Facilities or any of our future debt agreements.

Transfer restrictions.    The EVO LLC Agreement generally does not permit transfers of LLC Interests by members, subject to certain limited exceptions. Any transferee of LLC Interests must assume, by operation of law or written agreement, all of the obligations of a transferring member with respect to the transferred units, even if the transferee is not admitted as a member of EVO LLC.

Common unit sale and exchange rights.    The EVO LLC Agreement provides certain sale and exchange rights to the Continuing LLC Owners that entitles each Continuing LLC Owner to have all or a portion of its LLC Interests purchased by us or exchanged for Class A common stock, as applicable, or redeemed by EVO LLC, at any time following this offering.

Pursuant to the EVO LLC Agreement, upon receipt of a sale notice from Blueapple with respect to its LLC Interests, we will use our commercially reasonable best efforts to pursue a public offering of shares of our

Class A common stock and use the net proceeds therefrom to purchase LLC Interests from Blueapple. We may elect, at our option (determined solely by our independent directors (within the meaning of the rules of the              ) who are disinterested), to cause EVO LLC to instead redeem the applicable LLC Interests for cash; provided that Blueapple consents to any election by us to cause EVO LLC to redeem the LLC Interests. Blueapple will not be entitled to deliver more than four sale notices in the aggregate that are ultimately settled as purchases of LLC Interests from the net proceeds of a public offering of Class A common stock during any twelve-month period. Any public offerings conducted by MDP pursuant to the exercise of its registration rights pursuant to the Registration Rights Agreement where we register shares to purchase LLC Interests from Blueapple will also count as a sale notice for purposes of this limitation.

Each Continuing LLC Owner (other than Blueapple) will have an exchange right providing that, upon receipt of an exchange notice from such Continuing LLC Owner, we will exchange the applicable LLC Interests for newly issued shares of our Class A common stock on a one-for-one basis pursuant to the Exchange Agreement. Upon our receipt of such an exchange notice, we may elect at our option (determined solely by our independent directors (within the meaning of the rules of the              ) who are disinterested), to cause EVO LLC to instead redeem the applicable LLC Interests for cash; provided that such Continuing LLC Owner consents to any election by us to cause EVO LLC to redeem the LLC Interests. In the event that a Continuing LLC Owner does not consent to an election by us to cause EVO LLC to redeem the LLC Interests, we are required to exchange the applicable LLC Interests for newly issued shares of Class A common stock.

Any LLC Interests purchased from Blueapple following the completion of a public offering of shares of our Class A common stock will be purchased for cash at a price per LLC Interest equal to the price per share of such Class A common stock sold (after deducting underwriting discounts and commissions) in the offering. Any LLC Interests redeemed by EVO LLC from any Continuing LLC Owner will be redeemed at a price per LLC Interest equal to a volume-weighted average market price of one share of our Class A common stock for each LLC Interest (subject to customary adjustments, including for stock splits, stock dividends and reclassifications).

If we elect to cause EVO LLC to redeem LLC Interests in lieu of pursuing a public offering or exchanging LLC Interests for newly issued shares of our Class A common stock, we will offer the other Continuing LLC Owners the right to have their respective LLC Interest redeemed in an amount up to such person’s pro rata share of the aggregate LLC Interests to be redeemed. We will not be required to redeem any LLC Interest from Blueapple or any other Continuing LLC Owner in response to a sale notice from Blueapple if we elect to pursue, but are unable to complete, a public offering of shares of our Class A common stock.

Each Continuing LLC Owner’s exchange rights will be subject to certain customary limitations, including the expiration of any contractual lock-up period relating to the shares of Class A common stock that may be applicable to us or to such Continuing LLC Owner that would prohibit the exchange and the absence of any liens or encumbrances on such LLC Interest to be purchased or redeemed. The settlement of a purchase of LLC Interests from Blueapple is subject to the consummation of a public offering generating sufficient net proceeds to us to purchase the applicable LLC Interests, subject to customary cutback provisions. Any Continuing LLC Owner (other than Blueapple) may condition the settlement of any exchange of LLC Interests from such Continuing LLC Owner on the closing of an underwritten offering of the shares of our Class A common stock to be issued in connection with the settlement.

Pursuant to the Registration Rights Agreement described below, MDP will have customary registration rights, and all Continuing LLC Owners (other than Blueapple) will have customary piggyback registration rights, including piggyback rights with respect to any public offering conducted in response to our receipt of a sale notice from Blueapple. Pursuant to the EVO LLC Agreement, Blueapple will also have the right, in connection with any public offering we conduct (including any offering conducted as a result of an exercise by MDP of its registration rights), to request that we use our commercially reasonable best efforts to include shares of our Class A common stock as part of such public offering and use the net proceeds there from to purchase a pro rata portion of its LLC Interests. Our requirement to pursue public offerings and purchase of LLC Interests from Blueapple for cash in connection with any offering will be subject to customary cutback provisions typical for registration rights agreements.

In addition, we will agree under the Registration Right Agreement to maintain a registration statement with respect to the issuance of the Class A common stock to be issued upon exchange of any outstanding LLC Interests pursuant to the exchange rights described above.

Any time we purchase LLC Interests from any Continuing LLC Owner, our ownership of LLC Interests will increase. Whether by purchase or redemption, we are obligated to ensure that at all times the number of LLC Interests that we own equals the number of our outstanding shares of Class A common stock (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

In connection with any purchase or redemption of LLC Interests from a Continuing LLC Owner, the Continuing LLC Owner will be required to surrender a number of shares of our Class B common stock, Class C common stock, or Class D common stock, as applicable, registered in the name of such Continuing LLC Owner, which we will cancel for no consideration on a one-for-one basis with the number of LLC Interests purchased or redeemed.

In addition to the exchange rights described above, an affiliate of MDP is the holder of a call option that provides the holder the option to purchase, from MDCP VI-C Cardservices Blocker Corp, LLC Interests. Pursuant to the EVO LLC Agreement, the affiliate has the right to require a purchase and simultaneous exercise of all or a portion of the call option by us. Upon exercising this right, we will purchase the call option from the affiliate of MDP at a price equal to the amount that would be payable to such holder upon exercise of an exchange right described above, less the strike price of the call option. Simultaneously upon purchase, we will exercise the call option. The aggregate value of the consideration paid by us to acquire any LLC Interests pursuant to the call option (i.e., the sum of the call option purchase price and the call option exercise price) will be the same as if we had acquired the relevant LLC Interests directly pursuant to the sale and exchange mechanics described above.

Maintenance of one-to-one ratio between shares of Class A common stock and LLC Interests.    The EVO LLC Agreement requires EVO LLC to take all actions with respect to its LLC Interests, including reclassifications, distributions, divisions or recapitalizations, to maintain at all times a one-to-one ratio between the number of LLC Interests owned by us and the number of shares of our Class A common stock outstanding. This ratio requirement disregards (1) shares of our Class A common stock under unvested options issued by us, (2) treasury stock and (3) preferred stock or other debt or equity securities (including warrants, options or rights) issued by us that are convertible into or exercisable or exchangeable for shares of Class A common stock, except to the extent we have contributed the net proceeds from such other securities, including any exercise or purchase price payable upon conversion, exercise or exchange thereof, to the equity capital of EVO LLC. In addition, this Class A common stock ratio requirement disregards all LLC Interests at any time held by any other person, including the Continuing LLC Owners. If we issue, transfer or deliver from treasury stock or purchase shares of Class A common stock in a transaction not contemplated by the EVO LLC Agreement, we as manager have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries or purchases, the number of outstanding LLC Interests we own equals, on a one-for-one basis, the number of outstanding shares of Class A common stock. If we issue, transfer or deliver from treasury stock or purchase or redeem any of our preferred stock in a transaction not contemplated by the EVO LLC Agreement, we as manager have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries purchases or redemptions, we hold (in the case of any issuance, transfer or delivery) or cease to hold (in the case of any purchase or redemption) equity interests in EVO LLC which (in our good faith determination) are in the aggregate substantially equivalent to our preferred stock so issued, transferred, delivered, purchased or redeemed. EVO LLC is prohibited from undertaking any subdivision (by any split of units, distribution of units, reclassification, recapitalization or similar event) or combination (by reverse split of units, reclassification, recapitalization or similar event) of the LLC Interest that is not accompanied by an identical subdivision or combination of our Class A common stock to maintain at all times a one-to-one ratio between the number of LLC Interests owned by us and the number of outstanding shares of our Class A common stock, subject to exceptions.

Issuance of LLC Interests Upon Exercise of Options or Issuance of Other Equity Compensation.    Upon the exercise of options issued by us, or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will have the right to acquire from EVO LLC a number of LLC Interests equal to the number of our shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of EVO LLC or its subsidiaries, we will make, or be deemed to make, a capital contribution in EVO LLC equal to the aggregate value of such shares of Class A common stock and EVO LLC will issue to us a number of LLC Interests equal to the number of shares we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of EVO LLC or its subsidiaries, then we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to EVO LLC (or the applicable subsidiary of EVO LLC) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of EVO LLC or its subsidiaries, on each applicable vesting date we will be deemed to have sold to EVO LLC (or such subsidiary) the number of vested shares at a price equal to the market price per share, EVO LLC (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in EVO LLC equal to the purchase price for such shares in exchange for an equal number of LLC Interests.

Dissolution.    The EVO LLC Agreement provides that the unanimous consent of all members holding voting units will be required to voluntarily dissolve EVO LLC. In addition to a voluntary dissolution, EVO LLC will be dissolved upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) first, to pay the expenses of winding up EVO LLC; (2) second, to pay debts and liabilities owed to creditors of EVO LLC, other than members; (3) third, to pay debts and liabilities owed to members; and (4) fourth, to the members pro-rata in accordance with their respective percentage ownership interests in EVO LLC (as determined based on the number of LLC Interests held by a member relative to the aggregate number of all outstanding LLC Interests).

Amendment.    The EVO LLC Agreement provides that it may be amended or modified by us as the manager. However, no amendment or modification, whether by merger, consolidation or otherwise, (1) to the amendment provisions of the EVO LLC Agreement may be made without the prior written consent of each member of EVO LLC, (2) to any of the terms and conditions of the EVO LLC Agreement that expressly require the approval or action of certain persons may be made without obtaining the consent of the requisite number or specified percentage of such persons who are entitled to approve or take action on such matter, and (3) to any of the terms and conditions of the EVO LLC Agreement may be made without the prior written consent of any member of EVO LLC to the extent such amendment or modification adversely affects the rights or powers of such member or imposes additional obligations on such member.

Indemnification.    The EVO LLC Agreement provides for indemnification by EVO LLC of the manager, members and officers of EVO LLC and EVO LLC’s subsidiaries or affiliates. Under the EVO LLC Agreement, EVO LLC also agrees, subject to certain limitations, to indemnify the Continuing LLC Owners against losses, claims, actions, damages, liabilities and expenses related to any public offering of shares of our Class A common stock where we use the net proceeds therefrom to purchase LLC Interests from the Continuing LLC Owners.

Tax receivable agreement

As described in “Organizational structure,” we intend to use all of the net proceeds from this offering to purchase LLC Interests directly from EVO LLC. After this offering, we expect to obtain an increase in our share of the tax basis of the assets of EVO LLC from future purchases or redemptions of LLC Interests that result from Continuing LLC Owners exercising their rights to have LLC Interests purchased by us (including through the call option held by an affiliate of MDP as described above) or redeemed by EVO LLC, which we intend to treat, to the extent the law allows, as our direct purchase of LLC Interests from a Continuing LLC Owner for U.S. federal income and other applicable tax purposes (such basis increases, the “Basis Adjustments”). For purposes of this discussion of the TRA, the Continuing LLC Owners shall include the MDP affiliate who owns the call option described above. Any Basis Adjustment will have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities, to the extent we would otherwise have had net taxable income on which we would have been required to pay income tax. The Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

In connection with the transactions described above, we will enter into the TRA with the Continuing LLC Owners that will provide for the payment by us to such persons of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of the transactions described above, including increases in the tax basis of the assets of EVO LLC attributable to payments made under the TRA and deductions attributable to imputed interest payments pursuant to the TRA. EVO LLC intends to have in effect an election under Section 754 of the Internal Revenue Code effective for each taxable year in which a purchase or redemption of LLC Interests for cash occurs. These tax benefit payments are not conditioned upon one or more of the Continuing LLC Owners maintaining a continued ownership interest in either EVO LLC or us. The Continuing LLC Owners’ rights under the TRA are assignable to permitted transferees of their LLC Interests (other than EVO LLC or us as transferee pursuant to a purchase or redemption of LLC Interests). We will benefit from the remaining 15% of the tax benefits, if any, that we may actually realize.

The actual Basis Adjustments, as well as any amounts paid to the Continuing LLC Owners under the TRA will vary depending on a number of factors, including:

•

the timing of any subsequent purchases or redemptions—for instance, the Basis Adjustments resulting from a purchase or redemption of LLC Interests will depend on the fair market value of LLC Interests at the time of purchase or redemption. Thus, the Basis Adjustment will vary because of fluctuations in fair market value;

•

in the case of purchases, the price of shares of our Class A common stock at the time of initial purchases or subsequent purchases, after deducting underwriting discounts and commissions, and in the case of redemptions, the price of shares of our Class A common stock at the time of redemptions—the Basis Adjustments, as well as any related increase in any tax deductions, is directly related to the price of shares of our common stock at the time of the initial purchases or subsequent purchases or redemptions;

•

nature of acquisition of LLC Interests—if an acquisition of LLC Interests is not taxable for any reason, increased tax deductions will not be available. Moreover, taxable acquisitions can lead to different payments under the TRA depending on whether they constitute purchases by EVO Payments, Inc. or redemptions by EVO LLC; and

•

the amount and timing of tax benefits—the TRA generally will require us to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the TRA. If we do not have taxable income, we generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the TRA for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the TRA.

For purposes of the TRA, cash tax savings in income tax and franchise tax in lieu of income tax will be computed by comparing our actual income and franchise tax liability to the amount of such taxes that we would have been required to pay had there been no Basis Adjustments and had the TRA not been entered into. The amount of state and local taxes that would have been paid in that case will be determined using an estimated rate of tax that approximates the overall state and local tax rate that would have been applied. The TRA will generally apply to each of our taxable years, beginning with the first taxable year ending after the consummation of this offering. There is no maximum term for the TRA; however, the TRA may be terminated by us pursuant to an early termination procedure that requires us to pay the Continuing LLC Owners an agreed upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated with certain assumptions).

The payment obligations under the TRA are obligations of EVO Payments, Inc. and not of EVO LLC. Although the actual timing and amount of any payments that may be made under the TRA will vary, we expect that the payments to the Continuing LLC Owners could be substantial. Any payments made by us to the Continuing LLC Owners under the TRA will generally reduce the amount of overall cash flow that might have otherwise been available to us or to EVO LLC and, to the extent that we are unable to make payments under the TRA for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. We anticipate funding payments under the TRA from cash flow from operations of our subsidiaries, available cash and available borrowings under the credit facility.

The TRA provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, or that if, at any time, we elect an early termination of the TRA, then the TRA will terminate and our obligations, or our successor’s obligations, under the TRA would accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the TRA. We may elect to completely terminate the TRA early only with the written approval of a majority of our “independent directors” (within the meaning of Rule 10A-3 promulgated under the Exchange Act and the corresponding rules of              ). The Continuing LLC Owners that will be members of our board, will not be “independent directors” for this purpose and will not have the ability to cause us to elect an early termination of the TRA.

Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, tax planning, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by a Continuing LLC Owner under the TRA. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the TRA and increase the present value of such payments.

As a result of a change in control or our election to terminate the TRA early, (1) we could be required to make cash payments to the Continuing LLC Owners that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the TRA, and (2) we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the TRA, based on certain assumptions, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the TRA could have a material adverse effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control.

There can be no assurance that we will be able to finance our obligations under the TRA.

Payments under the TRA will be based on tax reporting positions that we take. We will not be reimbursed for any cash payments previously made to the Continuing LLC Owners pursuant to the TRA if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, any excess cash payments made by us to a Continuing LLC Owner will be netted against any future cash payments that we might otherwise be required to make to that Continuing LLC Owner under the terms of the TRA. However, a challenge to any tax benefit initially claimed by us might not arise for a number of years following the initial time of such payment or, even if challenged early, such excess payments may be greater than future cash payments that could be offset under the TRA. As a result, it is possible that we could make cash payments under the TRA that are substantially greater than our actual cash tax savings. Although we are not currently aware of any potential challenge, if we subsequently determine that any Basis Adjustments or other tax benefits may be subjected to a reasonable challenge by a taxing authority, we may withhold payments to the Continuing LLC Owners under the TRA related to such Basis Adjustments or other tax benefits in an interest-bearing escrow account until such a challenge is no longer possible.

If, upon consultation with our auditors, we reasonably determine that a tax reserve or contingent liability must be established in relation to any past or future tax position that affects the amount of any past or future TRA payment, then any TRA payments that would otherwise be made to the Continuing LLC Owners will, to the extent determined reasonably necessary by our audit committee, be paid into an interest-bearing escrow account until the relevant reserve is released or contingent liability is eliminated or, if the relevant reserve or contingent liability is a result of a formal notice or assessment from a taxing authority, until a final determination is received. We will have full responsibility for, and sole discretion over, all EVO Payments, Inc. tax matters, including the filing and amendment of all tax returns and claims for refund and defense of all tax contests, subject to certain participation and approval rights held by the Continuing LLC Owners.

Under the TRA, we are required to provide the Continuing LLC Owners with a schedule showing the calculation of payments that are due under the TRA with respect to each taxable year with respect to which a payment obligation arises within 90 days after filing our U.S. federal income tax return for such taxable year. This calculation will be based upon the advice of our tax advisors. Payments under the TRA will generally be made to the Continuing LLC Owners within five business days after this schedule becomes final pursuant to the procedures set forth in the TRA, although interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the TRA will continue to accrue interest at LIBOR plus 500 basis points until such payments are made, generally including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.

Assuming that there are no material changes in the relevant tax law, the underwriters do not exercise their option to purchase additional shares of Class A common stock, we are able to fully depreciate or amortize our assets, we earn sufficient taxable income to realize the full tax benefit of the increased depreciation and amortization of our assets, we expect that future payments under the TRA will range from approximately $         million to $         million per year over the next          years. Future payments under the TRA in respect of purchases or exchanges of LLC Interests by the Continuing LLC Owners will be in addition to these amounts and are expected to be substantial.

As discussed above, actual amounts of payments under the TRA and the timing of such payments will vary and will be determined based on a number of factors, including the timing and nature of future acquisitions of LLC Interests, the price of Class A common stock at the time of each purchase or redemption, the extent to which such purchases or redemptions are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the timing and amount of any subsequent asset dispositions. Thus, it is likely that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding payments under the TRA as compared to the estimates set forth above. Payments under the TRA are not conditioned on the Continuing LLC Owners’ continued ownership of us.

Exchange agreement

In connection with the completion of this offering, we will enter into the Exchange Agreement with the Continuing LLC Owners (other than Blueapple) providing for the exchange of Class A common stock for LLC Interests in accordance with the exchange rights described in “—EVO LLC agreement—Agreement in effect upon completion of this offering—Common unit sale and exchange rights.”

Registration Rights Agreement

In connection with the completion of this offering, we will enter into the Registration Rights Agreement providing MDP with customary demand registration rights that require us to register shares of Class A common stock held by it, including any Class A common stock received upon our exchange of its LLC Interests. MDP may exercise these registration rights at any time following our initial public offering and the expiration of any related lock-up period. MDP will not be entitled to demand registration of shares of Class A common stock it holds or receives in exchange for LLC Interests more than four times during any twelve-month period. The delivery of any sale notice by Blueapple pursuant to the EVO LLC Agreement settled by our undertaking a public offering in which MDP participates will also count as a demand registration for purposes of this limitation.

All Continuing LLC Owners (other than Blueapple) will also receive customary piggyback registration rights with respect to any public offering by us, including the right to participate on a pro rata basis in any public offering we conduct in response to our receipt of a sale notice from Blueapple.

In addition, we will agree to maintain a registration statement with respect to the issuance of the Class A common stock to be issued in exchange for any outstanding LLC Interests pursuant to the Exchange Agreement.

Director nomination agreement

In connection with this offering, we and MDP intend to enter into a director nomination agreement. The director nomination agreement will provide MDP with the right to designate for nomination two of our seven directors. We will then be required, to the extent permitted by applicable law, to take all necessary action to cause our board of directors and the nominating and corporate governance committee to include such designees, as applicable, in the slate of director nominees for election by our stockholders. The designees will be divided among the three classes of our board of directors with one designee as a Group II director and one designee as a Group III director. Pursuant to the director nomination agreement, we will also agree not to take any action to change the size of the board of directors from seven without MDP’s consent.

MDP’s right to designate two directors will terminate once MDP no longer holds at least 15% of the voting power of our outstanding voting stock. MDP will thereafter have the right to designate one director until such time as MDP no longer holds at least 5% of the voting power of our outstanding voting stock. MDP will be entitled to designate the replacement of any of its board designees whose service terminates prior to the end of the director’s term, regardless of MDP’s voting power at the time. In addition, so long as MDP maintains director nomination rights under the director nomination agreement, we will not increase the size of our board of directors from seven directors without MDP’s prior consent.

Mexico acquisition

On August 31, 2015, we completed the Mexico acquisition. In connection with financing the acquisition, we entered into a Loan Authorization Agreement, dated August 25, 2015, with BMO Harris Bank to obtain bridge financing of up to $104.5 million in the form of an unsecured demand note with no stated maturity. We borrowed $95.3 million under the Loan Authorization Agreement to finance the acquisition, all of which was guaranteed as to repayment by MDP under the terms of the Loan Authorization Agreement. In connection with its guarantee, MDP also agreed to provide us with certain financing in order to repay the bridge financing and separately entered into fee letters with us on August 25, 2015 where we agreed to pay MDCP VI-B certain fees in connection with consulting services provided by MDCP VI-B relating to the bridge financing and MDP’s agreement to provide us with permanent financing to replace the bridge financing. We have paid MDCP VI-B a total of $7.0 million under these fee letters.

Issuance of Class E units

On January 30, 2017, we issued an aggregate of 979,662 Class E units at a per unit price of $70.41 to certain of our directors, executive officers and 5% stockholders in the amounts shown in the following table.

Name	Class E units issued
MDP	733,493
Blueapple	213,038
James G. Kelly(1)	11,362
Michael L. Reidenbach	10,814
Jeffrey Rosenblatt(2)	10,000
Steven J. de Groot	5,000
Brendan F. Tansill	5,000
Kevin M. Hodges	1,421
David L. Goldman	348

(3)	Includes 7,101 Class E units issued to the James G. Kelly Grantor Trust Dated January 12, 2012.

(4)	Mr. Rosenblatt served as our President from December 2012 to November 2016.

The proceeds from our issuance of Class E units, together with the proceeds of the our entry into the Senior Secured Credit Facilities in December 2016, were used to repay the bridge financing incurred in connection with our acquisition of the Citibanamex merchant acquisition business, as well as $5.7 million representing satisfaction in full of our payment obligations under the fee letters entered into with Fund VI-B in connection with the acquisition, and certain other expenses incurred by us in connection with the issuance of the Class E units. See “—Mexico acquisition” above for more information.

Payment processing and other services

We also provide card-based processing services to the merchants of Federated Payment Systems, LLC, or Federated. We hold a one-third ownership position in Federated, while JGRG Equities, LLC, an entity wholly owned by relatives of Mr. Sidhom, and an unrelated third party each also holding a one-third ownership position. While we perform some limited risk assessments for Federated on its merchants as part of this relationship, Federated is primarily responsible for conducting risk and underwriting assessments on its merchants and retains chargeback and other credit risk associated with merchants in its portfolio. For providing card-based processing services for these merchants, we receive a nominal fee in the middle of each month following the month in which the fee is earned. During the six months ended June 30, 2017 and during the years ended December 31, 2016, 2015 and 2014, we received $0.3 million, $0.5 million, $0.5 million and

$0.6 million, respectively, in revenues in connection with providing processing services to merchants of Federated. We also have a right to hold a reserve on Federated’s merchant portfolio for any potential losses we may incur. We may reassess and adjust the amount of these reserves as needed on a monthly basis. We believe these services have been provided on an arms-length basis consistent with the terms on which we would provide similar services to our other alliance partners.

We also rely on Federated Payments Canada Corp., or Federated Canada, to provide certain marketing services for our business in Canada. Mr. Sidhom holds a one-third, indirect ownership interest in Federated Canada. During the six months ended June 30, 2017 and during the years ended December 31, 2016, 2015 and 2014, we paid $4.0 million, $7.6 million, $8.5 million and $9.2 million, respectively, in fees to Federated Canada for the provisions of these services. We believe that the services provided as part of this relationship have been provided on an arms-length basis.

We pay Blueapple a commission related to activity on a portfolio of merchants. During the years ended December 31, 2016, 2015, and 2014, we paid Blueapple $0.1 million, $0.3 million, and $0, respectively, related to this activity.

Indemnification of directors and officers

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under the DGCL against expenses, losses and liabilities that may arise in connection with actual or threatened proceedings, in which they are involved by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Our bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, and our certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

Other related party transactions

MDP provides us with consulting services on an as needed basis. MDP primarily provides consulting services related to business development and potential acquisition and refinancing activities, for which we have paid MDP $0.1 million, $1.5 million and $42,000 during the years ended December 31, 2016, 2015 and 2014, respectively. We provide Blueapple with a variety of treasury, payroll, tax preparation and other back-office services, for which we have received payments of $0.1 million, $0.3 million and $0.4 million during the years ended December 31, 2016, 2015 and 2014, respectively. The fees we pay or receive for these services are agreed at the time the services are provided to us.

We lease office space located at 515 Broadhollow Road in Melville, New York for $0.1 million per month from 515 Broadhollow, LLC. 515 Broadhollow, LLC is majority-owned by Mr. Sidhom, Blueapple and various Sidhom family trusts. We believe these rental payments reflect market-based rents that we would pay for comparable office space.

In addition, we purchase water and meals for our various facilities from 515 Restaurant, LLC. We have spent $0.1 million during each of the years ended December 31, 2016, 2015 and 2014. 515 Restaurant, LLC is majority-owned by Mr. Sidhom. We believe these expenses reflect market-based costs that we would pay for comparable services at our facilities.

Policies and procedures for review and approval of related party transactions

Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our related person policy. Our related person policy requires that a “related person” (as defined in Item 404(a) of Regulation S-K) must promptly disclose to our general counsel or, to the extent we do not have a general counsel, to our chief executive officer any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The general counsel or chief executive officer, as applicable, will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or any committee of the board of directors consisting exclusively of disinterested directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote of a related person transaction in which they have an interest. Our policy does not specify the standards to be applied by our board of directors or the board committee in determining whether or not to approve or ratify a related person transaction, but we anticipate that these determinations will be made in accordance with principles of Delaware law generally applicable to directors of a Delaware corporation.

Principal stockholders

The following tables set forth information relating to the beneficial ownership of our Class A common stock, Class B common stock, Class C common stock and Class D common stock immediately following the Reorganization Transactions, including the consummation of this offering, and the beneficial ownership of LLC Interests immediately following the Reorganization Transactions, but prior to the consummation of this offering, and immediately following the Reorganization Transactions, including the consummation of this offering, by:

•

each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of Class A common stock, Class B common stock, Class C common stock and Class D common stock and LLC Interests;

•	each of our directors and named executive officers; and

•	all our directors and executive officers as a group.

As described in “Organizational structure” and “Certain relationships and related party transactions,” each Continuing LLC Owner will be entitled to have their LLC Interests purchased or redeemed for cash equal to the market value of the applicable number of our shares of Class A common stock. See “Organizational structure—Reorganization transactions.”

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of                 , 2017 through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, we believe, based on information furnished to us, that the persons named in the table have sole voting and investment power with respect to all shares of common stock and LLC Interests held by that person.

The percentage of shares beneficially owned is computed on the basis of              shares of our Class A common stock,              shares of our Class B common stock,              shares of our Class C common stock and              shares of our Class D common stock outstanding as of                 , 2017, which reflects the completion of the Reorganization Transactions described under “Organizational structure” based on an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus. Shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock that a person has the right to acquire within 60 days of the date set forth above are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o EVO Payments, Inc., Ten Glenlake Parkway, South Tower, Suite 950, Atlanta, Georgia 30328.

	Shares of Class A common stock beneficially owned after this offering			Shares of Class B common stock beneficially owned after this offering		Shares of Class C common stock beneficially owned after this offering		Shares of Class D common stock beneficially owned after this offering		Combined voting power after this offering
Name of beneficial owner	Number	% (1)	% (2)	Number	% (1)	Number	% (1)	Number	% (1)	% (1)	% (2)

5% Stockholders
Blueapple, Inc.(3)
Madison Dearborn Partners, LLC(4)

Directors, Director Nominees and Named Executive Officers
Rafik R. Sidhom(3)
Vahe Dombalagian(4)
Matthew W. Raino(4)
James G. Kelly(5)
Jeffrey Rosenblatt(6)
Darren Wilson(7)

All executive officers, directors and director nominees as a group (11 persons)

	LLC Interests beneficially owned prior to this offering**		LLC Interests beneficially owned after this offering
Name of beneficial owner	Number	%	Number	% (1)	% (2)

5% Unitholders
Blueapple, Inc.(3)
Madison Dearborn Partners, LLC(4)

Directors, Director Nominees and Named Executive Officers
Rafik R. Sidhom(3)
Vahe Dombalagian(4)
Matthew W. Raino(4)
James G. Kelly(5)
Jeffrey Rosenblatt(6)
Darren Wilson(7)
All executive officers, directors and director nominees as a group (11 persons)

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock or LLC Interests, as applicable.

**	Represents limited liability interests in EVO LLC immediately prior to Reorganization Transactions.

(1)	Assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

(2)	Assumes full exercise by the underwriters of their option to purchase additional shares of Class A common stock.

(3)	Consists of (i) Class A units and Class E units that will be converted into an aggregate LLC Interests in connection with the Reorganization Transactions and (ii) shares of Class B common stock that will be issued in connection with the Reorganization Transactions. Blueapple is controlled by its majority stockholder, Rafik R. Sidhom, who is our founder and chairman of our board of directors. The address for Blueapple and Mr. Sidhom is 515 Broadhollow Road, Melville, New York 11747.

(4)	Consists of (i) Class B units held by Madison Dearborn Capital Partners VI-B, L.P. (“MDCP VI-B”), Class B units held by Madison Dearborn Capital Partners Executive VI-B, L.P. (“MDCP Exec VI-B”), Class B units held by MDCP VI-C Cardservices Splitter, L.P. (“MDCP Cardservices Splitter I”), Class E units held by MDCP Cardservices LLC (“MDCP Cardservices”), and Class E units held by MDCP VI-C Cardservices Splitter II, L.P. (“MDCP Cardservices Splitter II”), all of which will be converted into an aggregate LLC Interests in connection with the Reorganization Transactions and (ii) shares of Class D common stock that will be held by MDCP VI-B, shares of Class D common stock that will be held by MDCP Exec VI-B, shares of Class D common stock that will be held by MDCP Cardservices Splitter I, shares of Class D common stock that will be held by MDCP Cardservices and shares of Class D common stock that will be held by Madison Dearborn Capital Partners VI-C, L.P. (“MDCP VI-C”), all of which will be issued in connection with the Reorganization Transactions. MDCP VI-B may be deemed to share beneficial ownership of the securities held by MDP Card Services, as its controlling member. Madison Dearborn Partners VI-B, L.P. (“MDP VI-B”) may be deemed to share beneficial ownership of the securities held by MDCP Cardservices Splitter I and by MDCP VI-B and MDCP Exec VI-B, as each of their general partners. Madison Dearborn Partners VI-A&C, L.P. (“MDP VI-A&C”), as the general partner of MDCP VI-C, may be deemed the beneficial owner of the securities held by MDCP VI-C and by MDCP Cardservices Splitter I by virtue of MDCP VI-C’s call option to acquire the securities held directly by MDCP Cardservices Splitter I. Madison Dearborn Partners, LLC (“MDP LLC”), as the general partner of each of MDP VI-B and MDP VI-A&C may be deemed to share beneficial ownership of the reported securities. As the sole members of the limited partner committees of MDCP VI-B and MDCP VI-A&C, which that have the power, acting by majority vote, to vote or dispose of the securities indirectly held by MDCP VI-B and MDCP VI-C, respectively, Paul J. Finnegan and Samuel M. Mencoff may be deemed to have shared voting and investment power over such securities. Each of Messrs. Finnegan and Mencoff, MDP LLC, MDCP VI-B and MDCP VI-A&C and MDP V hereby disclaims any beneficial ownership of any securities held by MDCP VI-B, MDCP Exec VI-B, MDCP Cardservices Splitter I, MDCP Cardservices and MDCP Cardservices Splitter II except to the extent of his or its pecuniary interest therein. Messrs. Dombalagian and Raino are each a Managing Director of MDP LLC. The address for the Madison Dearborn entities and persons is Three First National Plaza, 70 W. Madison Street, Suite 4600, Chicago, Illinois 60602.

(5)	Consists of (i) Class C units, Class D units and Class E units that will be converted into an aggregate LLC Interests in connection with the Reorganization Transactions and (ii) shares of Class C common stock that will be issued in connection with the Reorganization Transactions.

(6)	Consists of (i) Class C units, Class D units and Class E units that will be converted into an aggregate LLC Interests in connection with the Reorganization Transactions and (ii) shares of Class C common stock that will be issued in connection with the Reorganization Transactions.

(7)	Consists of (i) Class C units, Class D units and Class E units that will be converted into an aggregate LLC Interests in connection with the Reorganization Transactions and (ii) restricted shares of Class A common stock and shares of Class C common stock that will be issued in connection with the Reorganization Transactions.

Description of capital stock

The following description summarizes important terms of our capital stock. For a complete description, you should refer to our amended and restated certificate of incorporation and bylaws, forms of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the DGCL. References to our certificate of incorporation and bylaws are to our amended and restated certificate of incorporation and bylaws, respectively, each of which will be in effect prior to the completion of this offering. The description of our capital stock and certificate of incorporation below assumes the completion of the Reorganization Transactions. Our current authorized capital stock consists of 100 shares of common stock, par value $0.01 per share, all of which are issued and outstanding.

Our certificate of incorporation authorizes the issuance of              shares of capital stock, including              shares of Class A common stock,             shares of Class B common stock,              shares of Class C common stock,              shares of Class D common stock and              shares of preferred stock.

Upon consummation of this offering, there will be              shares of our Class A common stock issued and outstanding,              shares of our Class B common stock issued and outstanding,              shares of Class C common stock and              shares of Class D common stock.

Holders of shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Class A common stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to our Class A common stock.

Class B common stock

Holders of shares of our Class B common stock are entitled to 15.9% of the combined voting power in all matters presented to our stockholders generally, including the election of directors. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a dissolution or liquidation or the sale of all or substantially all of our assets. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription, redemption or conversion rights.

There will be no redemption or sinking fund provisions applicable to the Class B common stock. Our Class B common stock is non-transferable, other than in connection with a transfer of the related LLC Interests to a permitted transferee under the EVO LLC Agreement, in which case a like number of shares of Class B common stock must be transferred to the permitted transferee.

Upon the consummation of this offering, Blueapple, which is controlled entities affiliated with our founder and Chairman of our board of directors, will own 100% of our outstanding Class B common stock. Our certificate of incorporation contains certain ownership restrictions providing that Blueapple cannot hold in the aggregate more than 15.9% of our voting or economic interest. Accordingly, any acquisition by Blueapple of any of our equity in the public markets that would cross these thresholds would be void and will not be respected. These restrictions will also apply to certain family members of our founder and certain entities controlled by our founder and his family members.

If at any point the aggregate number of LLC Interests beneficially owned by Blueapple is less than 3% of the total number of LLC Interests outstanding, then all shares of Class B common stock will be automatically redeemed by us for no consideration and immediately cancelled. Additionally, upon the third anniversary of the consummation of this offering, all outstanding shares of Class B common stock will be automatically redeemed by us for no consideration and immediately cancelled. We will not reissue any cancelled shares of Class B common stock.

Class C common stock

Holders of Class C common stock are entitled to cast 3.5 votes for each share held of record on all matters submitted to a vote of stockholders, including the election of directors, with the number of shares of Class C common stock held by each holder being equivalent to the number of LLC Interests held by such holder. The voting rights associated with our Class C common stock are capped so that the aggregate voting power of all shares of Class C common stock outstanding, when taken together with any shares of Class A common stock held by our executive officers or directors that are subject to vesting or forfeiture, will not exceed 20% of the combined voting power in us. Holders of our Class C common stock do not have cumulative voting rights in the election of directors.

Holders of our Class C common stock do not have any right to receive dividends or to receive a distribution upon a dissolution or liquidation or the sale of all or substantially all of our assets. Additionally, holders of shares of our Class C common stock do not have preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to the Class C common stock. Following the earlier of (1) the third anniversary of the consummation of this offering and (2) the date on which the holder of such Class C common stock is no longer employed by us, such shares of Class C common stock will automatically convert on a one-for-one basis into shares of our Class D common stock. Our Class C common stock is non-transferable, other than in connection with a transfer of the related LLC Interests to a permitted transferee under the EVO LLC Agreement, in which case a like number of shares of Class C common stock must be transferred to the permitted transferee.

Shares of Class C common stock will only be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by Continuing LLC Owners that are holders of Class C common stock and the number of shares of Class C common stock issued to Continuing LLC Owners. Shares of Class C common stock will be cancelled on a one-for-one basis if we, at the election of a Continuing LLC Owner, redeem or exchange LLC Interests of such Continuing LLC Owner that are holders of Class C common stock pursuant to the terms of the EVO LLC Agreement.

Class D common stock

Holders of shares of our Class D common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors, with the number of shares of Class D common stock held by each holder being equivalent to the number of LLC Interests held by such holder. The holders of our Class D common stock do not have cumulative voting rights in the election of directors.

Holders of our Class D common stock do not have any right to receive dividends or to receive a distribution upon a dissolution or liquidation or the sale of all or substantially all of our assets. Additionally, holders of shares of our Class D common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class D common stock. Our Class D common stock is non-transferable, other than in connection with a transfer of the related LLC Interests to a permitted transferee under the EVO LLC Agreement, in which case a like number of shares of Class D common stock must be transferred to the permitted transferee.

Upon the consummation of this offering, MDP and certain current and former employees will own 100% of our outstanding Class D common stock, with the number of shares of Class D common stock held by any such Continuing LLC Owner being equivalent to the number of LLC Interests held by such Continuing LLC Owner.

Shares of Class D common stock will only be issued in the future (1) to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by Continuing LLC Owners that are holders of Class D common stock and the number of shares of Class D common stock issued to Continuing LLC Owners and (2) upon conversion of our Class C common stock. Shares of Class D common stock will be cancelled on a one-for-one basis if we, at the election of a Continuing LLC Owner, redeem or exchange LLC Interests held by such Continuing LLC Owner pursuant to the terms of the EVO LLC Agreement.

Preferred stock

Our certificate of incorporation will permit our board of directors to issue up to              shares of preferred stock from time to time in one or more classes or series and may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Anti-takeover effects of Delaware law and our certificate of incorporation and bylaws

The provisions of the DGCL, and our certificate of incorporation and bylaws, could have the effect of discouraging others from attempting an unsolicited offer to acquire our company. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that our stockholders may otherwise deem to be in their best interests.

Election and removal of directors.    Our board of directors will be divided into three classes, Group I, Group II and Group III. The initial terms of Group I directors will expire at the first annual meeting of our stockholders following the filing of our certificate of incorporation. The initial terms of Group II directors will expire at the second annual meeting of our stockholders following the filing of our certificate of incorporation. The initial terms of Group III directors will expire at the third annual meeting of our stockholders following the filing of our certificate of incorporation. Following their initial terms, each class of directors will be elected for a three-year term. Our directors may be removed only by the affirmative vote of at least 66  2/3% of all classes of our then-outstanding common stock, voting together as a single class, and only for cause. For more information on the terms of our directors, see the section entitled “Management—Board composition.” This system of electing and removing directors generally makes it more difficult for stockholders to replace a majority of our directors.

Authorized but unissued capital stock.    The authorized but unissued shares of our Class A common stock, Class B common stock, Class C common stock, Class D common stock and preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder action; advance notification of stockholder nominations and proposals.    Our bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent. Our certificate of incorporation also requires that special meetings of stockholders be called only by a majority of our board of directors or our Chairman. Additionally, our bylaws provide that candidates for director may be nominated and other business brought before an annual meeting only by the board of directors or by a stockholder who gives written notice to us no later than 90 days prior to nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders.

Additionally, our bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Amendment to certificate of incorporation and bylaws.    The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or, in addition to any other vote otherwise required by law, the approval by holders of a majority of the voting power of all of the then outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class. Additionally, the approval by holders of at least 66  2/3% of the voting power of all of the then outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend or repeal or to adopt any provision inconsistent with, among others, the “Election and removal of directors,” “Exclusive jurisdiction of certain actions,” “Corporate opportunity doctrine,” “Amendments to Certificate of Incorporation and Bylaws” and “Business Combinations” provisions described in our certificate of incorporation. These provisions may have the effect of deferring, delaying or discouraging the removal of any anti-takeover defenses provided for in our certificate of incorporation and our bylaws.

No cumulative voting.    The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation expressly prohibits cumulative voting.

Exclusive jurisdiction of certain actions.    Our certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in the name of the company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Business combinations.    We have opted out of Section 203 of the DGCL. However, our certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66  2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our certificate of incorporation provides that Blueapple, MDP and any of their respective affiliates and any of their respective permitted transferees receiving 15% or more of our outstanding voting stock will not constitute “interested stockholders” for purposes of this provision.

Corporate opportunity doctrine

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation renounces, to the maximum extent permitted from time to time by Delaware law, any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates acting in their capacity as our employee or director. Our certificate of incorporation also provides that, to the fullest extent permitted by law, any director or stockholder who is not employed by us or our affiliates will not have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any director or stockholder, other than director or stockholder who is not employed by us or our affiliates acting in their capacity as our director or stockholder who is not employed by us or our affiliates, acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person has no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. To the fullest extent permitted by Delaware law, no potential transaction or business opportunity may be deemed to be a corporate opportunity of the corporation or its subsidiaries unless (a) we or our subsidiaries would be permitted to undertake such transaction or opportunity in accordance with our certificate of incorporation, (b) we or our subsidiaries, at such time have sufficient financial resources to undertake such transaction or opportunity, (c) we have an interest or expectancy in such transaction or opportunity, and (d) such transaction or opportunity would be in the same or similar line of our or our subsidiaries’ business in which we or our subsidiaries are engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business.

Limitations of liability and indemnification matters

Our bylaws will limit the liability of our directors to the fullest extent permitted by applicable law and provide that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new director or executive officer. We expect to increase our directors’ and officers’ liability insurance coverage prior to the completion of this offering.

Listing

We intend to apply to list our Class A common stock on the                  under the symbol “EVOP.”

Transfer agent and registrar

The transfer agent and registrar for our Class A common stock is                  . The transfer agent and registrar’s address is                  .

Description of indebtedness

Senior Secured Credit Facilities

Overview

On December 22, 2016, our subsidiary EPI entered into our Senior Secured Credit Facilities, which include the following:

•

a first lien senior secured credit facility, comprised of a $100.0 million revolving credit facility maturing on December 22, 2021 and a $570.0 million term loan maturing on December 22, 2023, with SunTrust Bank, as administrative agent, swingline lender and issuing bank; and

•	a second lien, senior secured credit facility, comprised of a $175.0 million term loan maturing on December 22, 2024, with SunTrust Bank, as administrative agent.

In addition, our Senior Secured Credit Facilities also provide us with the option to raise incremental credit facilities, refinance the loans with debt incurred outside our Senior Secured Credit Facilities and extend the maturity date of the revolving loans and term loans, subject to certain limitations and terms in the definitive documentation relating thereto.

Interest rate and fees

Borrowings under our Senior Secured Credit Facilities bear interest at an annual rate equal to, at our option, either (1) a base rate, plus an applicable margin, or (2) LIBOR, plus an applicable margin. Under our first lien senior secured credit facility, the applicable margin for base rate denominated revolving loans ranges from 3.50% to 3.00% and for LIBOR denominated revolving loans ranges from 4.50% to 4.00%, in each case based upon specified consolidated leverage ratios, and the applicable margin for base rate denominated term loans is 4.00% and for LIBOR denominated term loans is 5.00%. Under our second lien senior secured credit facility, the applicable margin for base rate denominated term loans is 8.00% and for LIBOR denominated term loans is 9.00%.

In addition to paying interest on outstanding principal under our Senior Secured Credit Facilities, under our first lien senior secured credit facility, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder of 0.50% per annum. We also pay customary closing fees, arrangement fees, letter of credit and agency fees.

Prepayments

The credit agreements governing our Senior Secured Credit Facilities require us to prepay outstanding loans, subject to certain exceptions and terms under the intercreditor agreement, with: (1) 100% of the net cash proceeds of non-ordinary course asset sales or other dispositions of assets (including casualty events) by us and our restricted subsidiaries, subject to reinvestment rights and certain other exceptions, and (2) in the case of the first lien senior secured credit facility, 75% of the excess cash flow (subject to step-downs based on leverage ratios). Upon a change of control, we are required to offer to prepay the loans at par.

We may voluntarily repay outstanding loans under our Senior Secured Credit Facilities at any time, without premium, other than that (1) in the case of the first lien senior secured credit facility, subject to 1% premium in the event of a repricing event prior to December 22, 2017 (except a prepayment in connection with a qualified initial public offering (which includes this offering), a change of control or a transformative acquisition); and

(2) in the case of the second lien senior secured credit facility, for a prepayment in connection with a qualified initial public offering (which includes this offering) or a change of control, subject to 2% premium in year 1 and 1% premium in year 2; and for any other prepayment, subject to make-whole premium in year 1 and year 2, 2% premium in year 3 and 1% premium in year 4.

Amortization

Commencing June 30, 2017, we are required to repay installments of the first lien senior secured facility term loans in quarterly installments equal to $1.425 million with respect to the first lien term loans. No amortization payments required under the second lien senior secured credit facility. We are required to pay the aggregate unpaid principal balance of the term loan under the second lien secured credit facility on the loan’s maturity date.

Guarantee and collateral

All obligations under our Senior Secured Credit Facilities are unconditionally guaranteed by most of our direct and indirect, wholly-owned material domestic subsidiaries, subject to certain exceptions.

All obligations under our first lien senior secured credit facility, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by:

•

a first-priority lien on the capital stock owned by EPI or by any guarantor in each of our or their respective subsidiaries (limited, in the case of capital stock of foreign subsidiaries, to 65% of the voting stock and 100% of the non-voting stock of first tier foreign subsidiaries); and

•	a first-priority lien on substantially all of EPI’s and each guarantor’s present and future intangible and tangible assets (subject to customary exceptions).

All obligations under our second lien senior secured credit facility, and the guarantees of such obligations, are secured on a second lien basis, subject to permitted liens and other exceptions, by:

•

a second-priority lien on the capital stock owned by EPI or by any guarantor in each of our or their respective subsidiaries (limited, in the case of capital stock of foreign subsidiaries, to 65% of the voting stock and 100% of the non-voting stock of second tier foreign subsidiaries); and

•	a second-priority lien on substantially all of EPI’s and each guarantor’s present and future intangible and tangible assets (subject to customary exceptions).

Certain covenants and events of default

Our Senior Secured Credit Facilities contain a number of significant negative covenants. These covenants, among other things, restrict, subject to certain exceptions, EPI’s and our restricted subsidiaries ability to:

•	incur indebtedness;

•	create liens;

•	engage in mergers or consolidations;

•	make investments, loans and advances;

•	pay dividends and distributions and repurchase capital stock;

•	sell assets;

•	engage in certain transactions with affiliates;

•	enter into sale and leaseback transactions;

•	make certain accounting changes; and

•	make prepayments on junior indebtedness.

Our first lien senior secured credit facility also contains a springing financial covenant that requires EPI to remain under a maximum consolidated leverage ratio determined on a quarterly basis. There is no financial maintenance covenant under the second lien senior secured credit facility.

In addition, our Senior Secured Credit Facilities contain certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under our Senior Secured Credit Facilities will be entitled to take various actions, including the acceleration of amounts due under thereunder and exercise of the remedies on the collateral.

This summary describes the material provisions of our Senior Secured Credit Facilities, but may not contain all information that is important to you. We urge you to read the credit agreements governing our Senior Secured Credit Facilities, which have been filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where you can find more information.”

Letter of credit

In connection with an acquisition in Germany in May 2013, we entered into a standby letter of credit with SunTrust Bank for $2.4 million, which has since been decreased to $1.0 million as of June 30, 2017, to provide collateral to an international card network. This letter of credit has not been exercised to date and is currently issued as part of our capacity under our Senior Secured Credit Facilities.

Sterling acquisition deferred purchase price

In connection with the Sterling acquisition, we agreed to a deferred purchase price of $70.0 million, which we refer to as the deferred purchase price. The deferred purchase price accrues interest at a rate of 5% per annum, and is payable in quarterly installments of $5.0 million, plus accrued and unpaid interest, beginning September 30, 2017. Any remaining unpaid principal and interest is due in full on September 30, 2018. In addition, we have agreed to prepay $1.35 million of the deferred purchase price on or before December 28, 2017 to offset certain of the seller’s tax obligations.

The deferred purchase price is subject to certain negative covenants, including a prohibition against certain distributions to unit holders of EVO LLC until the deferred purchase price is paid in full. In addition, upon the occurrence of certain of events, including a change of control (which does not include this offering), failure to maintain a threshold leverage ratio, insolvency, failure to make required quarterly payments and a material default of our Senior Secured Credit Facilities, all outstanding amounts under the deferred purchase price will accelerate and become immediately due and payable. We may voluntarily prepay the deferred purchase price at any time, without premium, subject to the satisfaction of leverage incurrence test under our Senior Secured Credit Facilities.

Settlement facilities

We maintain intraday and overnight facilities to fund our settlement obligations. These facilities are generally short term in nature.

Shares eligible for future sale

Immediately prior to this offering, there was no public market for our Class A common stock. Sales of substantial amounts of shares of our Class A common stock after this offering or the perceptions that such sales may occur could adversely affect prevailing market prices of our Class A common stock. Some shares of our Class A common stock will not be available for sale for a certain period of time after this offering because they are subject to contractual and legal restrictions on resale, some of which are described below. Sales of substantial amounts of shares of our Class A common stock in the public market before (to the extent permitted) or after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have outstanding an aggregate of              shares of Class A common stock, assuming the issuance of              shares of Class A common stock offered by us in this offering and the issuance of              restricted shares of Class A common stock to certain members of our management and certain of our employees in the Reorganization Transactions. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement. The remaining shares of Class A common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

In addition, our Continuing LLC Owners will hold              LLC Interests, all of which will be entitled to certain sale and exchange rights as described below and in “Certain relationships and related party transactions—EVO LLC agreement.”

Sales of restricted securities

Upon completion of this offering, we will have outstanding an aggregate of                  shares of our Class A common stock, assuming no exercise of the underwriters’ option to purchase additional shares, all of which were registered in this offering. Therefore, all of these shares will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

Lock-up agreements

In connection with this offering, we, our directors, our executive officers and all of our stockholders have agreed, subject to certain exceptions, with the underwriters not to (1) dispose of or hedge any shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock, or (2) cause us to register and sell shares of our Class A common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC.

Rule 144

Affiliate resales of restricted securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our Class A common stock for at least 180 days would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding; or

•	the average weekly trading volume in our Class A common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the              concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-affiliate resales of restricted securities

Under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our Class A common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Sale and exchange rights under the EVO LLC agreement

After the consummation of this offering, the holders of approximately              LLC Interests, or their permitted transferees, will be entitled to certain rights with respect to the purchase by us or redemption by EVO LLC of LLC Interests owned by them. To comply with the rights, we may determine to register and sell shares of our Class A common stock to obtain the proceeds to purchase the LLC Interests. For a description of these rights, see “Certain relationships and related party transactions—EVO LLC agreement.” If the offer and sale of shares of our Class A common stock are registered, they will be freely tradable without restriction under the Securities Act.

The shares of Class A common stock we issue upon the purchase of any LLC Interests for which exchange rights are exercised would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we will enter into the Registration Rights Agreement with our Continuing LLC Owners (other than Blueapple) that will require us to register under the Securities Act these shares of Class A common stock. Further, we will agree to register these issuances as part of the Registration Rights Agreement.

In addition, all of the LLC Interests that we issue upon conversion of Class D units issued by EVO LLC will be subject to an agreement not to dispose of or hedge such LLC Interests, or exercise the rights described above with respect to such LLC Interests, for a period of one year following the consummation of this offering.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Stock plans

We intend to file with the SEC one or more registration statements under the Securities Act covering the shares of our Class A common stock that we may issue under the 2017 Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the consummation of this offering. Accordingly, shares of our Class A common stock registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

Registration rights

See “Certain relationships and related party transactions—Registration rights agreement.”

Material U.S. federal income tax considerations

for non-U.S. holders of Class A common stock

Overview

The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our Class A common stock to a non-U.S. holder that purchases shares of our Class A common stock in this offering. For purposes of this summary, a non-U.S. holder means a beneficial owner of our Class A common stock that is neither a U.S. person nor a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

In the case of a holder or other arrangement that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our Class A common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the Internal Revenue Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax consequences described in this summary. We have not sought and do not plan to seek any ruling from the IRS, with respect to the statements and conclusions set forth in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not address federal taxes other than the U.S. federal income tax, or address state, local or non-U.S. tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	U.S. expatriates or former citizens or long-term residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	pass-through entities (or investors in such entities) that are subject to special treatment under the Internal Revenue Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our Class A common stock as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code), and does not apply to any persons holding equity interests in us other than our Class A common stock.

If you are considering the purchase of our Class A common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our Class A common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax laws or under the laws of any other taxing jurisdiction.

Dividends

As discussed above under “Dividend policy,” we do not currently anticipate paying any dividends to holders of our Class A common stock in the foreseeable future. If we make a distribution of cash or property (other than certain distributions of our Class A common stock) with respect to our Class A common stock (or complete a redemption that is treated as a distribution with respect to our Class A common stock), such distribution will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) of the gross amount of the dividends. However, dividends that are effectively connected with the conduct of a trade or business by you within the United States and, in cases in which certain tax treaties require, are attributable to a U.S. permanent establishment maintained by you, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from U.S. federal withholding tax. Any such effectively connected dividends received by a foreign corporation may also be subject to a “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding applicable tax treaties that may provide for different rules.

If the amount of a distribution paid on our Class A common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of Class A common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other taxable disposition of such share of Class A common stock that is taxed to you as described below under “—Gain on disposition of Class A common stock.” Your adjusted tax basis in a share of our Class A common stock is generally the purchase price of such share, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable income tax treaty to avoid or reduce withholding of U.S. federal income tax on dividends, then you must (1) provide the withholding agent with a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (2) if you hold our Class A common stock through certain foreign intermediaries (including partnerships), satisfy the relevant certification requirements of applicable U.S. Treasury regulations by providing appropriate documentation to the intermediaries (which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. You should consult your tax advisor regarding your entitlement to benefits under any applicable income tax treaty.

Gain on disposition of Class A common stock

Subject to the discussion below under “—Additional withholding tax,” you generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our Class A common stock (other than a redemption that is treated as a distribution for U.S. federal income tax purposes and taxed as described above), unless:

•

the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties require, is attributable to a U.S. permanent establishment maintained by you;

•	if you are an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of (1) the five-year period ending on the date of the sale or other taxable disposition of our Class A common stock and (2) your holding period for our Class A common stock.

If you are a non-U.S. holder described in the first bullet point above, you generally will be subject to tax on the net gain derived from the disposition under regular graduated U.S. federal income tax rates. If you are a foreign corporation described in the first bullet point above, you may also be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits or such lower rate as may be specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will generally be subject to a flat 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the disposition, which may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States) but may not be offset by any capital loss carryovers.

With respect to the third bullet point above, we believe that we are not currently, and we do not anticipate becoming, a United States real property holding corporation. However, because the determination of whether we are a U.S. real property holding corporation depends on the fair market value of our United States real property interests relative to the fair market value of our global real property interests and other business assets, there can be no assurance that we are not a United States property holding corporation and will not become one in the future. In the event we do become a United States real property holding corporation, as long as our Class A common stock is regularly traded on an established securities market, gain on a sale or disposition of our Class A common stock will generally be subject to taxation pursuant to the third bullet point above only if you actually or constructively held more than 5% of our Class A common stock at any time during the shorter of (1) the five-year period ending on the date of the sale or disposition of our Class A common stock or (2) your holding period for our Class A common stock. If gain on the sale or other taxable disposition of our Class A common stock were subject to taxation under the third bullet point above, you would be subject to regular U.S. federal income tax with respect to such gain in generally the same manner as a U.S. person and a 15% withholding tax would apply to the gross proceeds from such sale or other taxable disposition.

You should consult your tax advisor regarding potentially applicable income tax treaties that provide for different rules.

Information reporting and backup withholding tax

We must report annually to the IRS and to you the amount of any dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding (currently at a rate of 28%) with respect to dividends paid on, and the proceeds from the disposition of, shares of our Class A common stock, unless, generally, you certify to the withholding agent under penalties of perjury (usually on IRS Form W-8BEN or W-8BEN-E) that you are not a U.S. person or you otherwise establish an exemption.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which you reside (or are established).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Additional withholding tax

Sections 1471 through 1474 of the Internal Revenue Code (commonly referred to as “FATCA”) generally impose a 30% withholding tax on dividends paid on our Class A common stock and, beginning after December 31, 2018, generally will impose a 30% withholding tax on gross proceeds from the sale or other disposition of our Class A common stock, in each case if the Class A common stock is held by or through:

•

certain foreign financial institutions (including investment funds), unless the institution otherwise qualifies for an exemption or enters into an agreement with the U.S. Treasury (1) to collect and report, on an annual basis, information with respect to accounts in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons, and (2) to withhold 30% on certain payments; or

•

a non-financial non-U.S. entity, unless the entity (1) either certifies to the applicable withholding agent or the IRS that the entity does not have any “substantial United States owners” or provides certain information regarding the entity’s “substantial United States owners” or (2) otherwise establishes an exemption from such withholding tax.

The rules described above may be modified by an intergovernmental agreement entered into between the United States and an applicable foreign country, or by future Treasury regulations or other guidance. Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of these rules on their investment in our Class A common stock.

POTENTIAL PURCHASERS OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC is acting as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
SunTrust Robinson Humphrey, Inc.
Total

The underwriters are committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $        per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $          per share from the initial public offering price. After the initial offering of the shares to the public, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to             additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $        per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Name	Without option to purchase additional shares	With full option to purchase additional shares exercised
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be

approximately $        and are payable by us. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $        .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, subject to certain exceptions, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Class A common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Class A common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus.

Our directors and executive officers, and all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, subject to certain exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock (including, without limitation, Class A common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our Class A common stock or any security convertible into or exercisable or exchangeable for our Class A common stock.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our Class A common stock approved for listing/quotation on                 under the symbol “EVOP.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the              in the over the counter market or otherwise.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the Class A common stock will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the Securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the Securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), from and including the date on which the European Union Prospectus Directive, or the EU Prospectus Directive, was implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State.

The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom, (2) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order, or (3) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to prospective investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of

Hong Kong), (2) to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act. Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan, or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Notice to prospective investors in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or Corporations Act) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia: (a) you confirm and warrant that you are either: (i) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act; (2) a ‘‘sophisticated investor’’ under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; (3) a person associated with the company under section 708(12) of the Corporations Act; or (4) a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and (b) you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to prospective investors in the Dubai International Financial Centre, or DIFC

This prospectus relates to an Exempt Offer in accordance with the Market Rules 2012 of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Market Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in China

This prospectus does not constitute a public offer of the shares offered by this prospectus, whether by sale or subscription, in the People’s Republic of China, or the PRC. The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions.

Notice to prospective investors in Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares described herein. The shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations and neither this prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For instance, an affiliate of SunTrust Robinson Humphrey, Inc., an underwriter in this offering, acts as an administrative agent and lender under our Senior Secured Credit Facilities. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

King & Spalding LLP, Atlanta, Georgia, will pass upon the validity of the Class A common stock offered hereby on our behalf. Latham & Watkins LLP, New York, New York, will pass upon certain legal matters in connection with this offering on behalf of the several underwriters.

Experts

The financial statements of EVO Payments, Inc. as of April 21, 2017 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of EVO Investco LLC as of and for the year ended December 31, 2016 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of EVO Investco, LLC as of and for the year ended December 31, 2015 included in this prospectus have been audited by KPMG LLP, or KPMG, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

From August to October 2015, KPMG-Mexico, an entity that is part of the KPMG global network of member firms, was engaged to perform certain incorporation and other legal services for us in connection with the Mexico acquisition on August 31, 2015. These services are inconsistent with the auditor independence standards of Regulation S-X. The fee for these services was $32,000.

KPMG communicated this matter to the Audit Committee of the EVO Investco, LLC board of managers. The Audit Committee and KPMG individually considered the impact that these non-audit services have on KPMG’s independence with respect to us. KPMG has concluded that there has been no impairment of its objectivity or ability to exercise impartial judgment on all matters encompassed within its audit of our 2015 consolidated financial statements. After careful consideration of the facts and circumstances and the SEC independence rules, the Audit Committee has concluded that (1) the aforementioned matters do not impair KPMG’s ability to exercise objective and impartial judgment in connection with its audit of our 2015 consolidated financial statements and (2) a reasonable investor with knowledge of all relevant facts and circumstances would conclude that KPMG has been and is capable of exercising objective and impartial judgment on all issues encompassed within its audit of our 2015 consolidated financial statements.

In making these determinations, the Audit Committee considered, among other things, that our management retained responsibility for and exercised all decision making with respect to the legal services provided, the legal services provided by KPMG-Mexico related to the formation and restructuring of two entities that ultimately were not utilized in the Mexico acquisition, the amount of fees paid to KPMG were not material to us, that the non-audit services were provided at a time when such services were permissible under the then applicable independence standards, and that the non-audit services were performed by persons who were not, nor will they be, part of the audit engagement team for us and our subsidiaries.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and our Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

Upon consummation of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.evopayments.com. Upon consummation of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our Class A common stock.

Report of independent registered public accounting firm

To the Sole Shareholder of

EVO Payments, Inc.

Atlanta, Georgia

We have audited the accompanying balance sheet of EVO Payments, Inc. (the “Company”) as of April 21, 2017 and the related statement of changes in shareholder’s equity for the period from April 20, 2017 (Date of Inception) to April 21, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of EVO Payments, Inc. as of April 21, 2017 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

New York, New York

May 11, 2017

EVO Payments, Inc.

Balance sheet

April 21, 2017

Assets
Current assets:
Accounts receivable	$100

Total assets	$100

Liabilities and Shareholder’s Equity
Shareholder’s equity
EVO Payments, Inc. equity:
Common stock, par value $0.01 per share—100 shares authorized, issued and outstanding	1
Additional paid-in capital	99

Total shareholder’s equity	100

Total liabilities and equity	$100

See accompanying notes to consolidated financial statements.

EVO Payments, Inc.

Statement of changes in shareholder’s equity

	Common stock		Additional paid-in capital	Total shareholder’s equity
	Shares	Amounts
Balance, April 20, 2017	—	$—	$—	$—
Capital contribution	100	1	99	100

Balance, April 21, 2017	100	$1	$99	$100

See accompanying notes to consolidated financial statements.

EVO Payments, Inc.

Notes to financial statements

(1) Organization

EVO Payments, Inc. (the “Company”) was formed as a Delaware corporation on April 20, 2017. The Company’s fiscal year end is December 31. The Company was formed for the purpose of completing certain reorganization transactions in order to carry on the business of EVO Investco, LLC (“EVO LLC”) and conducting a public offering. It is expected that following the completion of such reorganization transactions, the Company will be the sole managing member of EVO LLC and will operate and control all of the business affairs of EVO LLC and, through EVO LLC and its subsidiaries, continue to conduct the business now conducted by such subsidiaries.

(2) Summary of significant accounting policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(3) Shareholder’s equity

The President of International at EVO LLC is the sole shareholder of the Company and contributed $100 to the Company on April 21, 2017 to purchase 100 shares of common stock. This contribution was funded in full on May 9, 2017. Holders of common stock shall be entitled to one vote for each share of common stock held on all matters submitted to shareholders for vote, consent or approval.

(4) Subsequent events

The Company has evaluated subsequent events through May 11, 2017, the date the financial statements were issued. The Company did not note any subsequent events requiring disclosure or adjustments to the financial statements.

EVO Payments, Inc.

Unaudited balance sheet

June 30, 2017

Assets
Current assets:
Cash and cash equivalents	$100

Total assets	$100

Liabilities and Shareholder’s Equity
Shareholder’s equity
EVO Payments, Inc. equity:
Class A common stock, $0.01 par value—100 shares authorized, issued and outstanding	1
Additional paid-in capital	99

Total shareholder’s equity	100

Total liabilities and equity	$100

See accompanying notes to unaudited financial statements.

EVO Payments, Inc.

Unaudited statement of changes in shareholder’s equity

	Class A Common stock		Additional paid-in capital	Total shareholder’s equity
	Shares	Amounts
Balance, April 20, 2017	—	$—	$—	$—
Capital contribution	100	1	99	100

Balance, June 30, 2017	100	$1	$99	$100

See accompanying notes to unaudited financial statements.

EVO Payments, Inc.

Unaudited statement of cash flows

For the Period April 20, 2017 (Date of Inception) to June 30, 2017

Cash flows from operating activities:
Net income	$—

Net cash provided by operating activities	—

Cash flows from financing activities:
Capital contribution	100

Net cash provided by financing activities	100

Net increase in cash and cash equivalents	100
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$100

See accompanying notes to unaudited financial statements.

EVO Payments, Inc.

Unaudited notes to financial statements

(1) Organization

EVO Payments, Inc. (the “Company”) was formed as a Delaware corporation on April 20, 2017. The Company’s fiscal year end is December 31. The Company was formed for the purpose of completing certain reorganization transactions, in order to carry on the business of EVO Investco, LLC (“Investco”) and conducting a public offering. It is expected that following the completion of such reorganization transactions, the Company will be the sole managing member of Investco and will operate and control all of the business affairs of Investco and, through Investco and its subsidiaries, continue to conduct the business now conducted by such subsidiaries.

(2) Summary of Significant Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(3) Shareholder’s Equity

The President of International at Investco, is the sole shareholder of the Company, and contributed $100 to the Company on April 21, 2017 to purchase 100 shares of Class A common stock. This contribution was funded in full on May 9, 2017. Holders of Class A common stock shall be entitled to one vote for each share of Class A common stock held on all matters submitted to shareholders for vote, consent or approval.

(4) Subsequent Events

The Company has evaluated subsequent events through September 28, 2017, the date the financial statements were issued. The Company did not note any subsequent events requiring disclosure or adjustments to the financial statements.

Report of independent registered public accounting firm

To the Members of

EVO Investco, LLC

Atlanta, Georgia

We have audited the accompanying consolidated balance sheet of EVO Investco, LLC and its subsidiaries (the “Company”) as of December, 31 2016 and the related consolidated statements of operations and comprehensive income (loss), changes in members’ deficit, and cash flows for the year ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of EVO Investco, LLC and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America,

/s/ DELOITTE & TOUCHE LLP

New York, New York

May 11, 2017

Report of independent registered public accounting firm

The Members

EVO Investco, LLC:

We have audited the accompanying consolidated balance sheet of EVO Investco, LLC and its subsidiaries as of December 31, 2015 and the related consolidated statements of operations and comprehensive income (loss), changes in members’ deficit, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EVO Investco, LLC and its subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Melville, New York

May 11, 2017

EVO Investco, LLC and subsidiaries

Consolidated balance sheets

(In thousands)

	December 31,
	2016	2015

Assets
Current assets:
Cash and cash equivalents	$203,324	$253,700
Accounts receivable	5,148	22,831
Other receivables	57,438	48,255
Due from related parties	4,588	3,709
Inventory	7,713	5,949
Settlement processing assets	301,630	192,160
Other current assets	11,449	10,030

Total current assets	591,290	536,634
Restricted cash	125,000	—
Equipment and improvements, net	72,584	69,966
Goodwill	184,484	192,548
Intangible assets, net	231,284	292,048
Investment in unconsolidated investees	4,106	5,300
Due from related parties	2,544	1,183
Deferred tax asset	19,666	24,442
Other assets	28,284	8,793

Total assets	$1,259,242	$1,130,914

Liabilities and Members’ Deficit
Current liabilities:
Current portion of long-term debt	$73,461	$121,549
Accounts payable	54,368	65,195
Accrued expenses	75,199	70,637
Settlement processing obligations	393,568	318,947
Due to related parties	11,133	7,783

Total current liabilities	607,729	584,111
Long-term debt, net of current portion	735,102	621,040
Due to related parties	1,225	1,205
Deferred tax liability	9,987	17,301
ISO reserves	2,432	2,329

Total liabilities	1,356,475	1,225,986

Commitments and contingencies
Redeemable non-controlling interests	100,530	77,878
Members’ deficit:
EVO Investco, LLC deficit:
Class A Units 6,374 units outstanding	54,453	54,453
Class B Units 3,506 units outstanding	—	—
Class C Units 375 units outstanding	9,463	9,893
Class D Units 1,085 units outstanding	—	—
Accumulated deficit	(124,028)	(152,936)
Accumulated other comprehensive loss	(127,464)	(75,365)

Total EVO Investco, LLC deficit	(187,576)	(163,955)
Nonredeemable non-controlling interests	(10,187)	(8,995)

Total deficit	(197,763)	(172,950)

Total liabilities and deficit	$1,259,242	$1,130,914

See accompanying notes to consolidated financial statements.

EVO Investco, LLC and subsidiaries

Consolidated statements of operations and comprehensive income (loss)

(In thousands)

	Years ended December 31,
	2016	2015
Revenue	$419,221	$355,509
Operating expenses:
Cost of services and products, exclusive of depreciation and amortization shown separately below	140,659	109,393
Selling, general and administrative	174,198	147,128
Depreciation and amortization	64,012	49,428

Total operating expenses	378,869	305,949

Income from operations	40,352	49,560

Other income (expense):
Interest income	1,096	948
Interest expense	(40,658)	(20,880)
Income from investment in unconsolidated investees	1,547	4,552
Other income, net	72,147	13

Total other income (expense)	34,132	(15,367)

Income before income taxes	74,484	34,193
Income tax (expense) benefit	(17,033)	5,860

Net income	57,451	40,053
Less net income attributable to non-controlling interests	(9,746)	(7,218)

Net income attributable to the Members of EVO Investco, LLC	47,705	32,835

Comprehensive loss:
Net income	57,451	40,053
Unrealized gain on defined benefit pension plan	294	1
Unrealized foreign currency translation adjustment	(52,454)	(38,539)

Other comprehensive loss	(52,160)	(38,538)

Comprehensive income	5,291	1,515
Less comprehensive income attributable to non-controlling interests	(9,685)	(7,175)

Comprehensive loss attributable to the Members of EVO Investco, LLC	$(4,394)	$(5,660)

See accompanying notes to consolidated financial statements.

EVO Investco, LLC and subsidiaries

Consolidated statements of changes in members’ deficit

(In thousands)

	Class A		Class B		Class C		Class D		Accumulated deficit	Accumulated other comprehensive loss	Total EVO Investco, LLC deficit	Nonredeemable non-controlling interests	Total deficit
	Units	Amounts	Units	Amounts	Units	Amounts	Units	Amounts
Balance, January 1, 2015	6,374	$54,453	3,506	$—	381	$9,893	1,115	$—	$(163,209)	$(36,870)	$(135,733)	$5,667	$(130,066)
Net income	—	—	—	—	—	—	—	—	32,835	—	32,835	2,143	34,978
Loss on foreign currency translation	—	—	—	—	—	—	—	—	—	(38,495)	(38,495)	(43)	(38,538)
Redeemable non-controlling interests adjustment	—	—	—	—	—	—	—	—	11,457	—	11,457	—	11,457
Share-based compensation expense	—	—	—	—	—	—	—	—	636	—	636	—	636
Distributions	—	—	—	—	—	—	—	—	(34,655)	—	(34,655)	(16,762)	(51,417)

Balance, December 31, 2015	6,374	$54,453	3,506	$—	381	$9,893	1,115	$—	$(152,936)	$(75,365)	$(163,955)	$(8,995)	$(172,950)

Net income	—	—	—	—	—	—	—	—	47,705	—	47,705	3,641	51,346
Loss on foreign currency translation	—	—	—	—	—	—	—	—	—	(52,393)	(52,393)	(61)	(52,454)
Defined benefit pension plan	—	—	—	—	—	—	—	—	—	294	294	—	294
Redeemable non-controlling interests adjustment	—	—	—	—	—	—	—	—	(16,548)	—	(16,548)	—	(16,548)
Unit purchase (redemption/forfeiture)	—	—	—	—	(6)	(430)	(30)	—	—	—	(430)	—	(430)
Distributions	—	—	—	—	—	—	—	—	(2,249)	—	(2,249)	(4,772)	(7,021)

Balance, December 31, 2016	6,374	$54,453	3,506	$—	375	$9,463	1,085	$—	$(124,028)	$(127,464)	$(187,576)	$(10,187)	$(197,763)

See accompanying notes to consolidated financial statements.

EVO Investco, LLC and subsidiaries

Consolidated statements of cash flows

(In thousands)

	Years ended December 31,
	2016	2015

Cash flows from operating activities:
Net income	$57,451	$40,053
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	64,012	49,428
Gain on sale of investments	(72,360)	—
Amortization of deferred financing costs	5,922	2,646
Share-based compensation expense	—	636
Undistributed earnings from unconsolidated investees	(24)	(13)
Accrued interest expense	5,193	—
Accrued interest income	(46)	(242)
Deferred rent	116	150
Deferred taxes	(1,770)	(20,782)
Reserve on uncollectible notes receivable	24	105
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	16,569	(12,777)
Other receivables	(17,196)	(1,947)
Inventory	(2,160)	(643)
Other current assets	(2,573)	(967)
Other assets	(702)	(2,474)
Related parties	3,307	8,437
Accounts payable	4,535	(2,060)
Accrued expenses	7,573	(9,298)
Settlement processing funds, net	(35,222)	(43,088)
ISO reserves	104	158

Net cash provided by operating activities	32,753	7,322

Cash flows from investing activities:
Restricted cash	(125,000)	—
Acquisition of businesses, net of cash acquired	(13,984)	(210,728)
Purchase of equipment and improvements	(31,708)	(30,205)
Acquisition of intangible assets	(290)	(9,688)
Net proceeds from sale of investments	53,161	—
Issuance of notes receivable	(15)	(62)
Collections of notes receivable	589	870

Net cash used in investing activities	(117,247)	(249,813)

Cash flows from financing activities:
Proceeds from long-term debt	763,554	397,596
Repayments of long-term debt	(687,294)	(13,648)
Deferred financing costs paid	(21,200)	(4,670)
Contingent consideration paid	(5,859)	—
Redemption of non-controlling interest	—	(98,963)
Distribution to members	(2,249)	(34,655)
Distribution to non-controlling interests holders	(4,772)	(16,762)

Net cash provided by financing activities	42,180	228,898
Effect of exchange rate changes on cash and cash equivalents	(8,062)	(21,743)

Net decrease in cash and cash equivalents	(50,376)	(35,336)
Cash and cash equivalents, beginning of year	253,700	289,036

Cash and cash equivalents, end of year	$203,324	$253,700

See accompanying notes to consolidated financial statements.

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

(1) Description of business and summary of significant accounting policies

(a) Description of business

EVO Investco, LLC (“EVO LLC”) and its subsidiaries are referred to herein collectively as the “Company” or “EVO” unless the context requires otherwise.

The Company provides card-based payment processing services to small to middle market merchants, multinational corporations, government agencies, and other business and nonprofit enterprises located throughout North America and Europe. These services enable merchants to accept credit and debit cards, as well as other electronic payment methods as payment for their products and services, by providing the terminal devices, card authorization, data capture, funds settlement, risk management, fraud detection, and chargeback services. As of December 31, 2016, the Company services approximately 450,000 merchants and has the ability to process across 50 markets and operates two reportable segments: North America and Europe.

The Company markets its services through diverse channels, including international, national, and regional sales teams and third-party reseller partners. The Company also has relationships with a broad range of referral partners that include banks, independent software vendors, payment facilitators, independent sales organizations (“ISOs”) and trade associations as well as arrangements with processors.

Since 2012, the Company acquired and established various interests in entities that expanded the Company’s presence in North America and Europe. Most of these acquisitions were facilitated by an increase in the Company’s credit commitments.

In August 2015, the Company’s scope of operations and balance sheet changed when it completed the acquisition of the merchant acquiring business of Banco Nacional de México, S.A., (“Citibanamex”), due to the size of the acquisition and the expansion into a new market, as described in Note 2—Acquisitions.

(b) Basis of presentation and use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) requires management to make certain estimates and assumptions that affect the reported assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period.

Accordingly, actual results could differ from those estimates. Estimates are used when accounting for, but not limited to, revenue recognition, income taxes, and valuation of long lived assets.

(c) Principles of consolidation

The accompanying consolidated financial statements include the accounts of EVO LLC and its majority owned and/or controlled subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The Company accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting.

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

(d) Cash and cash equivalents and restricted cash

Cash and cash equivalents include all cash balances and highly liquid securities with original maturities of three months or less when acquired. Cash balances often exceed federally insured limits; however, concentration of credit risk is limited due to the payment of funds on the day following receipt in satisfaction of the settlement process. Included in cash and cash equivalents are merchant reserve cash balances, which represent funds collected from the Company’s merchants that serve as collateral to minimize contingent liabilities associated with any losses that may occur under the respective merchant agreement (“Merchant Reserves”). While this cash is not restricted in its use, the Company believes that designating this cash to collateralize Merchant Reserves strengthens its fiduciary standing with its member sponsors and is in accordance with the guidelines set by the card networks. As of December 31, 2016 and 2015, Merchant Reserves were $121.4 million and $133.2 million, respectively.

As of December 31, 2016, restricted cash comprises an amount in escrow of $125.0 million related to the acquisition of Sterling Payment Technologies, LLC (“Sterling”) consummated in January 2017 (see Note 17—Subsequent Events).

(e) Accounts receivable and other receivables

Receivable balances are stated net of allowance for doubtful accounts. Accounts receivable consists of amounts of foreign value added taxes to be recovered during regular business operation and amounts due from ISOs and merchants related to the sale of point of sale (“POS”) equipment and peripherals.

Included in other receivables as of December 31, 2016 and 2015 is an amount of value added taxes of $31.6 million and $39.0 million, respectively, to recover as part of the business acquisition in Mexico with a corresponding liability that has been included in accounts payable to be paid to the seller. Also included in other receivables are advances to merchants and other revenues due to the Company.

The Company periodically evaluates its accounts receivable and other receivables for collectability. The Company reviews historical loss experience, the financial position of its customers and known or expected trends when estimating the allowance. As of December 31, 2016 and 2015, there was no allowance for doubtful accounts.

(f) Inventory

Inventory, consisting primarily of electronic POS terminals and prepaid mobile phone cards, is stated at the lower of cost or market. Cost is determined by using the first-in first-out “FIFO” method.

(g) Settlement processing assets and liabilities

In certain markets, the Company is a member of various card networks, allowing it to process and fund transactions without third party sponsorship. In other markets, the Company has financial institution sponsors (“Member Banks”) where the Company facilitates payment transactions. These agreements allow the Company to route transactions under the Member Banks’ control and identification numbers to clear card transactions through card networks.

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

Funds settlement refers to the process of transferring funds for sales and credits between card issuers and merchants. The standards of the card networks restrict non-members from performing funds settlement or accessing merchant settlement funds, and, instead, require that these funds be in the possession of the Member Bank until the merchant is funded. However, in certain markets and in accordance with the terms of the Company’s sponsorship agreements with its Member Banks, it generally follows a net settlement process.

Timing differences, interchange expense, Merchant Reserves, and exception items cause differences between the amount the Member Bank receives from the card networks and the amount funded to the merchants. Settlement processing assets and obligations represent intermediary balances arising in the settlement process.

A summary of these amounts as of December 31, 2016 and 2015 are as follows:

	2016	2015
	(In thousands)
Settlement processing assets:
Receivable from card networks	$243,409	$118,660
Receivable from merchants	58,221	73,500

Totals	$301,630	$192,160

Settlement processing obligations:
Settlement liabilities	$(272,181)	$(185,355)
Merchant reserves	(121,387)	(133,592)

Totals	$(393,568)	$(318,947)

(h) Equipment and improvements

Equipment and improvements are stated at cost less accumulated depreciation. Card processing and office equipment, computer software, and furniture and fixtures are depreciated over their respective estimated useful lives, on a straight line basis. Leasehold improvements are depreciated over the lesser of the estimated useful life of the asset or the lease term. Maintenance and repairs which do not extend the useful life of the respective assets are charged to expense as incurred.

(i) Deferred financing costs

The costs associated with obtaining debt financing are capitalized and amortized over the term of the related debt. Such costs are shown as a reduction of the long-term debt in accordance with the Company’s early adoption of Accounting Standards Update (“ASU”) 2015-03 Interest—Imputation of Interest (Subtopic 835-30).

(j) Goodwill and intangible assets

The Company regularly evaluates whether events and circumstances have occurred that indicate the carrying amounts of goodwill, acquired merchant portfolios and other intangible assets may not be recoverable. Goodwill represents the excess of cost over fair value of identifiable tangible and intangible net assets acquired through acquisitions. The Company evaluates its goodwill and indefinite lived intangible assets for impairment annually as of October 1, or more frequently as circumstances warrant.

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

The Company has the option to perform a qualitative assessment of impairment or a two-step approach to determine whether events or circumstances have occurred giving rise to the need for further quantitative testing. If the Company decides that it is appropriate to perform a qualitative assessment, management first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. A qualitative assessment would include consideration of macroeconomic condition, industry and market considerations, changes in certain costs, overall financial performance, and other relevant entity-specific events. If the Company concludes that the fair value of a reporting unit more likely than not exceeds its carrying value, no further evaluation is necessary. If the Company concludes that the carrying value of a reporting unit more likely than not exceeds the fair value, management is required to perform the two step process.

In the first step, the fair value for the reporting unit is compared to its carrying value including goodwill. In the event that the fair value of the reporting unit was determined to be less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. The implied fair value for the goodwill is determined based on the difference between the fair value of the reporting unit and the fair value of the net identifiable assets. If the implied fair value of the goodwill is less than its carrying value, the difference is recognized as an impairment.

Finite-lived assets include merchant contract portfolios, marketing alliance agreements, trademarks, and internally developed software stated net of accumulated amortization or impairment charges and foreign currency translation adjustments.

Merchant contract portfolios consist of merchant contracts acquired from third parties that will generate revenue for the Company. The useful lives of merchant contract portfolios are determined using forecasted cash flows, based on, among other factors, estimates of revenue, expenses, and merchant attrition associated with the underlying portfolio of merchant accounts. The useful lives are determined based upon the period of time over which a significant portion of the economic value of such assets are expected to be realized. The useful life of merchant contracts is 14 to 19 years. Amortization of merchant contract portfolios is accelerated based on the present value of the portfolios’ forecasted cash flows.

Acquired marketing agreements and certain acquired trademarks are amortized on a straight-line basis over 10 to 20 years.

Internally developed software has a useful life of 3 to 7 years using the straight-line method. Factors such as obsolescence, technology, competition, and other economic factors have been considered when determining the useful life of internally developed software. Capitalization of internally developed software occurs in costs associated with the developmental phase of a project, and amortization commences when the software is ready to be placed into use by the Company. Expenses incurred before the completion of the preliminary project stage are expensed as incurred.

When factors indicate that long-lived assets should be evaluated for possible impairment the Company assesses its recoverability by determining whether the carrying value will be recovered through its future undiscounted cash flows and its eventual disposition. When the carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to the difference.

The Company has two reporting units: North America and Europe. For the years ended December 31, 2016 and 2015, there was no goodwill or long-lived asset impairment.

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

(k) Revenue recognition

The Company recognizes revenue when (1) it is realized or realizable and earned, (2) there is persuasive evidence of an arrangement, (3) delivery and performance has occurred, (4) there is a fixed or determinable sales price and (5) collection is reasonably assured.

The Company primarily earns revenue from payment processing services. Payment processing service revenue is based on a percentage of transaction value or on a specified amount per transaction or related services, and is recognized as such services are performed.

The Company also earns revenue in North America and Europe from sales and rental of electronic POS equipment. Revenue from the sale of these products is recognized when goods are shipped and title passes to the customer. Revenue from the rental of electronic point-of-sale equipment is recognized monthly as earned. These revenues are presented in “Processing and other revenue” in the below table and totaled $36.5 million and $32.0 million for the years ended December 31, 2016 and 2015, respectively. Such rental arrangements are considered multiple element arrangements. The Company follows guidance in ASC 605-25, Revenue Recognition – Multiple-Element Arrangements. However, because the non-processing elements are primarily accounted for as rentals with a similar delivery pattern, the elements have the same revenue recognition timing. Commissions are recognized as incurred.

A summary of revenue is as follows for the years ended December 31, 2016 and 2015:

	2016	2015
	(In thousands)
Processing and other revenue	$1,404,392	$1,227,105
Interchange and card network fees	(769,221)	(626,683)

Subtotal	635,171	600,422
Commissions	(146,225)	(160,951)
Card network processing costs and other	(69,725)	(83,962)

Revenue	$419,221	$355,509

Depending on the country, the Company enters into agreements with Member Banks in order to provide processing services to its merchants (“Bank Sponsorship Agreement”), as either a member of the card networks or as an ISO through a processor. The Member Bank sponsorship authorizes the Company to process card network transactions under the applicable guidelines of the Member Bank. The Member Bank is ultimately responsible for the merchant relationship but, under this agreement passes the initial responsibility for settlement processing and risk of loss to the Company. As a member of the card networks, the Company has the ultimate responsibility for merchant relationship, settlement processing and risk of loss. As a member of the card networks or under the ISO relationship, receipts from processors and merchants are presented in “Processing and other revenue” in the above table.

The Company does not determine interchange rates; they are set by the card networks. These fees are presented as “Interchange and card network fees” in the above table.

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

The rights for the Company to earn service fee revenue from the receipt of fees from merchants are generated by a negotiated agreement with ISOs or other third parties. The ISO or third party, acts as supplier of products or services by achieving most of the shared risks and rewards as principal in the merchant agreement; the Company passes the ISO’s share of merchant receipts to them as “Commissions” as presented in the above table.

Card network processing costs and other are assessed by the card networks for authorization, settlement, and network access services. The Company collects these amounts through the processing cycle and reimburses the card networks. The Company is not responsible for the fulfilment or acceptance of these services and presents these costs as “Card network processing costs and other” in the above table.

The Company follows the requirements of ASC 605-45, Principal Agent Considerations, which states that the determination of whether a company should recognize revenue based on the gross amount billed to a customer or the net amount retained is a matter of judgment that depends on the facts and circumstances of the arrangement and that certain factors should be considered in the evaluation in determining the payment processing service revenue reporting.

The determination of gross versus net recognition for interchange and card network fees, commissions and network processing costs and other fees requires judgment that depends on the relevant facts and circumstances. The Company recognizes its processing and other revenue on a gross basis as the Company is the primary obligor for providing processing services. The Company recognizes its fees charged to customers net of interchange and card network fees, commissions, and network processing costs and other fees because the fees are assessed to the Company’s merchant customers by other entities as it is not the primary obligor.

(l) Income taxes

The Company is considered a flow-through entity under the Internal Revenue Code and various state laws. In the United States, EVO LLC’s members and not EVO LLC are assessed taxes based on the Company’s income or loss. Accordingly, EVO LLC has made no provision for United States federal income taxes in the accompanying consolidated financial statements. As for United States state taxes, only Texas subjects the Company, at the EVO LLC level, to income taxes, and EVO LLC has recorded a provision accordingly.

EVO LLC’s foreign subsidiaries are subject to income tax in the jurisdictions in which they operate. In these foreign jurisdictions as well as Texas, the Company accounts for income taxes under the asset and liability method in accordance with ASC Topic 740, Income Taxes. Therefore, income tax expense is based on reported income before income taxes, and deferred income taxes reflect the effect of temporary differences between the amounts of assets and liabilities that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes.

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

EVO LLC’s domestic or foreign subsidiary’s income tax filings are periodically audited by the local tax authorities. EVO LLC’s open tax years by jurisdiction are as follows as of December 31, 2016:

Jurisdiction	Years
Canada	2010-2016
Czech Republic	2015-2016
Germany	2012-2016
Gibraltar	2016
Ireland	2014-2016
Malta	2016
Mexico	2015-2016
Poland	2013-2016
Spain	2013-2016
United Kingdom	2014-2016

Initial years shown open to income tax audit reflect the first taxable year of organization the first year which the Company has total or partial ownership of the legal entity in Gibraltar, Malta, and Mexico.

Deferred taxes

Deferred tax assets and deferred tax liabilities are measured using tax rates predicted to apply for the period when the asset will be recovered or the liability will be settled, based on jurisdictional tax rates (and tax regulations) in effect.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2016 and 2015. Such objective evidence limits the ability to consider other subjective evidence such as our projections of future growth. On the basis of this evaluation, as of December 31, 2016 and 2015, a valuation allowance has been recorded to record only the portion of the deferred tax assets that is more than likely than not to be realized in Germany, United Kingdom, Poland and Ireland. The amount of the deferred tax assets considered realizable could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as the Company’s projections for growth.

Uncertain tax positions

The Company is subject to tax audits in various jurisdictions. The Company regularly assesses the likely outcome of such audits in order to determine liabilities for uncertain tax positions, if any. As of December 31, 2016 and 2015, the Company’s management believed that, based on its evaluation of the tax positions including its filed tax returns, there were no uncertain tax positions that required recognition or disclosure in the financial statements. The Company’s management continually evaluates the appropriateness of liabilities for uncertain tax positions considering factors such as statutes of limitations, audits, proposed settlements, and changes in tax law.

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

If applicable, the Company recognizes interest and penalties associated with tax matters as part of the income tax provision and include accrued interest and penalties with the related tax liability in the consolidated balance sheets.

(m) Non-controlling interests and redeemable non-controlling interests

Non-controlling interests relate to the portion of equity in a consolidated subsidiary not attributable, directly or indirectly, to the Company. The non-controlling interests are reflected in the consolidated balance sheets as “Non-controlling interests” and in the consolidated statements of operations and comprehensive income (loss) as “net income attributable to non-controlling interests.”

Redeemable non-controlling interests (“RNCI”) relate to non-controlling interests that are redeemable upon the occurrence of an event that is not solely within the Company’s control and are reported in the mezzanine section between total liabilities and members’ deficit in the Company’s consolidated balance sheets. The Company adjusts the redeemable non-controlling interests to reflect the maximum redemption amount each year against the Company’s members’ deficit.

(n) Self-insurance

The Company is self-insured up to certain predetermined amounts for liabilities relating to employee related health care benefits in the United States. The estimated costs of all known and probable losses were accrued by the Company as of December 31, 2016 and 2015. The provisions for self-insured employee related health care benefits are estimated by management by considering historical claims experiences. The Company is also the beneficiary of a stop loss insurance policy for annual claims under its employee health care plan of $125,000 per plan member and an aggregate total insurance benefit of $1.0 million per year. The accrued liability for self-insured employee health claims was $0.6 million and $0.4 million as of December 31, 2016 and 2015, respectively.

(o) Foreign currency translation

The Company has operations in foreign countries whose functional currency is the local currency. Gains and losses on transactions denominated in currencies other than the functional currency are included in determining net income for the period.

The assets and liabilities of subsidiaries whose functional currency is a foreign currency are translated at the period end exchange rate. Income statement items are translated at the average monthly rates prevailing during the year. The resulting translation adjustment is recorded as a component of other comprehensive loss and is included in members’ deficit.

(p) Fair value measurements

The Company follows ASC 820, Fair Value Measurements, which defines fair value as the price to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The determination of fair value is based on the principal or most advantageous market in which the Company could

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

participate and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. Also, determination of fair value assumes that market participants will consider the highest and best use of the asset.

The Company uses the hierarchy prescribed in the aforementioned accounting guidance for fair value measurements, based on the available inputs to the valuation and the degree to which they are observable or not observable in the market.

The three levels of the hierarchy are as follows:

Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date,

Level 2 Inputs—Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, and

Level 3 Inputs—Unobservable inputs for the asset or liability used to measure fair value allowing for inputs reflecting the Company’s assumptions about what other market participants would use in pricing the asset or liability, including assumptions about risk.

The carrying amounts of other receivables, settlement assets and obligations, Visa convertible preferred shares, due from related parties, due to related parties and deferred cash consideration, approximate their fair value given the short-term nature, and/or they bear interest rates that approximate market rates. Visa preferred shares are carried at cost. The estimated fair value is $14.8 million as of December 31, 2016, which is based upon inputs classified as Level 3 of the fair value hierarchy using a Black-Scholes option pricing model due to the absence of quoted market prices, lack of liquidity and that inputs used to measure fair value are unobservable or require management’s judgment.

(q) Segment reporting

In 2016, the Company created two strategic operating segments: North America and Europe. Additionally, the Company has determined that the reportable segments are the same as the operating segments. The alignment of the Company’s segments is designed to establish lines of business that support the geographical markets the Company operates in and allow the Company to further globalize the Company’s solutions while working seamlessly with the Company’s teams across these markets. The Company presents prior year segment data in a manner that conforms to the current year presentation.

The North America segment comprises the geographical markets of the United States, Canada and Mexico. The Europe segment comprises the geographical markets of Western Europe (Spain, United Kingdom, Ireland and Germany) and Eastern Europe (Poland and Czech Republic). The Company also provides general corporate services to its segments through a corporate function, which does not earn any revenues and is therefore not an operating segment. Such costs are reported as “Corporate.”

(r) Earnings per share

Historic basic and diluted earnings per common unit holder are not presented since the ownership structure of the Company is not a common unit of ownership.

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

(s) Recent accounting pronouncements

New accounting pronouncements are issued by the FASB or other standards setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s consolidated financial statements upon adoption.

In January 2017, the FASB issued ASU 2017-4, Intangibles—Goodwill and Other. This update simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The amendments in this update are effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company is evaluating the impact of this ASU on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-1, Business Combinations. This update clarifies the definition of a business under ASC 805, Business Combinations. The amendment in this update is effective for annual periods beginning after December 15, 2017. Early adoption is permitted under certain circumstances. As of January 1, 2016, the Company has elected to early adopt this standard. The adoption of this standard did not have a material impact to the consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Cash Receipts and Cash Payments. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in cash flow presentation practices. The amendment is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is evaluating the impact of this ASU on the consolidated statement of cash flows.

In March, April and May 2016, the FASB issued ASU 2016-08, 2016-10 and 2016-12, Revenue from Contracts with Customers. These updates clarify certain definitions and topics with respect to ASU 2014-09. As of December 31, 2016, the Company is evaluating the impact of this ASU on the consolidated results of operations and financial condition. In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This ASU supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The new standard provides a five-step analysis of transactions to determine when and how revenue is recognized, based upon the core principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard, as amended, is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. Companies are permitted to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company is currently evaluating which transition approach to use and assessing the impact of the adoption of this principle on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases. This standard aims to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new standard is effective for fiscal years beginning

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

after December 15, 2018, and interim periods within those fiscal years. Early application of this update is permitted for all entities. As of December 31, 2016, the Company is evaluating the impact of this ASU on the consolidated results of operations and financial condition.

In November 2015, the FASB issued ASU 2015-17, Income Taxes: Balance Sheet Classification of Deferred Taxes. This standard simplifies the presentation of deferred income taxes by requiring that deferred tax liabilities and assets be classified as noncurrent in the balance sheet. The new standard is effective for annual reporting periods beginning after December 15, 2016, and interim periods within those fiscal years. As of January 1, 2015, the Company has elected to early adopt this standard and applied this adoption retrospectively.

In September 2015, the FASB issued ASU 2015-16, Business Combinations: Simplifying the Accounting for Measurement-Period Adjustments. The update requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined, including the cumulative effect of the change in provisional amount as if the accounting had been completed at the acquisition date. The adjustments related to prior reporting periods since the acquisition date must be disclosed by income statement line item either on the face of the income statement or in the notes to the financial statements. As of January 1, 2016, the Company adopted this standard. See Note 2—Acquisitions for more information regarding adjustments to provisional amounts that occurred during the year ended December 31, 2016.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs, which is discussed under Note 1(i)—Deferred Financing Cost.

(2) Acquisitions

2016 Acquisitions

(a) Intelligent Payments Group Limited

In December 2016, the Company completed the acquisition of 100% of the gateway processing business of Intelligent Payments Group Limited (“IPG”) for £2.5 million ($3.2 million). This consideration is inclusive of an estimated earnout of £0.5 million ($0.6 million). The acquisition of IPG gives the Company the opportunity to significantly reduce third-party processing costs by leveraging existing technologies developed by IPG as well as offering a new product for the European teams to sell to existing and potential merchants. IPG is presented in the Europe segment. The pro forma impact of this acquisition was not material to the Company’s historical consolidated operating results and is, therefore, not presented.

(b) REVO CZ

In February 2016, the Company’s majority owned subsidiary Centum Elektronicznych Uslug Platniczych eService Sp. z o.o. (“eService”) completed the acquisition of Raiffeisenbank S.A.’s (“Raiffeisenbank”) Czech merchant acquiring assets and business (“REVO CZ”) for cash consideration of CZK 203.9 million ($8.2 million). In addition, eService and Raiffeisenbank entered into a ten-year strategic marketing agreement with a five-year renewal option pursuant to which Raiffeisenbank exclusively refers bank customers to eService for merchant

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

acquiring services. Goodwill relating to the acquisition of REVO CZ is $1.4 million and presented in the Europe segment. The pro forma impact of this acquisition was not material to the Company’s historical consolidated operating results and is, therefore, not presented.

2015 Acquisitions

(c) EVO Payments Mexico

In August 2015, the Company completed the acquisition of 100% of Citibanamex’s Mexican merchant acquiring business (“EVO Payments Mexico”) for MXN 4,166.0 million ($248.7 million). This consideration is inclusive of an estimated net working capital adjustment of MXN 76.0 million ($4.5 million). EVO Payments Mexico is presented in the North America segment.

The table below presents the allocation of the purchase price of EVO Payments Mexico to the assets acquired and liabilities assumed based on their fair values as of the date of acquisition. The provisional estimated acquisition-date fair value of assets acquired and liabilities assumed as originally determined and as revised for measurement period adjustments are as follows:

	As provisionally determined	Measurement period adjustment	Revised
	(In thousands)
Cash and cash equivalents	$32,806	$—	$32,806
Settlement assets	8,952	—	8,952
VAT receivable	37,679	—	37,679
Net equipment and improvements	14,892	—	14,892
Marketing agreement	71,640	—	71,640
Merchant contract portfolios	95,520	—	95,520
Deferred tax asset	19,624	—	19,624
Settlement obligations	(9,325)	—	(9,325)
Accounts payable and accrued expenses	(61,954)	—	(61,954)

Total fair value excluding goodwill	209,834	—	209,834
Goodwill	36,195	2,627	38,822

Total purchase price	$246,029	$2,627	$248,656

Intangible assets consist of a marketing agreement and merchant contract portfolios with useful lives of 15 years and 19 years, respectively. Acquired goodwill is not expected to be tax deductible.

As the measurement period adjustment, which resulted from additional working capital payments, impacts only goodwill, there is no change to amortization expense that would have to be recognized from the acquisition date through December 31, 2015 and is reflected in the year ended December 31, 2016 amortization expense.

The Company views this acquisition as an important part of its long-term strategy of expanding the Company’s business internationally and the goodwill arising from the acquisition was attributable to strategic benefit and growth opportunities, including cross-selling opportunities and operating synergies that the Company expects to realize.

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

For the period from acquisition to December 31, 2015 and for the year ended December 31, 2016, revenues generated by EVO Payments Mexico were $31.3 million and $89.1 million, respectively. For the period from acquisition to December 31, 2015 and for the year ended December 31, 2016, EVO Payments Mexico generated income before income taxes of $8.8 million and $17.9 million, respectively.

The unaudited pro forma revenues and net income for the twelve months ended December 31, 2015 if the acquisition of EVO Payments Mexico had occurred on January 1, 2015 is $403.3 million and $30.1 million, respectively. The pro forma adjustments include incremental amortization and depreciation expense, incremental interest expense associated with new long-term debt, and tax expense associated with the fair value adjustments made in applying the acquisition-method of accounting.

(d) POS Transact

In July 2015, the Company completed the acquisition of Deutsche Postbank AG’s (“Postbank”) merchant acquiring assets and business (“POS Transact”) for cash consideration of €7.5 million ($8.2 million) including a net working capital adjustment of €1.0 million ($1.1 million). In addition, the Company and Postbank entered into a five-year strategic marketing agreement with a five-year option to extend pursuant to which Postbank exclusively refers bank customers to the Company for merchant acquiring services. POS Transact is presented in the Europe segment. The pro forma impact of this acquisition was not material to the Company’s historical consolidated operating results and is, therefore, not presented.

(e) REVO PL

In August 2015, eService completed the acquisition of the Raiffeisen Bank Polska S.A.’s (“Raiffeisen”) Polish merchant acquiring assets (“REVO PL”) for PLN 26.4 million ($7.0 million). As of December 31, 2016, the carrying value of the acquired marketing agreement with Raiffeisen was $5.8 million, and the carrying value of the acquired merchant contract portfolios was $1.2 million. This consideration is inclusive of contingent consideration of PLN 16.5 million ($4.4 million). In addition, eService and Raiffeisen entered into a ten-year strategic marketing agreement with a five-year renewal option pursuant to which Raiffeisen exclusively refers bank customers to eService for merchant acquiring services. REVO PL is presented in the Europe segment.

The acquired assets are amortized with useful lives of 15 years. From the acquisition date through December 31, 2015, the amortization expense relating to the acquired intangible assets was less than $0.1 million.

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

(3) Equipment and improvements

Equipment and improvements consisted of the following as of December 31, 2016 and 2015:

	Estimated useful lives in years	2016	2015
		(In thousands)
Card processing and office equipment	3-5	$96,270	$80,442
Computer software	3	29,150	23,844
Leasehold improvements	various	14,034	12,438
Furniture and fixtures	5-7	9,122	9,058

Totals		148,576	125,782
Less accumulated depreciation		(73,548)	(58,208)
Increase (decrease) in foreign currency translation		(2,444)	2,392

Totals		$72,584	$69,966

Depreciation expense related to equipment and improvements was $25.4 million and $19.3 million for the years ended December 31, 2016 and 2015, respectively. In the years ended December 31, 2016 and 2015, equipment and improvements and accumulated depreciation were each reduced by $10.1 million and $3.6 million, respectively for asset retirements related to fully depreciated equipment.

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

(4) Goodwill and intangible assets

Intangible assets, net consist of the following as of December 31, 2016 and 2015, respectively:

	2016	2015
	(In thousands)
Intangible assets with finite lives:
Merchant contract portfolios:
Gross carrying value	$240,654	$242,139
Accumulated amortization	(87,409)	(62,292)
Accumulated impairment losses	(5,658)	(5,658)
Foreign currency translation adjustment	(37,765)	(23,712)

Net	109,822	150,477

Marketing alliance agreements:
Gross carrying value	154,760	148,790
Accumulated amortization	(23,716)	(13,358)
Accumulated impairment losses	(7,585)	(7,585)
Foreign currency translation adjustment	(25,524)	(10,598)

Net	97,935	117,249

Trademarks, finite-lived:
Gross carrying value	25,084	25,086
Accumulated amortization	(6,467)	(4,524)
Foreign currency translation adjustment	(5,898)	(5,126)

Net	12,719	15,436

Internally developed software:
Gross carrying value	26,727	23,073
Accumulated amortization	(6,772)	(5,619)
Accumulated impairment losses	(9,324)	(9,324)
Foreign currency translation adjustment	(3,909)	(3,330)

Net	6,722	4,800

Total finite-lived, net	227,198	287,962

Trademarks, indefinite-lived:
Gross carrying value	4,086	4,086

Total intangible assets, net	$231,284	$292,048

Amortization expense related to intangible assets was $38.6 million and $30.1 million for the years ended December 31, 2016 and 2015, respectively.

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

Estimated amortization expense to be recognized during each of the five years subsequent to December 31, 2016:

Amount
(In thousands)
Years ending:
2017	$31,981
2018	29,017
2019	26,271
2020	23,498
2021	20,713
2022 and thereafter	95,718

Total	$227,198

The following represents net intangible assets by segment as of December 31, 2016 and 2015, respectively:

	2016	2015
	(In thousands)
Intangible assets:
North America
Merchant contract portfolios	$65,112	$93,315
Marketing alliance agreements	55,165	70,051
Internally developed software	1,088	1,265
Trademarks, indefinite-lived	4,086	4,086

Total	125,451	168,717

Europe
Merchant contract portfolios	41,474	57,149
Marketing alliance agreements	45,979	47,174
Trademarks, finite-lived	12,740	15,434
Internally developed software	5,640	3,574

Total	105,833	123,331

Total intangible assets	$231,284	$292,048

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

Goodwill activity for the years ended December 31, 2016 and 2015, in total and by reportable segment, was as follows:

	Reportable segment
	Europe	North America	Total
	(In thousands)
Goodwill, gross, as of December 31, 2014	$152,867	$54,167	$207,034
Accumulated impairment losses	(24,291)	—	(24,291)

Goodwill, net, as of December 31, 2014	128,576	54,167	182,743
Business combinations	1,288	36,195	37,483
Foreign currency translation adjustment	(27,478)	(200)	(27,678)

Goodwill, net as of December 31, 2015	102,386	90,162	192,548
Goodwill, gross, as of December 31 , 2015	126,677	90,162	216,839
Accumulated impairment losses	(24,291)	—	(24,291)

Goodwill, net, as of December 31, 2015	102,386	90,162	192,548
Business combinations	1,380	2,627	4,007
Foreign currency translation adjustment	(5,691)	(6,380)	(12,071)

Goodwill, net as of December 31, 2016	$98,075	$86,409	$184,484

(5) Other assets

Membership interest in Visa Europe Limited

Through certain of the Company’s subsidiaries in Europe, the Company was a member of Visa Europe Limited (“Visa Europe”). On June 21, 2016, Visa Inc. (“Visa”) acquired all of the membership interests in Visa Europe.

In connection with the acquisition, the Company received approximately $72.4 million (€64.0 million) in proceeds from the sale of its membership interest in Visa Europe which is included in other income, net in the consolidated statements of operations and comprehensive income (loss). Substantially all of the proceeds are recorded as a gain as the carrying value of the Company’s interest was nominal. The consideration includes cash of $53.2 million (€47.0 million), Visa Series C preferred stock which is convertible into Visa’s common shares of $14.6 million (€12.9 million) and deferred cash consideration of $4.6 million (€4.1 million) as of June 21, 2016. The convertible preferred shares and deferred cash consideration have been recorded in “Other assets” at their fair values as of the date of this transaction. The discount rate used to determine the fair value of the deferred cash consideration is 2.2%, which based upon the risk-adjusted borrowing rate of Visa for long-term instruments of a similar tenor. The Company expects to receive the deferred cash consideration shortly after the third anniversary of the sale, or June 21, 2019. The fair value of the convertible preferred shares was determined using inputs classified as Level 3 within the fair value hierarchy due to the absence of quoted market prices, lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management’s judgment. The convertible preferred shares will convert into Visa common shares at periodic intervals over a 12 year period at Visa’s discretion. Additionally, the deferred cash consideration could be reduced, and the conversion factor of the convertible preferred shares could be adjusted down based on the outcome of potential litigation in Europe such that the

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

number of Visa’s common shares ultimately received could be as low as zero. The convertible preferred shares will be accounted for prospectively under the cost method.

(6) Related party transactions

Some of the majority members and officers of the Company have partial ownership interests in certain related companies. The Company advances funds to and receives funds from these related companies, incurs commission expenses and sells or purchases equipment and services to/from these companies. The related party commission expenses and sale or purchase of equipment and services amounted to $45.5 million and $54.9 million for the years ended December 31, 2016 and 2015, respectively.

Related party balances consist of the following as of December 31, 2016 and 2015, respectively:

	2016	2015
	(In thousands)
Receivables from sale of POS devices and peripherals	$1,511	$934
Receivables from related company	2,109	593
Notes receivable, short term	968	2,182

Due from related parties, short term	$4,588	$3,709

Notes receivable, long term	2,544	1,183

Due from related parties, long term	$2,544	$1,183

Liabilities to related company	11,133	7,783

Due to related parties, short term	$11,133	$7,783

ISO commission reserve	1,225	1,205

Due to related parties, long term	$1,225	$1,205

MDP, a minority member of EVO LLC, provides the Company with consulting services on an as needed basis. MDP primarily provides consulting services related to business development and potential acquisition activities. The Company paid $0.1 million and $1.5 million in consulting fees to MDP for the years ended December 31, 2016 and 2015, respectively. Liabilities to related company in the above table includes $5.7 million in 2016 relating to consulting services rendered in connection with the Class E unit raise (See Note 17—Subsequent Events).

Additionally, the Company provides certain treasury, payroll, tax preparation and other back-office services, to Blueapple Inc. (“Blueapple”), a majority member of EVO LLC. The Company pays commissions to Blueapple related to activity on a portfolio of merchants. For the years ended December 31, 2016 and 2015, the Company paid Blueapple $0.1 million and $0.3 million, respectively, related to this activity.

The Company provides card-based processing services to Federated Payment Systems, LLC (“Federated”) in the ordinary course of business. The Company performs some limited risk assessments to Federated, an equity method investee of EVO LLC whose majority member is also affiliated with the Company, as part of this relationship. Federated is primarily responsible for conducting risk and underwriting assessments on its merchants and retains chargeback and other credit risk associated with merchants in its portfolio. For

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

providing card-based processing services for the Federated merchants, the Company receives a nominal fee in the middle of each month following the month in which the fee is earned. The Company also has a right to hold a reserve on Federated’s merchant portfolio for any potential losses the Company may incur. For the years ended December 31, 2016 and 2015, the Company received $0.5 million, respectively, in revenues in connection with providing processing services to merchants of Federated.

EVO LLC also relies on Federated Payments Canada Corp. (“Federated Canada”), to provide certain marketing services for the Company’s business in Canada. While the Company does not hold a direct ownership interest in Federated Canada, the Company’s majority member holds a one third interest in Federated Canada. For the years ended December 31, 2016 and 2015, the Company paid $7.6 million and $8.5 million, respectively, in fees to Federated Canada for these services.

The Company leases office space located at 515 Broadhollow Road in Melville, New York for $0.1 million per month from 515 Broadhollow, LLC. 515 Broadhollow, LLC is majority owned directly and indirectly by the Company’s chairman.

In addition, EVO LLC purchases water and meals for the Company’s various facilities from 515 Restaurant, LLC. The Company has spent $0.1 million during the years ended December 31, 2016 and 2015, respectively. 515 Restaurant, LLC is majority owned by the Company’s chairman.

In addition, the Company has notes receivable from employees maturing through June 24, 2021 with interest rates ranging from 3.25%—5.25%. The balance of the outstanding notes is $1.0 million and $1.4 million as of December 31, 2016 and 2015, respectively. The outstanding notes are presented in “Other current assets” and “Other assets” on the consolidated balance sheets.

(7) Income taxes

Domestic and foreign income before income taxes is as follows for the years ended December 31, 2016 and 2015, respectively:

	2016	2015
	(In thousands)
Domestic	$20,193	$6,088
Foreign	54,291	28,105

Income before income taxes	$74,484	$34,193

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

Income tax expense (benefit) is comprised as follows for the years ended December 31, 2016 and 2015, respectively:

	2016	2015
	(In thousands)
Current:
Foreign	$22,193	$14,793
Federal	—	—
State	(105)	129

Total current income tax expense (benefit)	22,088	14,922

Deferred:
Foreign	(5,055)	(20,782)
Federal	—	—
State	—	—

Total deferred income tax expense (benefit)	(5,055)	(20,782)

Totals	$17,033	$(5,860)

The Company’s effective tax rates, as applied to income before income taxes, differ from federal statutory rates as follows for the years ended December 31, 2016 and 2015, respectively:

	2016	2015
Federal statutory rate	—%	—%
State franchise taxes	(0.1)	0.4
Canadian income tax provision	0.4	0.6
Mexico income tax provision	9.1	3.9
Undistributed earnings of foreign subsidiaries	2.4	3.2
Poland income tax provision	6.7	10.1
Czech Republic income tax provision	(0.1)	—
Ireland income tax provision	—	0.6
United Kingdom income tax provision	—	0.1
Germany income tax provision	(1.8)	(0.3)
Spain income tax provision	6.5	(35.8)

Effective tax rate	23.1%	(17.2)%

During the year ended December 31, 2015, the Company recognized a tax benefit for the derecognition of a deferred tax liability of $16.9 million relating to intangible assets in Spain that were previously recognized in connection with the Company’s purchase of a 50.0% controlling interest in Universalpay, Entidad De Pago, S.L. (“Universalpay”) in 2013 where there is no longer a difference between the book basis and tax basis of these intangible assets as of December 31, 2015.

Deferred income taxes represent the difference between the financial statement and tax basis of assets and liabilities using enacted tax laws and rates. Deferred tax assets and liabilities reflected in the accompanying

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

consolidated balance sheets are shown as the net deferred tax asset or liability in each jurisdiction whereas the amounts reflected in the table below are the combined components of each deferred tax asset or deferred tax liability regardless of jurisdiction as of December 31, 2016 and 2015. As of December 31, 2016 and 2015, principal components of deferred tax items were as follows:

	2016	2015
	(In thousands)
Deferred tax assets:
Net operating losses	$14,300	$11,716
Equipment and improvements	1,124	835
Intangibles	20,649	18,873
Accrued expenses and other temporary differences	2,216	3,077

	38,289	34,501
Valuation allowance	(11,534)	(10,059)

Deferred tax asset	26,755	24,442

Deferred tax liabilities:
Intangibles	(11,087)	(16,026)
Other temporary differences	(5,989)	(1,275)

Deferred tax liability	(17,076)	(17,301)

Net	$9,679	$7,141

The following table includes the valuation allowance associated with the deferred tax assets including the additions to the applicable valuation allowance recognized as expense in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2016 and 2015.

Valuation allowance
(In thousands)
Beginning balance, January 1, 2015	$4,921
Additions	5,138

December 31, 2015	10,059

Beginning balance, January 1, 2016	10,059
Additions	1,475

December 31, 2016	$11,534

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

The following table includes the total net operating losses carryforwards by country and years which they are available to offset future taxable income as of December 31, 2016:

	Net operating losses	Available years
	(In thousands)
Germany	$38,861	Indefinite
Poland	3,301	2020-2021
United Kingdom	674	Indefinite
Ireland	6,524	Indefinite
Czech Republic	558	2021

(8) Long-term debt and credit facilities

In 2012, one of the Company’s subsidiaries entered into a syndicated credit agreement with SunTrust Bank and other banks. The credit facility provides a senior secured $145.0 million revolving credit facility (“Revolver”), as well as a five-year senior secured $80.0 million term loan agreement (“Term Loan”), for a total commitment of $225.0 million. This facility was amended several times to increase the total committed debt to $708.1 million as of December 31, 2015.

On December 22, 2016, one of the Company’s subsidiaries refinanced the existing Revolver and Term Loan through a new credit agreement (“Senior Secured Credit Facilities”) consisting of a first lien senior secured credit facility (comprised of a $100.0 million revolving credit facility and a $570.0 million term loan) and a second lien senior secured credit facility (comprised of a $175.0 million term loan).

The Senior Secured Credit Facilities provide the Company with the capacity to support both domestic and international growth, as well as fund general operating needs. The facilities bear interest, at the Company’s election, at the prime rate or London Interbank Offered Rate (LIBOR), plus leverage based margin. As of December 31, 2016, the Senior Secured Credit Facilities had an interest rate of 7.25% for revolving credit facility borrowings, 6% for first lien term loan borrowings, and 10% for second lien term loan borrowings. The first lien secured credit facility provides for quarterly principal payments of $1.4 million commencing on June 30, 2017 through September 30, 2023. No quarterly principal payments are required under the second lien senior secured credit facility. The revolving credit facility, first lien term loan and second lien term loan mature on December 22, 2021, December 22, 2023, and December 22, 2024, respectively.

Any amounts outstanding under the Senior Secured Credit Facilities are secured by a pledge of certain assets of EVO Payments International, LLC (“EPI”), as well as guarantees by EPI’s controlled subsidiaries. The Senior Secured Credit Facilities also contain a number of significant negative covenants. These covenants, among other things, restrict, subject to certain exceptions, EPI’s and its restricted subsidiaries ability to: incur indebtedness; create liens; engage in mergers or consolidations; make investments, loans and advances; pay dividends and distributions and repurchase capital stock; sell assets; engage in certain transactions with affiliates; enter into sale and leaseback transactions; make certain accounting changes; and make prepayments on junior indebtedness. The first lien senior secured credit facility also contains a springing financial covenant that requires EPI to remain under a maximum consolidated leverage ratio determined on a quarterly basis.

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

There is no financial maintenance covenant under the second lien senior secured credit facility. In addition, the Senior Secured Credit Facilities contain certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the Senior Secured Credit Facilities will be entitled to take various actions, including the acceleration of amounts due thereunder and exercise of the remedies on the collateral. As of December 31, 2016 and 2015, the Company was in compliance with all its financial covenants.

In conjunction with an acquisition in Germany in May 2013, the Company entered into a Standby Letter of Credit with SunTrust Bank originally for $2.4 million and increased to $4.3 million on September 9, 2015, to provide collateral to an international card network. This Letter of Credit has not yet been exercised. The Company’s obligation under the Standby Letter of Credit is reported within long-term debt, and the funds held by SunTrust Bank are reported on the consolidated balance sheet in other assets until such time the letter is exercised.

In connection with the Company’s acquisition of EVO Payments Mexico, the Company entered into a loan (“BMO loan”), executed on August 25, 2015, between BMO Harris Bank N.A. (“BMO Harris Bank”), as the lender, MDP, as the guarantor, and the Company. BMO Harris Bank provided the BMO loan as an unsecured demand note with no maturity date in an amount up to $104.5 million and the Company withdrew $95.3 million on execution date, and is, therefore, classified as current in the consolidated balance sheets. The interest rate is the greater of the BMO Harris Bank’s prime rate plus 0.25% per annum, or the LIBOR Quoted Rate under the BMO loan plus 3% per annum calculated on a monthly basis. On December 22, 2016, the Company made a principal payment of $35.0 million.

The Company maintains intraday and overnight facilities to fund its settlement obligations. These facilities are short-term in nature.

Long-term debt consists of the following as of December 31, 2016 and 2015:

	2016	2015
	(In thousands)
First lien term loan	$570,950	$—
Second lien term loan	175,486	—
Revolving credit facility	11,728	—
Revolver	—	325,874
Term loan	—	322,121
Letter of credit	4,300	4,300
BMO loan	65,208	95,120
Settlement facilities	2,535	—
Less debt issuance costs	(21,644)	(4,826)

Total long-term debt	808,563	742,589
Less current portion of long-term debt	(73,461)	(120,209)
Less current portion of debt issuance costs	—	(1,340)

Total long-term debt, long-term portion	$735,102	$621,040

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

Principal payment requirements on the above obligations in each of the years remaining subsequent to December 31, 2016 are as follows:

Amounts
(In thousands)

Years ending December 31:
2017	$73,461
2018	5,700
2019	5,700
2020	5,700
2021	17,428
2022 and thereafter	722,218

$830,207

(9) Supplemental cash flows information

Supplemental cash flow disclosures and non-cash investing and financing activities are as follows as of December 31, 2016 and 2015:

	2016	2015
	(In thousands)

Supplemental disclosure of cash flow data:
Interest paid	$27,583	$16,285
Income taxes paid, net of refunds	21,711	11,694

Total	$49,294	$27,979

Supplemental disclosure of non-cash
Fair value of contingent consideration payable	$—	$139
Consideration payable for acquisition related activities	—	7,043

Total	$—	$7,182

(10) Redeemable non-controlling interest

The Company had a redeemable non-controlling interest associated with its ownership in Universalpay. The Company owned 50% of this entity; however, the Universalpay shareholders agreement included a provision whereby Banco Popular, beginning on January 1, 2016, may compel the Company to purchase some or all of its ownership interest in Universalpay based on a multiple of earnings before interest, taxes, depreciation and amortization. On December 30, 2015, the Company purchased the remaining non-controlling 50% ownership interest in Universalpay.

The Company owns 66% of eService; however, the eService shareholders agreement includes a provision whereby PKO Bank Polski, beginning 48 months after the acquisition (December 31, 2013), has the option to

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

compel the Company to purchase 14% of the shares held by PKO Bank Polski based on the fair value. After the lapse of 72 months from the date of the acquisition, PKO Bank Polski may exercise the option on the remaining shares. Because this option is not solely within the Company’s control, it has classified this interest as a redeemable non-controlling interest and reports the redemption value in the mezzanine section of the consolidated balance sheet and will be reported at redemption value with a corresponding adjustment to members’ deficit, which represents fair market value, on a recurring basis.

The following table details the rollforward of redeemable non-controlling interests for the years ended December 31, 2016 and 2015:

	2016	2015
	(In thousands)
Beginning balance	$77,878	$183,340
Net income attributable to redeemable non-controlling interests	6,104	5,075

Increase (decrease) in the maximum redemption amount of:
Universalpay redeemable non-controlling interest	—	13,512
eService redeemable non-controlling interest	16,548	(24,048)
Redemption of Universalpay	—	(100,001)

Ending balance	$100,530	$77,878

(11) Fair value

The table below presents information about items, which are carried at fair value on a recurring basis:

	December 31, 2016
	(In thousands)
	Level 1	Level 2	Level 3	Total
Cash equivalents	$123,662	$—	$—	$123,662
Contingent consideration	—	—	631	631
Redeemable non-controlling interest	—	—	100,530	100,530

Total	$123,662	$—	$101,161	$224,823

	December 31, 2015
	(In thousands)
	Level 1	Level 2	Level 3	Total
Cash equivalents	$121,672	$—	$—	$121,672
Contingent consideration	—	—	1,609	1,609
Redeemable non-controlling interest	—	—	77,878	77,878

Total	$121,672	$—	$79,487	$201,159

Cash equivalents consist of a money market fund that is valued using a market price in an active market (Level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

Contingent consideration relates to potential payments that the Company may be required to make associated with acquisitions. To the extent that the valuation of these amounts is based on projected inputs that are less observable or not observable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for measures categorized in Level 3.

In the determination of the fair value of the redeemable non-controlling interest in eService, the Company used an income approach based on internal forecasts of expected future cash flows. Significant unobservable inputs included the Weighted Average Cost of Capital (“WACC”) used to discount the future cash flows, which was 17.5%, based on the markets in which the business operates and growth rates used to forecast the future cash flows, which were between 3.0% and 11.4%, based on historic trends, current and expected market conditions, and management’s forecast assumptions. A future increase in the WACC would result in a decrease in the fair value of RNCI.

(12) Employee benefit and pension plans

The Company maintains pension and profit sharing plans or defined contribution plans for employees in various countries where the Company maintains an office. Each plan is subject to allowable contributions and limitations based on local country laws and regulations covering retirement plans. In each location and plan the Company, at its discretion, may contribute to the plan. Depending on location, the Company matches a percentage of the employee contributions up to 6% of eligible pay. The Company’s contributions are vested over time, at different rates depending on location and until the employee is 100% vested. The Company incurred a contribution expense of $1.3 million and $1.2 million for the years ended December 31, 2016 and 2015, respectively.

The Company maintains a pension plan in Germany where certain employees may contribute the greater of a maximum of 100% of the employees’ annual net compensation or the amount permitted by the German government. Employer contributions are determined as 2% of pensionable income or 6% of pensionable income above the German’s Social Security Ceiling and are expensed based on employee services rendered, generally in the year of contribution. This plan is accounted for as a defined benefits plan and valued using the projected unit credits method to determine the present value of the defined benefits obligation and the related service costs. Under this method, the determination is based on actuarial calculations which include assumptions about demographics, salary increases, interest and inflation rates. Actuarial gains and losses are recognized in members’ deficit and presented in the consolidated statements of operations and comprehensive income (loss) in the period in which they occur. The Company’s benefits plan is funded. The assets of this plan are held in independently administered funds. Contributions are determined as a percentage of salary and are expensed based on employee services rendered, generally in the year of contribution. The net pension liability was $1.1 million and $0.1 million as of December 31, 2016 and 2015, respectively.

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

(13) Commitments and contingencies

(a) Leases

As of December 31, 2016, the Company is obligated under non-cancelable operating leases, which expire through 2036. Minimum annual lease payments in each of the years subsequent to December 31, 2016 are as follows:

Amount
(In thousands)

Years ending December 31:
2017	$4,757
2018	4,697
2019	3,880
2020	3,134
2021	2,541
2022 and thereafter	7,695

Total	$26,704

Rent expense, inclusive of real estate taxes, utilities, and maintenance incurred under operating leases totaled $9.6 million and $8.9 million for the years ended December 31, 2016 and 2015, respectively, and is included in selling, general, and administrative in the consolidated statements of operations and comprehensive income (loss).

(b) Litigation

The Company is party to claims in lawsuits incidental to its business. In the opinion of management, the ultimate outcome of such matters, individually or in the aggregate, will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

(c) Transaction processing contract

In 2013, the Company entered into an amendment to its service agreement with Global Payments Direct Inc. (“Global”). The agreement provides the Company with transaction processing services provided by Global through May 17, 2022. The agreement provides that Global will receive various fees based upon merchant activity and also provides for a tiered pricing arrangement for those transactions that are received through the Company and subsequently forwarded to Global for authorization. Under this arrangement, the Company incurred transaction processing services expenses of $4.2 million and $9.3 million for the years ended December 31, 2016 and 2015, respectively, which are included in cost of services and products in the consolidated statements of operations and comprehensive income (loss).

(d) Bank sponsorship

The Company maintains various Bank Sponsorship agreements in North America and Europe with Member Banks for the purpose of providing the Company with the ability to process directly with card networks. The

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

Company incurred expenses of $1.9 million and $1.7 million for the years ended December 31, 2016 and 2015, respectively, with Member Banks under these arrangements, and is included in cost of services and products in the consolidated statements of operations and comprehensive income (loss).

(14) Segment information

Information on segments and reconciliations to consolidated revenue and segment profit are as follows for the years ended December 31, 2016 and 2015, respectively, and for consolidated assets are as follows as of December 31, 2016 and 2015, respectively:

	2016	2015
	(In thousands)

Revenue:
North America	$241,083	$215,405
Europe	178,138	140,104

Consolidated revenue	$419,221	$355,509

Segment profit:
North America	$66,066	$65,197
Europe	127,966	44,576

Total segment profit	194,032	109,773
Corporate	(25,720)	(13,438)
Depreciation and amortization	(64,012)	(49,428)
Net interest expense	(39,562)	(19,932)
Provision for income taxes	(17,033)	5,860

Net income attributable to the Members of EVO Investco, LLC	$47,705	$32,835

Total assets:
North America	$880,568	$857,346
Europe	378,674	273,568

Consolidated total assets	$1,259,242	$1,130,914

Capital expenditures:
North America	$9,830	$6,295
Europe	21,878	23,910

Consolidated total capital expenditures	$31,708	$30,205

For the purpose of discussing segment operations, the Company refers to “segment profit” which is segment revenue less (1) segment expenses, plus (2) segment income from unconsolidated investees, plus (3) segment other income, net, less (4) segment non-controlling interests. Certain corporate-wide governance functions are not allocated to segments; they are reported in the caption “Corporate.”

For the year ended December 31, 2016, revenue from external customers in the United States, Poland and Mexico as a percentage of total revenue were 35.0%, 21.7%, and 21.3%, respectively. For the year ended

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

December 31, 2015, revenue from external customers in the United States, Poland and Spain as a percentage of total revenue were 49.4%, 22.4%, and 10.6%, respectively. Revenue from external customers are attributed to individual countries based on the location where the relationship is managed. For the years ended December 31, 2016 and 2015, there is no one customer that represents more than 10% of revenue in the segments.

(15) Equity method investments

The Company has investments accounted for under the equity method of accounting of $4.1 million and $5.3 million as of December 31, 2016 and 2015, respectively. The Company’s share of net income generated by these investments is recorded within income from investment in unconsolidated investees in the consolidated statements of operations and comprehensive income (loss).

The following tables present summarized aggregate financial information of the Company’s equity method investments, as of December 31, 2016 and 2015, and for the years ended December 31, 2016 and 2015.

	2016	2015
	(In thousands)
Current assets	$16,350	$12,427
Long-term assets	1,733	2,089

Total assets	18,083	14,516

Current liabilities	16,404	15,436
Long-term liabilities	2,989	1,961

Total liabilities	$19,393	$17,397

	2016	2015
	(In thousands)
Revenue	$31,934	$36,041
Operating expense	26,329	26,550
Income before income taxes	4,343	9,163
Net income	4,343	9,144
Net income attributable to the Members of EVO Investco, LLC	1,547	4,552

(16) Members’ deficit

As of December 31, 2016, the Company has outstanding Class A, Class B, Class C and Class D units. Class A and Class B units are non-vesting units. Class C units (with the exception of those issued in 2013 as discussed below) are non-vesting. Class B units have preferential liquidation rights.

During the year ended December 31, 2013, a member of management purchased newly issued Class C units from the Company. Some of these purchases contained time-based vesting restrictions. Vesting may be accelerated under certain conditions. As these purchases were made at the current value of the units, no share-based compensation has been recorded. Additionally, in 2012 a member of management received Class C units from the Company’s founder. Certain of these units were vested immediately based on prior performance, while the

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

remaining units contained time-based vesting restrictions. The Company recorded share-based compensation related to this transfer of units. The Company recorded non-cash share-based compensation expense of $0.6 million for the year ended December 31, 2015. As of December 31, 2015, these Class C units were fully vested.

The Company has equity awards outstanding under the EVO LLC Incentive Equity Plan (the “Equity Incentive Plan”) and the EVO LLC Unit Appreciation Equity Plan (the “Unit Appreciation Plan”). Under these plans, the Company grants Class D units to employees up to limits established in the EVO LLC Amended and Restated LLC Agreement. Class D awards contain certain vesting restrictions including time-based and performance-based measures. None of the Class D awards contain solely time-based vesting restrictions.

Under the Equity Incentive Plan, time-vesting units vest at 20% on the first five annual anniversaries of the grant date, provided the members’ continuous service on each vesting date. Time-vesting units will vest immediately prior to the effective date of a sale transaction. Performance-vesting units shall vest only when a liquidity event is consummated or if vesting is accelerated at the discretion of the board. These units are subject to repurchase at any time by the Company. Time-based performance-vesting units shall vest only if they are both time-vested and performance-vested. The time-vesting requirements are the same as described above, with one exception. Under an IPO, only 50% of the time-based performance-vesting units would be accelerated. In a sale transaction, all time-based performance-vesting units would be accelerated.

Under the Unit Appreciation Plan, the Company grants Unit Appreciation Awards. Recipients of these awards are not considered members of the Company. They continue to receive compensation as employees and do not receive profit allocations or distributions. Under this plan, certain awards require only time-vesting and others require both time-vesting and performance-vesting. Time-vesting units shall vest at 20% on the first five annual anniversaries of the grant date; provided the recipients’ continuous service on each vesting date. Under time-vesting and performance-vesting the units shall be fully vested only if they are both time and performance vested. Time-vesting is the same as the above. Performance-vesting occurs when a liquidity event is consummated or if it is accelerated by the Board.

Class D units also contain a participation threshold value used to determine if a particular grant is eligible to participate in distributions connected with a sale, liquidation event, or initial public offering. Grantees receive income allocations and distributions based on both vested and unvested Class D units. Grants of Class D units are subject to forfeiture if a grantee, among other conditions, leaves the Company’s employment prior to expiration of the restricted period. Vesting may be accelerated under certain conditions. A total of 1,418,614 units of Class D units have been reserved for issuance under these plans.

The Company does not recognize share-based compensation expense for these awards because performance conditions are linked to a liquidity event including a sale or initial public offering of the Company’s equity.

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

Members’ deficit balances by class of equity consist of the following:

December 31, 2016
(In thousands)
Class A	$(40,420)
Class B	(19,067)
Class C	4,078
Class D	(4,703)

Total	$(60,112)

In addition to Class D units, the Company authorized 6.5 million Class A units, 6.0 million Class B units, and 0.5 million Class C units. In the event of a liquidation, sale transaction or initial public offering, Class B units have preferential rights over the other classes of equity. In November 2016, a member redeemed Class C units for a total of $0.4 million. The below table represents total units issued for each class of equity.

	Unit balances
	Class A	Class B	Class C	Class D	Total
	(In thousands)
Balance, December 31, 2014	6,374	3,506	381	1,115	11,376
Issuances/Grants (forfeitures)	—	—	—	—	—

Balance, December 31, 2015	6,374	3,506	381	1,115	11,376
Issuances/Grants	—	—	—	2	2
Redemptions	—	—	(6)	—	(6)
Forfeitures	—	—	—	(32)	(32)

Balance, December 31, 2016	6,374	3,506	375	1,085	11,340

(17) Subsequent events

Subsequent events have been evaluated from the balance sheet date through May 11, 2017, the date in which the consolidated financial statements were available to be issued.

In January 2017, the Company completed the acquisition of 100% of the merchant acquiring business of Sterling for $200.9 million. The total consideration includes estimated deferred purchase price of $75.7 million and estimated working capital of $0.2 million. The Company agreed to a deferred purchase price of $70.0 million which accrues interest at a rate of 5% per annum and is payable in quarterly installments of $5.0 million, plus accrued and unpaid interest, beginning September 30, 2017. Any remaining unpaid principal and interest is due in full on September 30, 2018. In addition, the Company has agreed to prepay $1.35 million of the deferred purchase price on or before December 28, 2017. The deferred purchase price is subject to certain negative covenants, including a prohibition against certain distributions to the unit holders of EVO LLC until the deferred purchase price is paid in full. The Company may voluntarily prepay the deferred purchase price at any time, without premium, subject to the satisfaction of leverage incurrence test under the Senior Secured Credit Facilities.

EVO Investco, LLC and subsidiaries

Notes to consolidated financial statements

December 31, 2016 and 2015

Sterling will be presented in the North America segment. Due to the limited time since the acquisition, the initial accounting for the business combination is incomplete at this time. The preliminary valuation provides intangible assets and goodwill of $85.4 million and $109.4 million, respectively, as of the acquisition date. Final information providing amounts recognized as of the acquisition date for major classes of assets and liabilities acquired and resulting from the transaction will be included in the report for the year ending December 31, 2017. The Company determined that Sterling is not a significant subsidiary under the S-X Article 3.05.

In January 2017, the Company authorized and issued 1,011,931 of Class E units in order to raise capital of $71.3 million. The Class E units are non-vesting and hold preferential liquidation rights. The units were issued to existing unitholders and affiliates of existing unitholders. The proceeds from the issued units were used to repay the BMO Loan of $65.4 million in principal and interest and to fund operations of the Company. Additionally, the Company paid $5.7 million to MDP for consulting services rendered in connection with the Class E unit raise.

In April and May 2017, the Company purchased the remaining 75% of a minority-held subsidiary and the remaining 49% of a majority-held subsidiary. Due to the limited time since the acquisition, the initial accounting for the business combination is incomplete at this time. As a result, the Company is unable to provide amounts recognized as of the acquisition date for major classes of assets and liabilities acquiring and resulting from the transaction, including the information required for contingencies, intangible assets and goodwill. The information will be included in the report for the year ending December 31, 2017.

EVO Investco, LLC and subsidiaries

Unaudited condensed consolidated balance sheets

(In thousands)

	June 30, 2017	December 31, 2016

Assets
Current assets:
Cash and cash equivalents	$205,092	$203,324
Accounts receivable	11,729	5,148
Other receivables	65,308	57,438
Due from related parties	5,978	4,588
Inventory	11,214	7,713
Settlement processing assets	237,706	301,630
Other current assets	17,423	11,449

Total current assets	554,450	591,290
Restricted cash	—	125,000
Equipment and improvements, net	82,073	72,584
Goodwill	308,473	184,484
Intangible assets, net	336,292	231,284
Investment in unconsolidated investees	4,039	4,106
Due from related parties	176	2,544
Deferred tax asset	16,450	19,666
Other assets	25,448	28,284

Total assets	$1,327,401	$1,259,242

Liabilities and Members’ Deficit
Current liabilities:
Current portion of long-term debt	$82,820	$73,461
Accounts payable	62,688	54,368
Accrued expenses	91,283	75,199
Settlement processing obligations	292,039	393,568
Due to related parties	3,410	11,133

Total current liabilities	532,240	607,729
Long-term debt, net of current portion	784,020	735,102
Due to related parties	1,210	1,225
Deferred tax liability	13,317	9,987
ISO reserves	2,237	2,432

Total liabilities	1,333,024	1,356,475

Commitments and contingencies
Redeemable non-controlling interests	119,908	100,530
Members’ deficit:
EVO Investco, LLC deficit:
Class A Units 6,374 units outstanding	54,453	54,453
Class B Units 3,506 units outstanding	—	—
Class C Units 375 units outstanding	9,463	9,463
Class D Units 1,107 units outstanding	—	—
Class E Units 1,012 units outstanding	71,250	—
Accumulated deficit	(173,838)	(124,028)
Accumulated other comprehensive loss	(73,145)	(127,464)

Total EVO Investco, LLC deficit	(111,817)	(187,576)
Nonredeemable non-controlling interests	(13,714)	(10,187)

Total deficit	(125,531)	(197,763)

Total liabilities and deficit	$1,327,401	$1,259,242

See accompanying notes to unaudited condensed consolidated financial statements.

EVO Investco, LLC and subsidiaries

Unaudited condensed consolidated statements of operations and comprehensive income

(In thousands)

	Six months ended June 30,
	2017	2016
Revenue	$233,519	$204,070
Operating expenses:
Cost of services and products, exclusive of depreciation and amortization shown separately below	75,823	69,013
Selling, general and administrative	104,537	81,046
Depreciation and amortization	35,673	31,747

Total operating expenses	216,033	181,806

Income from operations	17,486	22,264

Other income (expense):
Interest income	638	497
Interest expense	(30,577)	(19,297)
Income from investment in unconsolidated investees	758	575
Other income, net	(174)	71,334

Total other (expense) income	(29,355)	53,109

(Loss) income before income taxes	(11,869)	75,373
Income tax expense	(9,357)	(11,633)

Net (loss) income	(21,226)	63,740
Less net income attributable to non-controlling interests	(2,854)	(3,371)

Net (loss) income attributable to the Members of EVO Investco, LLC	(24,080)	60,369

Comprehensive income:
Net (loss) income	(21,226)	63,740
Unrealized gain on defined benefit pension plan	520	—
Unrealized foreign currency translation adjustment	53,799	(15,507)

Other comprehensive income (loss)	54,319	(15,507)

Comprehensive income	33,093	48,233
Less comprehensive income attributable to Non-controlling interests	(2,854)	(3,371)

Comprehensive income attributable to the Members of EVO Investco, LLC	$30,239	$44,862

See accompanying notes to unaudited condensed consolidated financial statements.

EVO Investco, LLC and subsidiaries

Unaudited condensed consolidated statement of changes in members’ deficit

(In thousands)

	Class A		Class B		Class C		Class D		Class E		Accumulated Deficit	Accumulated other comprehensive loss	Total EVO Investco, LLC Deficit	Nonredeemable Non-controlling interests	Total
	Interests	Amounts	Interests	Amounts	Interests	Amounts	Interests	Amounts	Interests	Amounts
Balance, January 1, 2017	6,374	$54,453	3,506	$—	375	$9,463	1,085	$—	—	$—	$(124,028)	$(127,464)	$(187,576)	$(10,187)	$(197,763)
Net loss	—	—	—	—	—	—	—	—	—	—	(24,080)	—	(24,080)	1,163	(22,917)
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	53,799	53,799	—	53,799
Defined benefit pension plan	—	—	—	—	—	—	—	—	—	—	—	520	520	—	520
Acquisition of additional shares in a consolidated subsidiary	—	—	—	—	—	—	—	—	—	—	(6,369)	—	(6,369)	(2,817)	(9,186)
Redeemable non-controlling interests adjustment	—	—	—	—	—	—	—	—	—	—	(17,687)	—	(17,687)	—	(17,687)
Unit purchase/ redemption/forfeiture	—	—	—	—	—	—	22	—	1,012	71,250	—	—	71,250	—	71,250
Distributions	—	—	—	—	—	—	—	—	—	—	(1,674)	—	(1,674)	(1,873)	(3,547)

Balance, June 30, 2017	6,374	$54,453	3,506	$—	375	$9,463	1,107	$—	1,012	$71,250	$(173,838)	$(73,145)	$(111,817)	$(13,714)	$(125,531)

See accompanying notes to unaudited condensed consolidated financial statements.

EVO Investco, LLC and subsidiaries

Unaudited condensed consolidated statements of cash flows

(In thousands)

	Six months ended June 30,
	2017	2016

Cash flows from operating activities:
Net (loss) income	$(21,226)	$63,740
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	35,673	31,747
Gain on sale of investments	—	(72,360)
Amortization of deferred financing costs	1,609	3,087
Undistributed earnings from unconsolidated investees	57	(177)
Accrued interest expense	211	1,910
Accrued interest income	(10)	(39)
Deferred rent	15	52
Deferred taxes	7,492	1,957
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(5,829)	3,581
Other receivables	(318)	(5,381)
Inventory	(1,813)	110
Other current assets	(5,869)	(924)
Other assets	4,822	(280)
Related parties	(12,316)	(2,277)
Accounts payable	771	5,688
Accrued expenses	4,236	5,733
Settlement processing funds, net	(38,015)	(30,188)
ISO reserves	(195)	41

Net cash (used in) provided by operating activities	(30,705)	6,020

Cash flows from investing activities:
Restricted cash	125,000	—
Acquisition of businesses, net of cash acquired	(124,567)	(8,218)
Purchase of equipment and improvements	(14,150)	(16,156)
Acquisition of intangible assets	(12,335)	(626)
Net proceeds from sale of investments	—	53,161
Issuance of notes receivable	(27)	(15)
Collections of notes receivable	966	433

Net cash (used in) provided by investing activities	(25,113)	28,579

Cash flows from financing activities:
Proceeds from long-term debt	398,410	232,011
Repayments of long-term debt	(413,553)	(282,509)
Deferred financing costs paid	(19)	(991)
Contingent consideration paid	—	(1,493)
Consideration paid for additional shares in a consolidated subsidiary	(3,962)	—
Contributions by members	71,250	—
Distribution to members	(1,674)	(748)
Distribution to non-controlling interests holders	(1,873)	(739)

Net cash provided by (used in) financing activities	48,579	(54,469)
Effect of exchange rate changes on cash and cash equivalents	9,007	(178)

Net increase (decrease) in cash and cash equivalents	1,768	(20,048)
Cash and cash equivalents, beginning of year	203,324	253,700

Cash and cash equivalents, end of period	$205,092	$233,652

See accompanying notes to unaudited condensed consolidated financial statements.

EVO Investco, LLC and subsidiaries

Notes to the unaudited condensed consolidated financial statements

June 30, 2017 and December 31, 2016

(In thousands)

(1) Description of business and summary of significant accounting policies

(a) Description of business

EVO Investco, LLC (“EVO LLC”) and its subsidiaries are referred to herein collectively as the “Company” or “EVO” unless the context requires otherwise.

The Company provides card-based payment processing services to small to middle market merchants, multinational corporations, government agencies, and other business and nonprofit enterprises located throughout North America and Europe. These services enable merchants to accept credit and debit cards, as well as other electronic payment methods as payment for their products and services, by providing the terminal devices, card authorization, data capture, funds settlement, risk management, fraud detection, and chargeback services. As of June 30, 2017, the Company services approximately 460,000 merchants and has the ability to process across 50 markets and operates two reportable segments: North America and Europe.

The Company markets its services through diverse channels, including international, national, and regional sales teams and third-party reseller partners. The Company also has relationships with a broad range of referral partners that include banks, independent software vendors, payment facilitators, independent sales organizations (“ISOs”) and trade associations as well as arrangements with processors.

Since 2012, the Company acquired and established various interests in entities that expanded the Company’s presence in North America and Europe. Most of these acquisitions were facilitated by an increase in the Company’s credit commitments.

(b) Basis of presentation and use of estimates

The accompanying condensed consolidated balance sheet as of June 30, 2017, the condensed consolidated statements of operations and comprehensive income for the six months ended June 30, 2017 and 2016, and the condensed consolidated statement of cash flows and changes in members’ deficit for the six months ended June 30, 2017 are unaudited but reflect all adjustments that are of a normal recurring nature and that are considered necessary for a fair presentation of the results for the periods shown in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the applicable rules and regulations of the Securities Exchange Commission (“SEC”) for interim financial reporting periods. Accordingly, certain information and footnote disclosures have been condensed or omitted pursuant to SEC rules that would ordinarily be required under U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes thereto for the fiscal year ended December 31, 2016 included in the Company’s Registration Statement on Form S-1.

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period such as revenue recognition, income taxes, and valuation of long lived assets. Accordingly, actual results could differ from those estimates.

EVO Investco, LLC and subsidiaries

Notes to the unaudited condensed consolidated financial statements

June 30, 2017 and December 31, 2016

(In thousands)

(c) Principles of consolidation

The accompanying condensed consolidated financial statements include the accounts of EVO LLC and its majority owned and/or controlled subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The Company accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting.

(d) Settlement processing assets and liabilities

In certain markets, the Company is a member of various card networks, allowing it to process and fund transactions without third party sponsorship. In other markets, the Company has financial institution sponsors (“Member Banks”) where the Company facilitates payment transactions. These agreements allow the Company to route transactions under the Member Banks’ control and identification numbers to clear card transactions through card networks.

A summary of these amounts are as follows:

	June 30, 2017	December 31, 2016
	(In thousands)
Settlement processing assets:
Receivable from card networks	$140,356	$243,409
Receivable from merchants	97,350	58,221

Totals	$237,706	$301,630

Settlement processing obligations:
Settlement liabilities	$(191,983)	$(272,181)
Merchant reserves	(100,056)	(121,387)

Totals	$(292,039)	$(393,568)

(e) Revenue recognition

The Company recognizes revenue when (1) it is realized or realizable and earned, (2) there is persuasive evidence of an arrangement, (3) delivery and performance has occurred, (4) there is a fixed or determinable sales price and (5) collection is reasonably assured.

The Company primarily earns revenue from payment processing services. Payment processing service revenue is primarily based on a percentage of transaction value or on a specified amount per transaction or related services, and is recognized as such services are performed.

The Company also earns revenue in North America and Europe from sales and rental of electronic POS equipment. Revenue from the sale of these products is recognized when goods are shipped and title passes to the customer. Revenue from the rental of electronic POS equipment is recognized monthly as earned. These revenues are presented in “Processing and other revenue” in the above table and totaled $19.5 million and $19.1 million for the six months ended June 30, 2017 and 2016, respectively. Such rental arrangements are

EVO Investco, LLC and subsidiaries

Notes to the unaudited condensed consolidated financial statements

June 30, 2017 and December 31, 2016

(In thousands)

considered multiple element arrangements. The Company follows guidance in ASC 605-25, Revenue Recognition – Multiple-Element Arrangements. However, because the non-processing elements are primarily accounted for as rentals with a similar delivery pattern, the elements have the same revenue recognition timing. Commissions are recognized as incurred.

A summary of revenue is as follows for the six months ended June 30, 2017 and 2016:

	2017	2016
	(In thousands)
Processing and other revenue	$827,372	$684,142
Interchange and card network fees	(482,683)	(371,054)

Subtotal	344,689	313,088
Commissions	(78,810)	(71,705)
Card network processing costs and other	(32,360)	(37,313)

Revenue	$233,519	$204,070

(f) Recent accounting pronouncements

New accounting pronouncements are issued by the FASB or other standards setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s consolidated financial statements upon adoption.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other. This update simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The amendments in this update are effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company is evaluating the impact of this ASU on the consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Cash Receipts and Cash Payments. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in cash flow presentation practices. The amendment is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is evaluating the impact of this ASU on the consolidated statement of cash flows.

In March, April and May 2016, the FASB issued ASU 2016-08, 2016-10 and 2016-12, Revenue from Contracts with Customers. These updates clarify certain definitions and topics with respect to ASU 2014-09. As of December 31, 2016, the Company is evaluating the impact of this ASU on the consolidated results of operations and financial condition. In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This ASU supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The new standard provides a five-step analysis of transactions to determine when and how revenue is recognized, based upon the core principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The

EVO Investco, LLC and subsidiaries

Notes to the unaudited condensed consolidated financial statements

June 30, 2017 and December 31, 2016

(In thousands)

new standard also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard, as amended, is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. Companies are permitted to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment.

The Company has performed a review of the requirements of the new revenue standard and is monitoring the activity of the FASB and the transition resource group as it relates to specific interpretive guidance. EVO LLC has engaged internal and external resources to assess the impact of the adoption of the new standard on the Company’s consolidated financial statements. These resources are analyzing customer contracts and applying the five-step model of the new standard to each contract. The new standard may cause changes to the amount and timing of revenue and expense recognition resulting in a change to our current accounting practices. Additionally, the Company may be required to capitalize costs to obtain contracts with customers and amortize such costs over the useful life of the contract. The Company anticipates adopting the new revenue standard on January 1, 2018 using the modified retroactive approach.

In February 2016, the FASB issued ASU 2016-02, Leases. This standard aims to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The new standard is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application of this update is permitted for all entities. The Company is evaluating the impact of this ASU on the consolidated results of operations and financial condition.

(2) Acquisitions

2017 Acquisitions

(a) Sterling Payment Technologies

In January 2017, the Company completed the acquisition of 100% of the merchant acquiring business of Sterling Payment Technologies, LLC (“Sterling”) for $196.8 million. As of December 31, 2016, $125.0 million had been held in escrow and classified on the consolidated balance sheet as restricted cash to be used as consideration. The total consideration includes estimated deferred purchase price of $71.2 million, a holdback liability of $0.2 million and an estimated working capital adjustment of $0.3 million. The Company agreed to a deferred purchase price of $70.0 million which accrues interest at a rate of 5% per annum and is payable in quarterly installments of $5.0 million, plus accrued and unpaid interest, beginning September 30, 2017. Any remaining unpaid principal and interest is due in full on September 30, 2018. In addition, the Company has agreed to prepay $1.35 million of the deferred purchase price on or before December 28, 2017. The deferred purchase price is subject to certain negative covenants, including a prohibition against certain distributions to the unit holders of EVO LLC until the deferred purchase price is paid in full. The Company may voluntarily prepay the deferred purchase price at any time, without premium, subject to the satisfaction of leverage incurrence test under the Senior Secured Credit Facilities. Total costs incurred in connection with this acquisition were $1.3 million and are presented in selling, general and administrative expenses. Sterling is presented in the North America segment.

EVO Investco, LLC and subsidiaries

Notes to the unaudited condensed consolidated financial statements

June 30, 2017 and December 31, 2016

(In thousands)

The table below presents the provisional allocation of the purchase price of Sterling to the assets acquired and liabilities assumed based on their fair values.

As of the acquisition date
(In thousands)
Cash and cash equivalents	$601
Accounts receivable	945
Prepaid expenses and other	905
Inventory	851
Equipment and improvements	2,711
Intangibles—Trademarks	14,400
Intangibles—Internally developed software	7,300
Intangibles—Non-competition agreements	6,200
Intangibles—Merchant contract portfolios	27,300
Intangibles—Merchant referral agreements	30,200
Accounts payable and accrued expenses	(2,626)

Total net fair value excluding goodwill	88,787
Goodwill	107,978

Total purchase price	$196,765

Intangible assets consist of an indefinite lived trade name, internally developed software, non-competition agreements, merchant referral agreements and merchant contract portfolios with useful lives of 7 years, 2 to 3.75 years, 18 to 21 years, and 12 to 18 years, respectively. Multiple assets were acquired for each of the following classes of asset resulting in variability in the assets useful life: non-competition agreements, merchant referral agreements and merchant contract portfolios. Non-competition agreements are amortized on a straight-line basis. Acquired goodwill is expected to be tax deductible.

The Company views this acquisition as an important part of its long-term strategy of expanding the Company’s business domestically and the goodwill arising from the acquisition was attributable to strategic benefit and growth opportunities, including alternative sales channels and operating synergies that the Company expects to realize.

Revenues and net loss included in the condensed consolidated statements of operations and comprehensive income from the date of acquisition through June 30, 2017 is $23.3 million and $1.1 million, respectively.

The unaudited pro forma revenues and net income (loss) for the six months ended June 30, 2017 and 2016 if the acquisition of Sterling had occurred on January 1, 2016 are $233.7 million and $(22.8) million, and $223.5 million and $59.3 million, respectively. The pro forma adjustments include incremental amortization and depreciation expense, incremental interest expense associated with new long-term debt required to finance the acquisition as well as the deferred consideration, and tax expense associated with the fair value adjustments made in applying the acquisition-method of accounting.

EVO Investco, LLC and subsidiaries

Notes to the unaudited condensed consolidated financial statements

June 30, 2017 and December 31, 2016

(In thousands)

(b) Vision Payments Solutions

In March 2017, a subsidiary of the Company acquired the remaining 25% membership interest in Vision Payments Solutions, LLC (“VPS”) from Vision Payments Solutions, Inc. (“VPS Inc.”). This transaction resulted in a reduction to members’ deficit and nonredeemable non-controlling interest of $0.4 million. VPS is presented in the North America segment.

(c) Pineapple Payments

In April 2017, a subsidiary of the Company acquired the remaining 75% of the assets of Pineapple Payments, LLC (“Pineapple) for $8.4 million. This consideration is inclusive of contingent consideration of $0.7 million. Pineapple is presented in the North America segment. The pro forma impact of this acquisition was not material to the Company’s historical consolidated operating results and is, therefore, not presented. Intangible assets consist of merchant contract portfolios and a referral agreement with useful lives of 7 years and 5 years, respectively.

(d) Zenith Merchant Services

In May 2017, a subsidiary of the Company acquired the remaining 49% membership interest in Zenith Merchant Services, LLC (“Zenith”) for $9.2 million. This consideration is inclusive of contingent consideration of $2.8 million. The transaction resulted in an increase to members’ deficit and a reduction to nonredeemable non-controlling interest of $6.8 million and $2.4 million respectively. Zenith is presented in the North America segment.

(3) Equipment and improvements

Equipment and improvements consisted of the following as of June 30, 2017 and December 31, 2016:

	Estimated useful lives in years	2017	2016
		(In thousands)
Card processing and office equipment	3-5	$109,775	$96,270
Computer software	3	29,905	29,150
Leasehold improvements	various	13,018	14,034
Furniture and fixtures	5-7	10,111	9,122

Totals		162,809	148,576
Less accumulated depreciation		(85,246)	(73,548)
Foreign currency translation adjustment		4,510	(2,444)

Totals		$82,073	$72,584

Depreciation expense related to equipment and improvements was $14.3 million and $12.3 million for the six months ended June 30, 2017 and 2016, respectively. In the six months ended June 30, 2017, equipment and improvements and accumulated depreciation were each reduced by $2.7 million for asset retirements related to fully depreciated equipment.

EVO Investco, LLC and subsidiaries

Notes to the unaudited condensed consolidated financial statements

June 30, 2017 and December 31, 2016

(In thousands)

(4) Goodwill and intangible assets

Intangible assets, net consist of the following as of June 30, 2017 and December 31, 2016:

	2017	2016
	(In thousands)
Intangible assets with finite lives:
Merchant contract portfolios:
Gross carrying value	$274,247	$240,654
Accumulated amortization	(100,206)	(87,409)
Accumulated impairment losses	(5,658)	(5,658)
Foreign currency translation adjustment	(23,142)	(37,765)

Net	145,241	109,822

Marketing alliance agreements:
Gross carrying value	187,760	154,760
Accumulated amortization	(29,383)	(23,716)
Accumulated impairment losses	(7,585)	(7,585)
Foreign currency translation adjustment	(13,370)	(25,524)

Net	137,422	97,935

Trademarks, finite-lived:
Gross carrying value	25,084	25,084
Accumulated amortization	(7,432)	(6,467)
Foreign currency translation adjustment	(4,447)	(5,898)

Net	13,205	12,719

Internally developed software:
Gross carrying value	37,863	26,727
Accumulated amortization	(7,979)	(6,772)
Accumulated impairment losses	(9,324)	(9,324)
Foreign currency translation adjustment	(3,505)	(3,909)

Net	17,055	6,722

Non-competition agreements:
Gross carrying value	6,200	—
Accumulated amortization	(1,317)	—

Net	4,883	—

Total finite-lived, net	317,806	227,198

Trademarks, indefinite-lived:
Gross carrying value	18,486	4,086

Total intangible assets, net	$336,292	$231,284

EVO Investco, LLC and subsidiaries

Notes to the unaudited condensed consolidated financial statements

June 30, 2017 and December 31, 2016

(In thousands)

Amortization expense related to intangible assets was $21.3 million and $19.5 million for the six months ended June 30, 2017 and 2016, respectively.

Estimated amortization expense to be recognized during each of the five years subsequent to June 30, 2017:

Amount
(In thousands)
Years ending:
2017 (remainder of the year)	$23,658
2018	42,478
2019	37,990
2020	33,819
2021	31,231
2022 and thereafter	148,630

Total	$317,806

The following represents net intangible assets by segment as of June 30, 2017 and December 31, 2016:

	2017	2016
	(In thousands)
Intangible assets:
North America
Merchant contract portfolios	$102,605	$65,112
Marketing alliance agreements	90,487	55,165
Internally developed software	9,412	1,088
Non-competition agreements	4,883	—
Trademarks, indefinite-lived	18,486	4,086

Total	225,873	125,451

Europe
Merchant contract portfolios	42,636	41,474
Marketing alliance agreements	46,935	45,979
Trademarks, finite-lived	13,205	12,740
Internally developed software	7,643	5,640

Total	110,419	105,833

Total intangible assets	$336,292	$231,284

EVO Investco, LLC and subsidiaries

Notes to the unaudited condensed consolidated financial statements

June 30, 2017 and December 31, 2016

(In thousands)

Goodwill activity for the six months ended June 30, 2017, in total and by reportable segment, was as follows:

	Reportable segment
	Europe	North America	Total
	(In thousands)
Goodwill, gross, as of December 31 , 2016	$122,366	$86,409	$208,775
Accumulated impairment losses	(24,291)	—	(24,291)

Goodwill, net, as of December 31, 2016	98,075	86,409	184,484
Acquisition of Sterling	—	107,978	107,978
Foreign currency translation adjustment	11,195	4,816	16,011

Goodwill, net as of June 30, 2017	$109,270	$199,203	$308,473

For the six months ended June 30, 2017 and 2016, there was no goodwill or long-lived asset impairment.

(5) Related party transactions

Some of the majority members and officers of the Company have partial ownership interests in certain related companies. The Company advances funds to and receives funds from these related companies, incurs commission expenses and sells or purchases equipment and services to/from these companies. The related party commission expenses and sale or purchase of equipment and services amounted to $20.8 million and $22.3 million for the six months ended June 30, 2017 and 2016, respectively.

Related party balances consist of the following as of June 30, 2017 and December 31, 2016:

	2017	2016
	(In thousands)
Receivables from sale of POS devices and peripherals	$2,856	$1,511
Receivables from related company	2,552	2,109
Notes receivable, short term	570	968

Due from related parties, short term	$5,978	$4,588

Notes receivable, long term	176	2,544

Due from related parties, long term	$176	$2,544

Liabilities to related company	3,410	11,133

Due to related parties, short term	$3,410	$11,133

ISO commission reserve	1,210	1,225

Due to related parties, long term	$1,210	$1,225

EVO LLC also relies on Federated Payments Canada Corp. (“Federated Canada”), to provide certain marketing services for the Company’s business in Canada. While the Company does not hold a direct ownership interest in Federated Canada, the Company’s majority member holds a one third interest in Federated Canada. For the six

EVO Investco, LLC and subsidiaries

Notes to the unaudited condensed consolidated financial statements

June 30, 2017 and December 31, 2016

(In thousands)

months ended June 30, 2017 and 2016, the Company paid $4.0 million and $3.8 million, respectively in fees to Federated Canada for these services.

In addition, the Company has notes receivable from employees maturing through June 24, 2021 with interest rates ranging from 3.25%—5.25%. The balance of the outstanding notes is not significant and $1.0 million as of June 30, 2017 and December 31, 2016, respectively. The outstanding notes are presented in “Other current assets” and “Other assets” on the consolidated balance sheet.

(6) Income taxes

The Company’s ETR from continuing operations was (78.8)% and 15.4% for the six months ended June 30, 2017 and 2016, respectively. Income tax liability is incurred in foreign operations whereas income of Investco is taxed to the owners and not by EVO LLC.

For the six months ended June 30, 2017, the Company recorded an income tax expense of $9.4 million as a result of local taxes in the Company’s foreign operations, which contributed primarily to the ETR yet the jurisdictions which recognized operational losses did not recognize those tax benefits and were, therefore, excluded from the annual ETR per ASC 740, Income Taxes.

We conduct periodic evaluations of positive and negative evidence to determine whether it is more likely than not that the deferred tax asset can be realized in future periods. In these evaluations, we gave more significant weight to objective evidence, such as our actual financial condition and historical results of operations, as compared to subjective evidence, such as projections of future taxable income or losses. As a result of these evaluations we recognized a full valuation allowance for the German deferred tax assets as the German jurisdictional deferred tax assets are not considered to be more likely than not realizable based on all available positive and negative evidence. We intend to continue maintaining a full valuation allowance on our deferred tax assets in Germany until there is sufficient evidence to support the reversal of all or some portion of these allowances. Release of the valuation allowance would result in the recognition of certain deferred tax assets and a decrease to income tax expense for the period in which the release is recorded. However, the exact timing and amount of the valuation allowance release are subject to change based on the profitability that we achieve. Based on such analysis, there were no material changes to the valuation allowance for the six months ended June 30, 2017.

(7) Long-term debt and credit facilities

As of June 30, 2017 and December 31, 2016, the Company was in compliance with all its financial covenants.

In conjunction with the acquisition of Sterling, the Company agreed to a deferred purchase price of $70.0 million which accrues interest at a rate of 5% per annum and is payable in quarterly installments of $5.0 million, plus accrued and unpaid interest, beginning September 30, 2017. Any remaining unpaid principal and interest is due in full on September 30, 2018. In addition, the Company has agreed to prepay $1.35 million of the deferred purchase price on or before December 28, 2017.

In connection with the Company’s acquisition of EVO Payments Mexico, the Company entered into a loan (“BMO loan”), executed on August 25, 2015, between BMO Harris Bank N.A. (“BMO Harris Bank”), as the lender, MDP,

EVO Investco, LLC and subsidiaries

Notes to the unaudited condensed consolidated financial statements

June 30, 2017 and December 31, 2016

(In thousands)

as the guarantor, and the Company. BMO Harris Bank provided the BMO loan as an unsecured demand note with no maturity date in an amount up to $104.5 million and the Company withdrew $95.3 million on execution date, and is, therefore, classified as current in the consolidated balance sheets. The interest rate is the greater of the BMO Harris Bank’s prime rate, plus 0.25% per annum, or LIBOR Quoted Rate plus 3% per annum calculated on a monthly basis. In December 2016, the Company made a principal payment of $35.0 million. In January 2017, the loan was repaid in full.

The Company maintains intraday and overnight facilities to fund its settlement obligations. These facilities are short-term in nature.

Long-term debt consists of the following as of June 30, 2017 and December 31, 2016:

	2017	2016
	(In thousands)
First lien term loan	$568,767	$570,950
Second lien term loan	175,098	175,486
First lien revolver	65,214	11,728
Letter of credit	1,000	4,300
Deferred purchase price	72,577	—
BMO loan	—	65,208
Settlement facilities	4,239	2,535
Less debt issuance costs	(20,055)	(21,644)

Total long-term debt	866,840	808,563
Less current portion of long-term debt	(82,820)	(73,461)

Total long-term debt, long-term portion	$784,020	$735,102

Principal payment requirements on the above obligations in each of the years remaining subsequent to June 30, 2017 are as follows:

Amounts
(In thousands)
Years ending December 31:
2017 (remainder of year)	$82,820
2018	5,700
2019	5,700
2020	5,700
2021	70,914
2022 and thereafter	716,061

$886,895

EVO Investco, LLC and subsidiaries

Notes to the unaudited condensed consolidated financial statements

June 30, 2017 and December 31, 2016

(In thousands)

(8) Supplemental cash flows information

Supplemental cash flow disclosures and noncash investing and financing activities are as follows for the six months ended June 30, 2017 and 2016:

	2017	2016
	(In thousands)

Supplemental disclosure of cash flow data:
Interest paid	$28,327	14,478
Taxes paid, net of refunds	4,451	9,379

Total	$32,778	23,857

Supplemental disclosure of noncash
Contingent consideration	$3,564	—
Deferred purchase price	71,200	—

Total	$74,764	—

(9) Redeemable non-controlling interest

The Company owns 66% of eService; however, the eService shareholders agreement includes a provision whereby PKO Bank Polski, beginning 48 months after the acquisition (December 31, 2013), has the option to compel the Company to purchase 14% of the shares held by PKO Bank Polski based on the fair value. After the lapse of 72 months from the date of the acquisition, PKO Bank Polski may exercise the option on the remaining shares. Because this option is not solely within the Company’s control, it has classified this interest as a redeemable non-controlling interest and reports the redemption value in the mezzanine section of the consolidated balance sheet and will be reported at redemption value with a corresponding adjustment to members’ deficit, which represents fair market value, on a recurring basis.

The following table details the rollforward of redeemable non-controlling interests for the six months ended June 30, 2017 and the year ended December 31, 2016:

	2017	2016
	(In thousands)
Beginning balance	$100,530	$77,878
Net income attributable to redeemable non-controlling interests	1,691	6,104

Increase in the maximum redemption amount of:
eService redeemable non-controlling interest	17,687	16,548

Ending balance	$119,908	$100,530

EVO Investco, LLC and subsidiaries

Notes to the unaudited condensed consolidated financial statements

June 30, 2017 and December 31, 2016

(In thousands)

(10) Fair value

The table below presents information about items, which are carried at fair value on a recurring basis:

	June 30, 2017
	(In thousands)
	Level 1	Level 2	Level 3	Total
Cash equivalents	$104,680	$—	$—	$104,680
Contingent consideration	—	—	4,195	4,195
Redeemable non-controlling interest	—	—	119,908	119,908

Total	$104,680	$—	$124,103	$228,783

	December 31, 2016
	(In thousands)
	Level 1	Level 2	Level 3	Total
Cash equivalents	$123,662	$—	$—	$123,662
Contingent consideration	—	—	631	631
Redeemable non-controlling interest	—	—	100,530	100,530

Total	$123,662	$—	$101,161	$224,823

Cash equivalents consist of a money market fund that is valued using a market price in an active market (Level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Contingent consideration relates to potential payments that the Company may be required to make associated with acquisitions. To the extent that the valuation of these amounts are based on projected inputs that are less observable or not observable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for measures categorized in Level 3. In connection with the acquisition of Sterling, the Company fair valued the deferred consideration. This consideration is not based on future performance obligations and is not a recurring fair value measurement.

In the determination of the fair value of the redeemable non-controlling interest (“RNCI”) in eService, the Company used an income approach based on internal forecasts of expected future cash flows. Significant unobservable inputs included the Weighted Average Cost of Capital (“WACC”) used to discount the future cash flows, which was 17.5%, based on the markets in which the business operates and growth rate used within the future cash flows, which were between 3.0% and 11.4%, based on historic trends, current and expected market conditions, and management’s forecast assumptions. A future increase in the WACC would result in a decrease in the fair value of RNCI.

The carrying amounts of receivables, settlement, due from related parties, due to related parties long-term debt and deferred purchase price, approximate their fair value given the short-term nature or bearing at market rate value approximating carrying value. Visa preferred shares are carried at cost. The estimated fair value is $17.8 million as of June 30, 2017, which is based upon inputs classified as Level 3 of the fair value

EVO Investco, LLC and subsidiaries

Notes to the unaudited condensed consolidated financial statements

June 30, 2017 and December 31, 2016

(In thousands)

hierarchy using a Black-Scholes option pricing model due to the absence of quoted market prices, lack of liquidity and that inputs used to measure fair value are unobservable or require management’s judgment.

(11) Commitments and contingencies

(a) Leases

As of June 30, 2017, the Company is obligated under non-cancelable operating leases, which expire through 2036. Minimum annual lease payments in each of the years subsequent to June 30, 2017 are as follows:

Amount
(In thousands)

Years ending December 31:
2017 (remainder of year)	$3,492
2018	8,246
2019	5,322
2020	4,009
2021	3,199
2022 and thereafter	8,148

Total	$32,416

Rent expense, inclusive of real estate taxes, utilities, and maintenance incurred under operating leases totaled $6.2 million and $4.5 million for the six months ended June 30, 2017 and 2016, respectively, and is included in selling, general, and administrative expenses in the condensed consolidated statements of operations.

(b) Litigation

The Company is party to claims in lawsuits incidental to its business. In the opinion of management, the ultimate outcome of such matters, individually or in the aggregate, will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

(c) Transaction processing contract

In 2013, the Company entered into an amendment to its service agreement with Global Payments Direct Inc. (“Global”). The agreement provides the Company with transaction processing services provided by Global through May 17, 2022. The agreement provides that Global will receive various fees based upon merchant activity and also provides for a tiered pricing arrangement for those transactions that are received through the Company and subsequently forwarded to Global for authorization. The Company incurred transaction processing services expenses of $0.9 million and $2.9 million for the six months ended June 30, 2017 and 2016, respectively, under this arrangement, and is included in cost of services and products in the condensed consolidated statements of operations.

EVO Investco, LLC and subsidiaries

Notes to the unaudited condensed consolidated financial statements

June 30, 2017 and December 31, 2016

(In thousands)

(d) Bank sponsorship

The Company maintains various Bank Sponsorship agreements in North America and Europe with Member Banks for the purpose of providing the Company with the ability to process directly with card networks. The Company incurred expenses of $1.2 million and $0.9 million for the six months ended June 30, 2017 and 2016, respectively, with Member Banks under these arrangements, and is included in cost of services and products in the condensed consolidated statements of operations.

(12) Segment information

Information on segments and reconciliations to consolidated revenues and net (loss) income attributable to the Members of EVO Investco, LLC are as follows for the six months ended June 30, 2017 and 2016, respectively, and for consolidated assets are as follows as of June 30, 2017 and December 31, 2016, respectively:

	2017	2016
	(In thousands)

Revenues:
North America	$141,914	$121,314
Europe	91,605	82,756

Consolidated revenues	$233,519	$204,070

Segment profit:
North America	$35,637	$32,331
Europe	25,394	98,547

Total segment profit	61,031	130,878
Corporate	(10,142)	(8,329)
Depreciation and amortization	(35,673)	(31,747)
Net interest expense	(29,939)	(18,800)
Provision for income taxes	(9,357)	(11,633)

Net (loss) income attributable to the Members of EVO Investco, LLC	$(24,080)	$60,369

Total assets:
North America	$920,806	$880,568
Europe	406,595	378,674

Consolidated total assets	$1,327,401	$1,259,242

Capital expenditures:
North America	$5,085	$3,630
Europe	9,065	12,526

Consolidated total capital expenditures	$14,150	$16,156

For the purpose of discussing segment operations, the Company refers to “segment profit” which is segment revenue less (1) segment expenses plus (2) segment income from unconsolidated investees plus (3) segment

EVO Investco, LLC and subsidiaries

Notes to the unaudited condensed consolidated financial statements

June 30, 2017 and December 31, 2016

(In thousands)

other income, net less (4) segment non-controlling interests. Certain corporate-wide governance functions are not allocated to segments; they are reported in the caption “Corporate”.

For the six months ended June 30, 2017, revenue from external customers in the United States, Poland and Mexico as a percentage of consolidated revenues were 40.7%, 20.5%, and 20.0%, respectively. For the six months ended June 30, 2016, revenue from external customers in the United States, Poland and Mexico as a percentage of consolidated revenues were 38.1%, 20.3%, and 21.4%, respectively. Revenues from external customers are attributed to individual countries based on the location where the relationship is managed. For the six months ended June 30, 2017 and 2016, there is no one customer that represents more than 10% of revenue for each segment.

(13) Members’ deficit

As of June 30, 2017, the Company has outstanding Class A, Class B, Class C, Class D and Class E units. Class A, Class B, Class C and Class E units are non-vesting units. Class D units are vesting based on performance and service based conditions as described in the 2016 consolidated financial statement, and as of June 30, 2017 the performance based conditions have not been met. Class B and Class E units have preferential liquidation rights.

In January 2017, the Company issued 1,011,931 of Class E units in order to raise capital of $71.3 million. The Class E units were issued to existing unitholders and affiliates of existing unitholders. The proceeds from the issued Class E units were used to repay the BMO Loan, of $65.4 million in principal and interest, and to fund operations of the Company.

Members’ deficit balances by class of equity consist of the following:

June 30, 2017
(In thousands)
Class A	$(66,080)
Class B	(33,181)
Class C	2,570
Class D	(9,158)
Class E	67,177

Total	$(38,672)

EVO Investco, LLC and subsidiaries

Notes to the unaudited condensed consolidated financial statements

June 30, 2017 and December 31, 2016

(In thousands)

As of June 30, 2017, the Company authorized 6,500,000 Class A units, 6,000,000 Class B units, 500,000 Class C units, 1,418,614 Class D units and 1,011,931 Class E units. In the event of a liquidation, sale transaction or initial public offering, Class E units have preferential rights over the other classes of equity; Class B units have secondary preferential rights. The below table represents total units issued for each class of equity.

	Unit balances
	Class A	Class B	Class C	Class D	Class E	Total
	(In thousands)
Balance, December 31, 2016	6,374	3,506	375	1,085	—	11,340
Grants	—	—	—	34	1,012	1,046
Redemptions	—	—	—	—	—	—
Forfeitures	—	—	—	(12)	—	(12)

Balance, June 30, 2017	6,374	3,506	375	1,107	1,012	12,374

(14) Subsequent events

Subsequent events have been evaluated from the balance sheet date through September 28, 2017, the date in which the condensed consolidated financial statements were available to be issued.

             Shares

Class A Common Stock

Prospectus

J.P. Morgan	Citigroup	BofA Merrill Lynch	SunTrust Robinson Humphrey

                    , 2017

Until                     , 2017 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the various expenses, other than the underwriting discounts and commissions, expected to be incurred by EVO Payments, Inc. (the “Registrant”) in connection with the issuance and sale of Class A common stock being registered. All amounts are estimated except for Securities and Exchange Commission (“SEC”) registration fees, Financial Industry Regulatory Authority (“FINRA”) filing fees and                listing fees.

SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky qualification fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment

Item 14. Indemnification of directors and officers.

Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, which we refer to as Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We intend to enter into indemnification agreements with each of our current directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Item 15. Recent sales of unregistered securities.

On April 21, 2017, in connection with its formation, the Registrant sold 100 of its shares of Class A common stock to an officer of the Registrant for an aggregate consideration of $100. The shares of Class A common stock described above were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), on the basis that the transactions did not involve a public offering. No underwriters were involved in the sale.

In connection with the acquisition of Sterling Payment Technologies (“Sterling”), on January 3, 2017, EVO Investco, LLC (“EVO Investco”) agreed with Sterling’s president and chief executive officer that, if one of EVO Investco’s affiliates (which would include the Registrant) completes an initial public offering of its stock prior to September 30, 2017, (1) that affiliate will issue him options to acquire shares with an aggregate value of $475,000 and (2) he may elect to receive such affiliate’s publicly traded stock with an aggregate value of $525,000 in lieu of a cash severance payment under his employment agreement with EVO Investco. The options and shares of Class A common stock described above were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering. No underwriters were involved in the sale.

In connection with EVO Investco’s acquisition of Zenith Merchant Services (“Zenith”) on May 1, 2017, EVO Investco agreed to make certain earn-out payments to the sellers upon Zenith’s satisfaction of certain thresholds tied to Zenith’s continuing performance. Following the completion of this offering, the sellers may elect to receive any subsequent earn-out payments in either cash or in shares of Class A common stock. The shares of Class A common stock described above were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering. No underwriters were involved in the sale.

In connection with the Reorganization Transactions described in the section titled “Organizational structure—Reorganization transactions” in the prospectus forming a part of this Registration Statement, based on an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of the prospectus, the Registrant will issue an aggregate of                  shares of its Class A common stock,                 shares of its Class B common stock,                  shares of its Class C common stock and                  shares of its Class D common stock to the Continuing LLC Owners and to current and former members of the Registrant’s management and certain of the Registrant’s employees. The shares of Class A common stock, Class B common stock, Class C common stock and Class D common stock described above will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits. See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes that:

1.	For the purpose of determining liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

iii.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

2.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

3.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

4.	The undersigned Registrant will provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Atlanta, Georgia on                 , 2017.

EVO Payments, Inc.

By:	James G. Kelly
Name:	Chief Executive Officer

Each of the undersigned officers and directors of EVO Payments, Inc. hereby constitutes and appoints each of James G. Kelly, Kevin M. Hodges and Steven J. de Groot as his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign the Registration Statement of EVO Payments, Inc. on Form S-1, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and any and all amendments thereto (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

James G. Kelly	Chief Executive Officer (Principal Executive Officer)	, 2017

Kevin M. Hodges	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2017

Darren Wilson	President, International and Director	, 2017

Exhibit index

Exhibit No.		Description

1.1	*	Form of Underwriting Agreement.

3.1	*	Form of Amended and Restated Certificate of Incorporation of EVO Payments, Inc.

3.2	*	Form of Amended and Restated Bylaws of EVO Payments, Inc.

4.1	*	Specimen Stock Certificate for Class A Common Stock of EVO Payments, Inc.

5.1	*	Opinion of King & Spalding LLP.

10.1	*	Form of Tax Receivable Agreement, to be effective upon the closing of this offering.

10.2	*	Form of LLC Agreement of EVO Investco, LLC, to be effective upon the closing of this offering.

10.3	*	Form of Amended and Restated Registration Rights Agreement, to be effective upon the closing of this offering.

10.4	*	Form of Exchange Agreement, to be effective upon the closing of this offering.

10.5	*	Form of Director Nomination Agreement, to be effective upon the closing of this offering.

10.6	*	Credit and Security Agreement, dated as of May 30, 2012, among EVO Payments International, LLC, as borrower, the subsidiaries of the borrower identified therein, as guarantors, SunTrust Bank, as Administrative Agent and Swingline Lender and Issuing Bank, the lenders from time to time party thereto.

10.7	*	First Amendment to Credit Agreement and Security Agreement, dated as of June 7, 2013, among EVO Payments International, LLC, as borrower, the guarantors identified therein, the lenders identified therein and SunTrust Bank, as Administrative Agent.

10.8	*	Second Amendment to Credit Agreement, dated as of December 24, 2013, among EVO Payments International, LLC, as borrower, the guarantors identified therein, the lenders identified therein and SunTrust Bank, as Administrative Agent.

10.9	*	Third Amendment to Credit Agreement, dated as of May 8, 2014, among EVO Payments International, LLC, as borrower, the guarantors identified therein, the lenders identified therein and SunTrust Bank, as Administrative Agent.

10.10	*	Fourth Amendment to Credit Agreement, dated as of May 7, 2015, among EVO Payments International, LLC, as borrower, the guarantors identified therein, the lenders identified therein and SunTrust Bank, as Administrative Agent.

10.11	*	Fifth Amendment to Credit Agreement and Waiver Agreement, dated as of July 29, 2015, among EVO Payments International, LLC, as borrower, the guarantors identified therein, the lenders identified therein and SunTrust Bank, as Administrative Agent.

10.12	*	Sixth Amendment to Credit Agreement, dated as of August 25, 2015, among EVO Payments International, LLC, as borrower, the guarantors identified therein, the lenders identified therein, SunTrust Bank, as Administrative Agent, and SunTrust Robinson Humphrey, Inc., Fifth Third Bank, BMO Capital Markets Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and Regions Capital Markets, as joint lead arrangers.

10.13	*	Seventh Amendment to Credit Agreement, dated as of March 22, 2016, among EVO Payments International, LLC, as borrower, the guarantors identified therein, the lenders identified therein and SunTrust Bank, as Administrative Agent.

Exhibit No.		Description

10.14	*	First Lien Credit Agreement, dated as of December 22, 2016, among EVO Payments International, LLC, as borrower, the subsidiaries of the borrower identified therein, as guarantors, SunTrust Bank, as Administrative Agent, Swingline Lender and Issuing Bank, the lenders from time to time party thereto and Citibank, N.A. and Regions Bank, as Co-Syndication Agents.

10.15	*	Second Lien Credit Agreement, dated as of December 22, 2016, among EVO Payments International, LLC, as borrower, the subsidiaries of the borrower identified therein, as guarantors, SunTrust Bank, as Administrative Agent, Swingline Lender and Issuing Bank, the lenders from time to time party thereto and Citibank, N.A. and Regions Bank, as Co-Syndication Agents.

10.16	*#	Form of Amended and Restated Employment Agreement for Executive Officers.

10.17	*#	Form of Indemnification Agreement for Executive Officers and Directors.

10.18	*#	EVO Payments, Inc. 2017 Omnibus Equity Incentive Plan.

10.19	*#	Form of Restricted Stock Award for EVO Payments, Inc. 2017 Omnibus Equity Incentive Plan.

10.20	*#	Form of Restricted Stock Unit Award for EVO Payments, Inc. 2017 Omnibus Equity Incentive Plan.

10.21	*#	Form of Stock Option Award for EVO Payments, Inc. 2017 Omnibus Equity Incentive Plan.

21.1	*	List of Subsidiaries of EVO Payments, Inc.

23.1	*	Consent of Deloitte & Touche LLP as to EVO Payments, Inc.

23.2	*	Consent of Deloitte & Touche LLP as to EVO Investco, LLC.

23.3	*	Consent of KPMG LLP as to EVO Investco, LLC.

23.4	*	Consent of King & Spalding LLP (included as part of Exhibit 5.1).

24.1	*	Powers of Attorney (included on signature page).

99.1	*	Consent of Rafik R. Sidhom to be listed as a director nominee.

99.2	*	Consent of Vahe Dombalagian to be listed as a director nominee.

99.3	*	Consent of James G. Kelly to be listed as a director nominee.

99.4	*	Consent of Matthew Raino to be listed as a director nominee.

*	To be filed by amendment.

#	Indicates management contract or compensatory plan.